As filed with the Securities and Exchange Commission on December 9, 2015

Registration No. 333-[        ] and 333-[        ]-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

AMERICAN EXPRESS ISSUANCE TRUST II

(Issuing Entity in respect of the Notes)

AMERICAN EXPRESS RECEIVABLES FINANCING

CORPORATION VIII LLC

(Depositors)

(Exact names of registrant as specified in their respective charters)

Delaware

(State or other jurisdiction of incorporation or organization)

46-0795019

(I.R.S. Employer Identification No.)

Commission File Number of depositor: 333-[            ]

Central Index Key Number depositor: 0001562918

200 Vesey Street

30th Floor, Room 505A

New York, New York 10285

(212) 640-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Central Index Key Number of sponsor (if applicable): 0001135317

AMERICAN EXPRESS Travel Related Services Company, Inc.

(Exact name of sponsor as specified in charter)

Laureen E. Seeger, Esq.

Executive Vice President and General Counsel

American Express Company

200 Vesey Street

New York, New York 10285

(212) 640-2000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Alan Knoll, Esq.

Orrick, Herrington & Sutcliffe LLP

51 West 52nd Street

New York, New York 10019-6142

Telephone: (212) 506-5077

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(a)(b)	Proposed maximum offering price per unit(c)	Proposed maximum aggregate offering price(c)	Amount of registration fee
Notes	$1,000,000	100%	$1,000,000	$100.70

(a)	With respect to any securities issued with original issue discount, the amount to be registered is calculated based on the initial public offering price thereof.

(b)	With respect to any securities denominated in any foreign currency, the amount to be registered shall be the U.S. dollar equivalent thereof based on the prevailing exchange rate at the time such security is first offered.

(c)	Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is prohibited.

SUBJECT TO COMPLETION, DATED [●] [●], 201[●]

Prospectus dated [●] [●], 201[●] American Express Issuance Trust II (Central Index Key Number 0001562914) Issuing Entity

American Express Receivables Financing Corporation VIII LLC

(Central Index Key Number 0001562918)

Depositor and Transferor

American Express Travel Related Services Company, Inc.

(Central Index Key Number 0001135317)

Sponsor and Servicer

Series 201[●]-[●]

$[●] [Floating][Fixed] Rate Asset Backed Notes

The issuing entity will issue and sell:
	Class A Notes	Class B Notes	Class C Notes
Stated principal amount	$[●]	$[●]	$[●]
Note interest rate	[[●]-Month LIBOR[1] plus] [●]% per year	[[●]-month LIBOR[1] plus] [●]% per year	[[●]-month LIBOR[1] plus] [●]% per year
Interest payment dates	15th day of each calendar	15th day of each calendar	15th day of each calendar
	month, beginning in	month, beginning in	month, beginning in
	[●] [●], 201[●]	[●] [●], 201[●]	[●] [●], 201[●]
Expected final payment date	[●] [●], 201[●]	[●] [●], 201[●]	[●] [●], 201[●]
Legal maturity date	[●] [●], 201[●]	[●] [●], 201[●]	[●] [●], 201[●]
Price to public	$[●] ([●]%)	$[●] ([●]%)	$[●] ([●]%)
Underwriting discount	$[●] ([●]%)	$[●] ([●]%)	$[●] ([●]%)
Proceeds to the issuing entity	$[●] ([●]%)	$[●] ([●]%)	$[●] ([●]%)

[1 For a description of how [●]-Month LIBOR is determined, see “The Notes — Interest Payments.”]

The subordination of the Class C notes provides credit enhancement for the Class A notes and the Class B notes. The subordination of the Class B notes provides credit enhancement for the Class A notes. The Class C reserve account provides credit enhancement for the Class C notes. [Additional credit enhancement for the Class [●] notes is provided in the form of a [●], as more fully described herein.]

The primary assets of the issuing entity are receivables arising in designated consumer and small business charge accounts owned by American Express Centurion Bank, American Express Bank, FSB or any of their affiliates. In the future, the assets of the issuing entity may include receivables arising in designated commercial charge accounts owned by American Express Travel Related Services Company, Inc. or any of its affiliates.

You should consider the discussion under “Risk Factors” beginning on page [●] of this prospectus before you purchase any notes.

The Series 201[●]-[●] notes are obligations of the issuing entity only and are not obligations of American Express Travel Related Services Company, Inc., American Express Centurion Bank, American Express Bank, FSB, American Express Receivables Financing Corporation VIII LLC or any other person. The Series 201[●]-[●] notes are secured by only some of the assets of the issuing entity. You will have no recourse to any other assets of the issuing entity for the payment of interest on and principal of your notes.

The Series 201[●]-[●] notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the SEC nor any state securities commission has approved these notes or determined that this prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters
[A Co.]	[B Co.]	[C Co.]

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

You should rely only on the information provided in this prospectus including the information incorporated by reference. We have not authorized anyone to provide you with different information.

We are not offering the Series 201[•]-[•] notes in any state where the offer is not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the dates stated on the cover.

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus provides the pages on which these captions are located.

A part of this prospectus uses defined terms. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page [•] of this prospectus.

Volcker Rule Considerations

The American Express Issuance Trust II is not now, and immediately following the issuance of the Series 201[•]-[•] notes will not be, a “covered fund” for purposes of regulations adopted under Section 13 of the Bank Holding Company Act of 1956, commonly known as the “Volcker Rule.” In reaching this conclusion, although other statutory or regulatory exemptions under the Investment Company Act of 1940, as amended, may be available, we have relied on the exemption from registration set forth in Rule 3a-7 under the Investment Company Act.

i

Transaction Summary

Issuing Entity:	American Express Issuance Trust II
Depositor and Transferor:	American Express Receivables Financing Corporation VIII LLC
Sponsor, Servicer and Administrator:	American Express Travel Related Services Company, Inc.
Originators of the Receivables:	American Express Centurion Bank and American Express Bank, FSB
Owner Trustee:	Wilmington Trust Company
Indenture Trustee:	The Bank of New York Mellon
Expected Issuance Date:	[●] [●], 201[●]
Servicing Fee Rate:	[2.00]%
Clearance and Settlement:	DTC/Clearstream/Euroclear
Groups:	Reallocation Group [A/B] Shared Excess Available Finance Charge Collections Group [A/B] Shared Excess Available Principal Collections Group [A/B]

	Class A Notes	Class B Notes	Class C Notes
Stated Principal Amount:	$[●]	$[●]	$[●]
Credit Enhancement:	Subordination of Class B notes and Class C notes	Subordination of Class C notes	Class C reserve account
Note Interest Rate:	[[●]-month LIBOR plus] [●]% per year	[[●]-month LIBOR plus] [●]% per year	[[●]-month LIBOR plus] [●]% per year
Interest Accrual Method:	[Actual/30]/360	[Actual/30]/360	[Actual/30]/360
Interest Payment Dates:	Monthly (15th)	Monthly (15th)	Monthly (15th)
First Interest Payment Date:	[●] [●], 201[●]	[●] [●], 201[●]	[●] [●], 201[●]
[LIBOR Determination Date:]	[Two London business days before each interest payment date]	[Two London business days before each interest payment date]	[Two London business days before each interest payment date]
Approximate end of Revolving Period and commencement of Controlled Accumulation Period (subject to adjustment):	[●] [●], 201[●]	[●] [●], 201[●]	[●] [●], 201[●]
Expected Final Payment Date:	[●] [●], 201[●]	[●] [●], 201[●]	[●] [●], 201[●]
Legal Maturity Date:	[●] [●], 201[●]	[●] [●], 201[●]	[●] [●], 201[●]
ERISA Eligibility (investors are cautioned to consult with their counsel):	Yes, subject to important considerations described in “Benefit Plan Investors” in this prospectus	Yes, subject to important considerations described in “Benefit Plan Investors” in this prospectus	Yes, subject to important considerations described in “Benefit Plan Investors” in this prospectus
Debt for United States Federal Income Tax Purposes (investors are cautioned to consult with their tax counsel):	Yes, subject to important considerations described in “Federal Income Tax Consequences” in this prospectus	Yes, subject to important considerations described in “Federal Income Tax Consequences” in this prospectus	Yes, subject to important considerations described in “Federal Income Tax Consequences” in this prospectus

v

Prospectus Summary

This summary does not contain all the information you may need to make an informed investment decision. You should read the entire prospectus before you purchase any notes.

Risk Factors

Investment in the Series 201[•]-[•] notes involves risks. You should consider carefully the risk factors beginning on page [•] of this prospectus.

Issuing Entity

American Express Issuance Trust II, a Delaware statutory trust, is the issuing entity of the notes. Its address is American Express Issuance Trust II, c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-1600 and its telephone number is (302) 651-1000.

We refer to the American Express Issuance Trust II as the “issuance trust” or the “issuing entity.”

Account Owners

The receivables owned by the issuing entity will arise in designated charge accounts owned by American Express Centurion Bank, American Express Bank, FSB or any of their affiliates.

Centurion

American Express Centurion Bank, a Utah industrial bank, owns consumer charge accounts (and, in the future, may own commercial charge accounts) from which receivables are transferred to TRS, which receivables are then transferred by TRS to American Express Receivables Financing Corporation VIII LLC. American Express Receivables Financing Corporation VIII LLC may then, subject to certain conditions, add those receivables to the issuance trust. See “Sources of Funds to Pay the Notes — Addition of Assets” and “Description of the Receivables Purchase Agreements and the Sale Agreements” in this prospectus. American Express Centurion Bank may also be an account owner with respect to master trusts or other securitization special purpose entities which issue collateral certificates that are included in the issuance trust.

We refer to American Express Centurion Bank as “Centurion” or an “account owner.”

FSB

American Express Bank, FSB, a federal savings bank, owns consumer and small business charge accounts (and, in the future, may own commercial charge accounts) from which receivables are transferred to TRS, which receivables are then transferred by TRS to American Express Receivables Financing Corporation VIII LLC. American Express Receivables Financing Corporation VIII LLC may then, subject to certain conditions, add those receivables to the issuance trust. See “Sources of Funds to Pay the Notes — Addition of Assets” and “Description of the Receivables Purchase Agreements and the Sale Agreements” in this prospectus. American Express Bank, FSB may also be an account owner with respect to master trusts or other securitization special purpose entities which issue collateral certificates that are included in the issuance trust.

We refer to American Express Bank, FSB as “FSB” or an “account owner.” We refer to TRS, Centurion and FSB collectively as the “account owners.” Unless the context otherwise requires, references to “account owner” and the “account owners” in this prospectus include any additional account owner so designated in accordance with the transfer agreement.

Sponsor, Servicer and Administrator

American Express Travel Related Services Company, Inc., a New York corporation, is the sponsor of the issuing entity. American Express Travel Related Services Company, Inc. also owns commercial charge accounts from which receivables may in the future be transferred to American Express Receivables Financing Corporation VIII LLC, which receivables American Express Receivables Financing Corporation VIII LLC may then, subject to certain conditions, add to the issuance trust. See “Sources of Funds to Pay the Notes — Addition of Assets” and “Description of the Receivables Purchase Agreements and the Sale Agreements” in this prospectus. American Express Travel Related Services Company, Inc. may also be an account owner with respect to master trusts or other securitization special purpose entities which issue collateral certificates that are included in the issuance trust.

We refer to American Express Travel Related Services Company, Inc. as “TRS” or, as the context requires, an “account owner.”

TRS is the servicer of the issuance trust. As servicer, TRS is responsible for servicing, managing and making collections on the receivables in the issuance trust. See “Transaction Parties — TRS” and “Sources of Funds to Pay the Notes — Collection and Other Servicing Procedures” in this prospectus. The servicer has outsourced certain functions to affiliated and unaffiliated third parties, but TRS remains responsible for the overall servicing process. For information about certain affiliated and unaffiliated third party vendors that provide these services, including Centurion, FSB and RFC VIII, see “Transaction Parties — TRS” and “Sources of Funds to Pay the Notes — Collection and Other Servicing Procedures” in this prospectus.

In limited cases, the servicer may resign or be removed, and either the indenture trustee or a third party may be appointed as the new servicer. See “Sources of Funds to Pay the Notes — Servicer Default” in this prospectus.

The servicer receives a servicing fee from the issuing entity, and each series is obligated to pay a portion of that fee. See “Deposit and Application of Funds — Servicer Compensation and Other Fees and Expenses” for a description of the monthly servicing fee allocated to each series of notes.

As administrator of the issuance trust, TRS also performs certain administrative functions on behalf of the issuing entity. See “The Issuing Entity” in this prospectus.

TRS or an affiliate also may be the servicer or administrator of master trusts or other securitization special purpose entities which may issue collateral certificates to be included in the issuance trust.

We refer to TRS, as the context may require, as the “servicer” or the “administrator.”

Receivables Seller

On an ongoing basis, American Express Credit Corporation purchases from TRS receivables arising in commercial charge accounts owned by TRS. In connection with the designation of aggregate addition accounts or new accounts to the issuing entity’s portfolio, American Express Credit Corporation and TRS may, in the future, enter into sale agreements pursuant to which American Express Credit Corporation will sell to TRS all of its right, title and interest in the receivables existing in the designated accounts and in the receivables thereafter arising in those accounts, including all recoveries allocable to such receivables, all monies due or to become due, all amounts received or receivable and all collections and all proceeds, each as it relates to such receivables.

We refer to American Express Credit Corporation as “Credco.”

Depositor and Transferor

American Express Receivables Financing Corporation VIII LLC is the depositor and transferor to the issuance trust. It is a limited liability company formed under the laws of the State of Delaware on August 15, 2012, and it is a wholly-owned subsidiary of TRS. American Express Receivables Financing Corporation VIII LLC also structures the issuing entity’s transactions. Its address is 200 Vesey Street, 30th Floor, Room 505A, New York, New York 10285 and its telephone number is (212) 640-2000.

We refer to American Express Receivables Financing Corporation VIII LLC as “RFC VIII” or the “transferor.” Unless the context otherwise requires, any reference in this prospectus to “transferor” includes any additional transferor so designated in accordance with the transfer agreement.

Pursuant to a receivables purchase agreement with TRS, RFC VIII purchases receivables owned by TRS in designated charge accounts owned by Centurion and FSB. See “Description of the Receivables Purchase Agreements and the Sale Agreements” in this prospectus. It may then, subject to certain conditions, add those receivables to the issuance trust. See “Sources of Funds to Pay the Notes — Addition of Assets” in this prospectus. RFC VIII or any of its affiliates may be a transferor to master trusts or other securitization special purpose entities which issue collateral certificates that are included in the issuance trust.

As the transferor to the issuance trust, RFC VIII holds the transferor interest in the issuance trust, which represents the interest in the issuance trust not represented by notes issued and outstanding under the issuance trust or the rights, if any, of any credit enhancement providers to receive payments from the issuance trust. See “Sources of Funds to Pay the Notes — Required Transferor Amount” in this prospectus.

See “Transaction Parties — RFC VIII” in this prospectus for a further description of its activities and history.

Indenture Trustee

The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the indenture for each series, class and tranche of notes issued by the issuing entity. Its address is 101 Barclay Street, Floor 7 West, Attention: Corporate Trust Administration — Asset Backed Securities, New York, New York 10286. Its telephone number is (212) 815-6258.

Under the terms of the indenture, the role of the indenture trustee is limited. See “The Indenture — Indenture Trustee” in this prospectus.

Owner Trustee

Wilmington Trust Company, a Delaware trust company, is the owner trustee under the trust agreement. Its address is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-1600. Its telephone number is (302) 651-1000.

Under the terms of the trust agreement, the role of the owner trustee is limited. See “Transaction Parties — The Owner Trustee” in this prospectus.

KEY PARTIES AND OPERATING DOCUMENTS

Securities Offered

American Express Issuance Trust II is offering:

$[●] of Class A notes;

$[●] of Class B notes; and

$[●] of Class C notes.

In this document, references to the Series 201[●]-[●] notes include the Class A Notes, the Class B Notes and the Class C Notes, and references to Series 201[●]-[●] are to the Series 201[●]-[●] notes. The Series 201[●]-[●] notes will be issued pursuant to the indenture and the Series 201[●]-[●] indenture supplement. Each of the indenture and the Series 201[●]-[●] indenture supplement is between the issuing entity and the indenture trustee. The Series 201[●]-[●] notes are entitled to their allocable share of the issuing entity’s assets.

Only the Series 201[●]-[●] notes are being offered through this prospectus.

The Series 201[●]-[●] notes are expected to be issued on [●] [●], 201[●].

Payment Dates

Interest will be paid on each payment date, which will be [●] [●], 201[●] and the 15th day of each following month or, if the 15th day is not a business day, the following business day.

Interest

The Class A notes will accrue interest at an annual rate equal to [[●]-month LIBOR as determined on the related LIBOR determination date plus] [●]%.

The Class B notes will accrue interest at an annual rate equal to [[●]-month LIBOR as determined on the related LIBOR determination date plus] [●]%.

The Class C notes will accrue interest at an annual rate equal to [[●]-month LIBOR as determined on the related LIBOR determination date plus] [●]%.

Interest on the Series 201[●]-[●] notes will begin to accrue on the issuance date, expected to be [●] [●], 201[●]. [Interest on the Series 201[●]-[●] notes will be calculated on the basis of a 360-day year and the actual number of days in the related interest period.] Each interest period will begin on and include a payment date and end on but exclude the next payment date. The first interest period, however, will begin on the issuance date and will end on but exclude [●] [●], 201[●] which is the first payment date for the Series 201[●]-[●] notes.

[Include for floating rate notes: LIBOR for each interest period will be determined on the second business day before the beginning of that interest period. LIBOR for the initial interest period, however, will be determined two business days before the issuance date of the Series 201[●]-[●] notes. For calculating LIBOR only, a business day is any day that U.S. dollar deposits are transacted in the London interbank market.

LIBOR will be the rate appearing on Reuters Screen LIBOR01 Page (or such other page as may replace that page on that service for the purpose of displaying comparable rates or prices) as of 11:00 a.m., London time, on that date for deposits in U.S. dollars for a [●]-month period. If that rate does not appear on that page, the servicer will request four prime banks (selected by the servicer) in the London interbank market to provide quotations of their rates for U.S. dollar deposits for a [●]-month period, at approximately 11:00 a.m., London time, on that day. LIBOR will then be the average of those rates. However, if less than two rates are provided, LIBOR will be the average of the rates for loans in U.S. dollars to leading European banks for a [●]-month period offered by four major banks (selected by the servicer) in New York City, at approximately 11:00 a.m., New York City time, on that day.

Interest on each class of Series 201[●]-[●] notes for any payment date will equal the product of:

•	the note interest rate for that class for the related interest period; times

•	the actual number of days in that interest period divided by 360; times

•	the outstanding dollar principal amount of that class as of the related record date.]

[Include for fixed rate notes: Interest on each class of Series 201[●]-[●] notes for any payment date will equal one-twelfth the product of:

•	the note interest rate for that class for the related interest period; times

•	the outstanding dollar principal amount of that class as of the related record date.

For the first payment date, however, interest on the Class A, Class B and Class C notes will equal $[●], $[●] and $[●], respectively.]

The issuing entity will make interest payments on each payment date, beginning in [●] 201[●].

No payment of interest will be made on the Class B notes until the required payment of interest has been made to the Class A notes. Similarly, no payment of interest will be made on the Class C notes until the required payment of interest has been made to the Class A notes and the Class B notes. However, funds on deposit in the Class C reserve account will be available only for the Class C notes to cover shortfalls of interest on any payment date. See “— Subordination; Credit Enhancement” and “The Notes — Credit Enhancement — Subordination of Interest and Principal” in this prospectus.

Principal

The issuing entity expects to pay the stated principal amount of the Series 201[●]-[●] notes in one payment on the [●] 201[●] payment date, which is the expected final payment date, and is obligated to do so if funds are available for that purpose in accordance with the provisions of the indenture, the transfer agreement, the servicing agreement and the Series 201[●]-[●] indenture supplement. However, no principal will be paid on the Class B notes until the Class A notes are paid in full, and, generally, no principal will be paid on the Class C notes until the Class A notes and the Class B notes are paid in full. However, funds on deposit in the Class C reserve account will be available only for the Class C notes to cover certain shortfalls of principal on specified payment dates.

If the stated principal amount of the Series 201[●]-[●] notes is not paid in full on the expected final payment date due to insufficient funds, noteholders generally will not have any remedies against the issuing entity until the [●] 201[●] payment date, which is the series legal maturity date.

If the stated principal amount of the Series 201[●]-[●] notes is not paid in full on the expected final payment date, then an early amortization event will occur with respect to the Series 201[●]-[●] notes. As a result, the issuing entity will use series available principal collections, series available finance charge collections and other specified amounts to make monthly principal and interest payments on the Series 201[●]-[●] notes until the earliest of (i) the date on which the Series 201[●]-[●] notes are paid in full, (ii) the date on which assets in the issuance trust are sold following an event of default and acceleration of the Series 201[●]-[●] notes and (iii) the seventh business day following the series legal maturity date.

Principal of the Series 201[●]-[●] notes may be paid earlier than the expected final payment date if any other early amortization event or an event of default and acceleration occurs with respect to the Series 201[●]-[●] notes. See “The Notes — Early Amortization of the Notes”, “The Indenture — Early Amortization Events” and “— Events of Default” in this prospectus.

Credit Enhancement

Subordination

The subordination of the Class C notes provides credit enhancement for the Class A notes and the Class B notes. The subordination of the Class B notes and the Class C notes provides credit enhancement for the Class A notes. The Class C reserve account provides credit enhancement for the Class C notes.

The Class C notes are subordinated to the Class A notes and the Class B notes. Interest payments generally will be made first on the Class A notes and then on the Class B notes before they are made on the Class C notes. Principal payments on the Class C notes generally will not begin until both the Class A notes and the Class B notes have been paid in full. If the series nominal liquidation amount is reduced due to charge-offs resulting from any uncovered series default amount or due to reallocated principal collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the series servicing fee or any uncovered series default amount, the principal of and interest on the Class C notes may not be paid in full. If there is a sale of assets in the issuance trust following (i) an event of default and acceleration of the Series 201[●]-[●] notes or (ii) the series legal maturity date as described in “Deposit and Application of Funds — Sale of Assets” in this prospectus, the net proceeds of that sale which are available to pay principal of and interest on the Series 201[●]-[●] notes will be paid first to the Class A notes and the Class B notes before any remaining net proceeds will be available for payments due to the Class C notes.

The Class B notes are subordinated to the Class A notes. Interest payments will be made on the Class A notes before they are made on the Class B notes. Principal payments on the Class B notes will not begin until the Class A notes have been paid in full. If the series nominal liquidation amount is reduced due to charge-offs resulting from any uncovered series default amount or due to reallocated principal collections used to pay shortfalls in interest on the Class A notes or shortfalls in the series servicing fee or any uncovered series default amount, the principal of and interest on the Class B notes may not be paid in full. If there is a sale of assets in the issuance trust following (i) an event of default and acceleration of the Series 201[●]-[●] notes or (ii) the series legal maturity date as described in “Deposit and Application of Funds — Sale of Assets” in this prospectus, the net proceeds of that sale which are available to pay principal of and interest on the Series 201[●]-[●] notes will be paid first to the Class A notes before any remaining net proceeds will be available for payments due to the Class B notes.

Class C Reserve Account

The issuing entity will establish a Class C reserve account to provide credit enhancement solely for the Class C noteholders. Funds on deposit in the Class C reserve account will be available to Class C noteholders to cover shortfalls in interest payable on payment dates. If, on and after the earliest to occur of (i) the date on which assets in the issuance trust are sold following an event of default and acceleration of the Series 201[●]-[●] notes, (ii) any date on or after the expected final payment date on which the amount on deposit in the principal funding account (to the extent such amount exceeds the outstanding dollar principal amount of the Class A notes and the Class B notes) plus the aggregate amount on deposit in the Class C reserve account equals or exceeds the outstanding dollar principal amount of the Class C notes and (iii) the series legal maturity date, the amount on deposit in the principal funding account is insufficient to pay in full the Class C notes, the amount of the deficiency will be withdrawn from the Class C reserve account and applied to pay principal of the Class C notes. See “Deposit and Application of Funds — Withdrawals from the Class C Reserve Account” in this prospectus.

Initially, the Class C reserve account will not be funded. It will be funded, however, if the quarterly excess spread percentage falls below the levels described in the following table, if the quarterly principal payment rate is equal to or less than [●]% or if an early amortization event or event of default occurs with respect to the Series 201[●]-[●] notes.

The excess spread percentage for a monthly period is determined by subtracting the base rate from the series portfolio yield for that monthly period. See “Glossary of Defined Terms” in this prospectus for a description of base rate, the series portfolio yield, the excess spread percentage and the quarterly excess spread percentage.

The principal payment rate for a monthly period is determined by dividing the aggregate amount of principal collections received during that monthly period by the aggregate principal amount of billed balances as of the first day of that monthly period. See “Glossary of Defined Terms” in this prospectus for a description of the principal payment rate and the quarterly principal payment rate.

For any monthly period, the amount targeted to be deposited in the Class C reserve account is the applicable funding percentage times the initial dollar principal amount of the Series 201[●]-[●] notes.

Quarterly Excess Spread Percentage	Funding Percentage
Greater than [●]%	[●]%
Greater than [●]% to [●]%	[●]%
Greater than [●]% to [●]%	[●]%
Greater than [●]% to [●]%	[●]%
Greater than [●]% to [●]%	[●]%
0.00% to [●]%	[●]%

The amount targeted to be deposited in the Class C reserve account will adjust monthly as the quarterly excess spread percentage rises or falls. For any monthly period with respect to which the quarterly principal payment rate is equal to or less than [●]%, the funding percentage will be the greater of (i) [●]% and (ii) the applicable funding percentage specified in the table above. If an early amortization event or event of default occurs with respect to the Series 201[●]-[●] notes, the targeted Class C reserve account amount will be the outstanding dollar principal amount of the Class C notes. See “Deposit and Application of Funds — Targeted Deposits to the Class C Reserve Account” in this prospectus.

Credit enhancement for the Series 201[●]-[●] notes is for the benefit of Series 201[●]-[●] only and you are not entitled to the benefits of any credit enhancement available to any other series of notes.

[Derivative Agreement]

[The issuance trust will enter into a derivative agreement to serve as an additional source of funds to pay [principal of or interest] on the [Class [●]]/[Series 201[●]-[●]] notes.]

[See “The Notes — Additional Credit Enhancement — [Derivative Agreement]” in this prospectus.]

[Derivative Counterparty]

[The derivative counterparty under the derivative agreement is [●]. The derivative counterparty is a [state/country of incorporation] corporation and was incorporated in [●].

The long-term credit rating assigned to the derivative counterparty by Fitch is currently “[●],” by Moody’s is currently “[●]” and by Standard & Poor’s is currently “[●].” The short-term credit rating assigned to the derivative counterparty by Fitch is currently “[●],” by Moody’s is currently “[●]” and by Standard & Poor’s is currently “[●].”

[Describe the operation and material terms of any derivative agreement, including limits on amount and timing of payments. Describe material provisions regarding the substitution of the derivative counterparty.]

Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the derivative agreement is [less than 10%].

See “The Notes — Derivative Counterparty” in this prospectus.]

Other Interests in the Issuance Trust

Other Series of Notes

The Series 201[●]-[●] notes are issued by, and obligations of, the issuing entity. The issuing entity has issued other series of notes and expects to issue additional series of notes which may have different stated principal amounts, interest rates, interest payment dates, expected final payment dates, legal maturity dates and other characteristics. Other series, classes and tranches of notes may be issued by the issuing entity in the future without the consent of, or notice to, any noteholders, subject to the satisfaction of certain conditions, including the delivery of certain notices, certifications and legal opinions to the indenture trustee and the rating agencies, satisfaction of certain asset pool requirements and confirmation from the rating agencies of the ratings on the outstanding notes. See “The Notes — Issuances of New Series, Classes and Tranches of Notes” in this prospectus.

See “Annex I: Outstanding Series, Classes and Tranches of Notes” in this prospectus for information on the other outstanding notes. See also “Risk Factors — Issuance of additional notes or master trust investor certificates may affect your voting rights and the timing and amount of payments to you” in this prospectus.

The Transferor Amount

The transferor amount represents the amount of assets included in the issuance trust not securing any series, class or tranche of notes. For any monthly period, the transferor amount equals the pool balance as of the close of business on the last day of such monthly period minus the aggregate nominal liquidation amount of all notes as of the close of business on such day.

Increases or decreases in the pool balance without a corresponding increase or decrease in the nominal liquidation amount of any notes will result in an increase or decrease in the transferor amount. The transferor amount fluctuates to reflect changes in the amount of principal receivables included in the issuance trust. The transferor amount generally decreases as a result of the issuance of new notes. The transferor amount generally increases if there are reductions in the nominal liquidation amount of any notes, for example, due to payments of principal of those notes or a deposit into the principal funding account with respect to those notes.

The issuance trust has a minimum transferor amount requirement, referred to as the required transferor amount. For any monthly period, the required transferor amount equals a percentage, referred to as the required transferor amount percentage, of the amount of principal receivables included in the issuance trust at the end of that monthly period. With respect to each series of notes, a percentage will be designated as the series required transferor amount percentage for that series and will be specified in the prospectus. The required transferor amount percentage is the highest of such series required transferor amount percentages then in effect for any outstanding series of notes. With respect to Series 201[●]-[●], the series required transferor amount percentage is [12.25]%. The transferor may designate a different series required transferor amount percentage, subject to the satisfaction of certain conditions. So long as Series 201[●]-[●] is outstanding, the required transferor amount percentage will be no lower than the series required transferor amount percentage for Series 201[●]-[●]. The required transferor amount percentage is currently [12.25]% but is subject to change as described in this prospectus. See “The Notes — Series Required Transferor Amount Percentage” and “Sources of Funds to Pay the Notes — Required Transferor Amount”. The issuing entity will disclose on Form 8-K within a reasonable time after the closing date the transferor amount percentage if materially different from that disclosed in this prospectus.

If, at the end of any monthly period, the transferor amount for such monthly period is less than the required transferor amount for such monthly period, the transferor is required to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the invested amount of an existing collateral certificate included in the issuance trust as described in “Sources of Funds to Pay the Notes — Addition of Assets” and “— Increases in the Invested Amount of an Existing Collateral Certificate” in this prospectus.

If, when required to do so, the transferor is unable to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the invested amount of an existing collateral certificate included in the issuance trust, an early amortization event will occur with respect to the notes. See “Sources of

Funds to Pay the Notes — Required Transferor Amount” and “The Indenture — Early Amortization Events” in this prospectus.

The interest in the transferor amount initially is held by the transferor. The transferor’s interest in the transferor amount, referred to in this prospectus as the transferor interest, may be held either in certificated form represented by a transferor certificate or in uncertificated form. A holder of an interest in the transferor amount may sell all or a portion of that interest. The transferor amount does not provide credit enhancement to any notes.

The Issuing Entity’s Assets

As of the date of this prospectus, the issuing entity’s primary assets are receivables arising in designated consumer and small business charge accounts owned by Centurion and FSB and funds on deposit in the issuing entity accounts. The receivables consist of principal receivables and finance charge receivables which are in existence at the initial cut-off date and receivables which are created from time to time thereafter.

The issuing entity has acquired and will acquire the receivables from the transferor pursuant to the transfer agreement. The transferor has and will have acquired receivables from TRS pursuant to a receivables purchase agreement between TRS and the transferor. TRS has and will have acquired receivables from Centurion pursuant to a receivables purchase agreement between Centurion and TRS and from FSB pursuant to a receivables purchase agreement between FSB and TRS. See “Description of the Receivables Purchase Agreements and the Sale Agreements” in this prospectus.

The following information is as of [●] [●], 201[●]:

•	Total receivables in the issuance trust: $[●]

•	Principal receivables in the issuance trust: $[●]

•	Finance charge receivables in the issuance trust: $[●]

•	Accounts designated to the issuance trust: [●]

•	Account billing addresses: generally all 50 states plus the District of Columbia and Puerto Rico

Additional information regarding the assets included in the issuance trust is provided in Annex II to this prospectus, which forms an integral part of this prospectus. In the future, the issuance trust may include receivables arising in designated commercial charge accounts owned by TRS or any of its affiliates and receivables arising in additional designated consumer and small business charge accounts owned by Centurion, FSB or any of their affiliates. See “The Trust Portfolio and the Total Portfolio” and “Sources of Funds to Pay the Notes — Addition of Assets” in this prospectus and “The Total Portfolio” in Annex II to this prospectus.

Additionally, in the future, the issuance trust may include collateral certificates, each representing an undivided interest in a master trust or other securitization special purpose entity, whose assets consist primarily of receivables arising in designated charge accounts owned by TRS, Centurion, FSB or any of their affiliates.

Addition and Removal of Assets

Additional assets may be transferred to the issuing entity as described under “Sources of Funds to Pay the Notes — Addition of Assets” in this prospectus. The transferor may add additional receivables or collateral certificates to the issuance trust at any time without limitation, so long as:

•	the receivables are eligible receivables or the collateral certificates are eligible collateral certificates, as applicable,

•	the transferor does not expect the addition to result in an adverse effect, and

•	under certain circumstances, the rating agencies confirm the ratings on the outstanding notes.

Under certain limited circumstances, the transferor may be required to add additional receivables or collateral certificates to the issuance trust if required to maintain the required transferor amount or the required pool balance.

The transferor may also remove receivables that it transferred to the issuing entity as described under “— Removal of Assets” in this prospectus, subject to conditions included in the transfer agreement, including confirmation from the transferor that it does not expect the removal to result in an adverse effect and confirmation from the rating agencies of the ratings on the outstanding notes. If the transferor breaches certain representations and warranties relating to the eligibility of receivables included in the issuance trust, however, the transferor may be required to remove immediately those receivables from the issuance trust. Finally, on the date when any receivable in an account is charged off as uncollectible, the trust automatically transfers those receivables to the transferor.

The composition of the assets in the issuance trust will change over time due to:

•

changes in the composition and amount of the receivables in the issuance trust, including changes in the relative proportion of consumer, small business and commercial receivables, or in the master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust, as new receivables are created, existing receivables are paid off or charged off, additional accounts are designated to have their receivables included in the issuance trust, master trust or other securitization special purpose entity and removed accounts are designated to have their receivables removed from the issuance trust, master trust or other securitization special purpose entity;

•	the ability of the transferor to cause to be increased and decreased the invested amount of an existing collateral certificate included in the issuance trust; and

•	the ability of the transferor to transfer additional collateral certificates to the issuance trust.

Noteholders will not be notified of any such changes to the composition of the assets in the issuance trust due to additions or removals of receivables and/or collateral certificates. However, monthly reports containing certain information relating to the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission. These reports will not be sent to noteholders. See “Where You Can Find More Information” in this prospectus for information as to how these reports may be accessed.

See “Sources of Funds to Pay the Notes — Addition of Assets,” “— Removal of Assets” and “— Increases in the Invested Amount of an Existing Collateral Certificate” in this prospectus.

In addition, the occurrence of a pay out event or early amortization event with respect to a collateral certificate included in the issuance trust will result in the early amortization of that collateral certificate and may result in the early amortization of the notes. To the extent that principal collections allocated to that collateral certificate upon the occurrence of a pay out event or early amortization event remain after making all required deposits and payments for the notes, those excess principal collections may be reinvested in another collateral certificate included in the issuance trust.

Required Pool Balance

For any monthly period, the pool balance equals the sum of (i) the amount of principal receivables, (ii) the aggregate invested amount of the collateral certificates, if any, and (iii) any amount on deposit in the excess funding account.

The issuance trust has a minimum pool balance requirement, referred to as the required pool balance. For any monthly period, the required pool balance is an amount equal to the sum of (i) for all notes in their revolving period, the sum of the nominal liquidation amounts of those notes at the end of such monthly period, and (ii) for all other notes, the sum of the nominal liquidation amounts of those notes at the end of the most recent revolving period for each of those notes, excluding any notes which will be paid in full on the applicable payment date for those notes in the following monthly period and any notes that will have a nominal liquidation amount of zero on the applicable payment date for those notes in the following monthly period. See “Sources of Funds to Pay the Notes — Required Pool Balance” in this prospectus.

If, at the end of any monthly period, the pool balance for such monthly period is less than the required pool balance for such monthly period, the transferor is required to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the invested amount of an existing collateral certificate included in the issuance trust as described in “Sources of Funds to Pay the Notes — Addition of Assets” and “— Increases in the Invested Amount of an Existing Collateral Certificate” in this prospectus.

If, when required to do so, the transferor is unable to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the invested amount of an existing collateral certificate included in the issuance trust, an early amortization event will occur with respect to the notes. See “Sources of Funds to Pay the Notes — Required Pool Balance” and “The Indenture — Early Amortization Events” in this prospectus.

Asset Representations Review

Under certain circumstances, investors in the notes may direct an asset representations reviewer to perform a review of all receivables in the Trust Portfolio that are more than 60 days contractually delinquent (i.e., 60 days past the date a payment amount is first due under the applicable card member agreement) and the accounts relating to such receivables for compliance with certain representations and warranties on the receivables and the accounts. [            ] has been engaged to serve as the asset representations reviewer with respect to the receivables in the Trust Portfolio.

[The asset representations reviewer will be paid an annual fee of $[●] by the transferor, or the sponsor at the direction of the transferor, in accordance with the asset representations review agreement[, subject to an additional step-up.] However, the annual fee does not include the fees and expenses payable to the asset representations reviewer in connection with an asset representations review. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee in connection with an asset representations review of [$[●] per hour][insert any other fee methodology agreed upon by the asset representations reviewer and the transferor][, subject to a cap of $[●] per review], which fee will be paid by the transferor, or the sponsor at the direction of the transferor.

See “Asset Representations Review” in this prospectus.

Credit Risk Retention

[Include prior to compliance date for risk retention rules: As part of being entitled to the treatment set forth in 12 C.F.R. § 360.6(d)(3), and in order to comply with 12 C.F.R. § 360.6(b)(5)(i) related thereto, RFC VIII retains an economic interest in not less than 5% of the credit risk of the receivables sold by RFC VIII to the issuance trust, in the form of a representative sample equal to not less than 5% of the principal amount of the financial assets at transfer. Upon the applicable compliance date of Regulation RR, we will be required to comply with Regulation RR, and we intend to satisfy the risk retention requirements by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR. See “Transaction Parties — FDIC Rule Risk Retention” in this prospectus.]

[Include after compliance date for risk retention rules: In accordance with the credit risk retention requirements of Regulation RR, TRS, directly as the sponsor, or RFC VIII, as the depositor and as a wholly–owned affiliate of the sponsor, is required to retain an economic interest in the credit risk of the receivables in the issuance trust. The sponsor and the depositor intend to satisfy the risk retention requirement by maintaining a seller’s interest in the issuance trust (in the form of the transferor interest described above), calculated in accordance with Regulation RR, that will equal not less than five percent of the aggregate unpaid principal balance of all series of outstanding notes, other than any notes that have been at all times held by the sponsor or one or more wholly-owned affiliates of the sponsor. For purpose of the calculation described in the preceding sentence, a wholly-owned affiliate of the sponsor will include any person, other than the issuing entity, that directly or indirectly, wholly controls (i.e. owns 100% of the equity in such sponsor), is wholly controlled by, or is wholly under common control with, the sponsor.

As of the closing date, we expect to have a seller’s interest equal to $[●], which will equal [●]% of the aggregate unpaid principal balance of all series of outstanding notes, adjusted as described in the preceding paragraph. The issuing entity will disclose on Form 8-K within a reasonable time after the closing date the amount of the seller’s interest as of the closing date if the amount is materially different from that disclosed in this prospectus. In addition, the transferor will disclose in each of the issuance trust’s monthly distribution report on Form 10-D the amount of the seller’s interest calculated in accordance with Regulation RR. See “Transaction Parties — Credit Risk Retention” in this prospectus.]

Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes

The Series 201[●]-[●] notes have a stated principal amount, an outstanding dollar principal amount, an adjusted outstanding dollar principal amount and a nominal liquidation amount.

•

Stated Principal Amount. The stated principal amount of a series, class or tranche of notes is the amount that is stated on the face of the notes payable to the holders of that note. It can be denominated in U.S. dollars or in a foreign currency. For the Class A notes the stated principal amount is $[●]. For the Class B notes, the stated principal amount is $[●]. For the Class C notes the stated principal amount is $[●].

•

Outstanding Dollar Principal Amount. For a series, class or tranche of U.S. dollar notes, the outstanding dollar principal amount is the initial dollar principal amount of that series, class or tranche of notes, less principal payments made to noteholders of that series, class or tranche, plus increases due to issuances of additional notes of that series, class or tranche. The outstanding dollar principal amount for foreign currency notes or discount notes is determined as described in “The Notes — Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Nominal Liquidation Amount” in this prospectus.

•

Adjusted Outstanding Dollar Principal Amount. The adjusted outstanding dollar principal amount of any series, class or tranche of notes is equal to the outstanding dollar principal amount of that series, class or tranche of notes, less any funds on deposit in the principal funding account for that series, class or tranche.

•

Nominal Liquidation Amount. The initial series nominal liquidation amount is $[●], which is also the initial dollar principal amount of the Series 201[●]-[●] notes. The series nominal liquidation amount is a U.S. dollar amount based on the initial dollar principal amount after deducting:

•	charge-offs resulting from any uncovered default amount;

•	reallocations of principal collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the series servicing fee or any uncovered series default amount;

•	amounts on deposit in the principal funding account; and

•	the amount of all payments of principal;

and adding back series available finance charge collections and shared excess available finance charge collections allocated from other series of notes, if any, which are used to reimburse reductions in the nominal liquidation amount due to:

•	prior charge-offs resulting from any uncovered series default amount; or

•	reallocated principal collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the series servicing fee or any uncovered series default amount.

If the series nominal liquidation amount is reduced, the amount of principal collections and finance charge collections allocated to Series 201[●]-[●] will be reduced, which may result in a reduction in the amounts allocated to pay principal of and interest on the Series 201[●]-[●] notes. If the series nominal liquidation amount is less than the outstanding dollar principal amount of the Series 201[●]-[●] notes, the principal of and interest on the Series 201[●]-[●] notes may not be paid in full.

The nominal liquidation amount of the Series 201[●]-[●] notes will be increased if additional notes of that series, class or tranche are issued after the initial issuance of notes of that series, class or tranche or if amounts on deposit in the principal funding account for that series, class or tranche are deposited into the principal funding account for another series, class or tranche of notes or paid to the holder of the transferor interest.

Upon a sale of assets in the issuance trust following (i) an event of default and acceleration of the Series 201[●]-[●] notes or (ii) the legal maturity date of the Series 201[●]-[●] notes, as described in “Deposit and Application of Funds — Sale of Assets” in this prospectus, the nominal liquidation amount of the Series 201[●]-[●] notes will be reduced to zero.

For a detailed discussion of the stated principal amount, the outstanding dollar principal amount, the adjusted outstanding dollar principal amount and the nominal liquidation amount, see “The Notes — Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Nominal Liquidation Amount” in this prospectus.

Limit on Repayment of All Notes

You may not receive the stated principal amount of the Series 201[●]-[●] notes if:

•

the nominal liquidation amount of your Series 201[●]-[●] notes has been reduced due to charge-offs resulting from any uncovered default amount allocated to your series or due to reallocated principal collections used to pay shortfalls in interest on Class A notes or Class B notes and any other amounts specified in this prospectus and those amounts have not been reimbursed from finance charge collections allocated to your series of notes; or

•

assets in the issuance trust are sold following (i) an event of default and acceleration of your Series 201[●]-[●] notes or (ii) the legal maturity date of your Series 201[●]-[●] notes, and the proceeds from the sale of those assets, plus any funds on deposit in the applicable issuing entity accounts allocated to your Series 201[●]-[●] notes, and any other amounts available to your Series 201[●]-[●] notes, are insufficient to provide the full repayment of your notes. See “Deposit and Application of Funds — Sale of Assets” in this prospectus.

Optional Redemption of Notes

Under certain circumstances specified in this prospectus, the transferor, if the transferor is the servicer or an affiliate of the servicer, may redeem all outstanding series of notes before the applicable expected final payment dates in whole but not in part on any day on or after the day on which the aggregate outstanding dollar principal amount of all outstanding series of notes is reduced to less than [10]% of the sum of the highest outstanding dollar principal amounts of each such series at any time. This optional redemption option is referred to as a clean-up call.

If the issuing entity is directed to redeem the notes, it will notify the registered holders at least 30 days prior to the redemption date. The redemption price of each series, class or tranche of notes will equal 100% of the outstanding dollar principal amount, plus accrued, past due and additional interest on those notes to but excluding the date of redemption.

If the issuing entity is unable to pay the redemption price in full on the redemption date, monthly payments on each series, class or tranche of notes will thereafter be made until the earlier to occur of (i) the date on which the notes are paid in full and (ii) the applicable legal maturity date. Any funds on deposit in the applicable issuing entity trust accounts allocable to those notes will be applied to make principal and interest payments on those notes on the redemption date.

See “The Notes — Redemption and Early Amortization of Notes” and “The Indenture — Early Amortization Events” in this prospectus.

Early Amortization of Notes

An early amortization event for the Series 201[●]-[●] notes will occur if any of the following events occur:

•	the occurrence of an event of default and acceleration of the Series 201[●]-[●] notes under the indenture;

•	the occurrence of the expected final payment date of the Series 201[●]-[●] notes if the Series 201[●]-[●] notes are not fully repaid on or prior to that date;

•	the issuing entity becoming an “investment company” within the meaning of the Investment Company Act of 1940, as amended;

•	the bankruptcy, insolvency, conservatorship or receivership of the transferor or an account owner;

•

an account owner is unable for any reason to transfer receivables to TRS, TRS is unable for any reason to transfer receivables to the transferor, or the transferor is unable for any reason to transfer receivables to the issuance trust;

•	for any monthly period, the quarterly excess spread percentage is less than the required excess spread percentage for such monthly period;

•

when required to do so, the transferor is unable to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the invested amount of an existing collateral certificate included in the issuance trust;

•	any servicer default occurs that would have a material adverse effect on the Series 201[●]-[●] noteholders;

•

TRS, the transferor or the issuing entity breaches other covenants, representations and warranties under the Series 201[●]-[●] Indenture Supplement or any other transaction document, which breach has a material adverse effect on the Series 201[●]-[●] noteholders and continues unremedied for a period of 60 days after written notice of such failure is given to TRS or the transferor by the indenture trustee or to the transferor and the indenture trustee by any Series 201[●]-[●] noteholder; and

•

the transferor fails to make any payment, transfer or deposit required to be made by it by the terms of the transfer agreement on or before the fifth business day after the date such payment or deposit is required to be made, or if such failure is caused by a nonwillful act of the Transferor, the Transferor fails to remedy such failure within five business days after receiving notice of such failure or otherwise becoming aware of such failure.

If an early amortization event with respect to Series 201[●]-[●] occurs, the issuing entity will use series available principal collections, series available finance charge collections and other specified amounts allocated to Series 201[●]-[●] to make monthly principal and interest payments on the Series 201[●]-[●] notes until the earliest of (i) the date on which the Series 201[●]-[●] notes are paid in full, (ii) the date on which assets in the issuance trust are sold following an event of default and acceleration of the Series 201[●]-[●] notes and (iii) the seventh business day following the series legal maturity date.

See “The Notes — Early Amortization of the Notes” in this prospectus and “The Indenture — Early Amortization Events” in this prospectus.

Events of Default

The Series 201[●]-[●] notes are subject to certain events of default described in “The Indenture — Events of Default” in this prospectus. Some events of default result in an automatic acceleration of the Series 201[●]-[●] notes, and other events of default result in the right of the Series 201[●]-[●] noteholders to demand acceleration after an affirmative vote by holders of more than 66 2⁄3% of the aggregate outstanding dollar principal amount of the Series 201[●]-[●] notes.

Events of default include the following:

•	the issuing entity’s failure, for a period of 35 days, to pay interest on the Series 201[●]-[●] notes when that interest becomes due and payable;

•	the issuing entity’s failure to pay the stated principal amount of the Series 201[●]-[●] notes on the legal maturity date;

•

the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture for a period of 90 days after either the indenture trustee or the holders of at least 25% of the outstanding dollar principal amount of the Series 201[●]-[●] notes has provided written notice requesting the remedy of that breach if, as a result of that default, the interests of those noteholders are materially and adversely affected and continue to be materially and adversely affected during that 90-day period; and

•	the occurrence of certain events of bankruptcy or insolvency of the issuing entity.

It is not an event of default if the issuing entity fails to repay the Series 201[●]-[●] notes prior to the legal maturity date because it does not have sufficient funds available or if payment of the Series 201[●]-[●] notes is delayed because that class or tranche is necessary to provide required subordination for a senior class of notes.

For a description of the remedies upon an event of default, see “Deposit and Application of Funds — Sale of Assets” and “The Indenture — Events of Default Remedies” in this prospectus.

Allocations of Collections

TRS, as servicer, will receive collections on the receivables and collateral certificates, if any, included in the issuance trust and will deposit (or cause to be deposited) those collections into the segregation accounts for the issuance trust. On the business day following the day on which those collections were deposited into the segregation accounts, TRS, as servicer, will deposit (or cause to be deposited) those collections into the collection account for the issuance trust to the extent those collections are not allocated or to be allocated to the holder of the transferor interest. It will keep track of those collections that are principal collections, those that are finance charge collections and those that are written off as uncollectible, referred to as the default amount.

With respect to each monthly period, the servicer will allocate collections received among:

•	Series 201[●]-[●], based on the size of its nominal liquidation amount (which initially is $[●], but may be reduced);

•	other outstanding series of notes, based on the size of their respective nominal liquidation amounts at that time; and

•	the transferor amount.

See “Deposit and Application of Funds” in this prospectus.

Series 201[●]-[●] noteholders are entitled to receive payments of principal and interest only from their allocable share of collections of receivables and other assets included in the issuance trust. If the series nominal liquidation amount is reduced, the amount of principal collections and finance charge collections allocated to Series 201[●]-[●] will be reduced, which may result in a reduction in the amounts allocated to pay principal of and interest on the Series 201[●]-[●] notes. If the series nominal liquidation amount is less than the outstanding dollar principal amount of the Series 201[●]-[●] notes, the principal of and interest on the Series 201[●]-[●] notes may not be paid in full. See “The Notes — Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Nominal Liquidation Amount” and “Deposit and Application of Funds — Reductions in the Series Nominal Liquidation Amount due to Charge-Offs and Reallocated Principal Collections” in this prospectus.

Reallocated Finance Charge Collections

Finance charge collections allocated to the Series 201[●]-[●] notes as described above in “— Allocations of Collections” will be combined with the finance charge collections allocated to each other series in reallocation group [A/B] and then reallocated among each such series. Reallocation group [A/B] is a group of series of notes which share finance charge collections pro rata, based on the relative size of the required payments to each series in reallocation group [A/B] as compared to the total required payments of all series in reallocation group [A/B]. See “The Notes — Groups — Reallocation Group” and “Deposit and Application of Funds — Reallocations Among Different Series Within Reallocation Group [A/B]” in this prospectus.

As of the issuance date, Series 201[●]-[●] is the [●]th series that is in reallocation group [A/B]. While any series of notes may be included in reallocation group [A/B], there can be no assurance that any other series will be included in reallocation group [A/B]. Any issuance of a new series in reallocation group [A/B] may reduce or increase the amount of finance charge collections allocated to Series 201[●]-[●]. See “Risk Factors — Issuance of additional notes or master trust investor certificates may affect your voting rights and the timing and amount of payments to you” in this prospectus.

Revolving Period

Until principal collections are needed to be accumulated for Series 201[●]-[●], principal collections allocable to Series 201[●]-[●] will either be applied to other series in reallocation group [A/B] which are accumulating principal or paid to the holder of the transferor interest. This period is commonly referred to as the revolving period. The revolving period begins on the issuance date and, unless an early amortization event or event of default and acceleration of the Series 201[●]-[●] notes occurs, ends at the commencement of the controlled accumulation period. The controlled accumulation period is scheduled to begin at the close of business on the last day of the [●] 201[●] monthly period, but may begin at a later date. See “The Notes — Principal Payments — Revolving Period,” “— Controlled Accumulation Period” and “— Postponement of Controlled Accumulation Period” in this prospectus.

Application of Collections

Payments of Interest, Fees and Other Items

Each month, series available finance charge collections, which are the Series 201[●]-[●]’s share of reallocation group [A/B]’s total finance charge collections plus certain other amounts, will generally be applied in the following priority:

See “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus for a detailed description of the application of series available finance charge collections.

Payments of Principal

Each month, series available principal collections will generally be applied as follows:

•

During any of the revolving period, the controlled accumulation period or the early amortization period, principal collections allocated to the Series 201[●]-[●] notes may be reallocated, if necessary, and used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the series servicing fee or any uncovered series default amount, in each case to the extent those payments have not been made from series available finance charge collections and shared excess available finance charge collections, if any, allocated from other series of notes. For any payment date, however, these reallocated principal collections cannot exceed [10.0]% of the initial series nominal liquidation amount, minus any previous reductions due to charge-offs resulting from any uncovered series default amount and due to reallocated principal collections previously used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the series servicing fee or any uncovered series default amount, in each case that have not been reimbursed.

•

Any remaining principal collections first will be made available to other series in shared excess available principal collections group [A/B] and then will be paid to the holder of the transferor interest or, if necessary, deposited into the excess funding account.

See “The Notes — Principal Payments”, “— Issuing Entity Assets and Accounts — The Issuer Trust Accounts”, “Deposit and Application of Funds — Payments of Principal,” and “— Shared Excess Available Principal Collections” in this prospectus for a detailed description of the application of series available principal collections.

Fees and Expenses Payable from Collections

•	Fees and expenses payable from collections of finance charge receivables

•	servicing fee: 2.0% of principal amount paid to the servicer (as described below)

•	Fees and expenses payable from collections of principal receivables

•	servicing fee shortfall: any accrued but unpaid servicing fees paid to the servicer

Servicer Compensation

The servicer is entitled to receive a monthly servicing fee as compensation for its servicing activities and as reimbursement for any expenses incurred by it as servicer. For each month, the servicing fee will equal one-twelfth of [2.00]% per year and the aggregate amount of principal receivables as of the close of business on the last day of the prior monthly period, plus the amount of the servicing fee for any collateral certificates included in the issuance trust. The portion of the servicing fee allocated to Series 201[●]-[●] will be paid from series available finance charge collections and shared excess available finance charge collections, if any, allocated from other series of notes. See “Deposit and Application of Funds — Servicer Compensation” in this prospectus.

Shared Excess Available Finance Charge Collections

Series 201[●]-[●] is included in shared excess available finance charge collections group [A/B]. As of the issuance date, the Series 201[●]-[●] notes are the [only][●]th series of notes included in shared excess available finance charge collections group [A/B].

To the extent that series available finance charge collections are available after all required deposits and payments described in “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus, those excess finance charge collections will be applied to cover any shortfalls in amounts payable from finance charge collections allocated to other series of notes in shared excess available finance charge collections group [A/B]. In addition, the Series 201[●]-[●] notes may receive the benefits of shared excess available finance charge collections from other series of notes in shared excess available finance charge collections group [A/B] to the extent the finance charge collections allocated to such other series remain after making all required deposits and payments for those series.

Shared excess available finance charge collections from series in shared excess available finance charge collections group [A/B] will not be available for application by other series of notes that are not in shared excess available finance charge collections group [A/B].

While any series of notes may be included in shared excess finance charge collections group [A/B], there can be no assurance that any other series will be included in shared excess finance charge collections group [A/B] or that there will be any shared excess finance charge collections.

See “The Notes — Groups — Shared Excess Available Principal Collections Group,” “Deposit and Application of Funds — Shared Excess Available Finance Charge Collections” and “Sources of Funds to Pay the Notes — General” in this prospectus.

Shared Excess Available Principal Collections

Series 201[●]-[●] is included in shared excess available principal collections group [A/B]. As of the issuance date, the Series 201[●]-[●] notes are the [only][●]th series of notes included in shared excess available principal collections group [A/B].

To the extent that series available principal collections are available after all required deposits and payments described in “Deposit and Application of Funds — Payments of Principal” in this prospectus, those excess principal collections will be applied to cover any shortfalls in required principal deposits or payments payable from principal collections allocated to other series of notes in shared excess available principal collections group [A/B]. In addition, the Series 201[●]-[●] notes may receive the benefits of shared excess available principal collections from other series of notes in shared excess available principal collections group [A/B] to the extent the principal collections allocated to such other series remain after making all required deposits and payments for those series.

Shared excess available principal collections from series in shared excess available principal collections group [A/B] will not be available for application by other series of notes that are not in shared excess available principal collections group [A/B].

While any series of notes may be included in shared excess principal collections group [A/B], there can be no assurance that any other series will be included in shared excess principal collections group [A/B] or that there will be any shared excess principal collections.

See “The Notes — Groups — Shared Excess Available Principal Collections Group,” “Deposit and Application of Funds — Shared Excess Available Principal Collections” and “Sources of Funds to Pay the Notes — General” in this prospectus.

Issuing Entity Accounts

For a description of the issuing entity accounts established for the benefit of all series of outstanding notes, including the collection account and the excess funding account, see “Sources of Funds to Pay the Notes” in this prospectus.

In connection with the Series 201[●]-[●] notes, the issuing entity will establish a principal funding account, an accumulation reserve account and a Class C reserve account. The principal funding account and the accumulation reserve account are solely for the benefit of the Series 201[●]-[●] noteholders, and the Class C reserve account is solely for the benefit of the Class C noteholders.

Each month, collections on the receivables and any other assets included in the issuance trust will be deposited into the collection account and allocated among each series of notes, including Series 201[●]-[●], and the holder of the transferor interest. The amounts allocated to Series 201[●]-[●], plus any other amounts to be treated as finance charge collections and principal collections for Series 201[●]-[●], after giving effect to any reallocations, including reallocations of finance charge collections among series included in reallocation group [A/B], will then be allocated to:

•	the principal funding account;

•	the accumulation reserve account;

•	the Class C reserve account; and

•	other required deposits or payments as described in this prospectus.

See “The Notes — Principal Payments,” “— Issuing Entity Assets and Accounts — The Issuing Entity Accounts,” “Deposit and Application of Funds — Targeted Deposits to the Accumulation Reserve Account” and “— Targeted Deposits to the Class C Reserve Account” in this prospectus.

Tax Status

Subject to important considerations described in “Federal Income Tax Consequences” in this prospectus, Orrick, Herrington & Sutcliffe LLP, as special tax counsel to the issuing entity, is of the opinion that under existing law your Series 201[●]-[●] notes will be characterized as debt for federal income tax purposes, and that the issuance trust will not be classified as an association or publicly traded partnership taxable as a corporation and accordingly will not be subject to federal income tax. By your acceptance of a Series 201[●]-[●] note, you will agree to treat your Series 201[●]-[●] note as debt for federal, state and local income and franchise tax purposes. See “Federal Income Tax Consequences” in this prospectus for additional information concerning the application of federal income tax laws.

ERISA Considerations

Subject to important considerations described in “Benefit Plan Investors” in this prospectus, the Series 201[●]-[●] notes are eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts. By purchasing the notes, each investor purchasing on behalf of employee benefit plans or individual retirement accounts will be deemed to certify that the purchase and subsequent holding of the notes by the investor would be exempt from the prohibited transaction rules of ERISA and/or Section 4975 of the Internal Revenue Code. A fiduciary or other person contemplating purchasing the Series 201[●]-[●] notes on behalf of someone with “plan assets” of any plan or account should consult with its counsel regarding whether the purchase or holding of the Series 201[●]-[●] notes could give rise to a transaction prohibited or not otherwise permissible under ERISA and/or Section 4975 of the Internal Revenue Code.

Note Ratings

The ratings of the notes address the likelihood of the timely payment of interest on and the ultimate payment of principal of the notes. A rating does not address the likelihood of payment of principal of a note on its expected final payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early amortization event, an early redemption event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the rating agency. A rating is based on each rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or withdrawal of a rating, from any other rating agency.

Other rating agency not hired by the transferor may rate the Series 201[●]-[●] notes at any time. A rating on the Series 201[●]-[●] notes by a non-hired rating agency could be different than the rating assigned to the Series 201[●]-[●] notes by a hired rating agency.

See “Risk Factors — The market value of the notes could decrease if the ratings of the notes are lowered or withdrawn or if there is an unsolicited issuance of a lower rating” in this prospectus.

Registration, Clearance and Settlement

The Series 201[●]-[●] notes will be registered in the name of The Depository Trust Company or its nominee, and purchasers of the Series 201[●]-[●] notes will not be entitled to receive physical delivery of those notes in definitive paper form except under limited circumstances. Owners of the Series 201[●]-[●] notes may elect to hold their notes through The Depository Trust Company in the United States or through Clearstream, Luxembourg or the Euroclear system in Europe. Transfers will be made in accordance with the rules and operating procedures of those clearing systems. See “The Notes — Book-Entry Notes” in this prospectus.

Denominations

The Series 201[●]-[●] notes offered by this prospectus will be issued in denominations of $[100,000] and multiples of $[1,000] in excess of that amount.

Record Date

The record date for payment of the Series 201[●]-[●] notes will be the last day of the calendar month immediately preceding the related payment date.

Risk Factors

The risk factors disclosed in this section describe the principal risk factors of an investment in the notes. You should consider the following risk factors before you decide whether or not to purchase the notes.

There is no public market for the notes. As a result, you may be unable to sell your notes or the price of the notes may suffer.

The underwriters of the notes may assist in resales of the notes but they are not required to do so. A secondary market for any notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes.

In addition, some notes may have a more limited trading market and experience more price volatility. There may be a limited number of buyers when you decide to sell your notes. This may affect the price you receive for the notes or your ability to sell the notes. You should not purchase notes unless you understand and know you can bear the investment risks.

Moreover, events in the financial markets, including increased illiquidity, de-valuation of various assets in secondary markets and the lowering of ratings on certain asset-backed securities, may adversely affect the liquidity and/or reduce the market price of your notes.

You should not purchase notes unless you understand and know you can bear these investment risks and you should consider that general market conditions may adversely affect the liquidity, marketability and overall market value of your notes.

Some interests could have priority over the indenture trustee’s interest in the receivables, which could cause delayed or reduced payments to you.

Representations and warranties are made that the indenture trustee has a perfected interest in the receivables. If any of these representations and warranties were found not to be true, however, payments to you could be delayed or reduced.

In addition, the transaction documents permit certain tax liens to have priority over the indenture trustee’s perfected interest in the receivables. If any of these tax liens were to arise, or if other interests in the receivables were found to have priority over those of the indenture trustee, you could suffer a loss on your investment.

Furthermore, if a bankruptcy trustee for TRS or the transferor or a conservator or receiver for Centurion or FSB were to argue that any of its administrative expenses relate to the receivables, any collateral certificates included in the issuance trust, or the transaction documents, those expenses could be paid from collections on the receivables before the indenture trustee receives any payments, which could result in losses on your investment.

The indenture trustee may not have a perfected interest in collections commingled by the servicer or any subservicer with its own funds, which could cause delayed or reduced payments to you.

The servicer is obligated to deposit, or cause to be deposited, collections into a segregated account no later than the second business day after receipt by the servicer of those collections. Following the deposit into the applicable segregated account, the servicer will deposit, or cause to be deposited, those collections into the collection account for the issuance trust to the extent those collections are not allocated or to be allocated to the holder of the transferor interest. See “Sources of Funds to Pay the Notes — Deposits of Collections” in this prospectus.

Prior to the deposit of collections into a segregated account, all collections that the servicer or a subservicer holds are commingled with its other funds or the funds of the servicer or such subservicer. Prior to the deposit of collections into the collection account, the indenture trustee may not have a perfected interest in collections received by the servicer or a subservicer that is an account owner (including amounts held in a segregated account), and thus payments to you could be delayed or reduced if the servicer or any subservicer were to become bankrupt, enter conservatorship or receivership, were to become insolvent, or were to fail to perform its obligations under the transaction documents.

The conservatorship, receivership, bankruptcy, or insolvency of TRS, Centurion, FSB, the transferor or the issuing entity could result in accelerated, delayed, or reduced payments to you.

If TRS or any of its affiliates were to become a debtor in a bankruptcy case, a court could exercise control over the transferred assets on an interim or a permanent basis. Although steps have been taken to minimize this risk, TRS or any of its affiliates as debtor-in-possession or another interested party could argue that:

•	TRS did not sell the transferred assets to RFC VIII but instead borrowed money from RFC VIII and granted a security interest in the transferred assets;

•	RFC VIII and its assets (including the transferred assets) should be substantively consolidated with the bankruptcy estate of TRS or any of its affiliates; or

•	the transferred assets are necessary for TRS or any of its affiliates to reorganize.

If these or similar arguments were made, whether successfully or not, payments to you could be delayed or reduced.

If TRS or any of its affiliates were to enter bankruptcy, moreover, the transferor, the servicer, the issuing entity, the indenture trustee and the noteholders could be prohibited from taking any action to enforce the Centurion receivables purchase agreement, the FSB receivables purchase agreement, the RFC VIII receivables purchase agreement, the transfer agreement, the servicing agreement or any other applicable transaction document against TRS or those affiliates without the permission of the bankruptcy court. In addition, with the authorization of the bankruptcy court, TRS or any of those affiliates may be able to reject any transaction document to which it is a party. That rejection would excuse TRS or the affiliate from performing its obligations (including payment obligations) under the applicable transaction document, and any right under that document that has been assigned to the indenture trustee may be limited or terminated. That rejection also could excuse the other parties to the applicable transaction document from performing their obligations. Noteholders also may be required to return payments already received if TRS were to become a debtor in a bankruptcy case.

Centurion is a Utah industrial bank, and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). If certain events were to occur involving Centurion’s financial condition or the propriety of its actions, the FDIC could be appointed as conservator or receiver for Centurion and, in that capacity, could exercise broad powers over Centurion and its assets, obligations, and operations. FSB is a federal savings bank, and its deposits are insured by the FDIC. If certain events were to occur involving FSB’s financial condition or the propriety of its actions, the FDIC could be appointed as conservator or receiver for FSB and, in that capacity, could exercise broad powers over FSB and its assets, obligations, and operations.

Each of Centurion and FSB transfers receivables to TRS, TRS transfers the receivables to RFC VIII, and RFC VIII transfers the receivables to the issuing entity. Each transfer of receivables by Centurion or FSB to TRS is intended by Centurion or FSB, as applicable, and TRS to be a sale. The FDIC or other interested parties, however, could take the position that any of these transfers constitutes only the grant of a security interest under applicable law, that Centurion or FSB, as applicable, continues to own the receivables, and that the FDIC as conservator or receiver for Centurion or FSB, as applicable, should control the receivables.

In 2010, the FDIC adopted a final rule regarding the treatment by the FDIC, as receiver or conservator of an insured depository institution, of financial assets transferred by the institution in connection with a securitization (the version of such rule currently in effect, the “FDIC Rule”). The FDIC Rule defines the conditions for safe harbor protection for transfers of receivables by Centurion and FSB and clarifies the application of the safe harbor to transactions that meet sale accounting standards under generally accepted accounting principles for off balance sheet treatment as well as those that do not comply with the sale accounting standards for off balance sheet treatment. Each transfer of receivables by Centurion and FSB has been intended to satisfy all of the applicable conditions of the

FDIC Rule. The conditions of the FDIC Rule are numerous and complex, however. The FDIC Rule is an untested regulation, and its interpretation remains uncertain. There is no guarantee that the FDIC will not determine that a condition of the FDIC Rule has not been satisfied. The FDIC may attempt to assert that there can be no judicial review of its determination. If a condition of the FDIC Rule were found not to have been met, then a statutory injunction automatically preventing the indenture trustee and the noteholders from exercising their rights, remedies, and interests for up to 90 days would apply. The delay caused by this injunction could result in losses to you.

Centurion and FSB believe that the transfers of receivables by Centurion and FSB currently satisfy sale accounting standards under generally accepted accounting principles for off balance sheet treatment on the books of Centurion and FSB. The FDIC has stated that under the safe harbor provisions of the FDIC Rule currently in effect, so long as the applicable conditions of the FDIC Rule continue to be met and the transfer of receivables by each of Centurion and FSB continue to meet the requirements for sale accounting treatment under generally accepted accounting principles, the FDIC will not, in the exercise of its statutory authority to disaffirm or repudiate contracts, reclaim, recover, or recharacterize as property of the institution or the receivership such transferred securitized assets.

Centurion and FSB can offer no assurance that the transfer of receivables will continue to satisfy the conditions for sale accounting treatment under generally accepted accounting principles. Satisfaction of such conditions relies upon specific accounting determinations that could change as a result of changes in accounting rules or in the interpretation thereof, as well as changes in the allocation of servicing responsibilities between TRS and Centurion and/or FSB that could require the issuing entity to be consolidated with Centurion or FSB. TRS, Centurion and FSB have and continue to assess changes that could result in such consolidation or otherwise change the relevant accounting determinations and may make such changes at any time in their sole discretion. Upon the occurrence of any such change, the safe harbor for transfers of securitized assets meeting sale accounting requirements would no longer apply to the transfers from Centurion and FSB, and such transfers of receivables would instead be subject to the safe harbor and provisions of the FDIC Rule described below.

The FDIC has stated that under the FDIC Rule currently in effect, for transfers of securitized assets not meeting sale accounting requirements, if the applicable conditions of the FDIC Rule are satisfied, then:

•

If the FDIC as conservator or receiver provides a written notice of repudiation of the securitization agreement pursuant to which the securitized assets were transferred, and the FDIC does not pay damages within ten business days following the effective date of the notice, the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the securitized assets and exercising self-help remedies as a secured creditor under the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of these contractual rights. The damages to be paid by the FDIC are the par value of the obligations issued in the securitization on the date of appointment of the FDIC as conservator or receiver, less any payments of principal received by the holders of the obligations through the date of repudiation, plus unpaid accrued interest through the date of repudiation in accordance with the transaction documents to the extent available from collections on the securitized assets received through the date of repudiation. Upon payment of these damages, all liens or claims on the securitized assets under the transaction documents are released.

•

If at any time after appointment of the FDIC as conservator or receiver, the FDIC is in a monetary default due to its failure to pay or apply collections from the securitized assets in accordance with the transaction documents, whether as servicer or otherwise, and remains in monetary default for ten business days after written notice, then the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the securitized assets and exercising self-help remedies as a secured creditor under the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of such contractual rights. The insolvent bank will have no further obligations under the transaction documents.

Each transfer of receivables by Centurion and each transfer of receivables by FSB has been intended to satisfy all of the applicable conditions of the FDIC Rule, even if the transfer of receivables by Centurion or FSB does not meet sale accounting requirements. As discussed above, however, there is no guarantee that the FDIC will not determine that a condition has not been satisfied, and the FDIC may attempt to assert that there can be no judicial review of its determination. Even if the FDIC determines that all of the applicable conditions have been satisfied and the FDIC fully performs, there may be delays in payments on the notes, the notes may not be paid in full, and the holders of the notes may suffer losses.

For transfers of securitized assets not meeting sale accounting requirements, the FDIC Rule provides that payments on the obligations issued in the securitization will continue to be made (to the extent that there are sufficient collections on the securitized assets) prior to repudiation or default, but the indenture trustee and the holders of the notes will likely be prevented from exercising any of their other rights or remedies pending the expiration of the time periods specified in the FDIC Rule.

If the FDIC repudiates the Centurion receivables purchase agreement or the FSB receivables purchase agreement, it is not clear under the FDIC Rule whether the indenture trustee will be permitted by the FDIC to apply collections on the related receivables that are received prior to repudiation to the payment of interest on the notes that accrues during the ten business day period referred to in the FDIC Rule. It is unlikely that the indenture trustee will be permitted by the FDIC to receive payments collected on the receivables after the repudiation. Under such circumstances, there will be losses on the notes.

As described above, under certain circumstances where transfers of securitized assets do not meet sale accounting requirements, the FDIC Rule authorizes the indenture trustee to exercise its contractual rights under the transaction documents. The FDIC Rule requires, however, that this exercise of contractual rights not require the involvement of the FDIC (other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business). Because the receivables are intangible property that cannot be physically possessed, it is not entirely clear which contractual rights the indenture trustee can exercise that would not require the involvement of the FDIC. It is possible that the rights that the indenture trustee can exercise without the involvement of the FDIC may not be sufficient to realize for the holders of the notes the full value of the receivables. Under such circumstances, you could suffer a loss on your investment.

If any of the applicable conditions of the FDIC Rule were found not to have been met, the FDIC may attempt to assert that the holders of the notes are secured creditors (and therefore not entitled to the benefits of any safe harbor under the FDIC Rule) of Centurion or FSB, as applicable. There could be delays in payments on the notes, and the noteholders and the indenture trustee may be prevented from exercising any of their rights and remedies, while these issues are being contested. If the FDIC prevails, there may be delays or reductions in payments on the notes.

Regardless of whether the applicable conditions of the FDIC Rule were satisfied and the FDIC performed its obligations under the FDIC Rule, distributions to you could be adversely affected if Centurion or FSB entered conservatorship or receivership.

The FDIC may be able to obtain a judicial stay of any action to collect payments under or otherwise enforce the transaction documents or the notes. Further, the FDIC may require that its claims process be followed before payments on the receivables are released. The delay caused by any of these actions could result in losses to you.

The FDIC, moreover, may have the power to choose whether or not the terms of the transaction documents will continue to apply. Thus, regardless of what the transaction documents provide, the FDIC could:

•	authorize Centurion or FSB to assign or to stop performing its obligations under the transaction documents, including its obligations to subservice receivables;

•	alter the terms on which Centurion or FSB continues to subservice the receivables or to perform its other obligations under the transaction documents;

•	prevent or limit the commencement of an early redemption of the notes, or instead do the opposite and require the early redemption to commence;

•	prevent or limit the early liquidation of the receivables or the termination of the issuing entity, or instead do the opposite and require those to occur; or

•	prevent or limit continued transfers of receivables, or instead do the opposite and require those to continue.

If any of these events were to occur, payments to you could be accelerated, delayed, or reduced. In addition, these events could result in other parties to the transaction documents being excused from performing their obligations, which could cause further losses on your investment. Distributions to you also could be adversely affected if the FDIC were to argue that any term of the transaction documents violates applicable regulatory requirements.

RFC VIII and the issuing entity have been established so as to minimize the risk that either of them would become insolvent or enter bankruptcy. Still, each of them may be eligible to file for bankruptcy, and no assurance can be given that the risk of insolvency or bankruptcy has been eliminated. If RFC VIII or the issuing entity were to become insolvent or were to enter bankruptcy, you could suffer a loss on your investment. Risks also exist that, if RFC VIII or the issuing entity were to enter bankruptcy, the other and its assets (including the receivables) would be treated as part of the bankruptcy estate.

You could also suffer a loss on your investment if an orderly liquidation of TRS, RFC VIII or the issuing entity were commenced under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the FDIC were appointed as receiver.

Regardless of any decision made by the FDIC or any ruling made by a court, moreover, the mere fact that TRS, Centurion, FSB, RFC VIII, or the issuing entity has become insolvent or has become the subject of a conservatorship, receivership, or bankruptcy could have an adverse effect on the value of the receivables and on the liquidity and the value of the notes.

There also may be other possible effects of a conservatorship, receivership, bankruptcy, or insolvency of TRS, Centurion, FSB, RFC VIII, or the issuing entity that could result in losses on your investment.

Regulatory action could result in losses or delay in payments.

Centurion is regulated, supervised and regularly examined by the Utah Department of Financial Institutions and the FDIC. FSB is regulated, supervised and regularly examined by the Office of the Comptroller of the Currency (OCC). TRS is a bank holding company and, as such, is regulated, supervised and regularly examined by the Board of Governors of the Federal Reserve System. Beginning in July 2011, TRS, Centurion, FSB and other charge and credit card issuers became subject to supervision, examination and enforcement by the Consumer Financial Protection Bureau (CFPB) with respect to the marketing and sale of consumer financial products and compliance with certain federal consumer financial laws, including, among others, the Consumer Financial Protection Act and the Truth in Lending Act. See “— Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections.” These regulatory authorities, as well as others, have broad powers of enforcement with respect to Centurion, FSB, TRS and their affiliates.

If any of these regulatory authorities were to conclude that an obligation under the securitization documents were an unsafe or unsound practice or violated any law, regulation, written condition, or agreement applicable to Centurion, FSB or their affiliates, that authority may have the power to order Centurion, FSB or the related affiliate to rescind the securitization document, to refuse to perform the obligation, to amend the terms of the obligation, or to take any other action determined by that authority to be appropriate. In addition, Centurion, FSB or the related affiliate probably would not be liable to you for contractual damages for complying with such an order, and you would be unlikely to have any recourse against the regulatory authority. Therefore, if such an order were issued, payments to you could be delayed or reduced.

In one case, the OCC issued a cease and desist order against a national banking association that was found to have been servicing credit card receivables on terms that were inconsistent with safe and sound banking practices. That order required the financial institution to cease performing its duties as servicer within approximately 120 days, to immediately withhold and segregate funds from collections for payment of its servicing fee (notwithstanding the priority of payments in the securitization documents and the perfected security interest of the relevant trust in those funds), and to increase its servicing fee percentage above that which was specified in the securitization documents. The banks have no reason to believe that their servicing arrangements are contrary to safe and sound banking practices or otherwise violate any law, regulation, written condition, or agreement applicable to the banks or their affiliates. If a regulatory authority were to conclude otherwise, however, you could suffer a loss on your investment.

Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections.

The Dodd-Frank Act, which was enacted in July 2010, is comprehensive in scope and contains a wide array of provisions intended to govern the practices and oversight of financial institutions and other participants in the financial markets. The Dodd-Frank Act has resulted in increased scrutiny and oversight of consumer financial services and products, primarily through the establishment of the CFPB. The CFPB has broad rulemaking and enforcement authority over providers of credit, savings and payment services and products and authority to prevent “unfair, deceptive or abusive” acts or practices. The CFPB has the authority to write regulations under federal consumer financial protection laws, and to enforce those laws against and examine for compliance large financial institutions like the American Express, TRS, Centurion and FSB. It is also authorized to collect fines and require consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. The ultimate impact of this heightened scrutiny is uncertain, but it has resulted in, and could continue to result in, changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. See “Certain Legal Aspects of the Receivables — Consumer Protection Laws.”

On August 27, 2014, the Securities and Exchange Commission (SEC) adopted final rules that significantly modify the existing regulations that govern disclosure requirements, offering processes and periodic reporting for asset-backed securities, including those offered under TRS, Centurion and FSB’s credit card securitization program. The new rules will change the disclosure requirements and offering process for credit card securitizations and the eligibility criteria for shelf registration statements for securitizations that are initially offered and sold on or after November 23, 2015. Among other changes, the final rules will require a certification from the chief executive officer of the depositor concerning the disclosure contained in the prospectus and the structure of the securitization at the time of each offering from a shelf registration statement, and appointment of an asset representations reviewer to review assets that are sixty (60) or more days delinquent for compliance with related representations and warranties in the related underlying transaction agreements when delinquency rates rise above a certain level and when a requisite percentage of investors vote to conduct such a review. The adopted rules were originally proposed on April 7, 2010 and re-proposed on July 26, 2011. A number of rules proposed by the SEC in 2010 and 2011, such as requiring group-level data for the underlying assets in credit card securitizations, were not adopted in the final rulemaking but may be implemented by the SEC in the future. We are still assessing the impact of the new rules, and the possibility of continued rulemaking, on TRS, Centurion and FSB’s credit card securitization program.

On October 21 and 22, 2014, the Federal Reserve, the Department of Housing and Urban Development, the FDIC, the Federal Housing Finance Agency, the OCC, and the SEC approved a final risk retention rule that generally mandates a minimum five percent risk retention requirement for securitizations, including credit card securitizations, that are issued on or after December 24, 2016. [TRS and RFC VIII have not yet determined whether their existing forms of risk retention will satisfy the final regulatory requirements or whether structural changes will be necessary. Such risk retention requirements may impact the banks’ ability or desire to issue asset-backed securities in the future.] [See “Transaction Parties — Credit Risk Retention” in this prospectus for information on how TRS and RFC VIII comply with these risk retention requirements.]

Many of the provisions under the Dodd-Frank Act have begun to be phased in or will be phased in over the next several months or years and will be subject both to further rulemaking and the discretion of applicable regulatory bodies; the impact of the Dodd-Frank Act will depend significantly upon the content and implementation of the rules and regulations issued on its mandate. It is not yet clear how the Dodd-Frank Act and its associated rules and regulations will impact the asset-backed securities market and credit and charge card lending generally and the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates and their respective businesses and assets specifically. No assurance can be given that the new standards will not have an adverse impact on the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates. As a result of the Dodd-Frank Act and this new regulatory regime, it may be more difficult for Centurion, FSB or their affiliates to originate additional accounts or for the servicer to collect payments on the receivables, and finance charges and other fees that they can charge on charge card account balances may be reduced, which could reduce the effective yield of charge card accounts and result in a pay-out event and acceleration of payment or reduced payment on the notes.

See “Certain Legal Aspects of the Receivables — Consumer Protection Laws.”

Changes to consumer protection laws, including in the application or interpretation thereof, may impede origination or collection efforts, change account holder use patterns, or reduce collections, any of which may result in acceleration of or reduction in payment on your notes.

Charge receivables that do not comply with consumer protection laws may not be valid or enforceable under their terms against the obligors of those receivables.

Federal and state consumer protection laws regulate the creation and enforcement of consumer loans, including charge card receivables. For instance, the federal Truth in Lending Act was amended by the Credit Card Accountability, Responsibility and Disclosure Act of 2009 (“Credit CARD Act”) to require additional disclosure and impose certain substantive requirements relating to marketing, underwriting, pricing and billing. While Centurion, FSB and their affiliates have made certain changes to their card product terms and practices that are designed to comply with, and mitigate the impact of the changes required by, the Credit CARD Act, there is no assurance that such changes will continue to be successful. The long-term impact of the Credit CARD Act on Centurion, FSB and their affiliates will depend upon a number of factors, including their ability to successfully implement their business strategies, consumer behavior and the actions of American Express’ competitors, which are difficult to predict at this time.

While Centurion, FSB and their affiliates have made certain changes to their card product terms and practices that are designed to comply with, and mitigate the impact of the changes required by, the Credit CARD Act, there is no assurance that they will be successful. The long-term impact of the Credit CARD Act on Centurion, FSB and their affiliates will depend upon a number of factors, including their ability to successfully implement their business strategies, consumer behavior and the actions of American Express’ competitors, which are difficult to predict at this time.

Congress, the states and regulatory agencies also could further regulate the charge and credit card and consumer credit industry in ways that make it more difficult for Centurion, FSB or their affiliates to originate additional accounts or for the servicer to collect payments on the receivables, that reduce the fees that Centurion, FSB or their affiliates as owners of the accounts can charge on charge card account balances, or that cause account holders to decrease their use of charge cards. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions, including Centurion, FSB and their affiliates, could impact the manner in which they conduct their business. The regulatory environment in which financial institutions, including Centurion, FSB and their affiliates, operate has become increasingly complex and robust, and following the financial crisis of 2008, supervisory efforts to apply relevant laws, regulations and policies have become more intense. Congress and regulators, as well as various consumer advocacy groups, have continued to focus their attention on certain practices of charge and credit card issuers, such as unfair and deceptive business practices, increases in annual percentage rates, changes in the terms of the account, and the types and levels of fees and financial charges charged by card issuers for, among other things, late payments, returned checks, payments by telephone, copies of statements and the like. See “— Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections.”

Each of the account owners and their affiliates make representations and warranties about its compliance with legal requirements. Each account owner also makes certain representations and warranties in the related receivables purchase agreements about the validity and enforceability of the accounts and the receivables. However, the indenture trustee will not examine the receivables or the records about the receivables for the purpose of establishing the presence or absence of defects, compliance with such representations and warranties, or for any other purpose. If any such representation or warranty is breached, the only remedy is that the transferor or the servicer must accept the transfer and reassignment of the receivables affected by the breach.

As a result of the Credit CARD Act, other consumer protection laws and regulations, including rules adopted in December 2008 by the Federal Reserve Board, the Office of Thrift Supervision (now part of the OCC) and the National Credit Union Administration, any future consumer protection laws or regulations, and changes in the regulatory application or judicial interpretation of the foregoing, it may be more difficult for Centurion, FSB or their affiliates to originate additional accounts or for the servicer to collect payments on the receivables, and the fees that Centurion, FSB or their affiliates can charge on charge account balances may be reduced. Furthermore, account holders may choose to use charge cards less as a result of these consumer protection laws. Each of these results, independently or collectively, could reduce the effective yield of charge accounts and could result in an early amortization event and an acceleration of payment or reduced payment on your notes. See “The Indenture — Early Amortization Events” and “Certain Legal Aspects of the Receivables — Consumer Protection Laws.”

Changes to federal or state bankruptcy or debtor laws may impede collection efforts or alter timing and amount of collections, which may result in acceleration or reduction in payment of your notes.

If an accountholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the accountholder’s obligations to repay amounts due on its account. As a result, the related receivables arising in that account would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources and collections allocated to the notes are insufficient to cover the applicable default amount.

Regulation of payment card networks could adversely impact the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates.

The Dodd-Frank Act prohibits payment card networks from restricting merchants from offering discounts or incentives to encourage customers to pay with particular forms of payment such as cash, check, credit, charge or debit cards, so long as offers to encourage credit, charge or debit card do not discriminate on the basis of the network or issuer. Further, to the extent required by federal law or applicable state law, the discount or incentive must be offered to all prospective buyers and must be clearly and conspicuously disclosed. The Dodd-Frank Act also permits U.S. merchants to establish minimum purchase amounts of no more than $10 for credit card purchases, provided that the merchants do not discriminate between networks or issuers. Federal government agencies and institutions of higher learning are also permitted to establish maximum amounts for credit card purchases provided they do not discriminate between networks or issuers. As a result of these new laws, customers may be incentivized by merchants to move away from the use of charge and credit card products to other forms of payment, such as debit cards. In addition, a number of lawsuits have been filed by merchants seeking to overturn some of the existing state laws in the United States banning credit card surcharges.

The impact of the evolving regulatory environment on American Express’ business and operations, including in connection with the matters discussed above, depends up on a number of factors including final implementing regulations, guidance and interpretations of regulatory agencies, supervisory actions and priorities, the actions of American Express’ competitors and other marketplace participants, and the behavior of consumers. The evolving regulatory environment may increase compliance costs or result in a reduction of transactions processed on the American Express networks or merchant discount revenues from such transactions, which could materially and adversely impact the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates, including the ability to generate new receivables, the level of receivables, including finance charge receivables, held in the issuing entity or the amount of notes issued in the future.

Potential effect of non-compliance with the Bank Holding Company Act could require TRS and American Express Company either to divest control of Centurion or to comply with other provisions of the statute.

The Bank Holding Company Act of 1956, as amended, contains provisions that prohibit certain overdrafts by Centurion on its account at a Federal Reserve Bank on behalf of an affiliate or by an affiliate of its account at Centurion. Violation of these provisions would result in Centurion being deemed to be a “bank” under the statute, requiring TRS and American Express Company either to divest control of Centurion or to comply with other provisions of the statute.

Variations in accountholder payment patterns may result in reduced payment of principal or receipt of payment of principal earlier or later than expected.

Principal collections available to your notes on any principal payment date or available to make deposits into an issuing entity account when required will depend on many factors, including:

•	the rate of repayment of billed amounts by accountholders, which may be slower or faster than expected and which may cause payment on the notes to be earlier or later than expected;

•	the extent to which accountholders use their cards, and the creation of additional receivables; and

•	the rate of default by accountholders.

We cannot predict how these or other factors will affect repayment patterns or card use and, consequently, the timing and amount of payments on your notes. Any reductions in the amount or timing of payments by accountholders will reduce the amount available for distribution on the notes.

Social, economic and geographic factors can affect charge card payments and may cause a delay in or default on payments.

Changes in payment patterns and card usage result from a variety of social, economic and geographic factors. Social factors include changes in consumer confidence levels and the public’s perception of the use of credit or charge cards and incurring debt and the consequences of personal bankruptcy. Economic factors include the rate of inflation, unemployment levels and relative interest rates. Incentive or other award programs may also affect accountholders’ actions. Moreover, adverse changes in economic conditions in states where accountholders are located, terrorist acts against the United States or other nations, the commencement of hostilities between the United States and a foreign nation or nations or natural disasters could have a direct impact on the timing and amount of payments on your notes. In particular, economic conditions or other factors affecting states with high concentrations of cardholders could adversely impact the delinquency or loss experience of the Trust Portfolio and could result in delays in payments or losses on the notes.

Uncertain expectations for a global economic recovery have had, and may continue to have, an adverse effect on American Express and its affiliates, in part because American Express is very dependent upon consumer and business behavior. A prolonged period of slow economic growth or deterioration in economic conditions could change customer behaviors, including spending on American Express’ cards and the ability and willingness of Card Members to pay amounts owed to American Express. Factors such as consumer spending, business investment, government spending, interest rates, surcharges merchants may apply for the use of a charge card, the volatility and strength of the capital markets and inflation all affect the business and economic environment and could result in declines in credit and charge card usage and result in adverse changes in payment patterns, causing increases in delinquencies and default rates.

We cannot predict how these or other factors will affect repayment patterns or card use and, consequently, the timing and amount of payments on your notes. Any reductions in the amount or timing of payments by accountholders will reduce the amount available for distribution on the notes.

Competition in the charge and credit card and payments industries may result in a decline in Centurion’s or FSB’s ability to generate new receivables. This may result in reduced payment of principal or receipt of principal earlier or later than expected.

The American Express-branded proprietary charge and credit card programs operated by American Express and its affiliates encounter substantial and intense competition. As a card issuer, American Express competes in the United States with financial institutions (such as Citibank, Bank of America, JPMorgan Chase and Capital One Financial) that issue general purpose charge and revolving credit cards, and Discover Financial Services, which issues the Discover Card on the Discover Business Services network. Competition also exists from businesses that issue their own cards or otherwise extend credit or charging privileges to their customers, such as retailers and airline associations, although these cards are generally accepted only at limited locations.

Most financial institutions that offer demand deposit accounts also issue debit cards to permit depositors to access their funds and have replaced ATM cards with such general purpose debit cards bearing either the VISA or MasterCard logo. While initially marketed as replacements for cash and checks, debit cards are also perceived as an alternative to credit and charge cards. Some bank debit cards even offer reward programs and other benefits. As a result, in recent years the purchase volume and number of transactions made with debit cards in the United States has increased significantly and has grown more rapidly than credit and charge card transactions. However, new regulations affecting debit cards may have an adverse impact on their use.

The payments industry includes charge, credit and debit card networks and issuers, paper-based transactions (e.g., cash and checks), bank transfer models (e.g., wire transfers and ACH, as well as evolving alternative payment mechanisms, systems and products, such as aggregators and web-based payment platforms (e.g., PayPal, Square and Amazon), wireless payment technologies, digital currencies, prepaid systems, gift cards and other systems linked to payment cards. As the payments industry continues to evolve, increasing competition comes from non-traditional players, such as online networks, telecom providers, and software-as-a-service providers, who leverage new technologies and customers’ existing charge and credit card accounts and bank relationships to create payment or other fee-based solutions.

In the commercial card business, Diners Club is a significant global competitor and both VISA and MasterCard have increased efforts to support card issuers who are willing to build and support data collection and reporting necessary to satisfy business customer requirements. In the past few years, MasterCard has promoted enhanced web-based support for its corporate card issuing members, and VISA International has supported the creation of a joint venture by a number of its member banks from around the world to compete for the business of multinational companies.

The principal competitive factors that affect the card-issuing business are —

•	the features and the quality of the services, including rewards programs and digital resources, provided to card members;

•	the number, spending characteristics and credit performance of card members;

•	the quantity, diversity and quality of the establishments that accept a card;

•	the cost of cards and card member services to card members;

•	the pricing, payment and other card account terms and conditions;

•	the number and quality of other payment cards and other forms of payment, such as debit cards, available to card members;

•	the success of targeted marketing and promotional campaigns;

•	reputation and brand recognition;

•	the ability of issuers to manage credit and interest rate risk throughout the economic cycle

•	the ability of issuers to implement operational and cost efficiencies;

•	the quality of customer service; and

•	the level and effectiveness of advertising investments.

Key competitive factors in the commercial charge business include:

•	the ability to capture and deliver detailed transaction data and expense management reports that help customers to maximize control over spending by their employees;

•	pricing;

•	the range and innovativeness of products and services to suit business needs; and

•	global presence.

American Express-branded cards are issued on the American Express network. As a network, TRS competes in the payments industry with other card networks, including, among others, VISA, MasterCard, Diners Club International® and Discover® (primarily in the United States).

The competitive nature of the charge and credit card and payments industries may result in a reduced amount of receivables collected and available to pay principal of and interest on your notes. The ability of the account owners to compete in this environment may affect their ability to generate new receivables and might also affect payment patterns on the receivables. If the rate at which account owners generate new receivables declines significantly, for any reason, including termination of a significant affinity or co-branding program or termination of a significant commercial card relationship, the account owners may become unable to transfer additional receivables or additional collateral certificates or designate additional accounts to the transferor, who may in turn become unable to transfer such assets to the issuance trust, and an early amortization event with respect to your notes could occur, resulting in payment of principal sooner than expected or in reduced amounts. If the rate at which the account owners generate new receivables decreases significantly at a time when noteholders are scheduled to receive principal, noteholders might receive principal more slowly than planned or in reduced amounts.

Changes in or termination of co-branding arrangements may affect the performance of the issuance trust’s receivables and cardholder usage, and, consequently, the timing and amount of payments on your notes.

Centurion and FSB enter into co-branding arrangements with certain retail and services companies, some of which, if not extended, are scheduled to expire while the notes are outstanding. Under co-branding arrangements, participating cardholders earn “points” or other benefits, such as frequent flyer miles, hotel loyalty points and cash back, that may be redeemed with the co-branding partner or other parties. These arrangements are entered into for a fixed period, generally ranging from five to ten years, and will terminate in accordance with their terms, including at the end of the fixed period unless extended or renewed at the option of the parties, or upon early termination as a result of an event of default. The co-branded receivables in the issuing entity have, as a whole, had higher payment rates and lower losses as compared to the general population of Centurion and FSB’s portfolio of charge card receivables. The competition among charge and credit card issuers and networks for attractive co-brand card partnerships is quite intense because these partnerships can generate high-spending loyal cardholders.

Co-branded receivables currently represent approximately [•]% of receivables in the Trust Portfolio. Currently, the two largest co-branding arrangements are with Delta Air Lines and Costco Wholesale Corporation (“Costco”). American Express recently announced that its U.S. co-branding arrangement with Costco will not be renewed and is set to expire on March 31, 2016. Costco co-branded receivables currently represent approximately [•]% of the receivables in the Trust Portfolio.

The volume of receivables generated under a co-branding arrangement could decline significantly, including as a result of a general decline in the business or financial condition of the co-brand partner. Upon expiration or other termination of a co-branding arrangement, including the expiration of the co-branding agreement with Costco, cardholders may change their credit and charge card usage to card programs of issuers other than Centurion or FSB. In addition, some of the co-branding arrangements provide that, upon expiration or termination, the co-brand partner may purchase or designate a third party to purchase the co-branded accounts and the related receivables generated with respect to its program, which may include receivables in the issuing entity. The co-branding agreement with Costco contains such a provision, although the terms of any sale of Costco co-branded accounts and the related receivables will depend on a series of decisions and negotiations among Costco, American Express and Costco’s new co-brand card issuing partner.

Following any of such events, if Centurion or FSB were unable to provide receivables of a similar quality arising under newly designated additional accounts, the performance of the issuing entity’s receivables would suffer. This could result in a reduction in the amount or timing of interest or principal payments on trust receivables and could result in a reduction of the amount available for distribution on the notes of your series or in early amortization of your series.

A significant disruption or breach in the security of our information technology systems or an increase in fraudulent activity using American Express-branded cards could lead to reputational damage to the brand and could reduce the use and acceptance of American Express-branded cards, which could adversely affect the ability to generate new receivables or the amount of notes issued in the future.

American Express, its affiliates and other third parties process, transmit and store Card Member account information. Information security risks for large financial institutions like American Express have generally increased in recent years. American Express has identified four categories of “threat actors” that it currently believes pose the greatest risk, namely cyber criminals, nation state sponsored groups, determined insiders and “hacktivists” or social objectors. These threat actors are using increasingly sophisticated methods to capture various types of information relating to Card Member’ accounts, including membership rewards accounts, to engage in illegal activities such as fraud and identity theft, to disrupt information technology systems, and to expose and exploit potential security and privacy vulnerabilities in corporate systems and websites. As outsourcing and specialization of functions within the payments industry increase, there are more third parties involved in processing transactions using American Express-branded cards and there is a risk the confidentiality, privacy and/or security of data held by third parties, including merchants that accept American Express-branded cards and American Express’ business partners, may be compromised, which could lead to unauthorized transactions on American Express’ cards. American Express develops and maintains systems and processes to detect and prevent data breaches and fraudulent activity, but the development and maintenance of these systems are costly and require ongoing monitoring and updating as technologies and regulatory requirements change and efforts to overcome security measures become more sophisticated. Despite these efforts, the possibility of data breaches, malicious social engineering and fraudulent or other malicious activities cannot be eliminated entirely.

American Express’ information technology systems, including its transaction authorization, clearing and settlement systems, may experience service disruptions or degradation because of technology malfunction, sudden increases in customer transaction volume, natural disasters, accidents, power outages, telecommunications failures, fraud, denial-of-service and other cyber-attacks, terrorism, computer viruses, physical or electronic break-ins, or similar events. For example, American Express and other U.S. financial services providers have been targets of distributed denial-of-service attacks from sophisticated third parties. Service disruptions could prevent access to online services and account information, compromise company or customer data, and impede transaction processing and financial reporting.

If these information technology systems experience a significant disruption or breach or if actual or perceived fraud levels or other illegal activities involving American Express-branded cards were to rise due to a data breach at a business partner, merchant or other market participant, employee error, malfeasance or otherwise, it could lead to regulatory intervention (such as mandatory card reissuance), increased litigation and remediation costs, greater concerns of customers relating to the privacy and security of their data, and reputational and financial damage to the American Express brand, which could reduce the use and acceptance of American Express-branded cards, and have an adverse impact on the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates, including the level of receivables held in the issuing entity or the amount of notes issued in the future. If such disruptions or breaches are not detected immediately, their effect could be compounded. Data breaches and other actual or perceived failures to maintain confidentiality, privacy and/or security of data may also negatively impact the assessment of American Express, TRS and its U.S. banking subsidiaries by banking regulators.

Successful cyber-attack or data breaches at other large financial institutions, large retailers or other market participants, whether or not American Express is impacted, could lead to general loss of customer confidence that could negatively affect American Express, including harming the market perception of the effectiveness of American Express’ security measures or the financial system in general, which could result in reduced use of American Express products and services, and have an adverse impact on the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates, including the level of receivables held in the issuing entity or the amount of notes issued in the future.

Disruptions in American Express’ global network systems could impact the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates.

The transaction authorization, clearing and settlement systems utilized by American Express and its affiliates may experience service interruptions as a result of technology malfunction, fire, natural disasters, power loss, disruptions in long distance or local telecommunications access, fraud, terrorism, climate change or accident. A disaster or other problem at American Express facilities could interrupt services. Terrorists, activists or hackers may also attack these facilities or systems, leading to service interruptions, increased costs or data security compromises. Additionally, American Express relies on third-party service providers, merchants, processors, aggregators, GNS partners and other third parties for the timely transmission of information across its global network. Inadequate infrastructure in lesser developed countries could also result in service disruptions. If a service provider fails to provide the required communications capacity or services, as a result of natural disaster, operational disruption, terrorism, hacking or other cybersecurity incidents or any other reason, the failure could interrupt services, adversely affect the perception of the American Express brands’ reliability and adversely impact the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates, including the ability to generate new receivables, the level of receivables in the issuing entity, collections of such receivables and the amount of notes issued in the future, which could result in a pay-out event and acceleration of payment or reduced payment on your notes.

Ongoing legal proceedings regarding provisions in American Express’ merchant contracts have required, and could in the future require, changes to those provisions that could adversely impact the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates.

The United States Department of Justice (DOJ) and certain state attorneys general brought an action against American Express alleging that the provisions in American Express’ card acceptance agreements with merchants that prohibit merchants from discriminating against American Express’ card products at the point of sale violate the U.S. antitrust laws. VISA and MasterCard, which were also defendants in the DOJ and state action, entered into a settlement and have been dismissed as parties pursuant to that agreement, which was approved by the court. The settlement enjoins VISA and MasterCard from entering into contracts that prohibit merchants from engaging in various actions to steer cardholders to other card products or payment forms at the point of sale. On February 19, 2015, the trial court found that the challenged provisions in American Express card acceptance agreements were anticompetitive and on April 30, 2015 issued an injunction prohibiting American Express from enforcing certain elements of such provisions. The trial and appellate courts denied American Express’ request for a stay of the injunction and the injunction became effective on July 20, 2015. As a result, American Express’ card products are exposed to the possibility of increased steering and other forms of discrimination that could impair the Card Member experience during the pendency of its appeal and potentially thereafter. American Express is vigorously pursuing an appeal of the decision and judgment. In addition, American Express is a defendant in a number of actions and arbitration proceedings, including proposed class actions, filed by merchants that challenge the non-discrimination and honor-all-cards provisions in American Express’ card acceptance agreements and seek damages. In December 2013, American Express agreed to settle the merchant class actions and the settlement agreement was preliminarily approved by the court. On August 4, 2015, the court denied final approval of the settlement; further proceedings are anticipated. A description of these legal proceedings is contained in “Certain Legal Aspects of the Receivables — Legal Proceedings” in this prospectus.

The adverse decision and injunction in the DOJ case and future adverse outcomes in these proceedings against American Express (including an adverse final judgment following appeal in the DOJ case) could have a material adverse effect American Express’ business, and accordingly no assurance can be given that the consequences of the outcomes in these proceedings against American Express would not also have an adverse impact on the issuing entity, TRS, Centurion, FSB, the transferor or their affiliates, including the ability to generate new receivables, the level of receivables, including finance charge receivables, held in the issuing entity or the amount of notes issued in the future.

Allocations of default amounts on principal receivables and reallocation of principal collections could result in a reduction in payment on your notes.

TRS, as servicer, or any other servicer of assets or receivables related to or included in the issuance trust, will write off the receivables arising in accounts in the issuing entity’s portfolio if those receivables become uncollectible. Your notes will be allocated a portion of these default amounts on receivables and collateral certificates included in the issuance trust. In addition, principal collections otherwise allocable to subordinated notes may be reallocated to pay shortfalls in interest on senior notes and any other amounts specified in this prospectus. You may not receive full repayment of your notes and full payment of interest due if the nominal liquidation amount of your notes has been reduced due to charge-offs resulting from any uncovered default amount allocated to your notes or due to reallocated principal collections used to pay shortfalls in interest on senior notes and any other amounts specified in this prospectus, and those amounts have not been reimbursed from subsequently received finance charge collections. For a discussion of nominal liquidation amount, see “The Notes — Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Nominal Liquidation Amount” in this prospectus.

A change in the discount option percentage may result in the payment of principal earlier or later than expected.

The receivables generated under the accounts in the issuing entity’s portfolio generally are not subject to monthly finance charge assessments. The transferor may, at any time and from time to time, reclassify a percentage of receivables existing and arising in all or a specified portion of the accounts in the issuing entity’s portfolio to be treated as finance charge receivables and collections received with respect to such receivables are treated as finance charge collections. The remainder of such receivables are treated as principal receivables and collections received with respect to such receivables are treated as principal collections. This option is referred to as a discount option, and the percentage is referred to as a discount option percentage. The transferor uses the discount option to provide yield to the issuance trust. Exercise by the transferor of the discount option results in a larger amount of finance charge receivables and finance charge collections and a smaller amount of principal receivables and principal collections. By doing so, the transferor reduces the likelihood that an early amortization event would occur with respect to the notes due to insufficient finance charge collections, but, at the same time, increases the likelihood that the transferor will have to transfer additional assets to the issuance trust. There is no guarantee that any account owner, the transferor or their affiliates would be able to transfer enough receivables to the issuance trust or the related master trusts or other securitization special purpose entities, or would be able to transfer additional collateral certificates to the issuance trust. This could result in an early amortization event with respect to the notes and an acceleration of or reduction in payments on the notes.

The discount option percentage currently is 3% under the transfer agreement, but the transferor may change the discount option percentage without your approval or the approval of any noteholder if certain conditions are satisfied as specified in “Sources of Funds to Pay the Notes — Discount Option” in this prospectus.

Yield and payments on the receivables could decrease, resulting in receipt of principal payments earlier than the expected final payment date.

There is no assurance that the stated principal amount of your notes will be paid on the expected final payment date.

A significant decrease for any reason in the amount of receivables included in the issuance trust or any master trust or securitization special purpose entity that has transferred a collateral certificate to the issuance trust could result in an early amortization event and in early payment of your notes, as well as decreased protection to you against defaults on the assets in the issuance trust. In addition, the effective yield on the receivables included in the issuance trust or any master trust or securitization special purpose entity that has transferred a collateral certificate to the issuance trust could decrease due to, among other things, an increase in the level of delinquencies. This could reduce the amount of available finance charge collections allocated to your series.

Issuance of additional notes or master trust investor certificates may affect your voting rights and the timing and amount of payments to you.

The issuing entity expects to issue notes from time to time, and a master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust may issue new investor certificates (including collateral certificates) from time to time. The issuing entity may also “reopen” or later issue additional notes in any series, class or tranche of notes, as described in the second to last paragraph under “The Notes —General.” New notes and master trust investor certificates (including collateral certificates) may be issued without notice to existing noteholders, and without your or their consent, and may have different terms from outstanding notes and outstanding master trust investor certificates (including collateral certificates). For a description of the conditions that must be satisfied before the issuing entity can issue new notes, see “The Notes — Issuances of New Series, Classes and Tranches of Notes” in this prospectus.

The issuance of new notes and, to the extent a master trust or other securitization special purpose entity has issued a collateral certificate included in the issuance trust, new master trust investor certificates (including collateral certificates) could adversely affect the timing and amount of payments on outstanding notes. For example, for a series which belongs to a reallocation group, certain notes issued after your notes and belonging to the same reallocation group may have a higher note interest rate than your notes and, therefore, finance charge collections available to pay interest on your notes could be reduced. Also, when new notes or, to the extent a master trust or other securitization special purpose entity has issued a collateral certificate included in the issuance trust, new master trust investor certificates (including collateral certificates) are issued, the voting rights of your notes will be diluted. See “— You may have limited or no ability to control actions under the indenture, the transfer agreement, the servicing agreement or a master trust pooling and servicing agreement. This may result in, among other things, payment of principal being accelerated when it is beneficial to you to receive payment of principal on the expected final payment date, or it may result in payment of principal not being accelerated when it is beneficial to you to receive early payment of principal” in this prospectus.

Subordinated notes bear losses before senior notes. If you own subordinated notes, the priority of allocations among classes of notes may result in payment on your notes being reduced or delayed.

Notes may be subordinated in right of payment of principal of and interest on senior notes.

Available finance charge collections allocated to a series and shared excess available finance charge collections, if any, allocated from other series of notes are first used to pay interest due on senior notes and then to pay interest due on subordinated notes. If the available finance charge collections and shared excess available finance charge collections are not sufficient to pay such amounts for all classes of notes of a series, the notes of a series may not receive full payment of interest if, in the case of the senior notes, reallocated principal collections, and in the case of subordinated notes, amounts on deposit in any supplemental accounts for those subordinated notes, are insufficient to cover the shortfall.

The nominal liquidation amount of a series will be reduced due to charge-offs resulting from any uncovered default amount allocated to that series. In addition, principal collections allocated to a series may be reallocated to pay shortfalls in interest on the senior notes of that series or shortfalls in the servicing fee allocated to that series and past due amounts thereon to the extent that available finance charge collections allocated to that series and shared excess available finance charge collections, if any, allocated from other series of notes are not sufficient to make such payments. Such reallocated principal collections also will reduce the nominal liquidation amount of a series. If these reductions in the nominal liquidation amount of a series are not reimbursed from subsequent available finance charge collections allocated to such series and shared excess available finance charge collections, if any, allocated from other series of notes, the stated principal amount of the subordinated notes may not be paid in full.

See “The Notes — Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Nominal Liquidation Amount — Nominal Liquidation Amount” in this prospectus.

If there is a sale of assets in the issuance trust following (i) an event of default and acceleration of a series, class or tranche of notes or (ii) the legal maturity date of a series, class or tranche of notes, as described in “Deposit and Application of Funds — Sale of Assets” in this prospectus, the net proceeds of the sale allocable to a series, class or tranche of notes will be used first to pay all amounts due to the senior noteholders and then to pay all amounts due to the subordinated noteholders. This could cause a loss to noteholders if the amount available is not enough to pay the notes in full.

The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.

The assets in the issuance trust will change every day. These assets may include receivables arising in designated charge accounts owned by the account owners and one or more collateral certificates issued by master trusts or other securitization special purpose entities, whose assets consist primarily of receivables arising in designated charge accounts owned by the account owners. An account owner may choose, or may be required, to transfer additional assets to TRS or to the transferor, as applicable, so that the transferor may then transfer those additional assets to the issuance trust.

As of the date of this prospectus, the issuing entity’s primary assets are receivables arising in designated consumer and small business charge accounts owned by Centurion and FSB, referred to as the initial accounts, and funds on deposit in the issuer trust accounts. All newly generated receivables in the initial accounts will be transferred to the issuance trust. In the future, the issuing entity’s assets may include receivables arising in designated commercial charge accounts owned by TRS or any of its affiliates, receivables arising in additional designated consumer and small business charge accounts owned by Centurion, FSB or any of their affiliates and collateral certificates, each representing an undivided interest in a master trust or other securitization special purpose entity, whose assets consist primarily of receivables in designated charge accounts owned by TRS, Centurion, FSB or any of their affiliates. In addition, each day, certain eligible accounts called new accounts may be added to the issuance trust. The composition, including the relative proportion of consumer, small business and commercial receivables, and the amount of receivables included in the issuance trust or in a master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust, will change over time as new receivables are created, existing receivables are paid off or charged off, additional accounts are designated to have their receivables included in the issuance trust, master trust or other securitization special purpose entity, and removed accounts are designated to have their receivables removed from the issuance trust, master trust or other securitization special purpose entity. We cannot guarantee the credit quality of any receivables in the issuance trust or any master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust, and with respect to the assets included in the issuance trust, we cannot guarantee that new receivables will be of the same credit quality as the receivables arising in the initial accounts.

In addition, if the issuance trust contains one or more collateral certificates, principal collections and other amounts treated as principal collections that are not required to be deposited into a principal funding account for the benefit of a series, class or tranche of notes, paid to the noteholders of a series, class or tranche, deposited into the excess funding account or used to pay shortfalls in interest on senior notes and any other amounts specified in this prospectus, need not be reinvested in that collateral certificate to maintain its invested amount, but instead may be (i) invested or reinvested in another collateral certificate included or to be included in the issuance trust or (ii) paid to the holder of the transferor interest. The transferor, on behalf of the issuing entity, will direct such reinvestment of excess principal collections. Reinvestment may result in increases or decreases in the relative amounts of different types of assets included in the issuance trust. In addition, there is no obligation on the part of a master trust or other securitization special purpose entity that has transferred a collateral certificate to the issuance trust to maintain or increase the invested amount of that collateral certificate.

Additional receivables and additional collateral certificates may be transferred to the issuance trust or the invested amount of an existing collateral certificate included in the issuance trust may be increased without the payment of cash if the conditions to that transfer or increase have been satisfied.

New assets included in the issuance trust, either through a transfer of assets or the reinvestment of excess principal collections and other amounts treated as principal collections, may have characteristics, terms and conditions that are different from those of the receivables or collateral certificates initially included in the issuance trust and may be of different credit quality due to differences in underwriting criteria and payment terms. If the credit quality of the assets included in the issuance trust were to deteriorate, your receipt of principal and interest payments may be reduced, delayed or accelerated. See “Sources of Funds to Pay the Notes” in this prospectus.

The occurrence of a pay out event or early amortization event with respect to a collateral certificate will result in the early amortization of that collateral certificate. The occurrence of such pay out event or early amortization event may cause an early amortization of all of the notes.

The account owners or their affiliates may not be able to generate new receivables, or the transferor may not be able to transfer additional collateral certificates or maintain or increase the invested amount of an existing collateral certificate, when required. This inability could result in an acceleration of or reduction in payments on your notes.

The issuing entity’s ability to make payments on the notes will be impaired if sufficient new receivables are not generated by the account owners or their affiliates. Because of regulatory restrictions or for other reasons, an account owner or its affiliate may be prevented from generating sufficient new receivables, or the transferor may be prevented from transferring additional assets to the issuance trust or to a master trust or other securitization special purpose entity that issued a collateral certificate included in the issuance trust. None of the account owners or their affiliates guarantee that new receivables will be created, that any receivables will be transferred to the issuance trust or to a master trust or other securitization special purpose entity that issued a collateral certificate included in the issuance trust, that the invested amount of the collateral certificates or receivables included in the issuance trust will be maintained or that receivables will be repaid at a particular time or with a particular pattern.

Similarly, if the transferor amount falls below the required transferor amount or the pool balance falls below its required pool balance, the transferor is required to add additional receivables or additional collateral certificates to the issuance trust, or to cause to be increased the invested amount of an existing collateral certificate. There is no guarantee that any account owner, the transferor or any of their affiliates would be able to add enough receivables to the issuance trust or the related master trusts or other securitization special purpose entities, or will be able to add additional collateral certificates to the issuance trust, or would be able to cause to be increased the invested amount of an existing collateral certificate included in the issuance trust. This could result in an early amortization event with respect to the notes and an acceleration of or reduction in payments on the notes. See “Sources of Funds to Pay the Notes — Required Transferor Amount,” “— Required Pool Balance,” “— Increases in the Invested Amount of an Existing Collateral Certificate” and “— Addition of Assets” in this prospectus.

An account owner or its affiliates may change the terms of the accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you.

As account owners, TRS, Centurion, FSB and their affiliates retain the right to change various terms and conditions of the accounts. Changes in the terms of those accounts may reduce (i) the amount of receivables arising under those accounts, (ii) the amount of collections on those receivables, (iii) the size of a collateral certificate issued by a master trust or other securitization special purpose entity to which those accounts have been designated and their receivables transferred or (iv) the amount of collections allocated to a collateral certificate. If payment rates decrease significantly at a time when you are scheduled to receive payments of principal, you might receive principal more slowly than expected.

Unless required to do so by applicable law, an account owner and its affiliates may not change the terms of the accounts designated to have their receivables included in the issuance trust or a master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust or its policies relating to the operation of its charge card businesses, including the calculation of the amount or the timing of fees and charge-offs, unless the related account owner or affiliate reasonably believes such a change would not cause an early amortization event to occur with respect to the notes or the related collateral certificates, and the related account owner or affiliate takes the same action on its other substantially similar charge accounts, to the extent permitted by those accounts.

An account owner and its affiliates have no restrictions on their ability to change the terms of the accounts except as described above. Changes in relevant law, changes in the marketplace or prudent business practices could cause an account owner or its affiliates to change account terms.

If representations and warranties relating to the receivables or collateral certificates are breached, payments on your notes may be reduced.

The transferor makes representations and warranties relating to the validity and enforceability of the receivables arising under the designated accounts in the issuing entity’s portfolio, and as to the perfection and priority of the issuing entity’s interests in those receivables. The transferor will make similar representations and warranties to the extent that collateral certificates are included as assets of the issuing entity. In the related receivables purchase agreements, each of Centurion, FSB and TRS make similar representations and warranties regarding the receivables that are transferred by each of them to TRS or RFC VIII, as applicable. However, the indenture trustee does not examine the receivables, any collateral certificates or the related assets for the purpose of determining the presence of defects, compliance with the representations and warranties or for any other purpose.

If a representation or warranty relating to the receivables or any collateral certificates in the issuance trust is violated, the related obligors may have defenses to payment or offset rights, or creditors of the transferor may claim rights to the issuing entity’s assets. If a representation or warranty is violated, the transferor may have an opportunity to cure the violation. If it is unable to cure the violation, subject to certain conditions described under “Sources of Funds to Pay the Notes — Representations and Warranties” in this prospectus, the transferor must accept reassignment of each receivable or collateral certificate affected by the violation. These reassignments are the only remedy for breaches of representations and warranties, even if your damages exceed your share of the reassignment amount. See “Sources of Funds to Pay the Notes — Representations and Warranties” in this prospectus. Any such reassignment may result in the transferor amount falling below the required transferor amount or the pool balance falling below the required pool balance. In either case, the transferor would be required to add additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the invested amount of existing collateral certificates in the issuance trust. There is no guarantee that any account owner, the transferor or any of their affiliates would be able to add enough receivables to the issuance trust or the related master trusts or other securitization special purposes entities, or would be able to add additional collateral certificates to the issuance trust, or would be able to cause to be increased the invested amount of an existing collateral certificate included in the issuance trust. This could result in an early amortization event with respect to the notes and an acceleration of or reduction in payments on those notes.

You may not be able to reinvest any proceeds from an early amortization of your notes in a comparable security.

If your notes are repaid at a time when prevailing interest rates are relatively low, you may not be able to reinvest the proceeds of that repayment in a comparable security with an effective interest rate equivalent to that of your notes.

The market value of the notes could decrease if the ratings of the notes are lowered or withdrawn or if there is an unsolicited issuance of a lower rating.

The initial rating of a series, class or tranche of notes addresses the likelihood of the payment of interest on that series, class or tranche when due and the ultimate payment of principal of that series, class or tranche by its legal maturity date. The ratings do not address the likelihood of payment of principal of that series, class or tranche on its expected final payment date. In addition, the ratings do not address the following:

•	the likelihood that principal or interest on your notes will be prepaid, paid on the expected final payment date, or paid on any particular date before the legal maturity date of your notes;

•

the possibility that your notes will be paid early or the possibility of the imposition of United States withholding tax for non-U.S. noteholders (see “The Indenture — Early Amortization Events” and “— Events of Default” in this prospectus);

•	the marketability of the notes or any market price; or

•	that an investment in the notes is a suitable investment for you.

The ratings of a series, class or tranche of notes are not a recommendation to buy, hold or sell that series, class or tranche of notes. Any rating may be lowered or withdrawn entirely at any time by a rating agency. In addition, a rating agency could choose to provide an unsolicited rating on a series, class or tranche of notes, without notice to or from Centurion, FSB, TRS, the transferor or the issuing entity, and that unsolicited rating could be lower than the ratings provided by the other rating agencies. If a series, class or tranche of notes has had its ratings lowered or withdrawn, or if a series, class or tranche of notes has received an unsolicited rating that is lower than the other ratings of such series, class or tranche of notes, the market value of the notes could decrease.

You may have limited or no ability to control actions under the indenture, the transfer agreement, the servicing agreement or a master trust pooling and servicing agreement. This may result in, among other things, payment of principal being accelerated when it is beneficial to you to receive payment of principal on the expected final payment date, or it may result in payment of principal not being accelerated when it is beneficial to you to receive early payment of principal.

Under the indenture, the transfer agreement and the servicing agreement (and any related supplement), some actions require the consent of noteholders holding a specified percentage of the aggregate outstanding dollar principal amount of notes of a series, class or tranche or all of the notes of that series, class or tranche. These actions include directing the appointment of a successor servicer following a servicer default, amending the indenture, the transfer agreement or the servicing agreement (or any related supplement) and consenting to amendments relating to the collateral certificates included in the issuance trust. In the case of votes by series, the outstanding dollar principal amount of the most senior notes will generally be substantially greater than the outstanding dollar principal amount of the subordinated notes. Consequently, the noteholders of the most senior notes will generally have the ability to determine whether and what actions should be taken. The holders of subordinated notes generally will need the concurrence of the holders of senior notes to cause actions to be taken. In addition, the noteholders of any series may need the consent or approval of a specified percentage of the outstanding dollar principal amount of other series to take or direct certain actions, including to require the appointment of a successor servicer after a servicer default and to direct a repurchase of all outstanding series after certain breaches of the transferor’s representations and warranties. The interests of the noteholders of any such series may not all coincide, making it more difficult for any particular noteholder to achieve the desired results from such vote.

Each collateral certificate included in the issuance trust will be an investor certificate under the applicable trust agreement or pooling and servicing agreement, and noteholders will have indirect consent rights under such trust agreement or pooling and servicing agreement. See “The Indenture — Voting” in this prospectus. Generally, under a trust agreement or pooling and servicing agreement, some actions require the vote of a specified percentage of the aggregate principal amount of all of the investor certificates. These actions include consenting to amendments to the applicable trust agreement or pooling and servicing agreement. In the case of votes by holders of all of the investor certificates, the outstanding principal amount of the collateral certificate is and may continue to be substantially smaller than the outstanding principal amount of the other series of investor certificates issued by the related master trust or securitization special purpose entity. Consequently, the holders of investor certificates — other than the related collateral certificate — will generally have the ability to determine whether and what actions should be taken. The noteholders, in exercising their voting powers under the related collateral certificate, will generally need the concurrence of the holders of the other investor certificates to cause action to be taken. In addition, with respect to any vote to liquidate the assets in a master trust or securitization special purpose entity, the noteholders will be deemed to have voted against any such liquidation.

If an event of default occurs, your remedy options are limited and you may not receive full payment of principal and accrued interest.

Your remedies will be limited if an event of default affecting your series, class or tranche of notes occurs. Following an event of default affecting your series, class or tranche of notes and an acceleration of your notes, any funds in an issuing entity account with respect to your series, class or tranche of notes will be applied to pay principal of and interest on your series, class or tranche of notes. Then, in each following month, principal collections and finance charge collections will be deposited into the applicable issuer trust accounts and applied to make monthly principal and interest payments on your series, class or tranche of notes until the legal maturity date of your notes.

However, prior to the legal maturity date of your notes, if your notes are subordinated notes of a multiple tranche series, you generally will receive payment of principal of such notes only if and to the extent that, after giving effect to that payment, the required subordination will be maintained for the senior notes of that series.

Following an event of default and acceleration, holders of the affected notes will have the ability to direct a sale of the assets in the issuance trust only under the limited circumstances as described in “The Indenture — Events of Default” and “Deposit and Application of Funds — Sale of Assets” in this prospectus.

However, following an event of default and acceleration with respect to subordinated notes of a multiple tranche series, if the indenture trustee or the holders of not less than 66 2⁄3% of the outstanding dollar principal amount of the notes of the affected class or tranche direct the sale of a portion of the assets in the issuance trust, the sale will occur only if, after giving effect to that payment, the required subordination will be maintained for the senior notes of that series by the remaining notes or if such sale occurs following the legal maturity date. If the nominal liquidation amount of a tranche of notes is greater than zero on its legal maturity date, the sale will take place no later than seven business days following that legal maturity date regardless of the subordination requirements of any senior notes.

A series, class or tranche of notes will be considered to be paid in full, the holders of that series, class or tranche of notes will have no further right or claim, and the issuing entity will have no further obligation or liability for principal of and interest on those notes, on the earliest to occur of (i) the date of the payment in full of the stated principal amount of, and any accrued, past due and additional interest on, that series, class or tranche of notes, as applicable, (ii) the date on which a sale of assets in the issuance trust has taken place with respect to that series, class or tranche of notes, as described in “Deposit and Application of Funds — Sale of Assets” in this prospectus and (iii) the seventh business day following the legal maturity date of that series, class or tranche of notes, in each case after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on that date.

Even if a sale of assets in the issuance trust is permitted, we can give no assurance that the proceeds of the sale will be enough to pay unpaid principal of and interest on the accelerated notes.

Glossary

This prospectus uses defined terms. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page [•] in this prospectus.

The Issuing Entity

American Express Issuance Trust II, also referred to as the issuance trust or the issuing entity, is a statutory trust created under the laws of the State of Delaware on August 15, 2012. The issuing entity’s principal offices are in Delaware, in case of Wilmington Trust Company, as owner trustee, at the following address: Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-1600. Its phone number is (302) 651-1000.

RFC VIII is the depositor and transferor to the issuance trust. Pursuant to receivables purchase agreements, each of Centurion and FSB sells to TRS its right, title and interest in the receivables in the accounts designated to be included in the issuing entity’s Portfolio, and TRS sells its right, title and interest in the receivables in those accounts and receivables in accounts owned by TRS to RFC VIII. See “Description of the Receivables Purchase Agreements and the Sale Agreements” in this prospectus. Those receivables are then transferred, subject to certain conditions, by RFC VIII to the issuing entity. See “Sources of Funds to Pay the Notes — Addition of Assets” in this prospectus. RFC VIII or any of its affiliates may also be a transferor to master trusts or other securitization special purpose entities which issue collateral certificates that are included in the issuance trust.

Uniform Commercial Code financing statements have been and will be filed, to the extent appropriate, to perfect the ownership or security interests of the issuing entity and the indenture trustee described herein. See “Risk Factors” in this prospectus for a discussion of risks associated with the issuing entity and the issuing entity’s assets and see “Description of the Receivables Purchase Agreements and the Sale Agreements,” “Sources of Funds to Pay the Notes — Representations and Warranties” and “The Indenture — Issuing Entity Covenants” in this prospectus for a discussion of certain covenants regarding the perfection of security interests.

The issuing entity operates under an amended and restated trust agreement, dated as of October 24, 2012, as amended from time to time, between RFC VIII, as transferor, and Wilmington Trust Company. The issuing entity does not have any officers or directors. Currently, its sole beneficiary is RFC VIII, although affiliates of RFC VIII may be beneficiaries in the future. The powers and duties of the owner trustee are ministerial only. Accordingly, as beneficiary, RFC VIII will direct the owner trustee in the management of the issuing entity and its assets.

RFC VIII and the owner trustee may amend the trust agreement without the consent of the noteholders or the indenture trustee so long as the amendment is not reasonably expected to (i) have an Adverse Effect or (ii) significantly change the permitted activities of the issuing entity, as set forth in the trust agreement. Accordingly, neither the indenture trustee nor any holder of any note will be entitled to vote on any such amendment.

RFC VIII and the owner trustee may further amend the trust agreement to modify, eliminate or add to the provisions of the trust agreement to (i) facilitate compliance with the FDIC Rule or changes in laws or regulations applicable to RFC VIII, the owner trustee or the transactions described in the trust agreement or (ii) cause the provisions in the trust agreement to conform to or be consistent with or in furtherance of the statements made with respect to the trust agreement herein, in each case upon delivery by RFC VIII to the indenture trustee and the owner trustee of (x) an officer’s certificate of RFC VIII to the effect that (A) RFC VIII reasonably believes that such amendment will not have an Adverse Effect or (B) such amendment is required to remain in compliance with the FDIC Rule or any other change of law or regulation which applies to RFC VIII, the owner trustee, the indenture trustee or the transactions governed by the transaction documents, or such amendment is required to cause the provisions of the trust agreement to conform to or be consistent with or in furtherance of the statements made with respect to the trust agreement herein and (y) an Issuer Tax Opinion.

In addition, RFC VIII and the owner trustee may amend the trust agreement if holders of not less than (i) in the case of a significant change in the permitted activities of the issuing entity which the issuing entity does not reasonably expect to have an Adverse Effect, a majority of the aggregate outstanding dollar principal amount of the notes affected by an amendment consent, and (ii) in all other cases, 66 2⁄3% of the aggregate outstanding dollar principal amount of the notes affected by an amendment consent; however, unless all of the holders of the aggregate outstanding dollar principal amount of the notes consent, the trust agreement may not be amended for the purpose of (a) increasing or reducing the amount of, or accelerating or delaying the timing of, collections of payments in respect of the assets of the issuance trust or distributions that are required to be made for the benefit of the noteholders or (b) reducing the percentage of holders of the outstanding dollar principal amount of the notes the holders of which are required to consent to any amendment.

See “The Indenture — Tax Opinions for Amendments” in this prospectus for additional conditions to amending the trust agreement.

The issuing entity’s activities will include, but not be limited to:

•	acquiring and holding the receivables, collateral certificates and other assets of the issuing entity and the proceeds from these assets;

•	issuing notes;

•	making payments on the notes; and

•	engaging in other activities that are necessary or incidental to accomplish these limited purposes.

As of the date of this prospectus, the issuing entity’s primary assets are:

•	receivables arising in designated consumer and small business charge accounts owned by Centurion and FSB; and

•	funds on deposit in the issuing entity accounts.

In the future, the issuance trust may include receivables arising in designated commercial charge accounts owned by TRS or any of its affiliates, receivables arising in additional designated consumer and small business accounts owned by TRS, Centurion, FSB or any of their affiliates and collateral certificates, each representing an undivided interest in a master trust or other securitization special purpose entity, whose assets consist primarily of receivables in designated charge accounts owned by TRS, Centurion, FSB or any of their affiliates. It is not expected that the issuing entity will have any other significant assets or means of capitalization. The fiscal year for the issuing entity will end on December 31 of each year.

The issuing entity has established a collection account for the purpose of receiving collections on receivables and any other assets included in the issuance trust, including collections on any collateral certificates included in the issuance trust. In addition, the issuing entity has established an excess funding account for the purpose of holding Principal Collections that would otherwise be paid to the holder of the transferor interest at a time when (i) the Transferor Amount is, or as a result of a payment would become, less than the Required Transferor Amount or (ii) the Pool Balance is, or as a result of a payment would become, less than the Required Pool Balance.

Receivables originated under the designated charge accounts included in the issuing entity’s Portfolio consist of amounts charged by accountholders for merchandise and services, annual membership fees and certain other administrative fees billed to accountholders on the accounts. These receivables generally are not subject to monthly finance charge assessments. See “Domestic Charge Card Business” in this prospectus. As a result, in order to provide yield to the issuance trust with respect to the related receivables, pursuant to the transfer agreement, a portion of the receivables in the accounts included in the issuing entity’s Portfolio are treated as finance charge receivables and collections received with respect to such receivables are treated as Finance Charge Collections. The remainder of such receivables are treated as principal receivables and collections received with respect to such receivables are treated as Principal Collections. See “Sources of Funds to Pay the Notes — Discount Option” and “Risk Factors — A change in the discount option percentage may result in the payment of principal earlier or later than expected” in this prospectus.

The Trust Portfolio and the Total Portfolio

The primary assets of the issuance trust initially will consist of receivables generated from time to time in a portfolio, referred to as the Trust Portfolio, of designated consumer and small business charge accounts owned by Centurion and FSB. In the future, the issuance trust may include receivables arising in designated commercial charge accounts owned by TRS or any of its affiliates and receivables arising in additional designated consumer and small business charge accounts owned by Centurion, FSB or any of their affiliates. The initial accounts in the Trust Portfolio were selected from a portfolio, referred to as the Total Portfolio, of consumer, small business and commercial charge accounts owned by TRS, Centurion, FSB or any of their affiliates based upon the eligibility criteria specified in the receivables purchase agreements and the transfer agreement applied with respect to the accounts as of their selection date.

Additional information regarding the Total Portfolio and the Trust Portfolio is provided in Annex II to this prospectus, which forms an integral part of this prospectus.

Static Pool Information

Static pool information regarding the performance of the receivables in the Trust Portfolio is provided in Annex III to this prospectus, which forms an integral part of this prospectus.

Pool Asset Review

As required under the Securities Act of 1933, as amended, the transferor is responsible for performing a review of the receivables in the Trust Portfolio and the disclosure relating to those receivables required to be included in this prospectus by Item 1111 of Regulation AB. The review, which is conducted by the transferor and its affiliates as described further below, primarily consists of the periodic review of internal data systems, including the related financial controls and processes, and the review of information relating to the receivables included in this prospectus, including both quantitative data and certain qualitative or factual disclosure.

The review described below is designed and effected to provide reasonable assurance that the disclosure regarding the receivables in the Trust Portfolio in this prospectus, including the information provided in Annex II and Annex III to this prospectus, is accurate in all material respects.

Review of Data Flow and Controls

Centurion, FSB and their affiliates have data collection systems that, together, are designed to process and validate all incoming financial transactions for U.S. credit and charge Card Members and service establishments, including Card Member spending and other activity such as remittances, fees, account adjustments and merchant transactions. Centurion, FSB and their affiliates have established controls over these data collection systems to provide reasonable assurance regarding the completeness, accuracy, validity and timeliness of data received and sent by the data collection systems.

Data relating to Card Member spending and remittance activity is output from the data collection systems to the servicer’s account servicing platform, which accumulates and processes spending and other activity for American Express’ credit and charge Card Members. The servicer and its affiliates have established controls over the account servicing platform to provide reasonable assurance regarding the completeness, accuracy, validity and timeliness of the data received and sent by the account servicing platform.

Data generated by the account servicing platform is sent to the servicer’s securitization technology system. The securitization technology system also utilizes data provided by an internal risk information management system, including Card Members’ credit bureau information. Within the securitization technology system, information relating to the accounts in the Trust Portfolio is processed and consolidated for reporting purposes, including for the inclusion in this prospectus of data relating to the receivables in the Trust Portfolio. The servicer and its affiliates have established controls over the securitization technology system to provide reasonable assurance regarding the completeness, accuracy, validity and timeliness of the data input from the account servicing platform to the securitization technology system.

As described above, Centurion, FSB, the servicer and their affiliates have developed financial controls over the data collection systems, the account servicing platform and the securitization technology system to provide reasonable assurance regarding the completeness, accuracy and timeliness of data received by and exchanged between these systems. Included among these are controls to validate, confirm, balance, reconcile and calculate data as it moves through the systems. Discrepancies identified by these controls are recorded, investigated and resolved. Internal risk management standards developed by Centurion, FSB, the servicer and their affiliates require the periodic testing of these controls using predetermined sampling methodologies. The sample size used for testing each control is based on the frequency with which that control operates and whether the control is automated or manual. Centurion, FSB, the servicer and their affiliates have determined that the frequency with which these controls are tested and the testing methods used provide reasonable assurance that the data generated by these systems is accurate in all material respects. In addition to periodic testing of the controls, the internal departments that oversee the controls certify to the effectiveness of the controls on a quarterly or annual basis, depending on the type of control.

Review of Data and Other Disclosure

The transferor and its affiliates use information generated by the securitization technology system to create reports used to populate the tables included in Annex II and Annex III to this prospectus. The transferor and its affiliates, with the assistance of a third party, conduct a review of the quantitative data in those tables in which the data presented is compared with the reports generated by the securitization technology system and certain recalculations are performed. The transferor attributes all findings and conclusions of the review to itself.

Disclosure in this prospectus consisting of qualitative or factual information regarding the receivables in the Trust Portfolio was reviewed and approved by those officers and employees of Centurion, FSB, the servicer, the transferor and their affiliates who are knowledgeable about such information.

Underwriting and Authorization Process

The underwriting and authorization procedures applicable to the accounts are described under “Domestic Charge Card Business—Consumer and Small Business Charge Business—Underwriting and Authorization Process” and “—Commercial Charge Business—Underwriting and Authorization Process” in this prospectus. Centurion, FSB and their affiliates regularly engage in activities that are designed to monitor and measure compliance with established credit underwriting and authorization policies, including testing of automated approval systems. These activities are overseen by an individual credit risk committee and a number of its specialized subcommittees. This committee is responsible for the design and implementation of credit processes and credit risk controls, including in the areas of authorizations, new account approval, credit line management, risk modeling, identification, monitoring and measurement of risk, and escalation of risk issues. Among other functions, this committee and its subcommittees review and approve underwriting and customer management policies, monitor adherence to these policies and monitor performance of credit risk processes.

On a quarterly basis, employees of Centurion, FSB and their affiliates conduct a review to validate the accuracy of the proprietary risk score used in the underwriting and authorization process to predict future credit performance. The results of this validation are evaluated by the modeling subcommittee to determine whether adjustments to the individual credit risk model should be made. Using an automated system that operates on a daily basis, Centurion, FSB and their affiliates verify that the applications approved and credit lines granted by the automated system have correctly applied the decision logic established by the system’s designers. On a monthly basis, employees of Centurion, FSB and their affiliates measure the outcomes of the underwriting and authorization systems and specified portfolio level statistics against pre-set escalation metrics. Issues are escalated in accordance with policy to the individual credit risk committee or the appropriate subcommittee for evaluation to determine whether any changes to policies, strategies or models should be made.

[If applicable, describe the nature of the review of additional pool assets added to the Trust Portfolio that were originated using materially different underwriting criteria performed by the transferor and whether those assets deviate from disclosed underwriting criteria or other criteria.]

Conclusion of Review

After undertaking the review described above, the transferor has concluded that it has reasonable assurance that the disclosure regarding the receivables in the Trust Portfolio in this prospectus, including the information provided in Annex II and Annex III to this prospectus, is accurate in all material respects.

Repurchases and Replacements

Under the transfer agreement, the transferor makes certain representations and warranties to the issuing entity about the receivables. If the transferor materially breaches certain of those representations or warranties, under certain circumstances, all of the Ineligible Receivables will be reassigned to such transferor and the related accounts will no longer be included in the Trust Portfolio. See “Sources of Funds to Pay the Notes—Representations and Warranties—Regarding the Accounts, the Receivables and the Collateral Certificates” in this prospectus.

Under the receivables purchase agreements, each of TRS, Centurion and FSB, respectively, makes certain representations and warranties to the applicable purchaser about the receivables. If TRS, Centurion or FSB, as applicable, breaches certain of those representations or warranties and, as a result, an applicable purchaser is required under the transfer agreement or a receivables purchase agreement to accept a reassignment of the related Ineligible Receivables, then TRS, Centurion or FSB, as applicable, will accept reassignment of such Ineligible Receivables. See “Description of the Receivables Purchase Agreements and the Sale Agreements—Repurchase Obligations” in this prospectus.

In the past two years, no assets securitized by the sponsor were the subject of a demand for reassignment or repurchase for breach of representations and warranties. All such demands for reassignment or repurchase are disclosed on Form ABS-15G and on the issuance trust’s monthly reports on Form 10-D. The most recent Form ABS-15G covering the assets securitized by the sponsor was filed on February 11, 2015 under CIK number 0001135317.

Under certain circumstances, investors in the notes may direct the asset representations reviewer to perform a review of all receivables in the Trust Portfolio that are more than 60 days contractually delinquent and the accounts relating to such receivables for compliance with certain representations and warranties on the receivables and the accounts. See “Asset Representations Review” in this prospectus.

Transaction Parties

TRS

TRS is the sponsor of the issuance trust and, as such, organizes and initiates the asset-backed securities transactions of the issuance trust. See “Domestic Charge Card Business” in this prospectus. In addition, TRS is the servicer and administrator of the issuance trust. See “Sources of Funds to Pay the Notes — Collection and Other Servicing Procedures” in this prospectus for a description of certain matters relating to the servicer.

TRS has been involved in the securitization of consumer charge receivables since 1992, when it formed and serviced the American Express Master Trust. The American Express Master Trust issued an aggregate of approximately $7.4 billion principal amount of investor certificates, all of which were paid on their respective expected final payment dates. TRS no longer uses the American Express Master Trust to securitize consumer charge receivables. TRS has also been involved in the securitization of receivables from consumer and small business charge accounts owned by Centurion and FSB and commercial charge accounts owned by TRS through the American Express Issuance Trust, which was formed in 2005. TRS serviced the American Express Issuance Trust from its formation until its termination in 2013. The American Express Issuance Trust issued an aggregate of approximately $8.4 billion principal amount of notes, all of which were paid on their respective expected final payment dates. In addition, TRS is the servicer of the American Express Credit Account Master Trust, which was created in 1996 to securitize credit card receivables.

TRS is a New York corporation, with its headquarters at 200 Vesey Street, New York, New York 10285-4405. Its phone number is (212) 640-2000. TRS was incorporated under the laws of the State of New York on May 3, 1982. TRS, directly or through its subsidiaries (TRS, together with its subsidiaries, is referred to in this prospectus as “American Express TRS”), provides a variety of products and services worldwide, including global card network services, charge and credit cards for consumers, small businesses and corporations, consumer and small business lending products, American Express Travelers Cheques and prepaid card products, business expense management products and services, business travel and travel management services, consumer travel services, merchant acquiring and transaction processing, point-of-sale and back-office products and services for merchants and magazine publishing. American Express-branded cards are currently issued in more than 45 currencies (including cards issued by third-party banks and other institutions). In 20[•], American Express TRS’ worldwide billed business (spending on American Express-branded cards, including cards issued by third parties) was $[•], with approximately $[•] coming from card holders domiciled in the United States.

Bank Holding Company Status

American Express Company and TRS are bank holding companies under the Bank Holding Company Act of 1956 (“BHC Act”) and have elected to be treated as financial holding companies under the BHC Act. As bank holding companies under the BHC Act, American Express Company and TRS are subject to supervision and examination by the Board of Governors of the Federal Reserve System.

Account Owners and Originators

Centurion

Centurion is an account owner of certain consumer charge accounts, the receivables of which are included in the issuance trust. See “Domestic Charge Card Business” in this prospectus. In addition, on behalf of TRS, Centurion performs certain limited servicing functions with respect to the receivables in the issuance trust. See “Sources of Funds to Pay the Notes — Collection and Other Servicing Procedures” in this prospectus for a description of certain matters relating to the servicing functions provided by Centurion.

Centurion has been involved in the securitization of consumer charge receivables since 1998, when it was added as a transferor to the American Express Master Trust described above, and receivables in consumer and small business accounts owned by Centurion have been securitized in the American Express Issuance Trust described above. In addition, Centurion is a sponsor of the American Express Credit Account Master Trust, through which Centurion has been securitizing credit card receivables since 1996.

Centurion is an industrial bank incorporated under the laws of the State of Utah in 1987. It received FDIC insurance in 1989. Its principal office is located at 4315 South 2700 West, Salt Lake City, Utah 84184 and its phone number is (801) 945-2000. Centurion is a wholly-owned subsidiary of TRS. Centurion is the surviving company of a 1996 merger with an affiliated bank which also was named American Express Centurion Bank. In connection with the merger, Centurion assumed all of the rights and obligations of the affiliated bank with respect to the accounts owned by it.

FSB

FSB is an account owner of certain consumer and small business charge accounts, the receivables of which are included in the issuance trust. See “Domestic Charge Card Business” in this prospectus. In addition, on behalf of TRS, FSB performs certain limited servicing functions with respect to the receivables in the issuance trust. See “Sources of Funds to Pay the Notes — Collection and Other Servicing Procedures” in this prospectus for a description of certain matters relating to the servicing functions provided by FSB.

FSB has been involved in the securitization of consumer charge receivables since 2004, when it was added as a transferor to the American Express Master Trust, and receivables in consumer and small business accounts owned by Centurion have been securitized in the American Express Issuance Trust described above. In addition, FSB is a sponsor of the American Express Credit Account Master Trust, through which FSB has been securitizing credit card receivables since 2004.

FSB was chartered by the Office of Thrift Supervision under the laws of the United States of America as a federal savings bank in 2000 and received FDIC insurance in 2000. Its principal office is located at 4315 South 2700 West, Salt Lake City, Utah 84184 and its phone number is (801) 945-3000. FSB is a wholly owned subsidiary of TRS. In December 2003, FSB and certain of its affiliates received OTS approval to, among other things, transfer ownership of FSB from American Express Financial Corporation to TRS, relocate its headquarters from Minneapolis, Minnesota to Salt Lake City, Utah and amend its business plan to permit FSB to offer certain credit, charge and consumer lending products, small business loans, mortgages and mortgage-related products and a transactional website site. The implementation of the changes to FSB’s business plan began in the first quarter of 2004 with the transfer of certain credit card and charge accounts form Centurion to FSB.

[Additional Originators]

[If any originator, or group of affiliated originators, apart from the account owners or their affiliates, have originated, or is expected to originate, 10% or more, but less than 20%, of the pool assets, provide the information contemplated in Item 1110(a) of Regulation AB.]

[If any originator(s) have originated less than 10% of the pool assets but the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10%, provide the information contemplated in Item 1110(a) of Regulation AB.]

[If any originator, or group of affiliated originators, apart from the account owners or their affiliates, have originated, or is expected to originate, 20% or more of the pool assets, provide the information contemplated in Item 1110(b) and (c)  of Regulation AB.]

RFC VIII

RFC VIII is a limited liability company formed under the laws of the State of Delaware on August 15, 2012. Its sole member is TRS. RFC VIII is the depositor and transferor of the issuing entity. The address for RFC VIII is 200 Vesey Street, 30th Floor, Room 505A, New York, New York 10285 and its telephone number is (212) 640-2000. RFC VIII was formed for the limited purpose of purchasing, holding, owning and transferring receivables and related activities. Since its formation, RFC VIII has been engaged in these activities solely as (i) the purchaser of receivables from TRS pursuant to the related receivables purchase agreement, (ii) the transferor of receivables to the issuing entity pursuant to the transfer agreement, (iii) the beneficiary and transferor that formed and capitalized the issuing entity pursuant to the trust agreement, (iv) the holder of the transferor interest in the issuing entity and (v) the beneficiary and transferor that executes underwriting, subscription and purchase agreements in connection with each issuance of notes. RFC VIII may also act as the depositor for other master trusts or securitization special purpose entities affiliated with TRS, but has not done so to date.

A description of RFC VIII’s obligations as transferor of the receivables to the issuance trust can be found in “Sources of Funds to Pay the Notes — Required Transferor Amount,” “— Required Pool Balance,” “— Increases in the Invested Amount of an Existing Collateral Certificate,” “— Addition of Assets,” “— Removal of Assets” and “— Representations and Warranties” in this prospectus.

RFC VIII was initially capitalized by a cash contribution from TRS. Pursuant to a revolving credit agreement, RFC VIII may borrow funds from TRS for the sole purpose of purchasing receivables from TRS under the related receivables purchase agreement. Under the revolving credit agreement, payments from RFC VIII are due only to the extent that those funds are not required for any other purpose and so long as the payment will not cause RFC VIII to default under the transfer agreement and other agreements.

In addition, other affiliates of TRS may be transferors of assets to the issuance trust.

Credit Risk Retention

[Include prior to compliance date for risk retention rules: As part of being entitled to the treatment set forth in 12 C.F.R. § 360.6(d)(3), and in order to comply with 12 C.F.R. § 360.6(b)(5)(i) related thereto, RFC VIII retains an economic interest in not less than 5% of the credit risk of the receivables sold by RFC VIII to the issuance trust, in the form of a representative sample equal to not less than 5% of the principal amount of the financial assets at transfer. Upon the applicable compliance date of Regulation RR, we will be required to comply with Regulation RR, and we intend to satisfy the risk retention requirements by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR.]

[Include after compliance date for risk retention rules: In accordance with the credit risk retention requirements of Regulation RR issued by the SEC, TRS, directly as the sponsor, or RFC VIII, as the depositor and as a wholly-owned affiliate of the sponsor, is required to retain an economic interest in the credit risk of the receivables in the issuance trust. The sponsor and the depositor intend to satisfy the risk retention requirements by maintaining a seller’s interest in the issuance trust, calculated in accordance with Regulation RR, that will equal not less than five percent of the aggregate unpaid principal balance of all series of notes, other than any notes that have been at all times held by the sponsor or one or more wholly-owned affiliates of the sponsor. For purpose of the calculation described in the preceding sentence, a wholly-owned affiliate of the sponsor will include any person, other than the issuing entity, that directly or indirectly, wholly controls (i.e. owns 100% of the equity in the sponsor), is wholly controlled by, or is wholly under common control with, the sponsor.

The required seller’s interest will be maintained by the sponsor and the depositor through the depositor’s ownership of the transferor interest, which represents the interest in the issuance trust not represented by your series or by any other series. The transferor interest is entitled to share in allocations of certain amounts, including finance charge collections, principal collections and defaults, as described under “Deposit and Application of Funds — Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee.” The amount of principal receivables in the issuance trust will vary each day as new principal receivables are created and others are paid or charged off as uncollectible. Therefore, the amount of the transferor interest will fluctuate each day to reflect the changes in the amount of the principal receivables in the issuance trust. In addition, the transferor interest will generally increase to reflect reductions in the invested amount of any series, including as the result of payments of principal, and will generally decrease as a result of the issuance of a new series of notes or of additional notes in an outstanding series. The sponsor and the depositor will not sell or otherwise transfer an interest in the transferor interest in a manner that is prohibited under the Regulation RR, nor will they enter into any prohibited hedging arrangement with respect to the transferor interest.

For purposes of compliance with Regulation RR, the seller’s interest will equal the excess of the aggregate amount of principal receivables in the issuance trust over the aggregate investor interest in receivables for all outstanding series of notes. As of the closing date, through the ownership of the transferor interest, we expect to have a seller’s interest equal to $[•], which will equal [•]% of the aggregate unpaid principal balance of all series of notes, other than any notes that have been at all times held by the sponsor or one or more wholly-owned affiliates of the sponsor. For purposes of determining the seller’s interest on the closing date, we have used the aggregate principal balance of the receivables in the issuance trust as of [insert date not more than 60 days prior to the date of first use of disclosure] and the principal balance of the notes expected to be outstanding as of the closing date, including $[•] of Series 201[•]-[•] notes. The issuing entity will disclose on Form 8-K within a reasonable time after the closing date the amount of the seller’s interest as of the closing date if the amount is materially different from that disclosed in this prospectus. In addition, the transferor will disclose in each of the trust’s monthly distribution report on Form 10-D the amount of the seller’s interest as of each measurement date described below.

The seller’s interest will be calculated as a percentage of the aggregate unpaid principal balance of all series of outstanding notes, other than any notes that have been at all times held by the sponsor or one or more wholly-owned affiliates of the sponsor, as of [insert applicable measurement date]. If such percentage is not increased to at least five percent by [insert applicable cure date not to exceed one month], the sponsor and the depositor will fail to satisfy [the credit risk retention rules]. However, the sponsor and the depositor will not violate [the credit risk retention rules] if the required seller’s interest falls below five percent of the aggregate unpaid principal balance of all series of outstanding notes, other than any notes that have been at all times held by the sponsor or one or more wholly-owned affiliates of the sponsor, if an early amortization period commences for all outstanding notes and the sponsor and the depositor were in compliance with the risk retention requirements as of the commencement of early amortization, and no additional notes are issued thereafter.]

Credco

Credco is a wholly-owned subsidiary of TRS primarily engaged in the business of financing charge account receivables and interest bearing credit card account receivables generated by TRS and its subsidiaries. Its principal office is located at 200 Vesey Street, New York, New York 10285 and its phone number is (212) 640-2000.

The Indenture Trustee

The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the indenture for the notes. Its principal corporate trust office is located at 101 Barclay Street, Floor 7 West, Attention: Corporate Trust Administration — Asset Backed Securities, New York, New York 10286. The Bank of New York Mellon has been, and currently is, serving as indenture trustee and trustee for numerous securitization transactions and programs involving pools of credit card receivables.

There are no legal proceedings against The Bank of New York Mellon, or to which any of its respective properties are subject, that are material to the noteholders. There are no governmental proceedings pending or known to be contemplated by governmental authorities against The Bank of New York Mellon, or to which any of its respective properties are subject, that are material to the noteholders.

In the ordinary course of business, The Bank of New York Mellon is named as a defendant in or made a party to pending and potential legal actions. In connection with its role as trustee of certain residential mortgage-backed securitization (“RMBS”) transactions, The Bank of New York Mellon was named as a defendant in a lawsuit brought in New York State court on June 18, 2014 by a group of institutional investors. This lawsuit alleges that the trustee had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions. While it is inherently difficult to predict the eventual outcomes of pending actions, The Bank of New York Mellon denies liability and intends to defend the litigation vigorously.

The Bank of New York Mellon has provided the above information for purposes of complying with Regulation AB. Other than the previous two paragraphs and the first three sentences under “Prospectus Summary — Indenture Trustee” in this prospectus, The Bank of New York Mellon has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

TRS, Centurion, FSB, RFC VIII, the issuing entity and their respective affiliates may, from time to time, enter into normal banking and trustee relationships with The Bank of New York Mellon and its affiliates.

The Owner Trustee

Wilmington Trust Company — also referred to herein as the “owner trustee” — is a Delaware trust company incorporated in 1903. On July 1, 2011, Wilmington Trust Company filed an amended charter which changed its status from a Delaware banking corporation to a Delaware trust company. The owner trustee’s principal place of business is located at 1100 North Market Street, Wilmington, Delaware 19890. Since 1998, Wilmington Trust Company has served as owner trustee in numerous asset-backed securities transactions involving pools of credit card receivables.

On May 16, 2011, after receiving all required shareholder and regulatory approvals, Wilmington Trust Corporation, the parent of Wilmington Trust Company, through a merger, became a wholly-owned subsidiary of M&T Bank Corporation, a New York corporation. Wilmington Trust Company is subject to various legal proceedings that arise from time to time in the ordinary course of business. Wilmington Trust Company does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as owner trustee.

Wilmington Trust Company has provided the above information for purposes of complying with Regulation AB. Other than the above two paragraphs, Wilmington Trust Company has not participated in the preparation of, and is not responsible for, any other information contained herein.

Wilmington Trust Company is the owner trustee of the issuing entity. Under the terms of the trust agreement, the powers and duties of the owner trustee are only ministerial.

TRS, the account owners, RFC VIII, the issuing entity and their respective affiliates may from time to time enter into normal banking and trustee relationships with Wilmington Trust Company and its affiliates.

The owner trustee will be indemnified from and against all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, investigations, proceedings, costs, expenses or disbursements of any kind arising out of, among other things, the trust agreement or any other related documents (or the enforcement thereof), the administration of the issuing entity’s assets or the action or inaction of the owner trustee under the trust agreement, except for (i) its own willful misconduct, bad faith or negligence or (ii) the inaccuracy of certain of its representations and warranties in the trust agreement.

The owner trustee may resign at any time by giving 30 days prior written notice to the beneficiary. The owner trustee may also be removed as owner trustee if it becomes insolvent, it is no longer eligible to act as owner trustee under the trust agreement or by a written instrument delivered by the beneficiary to the owner trustee. The beneficiary must appoint a successor owner trustee. If a successor owner trustee has not been appointed within 30 days after giving notice of resignation or removal, the owner trustee or the beneficiary may apply to any court of competent jurisdiction to appoint a successor owner trustee. This court-appointed owner trustee will only act in such capacity until the time, if any, as a successor owner trustee is appointed by the beneficiary.

Any owner trustee will at all times (i) be a trust company or a banking corporation under the laws of its state of incorporation or a national banking association, having all corporate powers and all material government licenses, authorization, consents and approvals required to carry on a trust business in the State of Delaware, (ii) comply with the relevant provisions of the Delaware Statutory Trust Act, (iii) have a combined capital and surplus of not less than $50,000,000 (or have its obligations and liabilities irrevocably and unconditionally guaranteed by an affiliated person having a combined capital and surplus of at least $50,000,000) and (iv) have (or have a parent which has) a rating of at least “Baa3” by Moody’s, at least “BBB-” by Standard & Poor’s and if rated by Fitch, at lease “BBB-” by Fitch, or, if not so rated, a rating with respect to which the Rating Agency Condition has been satisfied with respect to each rating agency not rating the owner trustee (or its parent). The owner trustee or the beneficiary may also deem it necessary or prudent to appoint a co-trustee or separate owner trustee for the owner trustee under the trust agreement.

Affiliations and Transactions among the Transaction Parties

As described above, Centurion and FSB are wholly-owned subsidiaries of TRS, and TRS is the sole member of RFC VIII. None of TRS, Centurion, FSB or RFC VIII is an affiliate of the indenture trustee or the owner trustee. TRS, Centurion, FSB, RFC VIII, the issuing entity and their respective affiliates may, from time to time, enter into normal banking and trustee relationships with The Bank of New York Mellon, Wilmington Trust Company and their respective affiliates.

Domestic Charge Card Business

Overview

The receivables conveyed to the issuance trust pursuant to the transfer agreement have been generated from transactions made by holders of certain consumer and small business charge cards owned by Centurion, FSB or any of their respective affiliates. In the future, receivables generated from transactions made by holders of certain commercial charge cards owned by TRS may be conveyed to the issuance trust. See “Description of the Receivables Purchase Agreements and the Sale Agreements” for a description of how receivables are transferred by the account owners.

TRS, Centurion and FSB do not outsource originating functions to outside third parties. Through service level agreements, Centurion and FSB have contracted with TRS or one of its subsidiaries for the provision of account origination, credit risk and underwriting and servicing functions, which are provided subject to oversight by their respective boards of directors. Credit risk is managed within board-approved policies covering all facets of credit extension, including approvals, authorizations, line management and fraud preventions.

Consumer and Small Business Charge Business

General

Consumer Charge Business

Consumer charge card receivables are generated from transactions made by accountholders. Centurion and FSB, as account owners of the consumer charge accounts, offer various unsecured consumer charge card products, including but not limited to the American Express Green Card, the American Express Gold Card, the American Express Premier Rewards Gold Card, the Platinum Card and the Centurion Card. The consumer charge products are collectively referred to in this “Domestic Charge Card Business” section as consumer cards. Each consumer card is associated with an account owned by Centurion or FSB and is issued pursuant to an account agreement between the applicable account owner and the individual accountholder.

Consumer cards are accepted at service establishments worldwide and may be used for the purchase of merchandise and services. The cards are designed for use as a method of payment, not as a means of financing the purchase of merchandise and services. Nonetheless, accounts may be multifeatured accounts that offer the accountholders the opportunity to revolve certain transactions, the receivables of which will not be Eligible Receivables and will not be conveyed to the issuance trust. The accounts generally do not have pre-set spending limits. See “— Consumer and Small Business Charge Business — Billing and Fees — Consumer Charge Business” and “— Distinctions between Charge Accounts and Revolving Credit Plan Products” below.

Small Business Charge Business

American Express OPEN (“OPEN”), referred to in this “Domestic Charge Card Business” section as small business, charge card receivables are generated from transactions made by accountholders. Small businesses in the OPEN portfolio are generally companies with fewer than 100 employees and/or annual sales up to $10 million. FSB, as account owner for small business charge accounts, offers various small business charge card products, including but not limited to the Business Green Rewards Card, the Business Gold Rewards Card, the Business Platinum Card, and the Business Centurion Card. The small business charge card products are collectively referred to in this “Domestic Charge Card Business” section as small business cards. Each small business card is associated with an account owned by FSB or, in the future, any of its affiliates, and is issued pursuant to an account agreement between (i) the account owner and (ii) the company and the primary Card Member on the account.

Small business cards are accepted at service establishments worldwide and are intended to be used solely for the purchase of goods and services related to the operation of small businesses. The charge cards are designed for use as a method of payment for a wide range of business expenses, not as a means of financing those expenses. Nonetheless, charge accounts may offer the accountholders other credit products, including revolving credit products, the receivables of which will not be Eligible Receivables and will not be conveyed to the issuance trust. [The accounts generally do not have pre-set spending limits.] See “— Consumer and Small Business Charge Business — Billing and Fees — Small Business Charge Business” and “— Distinctions between Charge Accounts and Revolving Credit Plan Products” below.

Underwriting and Authorization Process

Consumer and Small Business Charge Business

Underwriting. On an ongoing basis, Centurion and FSB adopt and evaluate policies for underwriting and authorizations. They contract with TRS for services, including the development and implementation of systems and specifications for underwriting and authorizations.

Centurion and FSB evaluate applications for American Express consumer and small business charge card accounts using a framework that evaluates available information to predict the risk of each applicant. The framework uses proprietary risk scoring decision models and other risk criteria applied through application of underwriting policies. Underwriting policies reflect the banks’ risk tolerance levels, which take into account factors including the current and future macro-economic environments. The performance trends of accounts originated at different score cut-off levels as compared to projected performance are monitored and evaluated to refine the scoring and identify enhancements to the framework.

Evaluations of applications consider, among other factors, information from credit bureaus (including one or more of Experian, Inc., Trans Union Corporation and Equifax Credit Information Services), commercially available risk scores, internal and external credit history, each applicant’s relationship and history with American Express and other information, which is either publicly available or provided by the applicant in response to the application process or by third parties. In addition, with respect to small business charge card accounts, evaluations consider information from commercial bureaus (including Small Business Financial Exchange, Dun & Bradstreet and other small business data providers). The underwriting process also verifies that the information on the application is both accurate and provided by the true applicant and incorporates legal requirements.

Virtually all underwriting and authorization decisions use an automated system to capture the relevant information, execute the scoring logic, compare the proprietary risk scores against cut-off levels, apply business rules and legal requirements and then execute the approve or decline decision. In specified circumstances, including for certain product applications or where certain information is unavailable, the framework incorporates manual decision-making by a dedicated, specialized and experienced team to evaluate the available information to predict risk, applying the same underwriting standard.

Credit Monitoring. To monitor and control the quality of the portfolio, accounts are monitored monthly, including by obtaining refreshed credit bureau information. The banks use behavioral scoring models to score each active account every time the Card Member makes a transaction, and at least once every monthly cycle.

Point of Sale Authorization. The banks use an automated process to approve or decline credit at the point of sale based on proprietary risk models. Merchant point-of-sale and online terminals connect with a proprietary credit authorization system. Card Member transactions are passed through the authorization system which considers the risk score and other behavioral factors to determine whether each transaction should be approved or declined.

Fraud. The banks contract with TRS to monitor and manage the risk of different types of fraud. TRS uses a variety of tools and proprietary models to identify suspicious transactions resulting from different types of fraud, such as fraud rings, new account fraud and transactional fraud.

Liability Structure

Small Business Charge Business

Liability for charges made on accounts is joint and several between the primary Card Member on the account and the company, which means that the applicable account owner may pursue payment for all charges from both the primary Card Member on the account and the company. When making a credit decision, the applicable account owner may consider the credit information of the individual applicant as well as the company. See “— Underwriting and Authorization Procedures — Small Business Charge Business” above and “— Collection Efforts — Small Business Charge Business” below.

Billing and Fees

Consumer Charge Business

Each accountholder is subject to an agreement with the applicable account owner governing the terms and conditions of the account. Each account owner reserves the right to add, change or terminate any terms or conditions of the account (including increasing or decreasing fees). The ability of an account owner to make such changes is subject to the requirements of applicable laws and to certain limitations in the securitization agreements and the receivables purchase agreements. Pursuant to account agreements, accountholders are charged an annual membership fee generally ranging from $55—$195 depending on the type of consumer card, although the annual membership fee for the Platinum Card is $450 and for the Centurion Card is $2,500 (with a one-time initiation fee charged for Centurion Card accounts). Accountholders enrolled in the Senior Membership program are charged an annual membership fee generally ranging from $35—$65. Except as described under “— Collection Efforts — Consumer Charge Business” below, no monthly finance charges are assessed on the accounts and the full receivables balance is due upon receipt of each month’s billing statement. The accounts are grouped into billing cycles for purposes of administrative efficiency. In accordance with TRS’ usual servicing procedures, the payment status of an account is determined by reference to the cycle billing date for such account.

Other fees associated with the accounts include:

•

a fee for each additional consumer card generally ranging from $30—$35 for the first five cards, then $30— $35 per card, depending on the type of consumer card ($20—$25 if the accountholder is enrolled in the Senior Membership program), although (1) there is no fee for the first five additional Premier Rewards Gold Cards, (2) holders of Platinum Cards are charged a fee of $175 for the first three additional Platinum Cards (and a fee of $175 for each additional Platinum Card thereafter) and a fee of $45 for the first five Gold Cards (and a fee of $45 for each additional Gold Card thereafter) and (3) holders of Centurion Cards are charged a fee of $2,500 for each additional Centurion Card, a fee of $175 for the first three Platinum Cards (and a fee of $175 for each additional Platinum Card thereafter) and a fee of $45 for the first five Gold Cards (and a fee of $45 for each additional Gold Card thereafter);

•	returned payment fees; and

•

delinquency fees, which generally are $27 if the balance is not paid within 30 days of the closing date of the statement in which the balance was billed; or the greater of $38 or 2.99% of the past due balance if any of it remains unpaid for two or more billing periods in a row.

These fees, along with annual membership fees, are included in the issuing entity’s assets. The account owners set the amount of the delinquency fees and returned payment fees at the permissible fee threshold published periodically by the Consumer Financial Protection Bureau. The amount of the fee for balances that remain unpaid for two or more billing periods in a row will be reduced to the greater of $37 or 2.99%, effective January 1, 2016, in accordance with the Consumer Financial Protection Bureau’s rules for 2016.

Small Business Charge Business

The primary Card Member on the account and the company together are subject to an agreement with the account owner governing the terms and conditions of the account. The account owner reserves the right to add, change or terminate any terms or conditions of the account (including increasing or decreasing fees). The ability of the account owner to make such changes is subject to the requirements of applicable laws and to certain limitations in the securitization agreements and the receivables purchase agreements. Pursuant to account agreements, accountholders are charged an annual membership fee generally ranging from $95—$250 depending on the type of small business card. Two exceptions are the Business Platinum Card and the Business Centurion Card, which have annual fees of $450 and $2,500, respectively.

Except as described under “— Collection Efforts — Small Business Charge Business” below, no monthly finance charges are assessed on the accounts and the full receivables balance is due upon receipt of each month’s billing statement. The accounts are grouped into billing cycles for purposes of administrative efficiency. In accordance with TRS’ usual servicing procedures, the payment status of an account is determined by reference to the cycle billing date for such account.

Other fees associated with the accounts include:

•

annual fees for certain additional cards including (1) a bundled annual fee of $50 for up to 99 additional Business Gold Rewards Cards; (2) an annual fee of $45 for each additional Business Gold Card; (3) an annual fee of $75 for each additional Business Purchase Card; (4) an annual fee of $200 for each additional Executive Business Card; (5) an annual fee of $300 for each additional Business Platinum Card; and (6) an annual fee of $2,500 for each additional Business Centurion Card (Card Members can generally get additional Business Green Cards at no additional cost);

•	returned payment fees; and

•

delinquency fees, which generally are $37 if the balance is not paid within 40 or 50 days, depending on the type of charge card, of the closing date of the statement in which the balance was billed, and the greater of $37 and 2.99% of the past due balance on each subsequent closing date that the amount remains delinquent.

These fees, along with annual membership fees, are included in the issuing entity’s assets

Collection Efforts

Consumer Charge Business

Each account owner will consider an account delinquent after a charge first appears as part of an unpaid previous balance on any monthly billing statement. Efforts to collect delinquent account balances are made by or on behalf of TRS, as servicer of each account owner, and, under appropriate circumstances, by collection agencies and attorneys retained for the purpose of collecting delinquent account balances. Under current practice, the applicable account owner includes a request for payment of any overdue amounts on all billing statements following delinquency. The applicable account owner uses proprietary risk and profitability evaluation systems to determine the appropriate collection strategy. Accountholders considered to be high risk may be contacted by either a letter or a telephone call when an account becomes delinquent, or prior to delinquency based on a number of factors, including the accountholder’s tenure and the amount owed in relation to prior spending and payment behavior. If it is determined that the accountholder may be unable to pay the outstanding balance, charge privileges are suspended, the account is cancelled and a more intensive collection action is initiated. For other accountholders with delinquent balances, charge privileges are generally suspended 1 to 90 days from the date of the billing statement on which a delinquent charge first appeared. For cancelled accounts and those reaching the 1 to 90 days delinquency status, payment demand letters generally will be sent. If an account remains delinquent, it may be referred to a collection agency to continue with the telephone calls and letters. Legal action may be instituted against the accountholder by attorneys retained for the purpose of collecting delinquent account balances. Arrangements may be made with accountholders to extend or otherwise change payment schedules to maximize collections. In some cases, an account owner and a delinquent accountholder may agree to an arrangement, called a hardship plan, that will simultaneously suspend the charge privileges associated with that accountholder’s account and obligate that accountholder to repay delinquent balances in his or her account in installments according to an agreed-upon installment plan.

Pursuant to the transfer agreement, receivables will be charged off on the Date of Processing on which such receivable is recorded as charged-off on the servicer’s computer file of accounts. The receivables in an account owned by Centurion and FSB generally will be charged off no later than the date on which such account becomes six contractual payments past due (i.e., approximately 180 days delinquent). Bankrupt accountholders’ accounts generally will be charged off upon verification by the applicable account owner or TRS, as servicer of each account owner, of the bankruptcy petition. In any case, charge-offs may be made earlier in some circumstances. The credit evaluation, servicing, charge-off and collection practices of any account owner and the servicer, as applicable, may change over time in accordance with its business judgment and applicable law.

Small Business Charge Business

Each account owner will consider an account delinquent after a charge first appears as part of an unpaid previous balance on any monthly billing statement. Efforts to collect delinquent account balances are made by or on behalf of TRS, as servicer of each account owner, and, under appropriate circumstances, by collection agencies and attorneys retained for the purpose of collecting delinquent account balances. Under current practice, the applicable account owner includes a request for payment of any overdue amounts on all billing statements following delinquency. The applicable account owner uses proprietary risk and profitability evaluation systems to determine the appropriate collection strategy, which may include collection efforts against the primary Card Member on the account, the company or both. Accountholders considered to be high risk may be contacted by either a letter or a telephone call when an account becomes delinquent, or prior to delinquency based on a number of factors, including the accountholder’s tenure and the amount owed in relation to prior spending and payment behavior. If collection efforts against the company are deemed appropriate, the account owner may contact authorized officers or agents of the company to inform them of the status of the account. If it is determined that the accountholder may be unable to pay the outstanding balance, charge privileges are suspended, the account is cancelled and a more intensive collection action is initiated. For other accountholders with delinquent balances, charge privileges are generally suspended 1 to 90 days from the date of the billing statement on which a delinquent charge first appeared. For cancelled accounts and those reaching the 1 to 90 days delinquency status, payment demand letters generally will be sent. If an account remains delinquent, it may be referred to a collection agency to continue with the telephone calls and letters. Legal action may be instituted against the primary Card Member on the account, the company or both by attorneys retained for the purpose of collecting delinquent account balances. Arrangements may be made with accountholders to extend or otherwise change payment schedules to maximize collections. In some cases, the applicable account owner and a delinquent accountholder may agree to an arrangement, called a hardship plan, that will simultaneously suspend the charge privileges associated with that accountholder’s account and obligate that accountholder to repay delinquent balances in his or her account in installments according to an agreed-upon installment plan.

Pursuant to the transfer agreement, receivables will be charged-off on the Date of Processing on which such receivable is recorded as charged-off on the servicer’s computer file of accounts. The receivables in an account owned by FSB generally will be charged off no later than the date on which such account becomes six contractual payments past due (i.e., approximately 180 days delinquent). Bankrupt accountholders’ accounts will be charged off upon verification by FSB or TRS, as servicer of the account owner, of the bankruptcy petition of the primary Card Member on the account or the company. In any case, charge-offs may be made earlier in some circumstances.

The credit evaluation, servicing, charge-off and collection practices of any account owner and the servicer, as applicable, may change over time in accordance with its business judgment and applicable law.

Commercial Charge Business

General

Commercial charge card receivables are generated from transactions made by accountholders. Commercial card accountholders are employed by companies that, in general, have annual revenue over $10 million. TRS, as the account owner for commercial charge card accounts, offers two primary unsecured commercial charge card products: the American Express Corporate Card and the American Express Corporate Purchasing Card. The commercial charge card products are collectively referred to in this “— Commercial Charge Business” section as commercial cards. Commercial cards generally are issued to individuals pursuant to a corporate account agreement between TRS and the company that employs such individuals. Generally, an agreement with a company permits either TRS or the company to terminate the relationship at any time by giving 30 to 60 days prior written notice to the other party. In addition, TRS may suspend the charge privileges of or cancel any individual Card Member’s account at any time with or without cause and without prior notice.

Commercial cards are accepted at service establishments worldwide and, pursuant to the corporate account agreement, are required to be used solely for the purchase of merchandise and services related to business expenses. The cards are designed for use as a method of payment for a wide range of business expenses. As such, the full receivables balance of each account generally is due upon receipt of a monthly billing statement. The accounts generally are not subject to finance charge assessments, although they may be subject to delinquency fees. See “— Commercial Charge Business — Commercial Card Liability Structure and Billing Arrangements” below.

Commercial Card Liability Structure and Billing Arrangements

Commercial card accounts provide two primary liability options, though a particular company may use both liability options to meet various needs. Under the combined liability program, the individual Card Member and the company are both responsible for business charges, with the company either obligated to reimburse the Card Member for business charges or responsible for directly paying them to TRS. Card Members who (i) incur personal charges, (ii) never file for reimbursement or (iii) do not repay reimbursed business charges are generally solely liable for payment. In contrast, under the central bill liability program, the company is solely responsible for charges.

TRS offers various billing programs for the commercial cards. Under the individual billing program, each Card Member receives a monthly billing statement detailing his or her charges during the previous period. The company can choose from 10 billing cycles to coordinate billing dates with its payroll periods or reimbursement schedules. Payment options within the individual billing program include (i) individual payment, whereby each Card Member receives reimbursement from his or her employer for all legitimate business charges and that Card Member then remits payments for all charges directly to TRS, and (ii) company payment, whereby each Card Member submits an expense report to his or her employer and the company issues a single check to TRS for all legitimate business charges while the Card Member directly pays TRS for all business charges not reimbursed by his or her employer and for all personal charges. Under the central billing program, monthly billing statements are sent to a central address at the company and the company is solely responsible for all charges.

Underwriting and Authorization Process

Commercial charge accounts are underwritten at both the company and the individual Card Member level. At the company level, TRS evaluates the company using a variety of methods, including proprietary scoring models, audited financial statements and other public information, third party checks, bank references, verification of application information and commercial credit bureau information to determine which commercial cards will be made available to the company and the appropriate liability structure. Once a company has been approved for a commercial card relationship, individual employees are required to submit applications for commercial cards and undergo a risk assessment based on their application information and personal credit history. Generally, an individual employee is approved for a commercial card on the basis of his or her personal credit history. In some cases, an individual employee is not approved for a commercial card based on his or her personal credit history but if his or her employer guarantees the payment of charges incurred on that account, a commercial card is issued to that individual employee.

In addition to the credit review performed in connection with origination of accounts, use of the accounts is subject to authorization at the time of such use based upon the accountholder’s periodic risk assessment based on past spending and payment activity and credit history.

Fees

Each accountholder is subject to an individual accountholder agreement with TRS governing the terms and conditions of the account. TRS reserves the right to add, change or terminate any terms or conditions of the account (including increasing or decreasing fees). The ability of TRS to make such changes is subject to the requirements of applicable laws and to certain limitations in the securitization agreements and the receivables purchase agreements. Pursuant to account agreements, accountholders are charged an annual membership fee of $0-$450 per commercial card, depending on the company’s annual charge volume with TRS and other factors.

Other fees associated with the accounts include:

•	returned payment fees; and

•

delinquency fees, which generally are $39 if the delinquent amount remains unpaid for at least one billing period (approximately 30 days), and the greater of $39 or 2.99% of all amounts unpaid for two or more billing periods.

These fees, along with annual membership fees, are included in the issuing entity’s assets.

Collection Efforts

TRS will consider an account delinquent after a charge first appears as part of an unpaid previous balance on any monthly billing statement. Efforts to collect delinquent account balances are made by or on behalf of TRS, as servicer, and collection agencies and attorneys retained for the purpose of collecting delinquent account balances. Under current practice, TRS includes a request for payment of any overdue amounts on all billing statements following delinquency. TRS uses proprietary risk and profitability evaluation systems to determine the appropriate collection strategy. Accountholders considered to be high risk may be contacted when an account becomes delinquent, or prior to delinquency based on a number of factors, including the Card Member’s tenure, behavioral scoring and the amount owed in relation to prior spending and payment behavior. If it is determined that the accountholder may be unable to pay the outstanding balance, charge privileges are suspended, the account is cancelled and a more intensive collection action is initiated. For other Card Members with delinquent balances, charge privileges are generally suspended 1 to 90 days from the date of the billing statement on which a delinquent charge first appeared. For cancelled accounts and those reaching the 1 to 90 days delinquency status, payment demand letters may also be sent. If an account remains delinquent, it may be referred to a collection agency to continue with the telephone calls and letters. Legal action may be also be instituted. Arrangements may be made with Card Members to extend or otherwise change payment schedules to maximize collections. In some cases, TRS and the accountholder may agree to an arrangement, called a recovery arrangement, that will simultaneously suspend the charge privileges associated with that Card Member’s commercial card and obligate that Card Member to repay delinquent balances in installments according to an agreed-upon installment plan.

Pursuant to the transfer agreement, receivables will be charged-off on the Date of Processing on which such receivable is recorded as charged-off on the servicer’s computer file of accounts. Receivables will be charged off no later than the date on which the individual Card Member’s account becomes six contractual payments past due (i.e., approximately 180 days delinquent). Bankrupt Card Members’ accounts generally will be charged off upon verification by TRS of the bankruptcy petition of the individual Card Member or the bankruptcy of the company. In any case, charge-offs may be made earlier in some circumstances. The credit evaluation, servicing, charge-off and collection practices of TRS may change over time in accordance with its business judgment and applicable law.

Distinctions between Charge Accounts and Revolving Credit Card Accounts

There are important distinctions between charge accounts and revolving credit card accounts. Charge accounts generally have no pre-set spending limit. Additionally, the full balance of purchases in a particular billing period that are not included in a revolving feature of a multifeatured account is due upon receipt of the billing statement provided with respect to that billing period. By contrast, revolving credit card accounts have a predetermined credit limit. Rather than paying the revolving balance in full each month, accountholders must make at least a minimum monthly payment, usually a designated percentage of the outstanding balance on the account. As a result of these payment requirement differences, charge accounts have a high monthly payment rate and balances which turn over rapidly relative to their charge volume when compared to revolving credit plan products.

Another distinction between charge accounts and revolving credit plan products is that charge account balances generally are not subject to monthly finance charges. As described above, the full account balance is billed monthly and is due upon receipt of the billing statement. Charge accountholders do not have the option of using their accounts to extend payment and to pay a finance charge on the remaining outstanding balance except through a revolving feature of a multifeatured account, if applicable. Revolving credit plan products, by contrast, as noted above, require accountholders to pay at least a specified minimum portion of an outstanding amount, and balances are subject to finance charges at a periodic rate determined by the credit issuer. Because charge account balances generally are not subject to monthly finance charge assessments, whether or not paid in full in a timely manner, in order to provide yield to the issuance trust with respect to the receivables, pursuant to the transfer agreement, a portion of the receivables in the accounts included in the issuing entity’s Portfolio are treated as finance charge receivables and collections received with respect to such receivables are treated as Finance Charge Collections. The remainder of such receivables are treated as principal receivables and collections received with respect to such receivables are treated as Principal Collections. See “Sources of Funds to Pay the Notes — Discount Option” in this prospectus.

[Underwriting Criteria for any Additional Originators]

[If applicable, describe underwriting criteria for accounts that are originated by an originator other than TRS, Centurion or FSB.]

Use of Proceeds

The net proceeds from the sale of the Series 201[•]-[•] notes offered by this prospectus, before deduction of expenses, will be paid to the transferor by the issuing entity and used by the transferor for the general corporate purposes of the transferor, including the repayment of amounts owed to TRS or certain of its affiliates.

The Notes

The following discussion and the discussions under “Sources of Funds to Pay the Notes” and “The Indenture” in this prospectus summarize the material terms of the Series 201[•]-[•] notes, the indenture, the transfer agreement, the servicing agreement and the Series 201[•]-[•] indenture supplement. These summaries do not purport to be complete and are qualified in their entirety by reference to the provisions of the Series 201[•]-[•] notes, the indenture, the transfer agreement, the servicing agreement and the Series 201[•]-[•] indenture supplement. [The Series 201[•]-[•] notes will be issued in classes.] References to the Class A notes, the Class B notes or the Class C notes in this prospectus include, respectively, only the Class A notes, the Class B notes or the Class C notes of Series 201[•]-[•]. A class designation determines the relative seniority for receipt of cash flows and exposure to reductions in the Nominal Liquidation Amount. For example, the Class B notes and the Class C notes provide credit enhancement for the Class A notes, and the Class C notes provide credit enhancement for the Class B notes. See “— Subordination of Interest and Principal” in this prospectus.

General

On or about [•] [•], 201[•], the issuing entity will issue $[•] of Class A Series 201[•]-[•] [Floating][Fixed] Rate Asset Backed Notes, $[•] of Class B Series 201[•]-[•] [Floating][Fixed] Rate Asset Backed Notes and $[•] Class C Series 201[•]-[•] [Floating][Fixed] Rate Asset Backed Notes. The notes will be issued pursuant to the indenture and an indenture supplement for Series 201[•]-[•], referred to as the Series 201[•]-[•] indenture supplement. Each of the indenture and the Series 201[•]-[•] indenture supplement is between the issuing entity and The Bank of New York Mellon, as indenture trustee. A copy of the form of each of these documents is filed as an exhibit to the registration statement of which this prospectus is a part. Neither the indenture nor the Series 201[•]-[•] indenture supplement limits the aggregate stated principal amount of notes that may be issued by the issuing entity. The Series 201[•]-[•] notes represent a contractual debt obligation of the issuing entity that will be in addition to the debt obligations of the issuing entity represented by any other series of notes. Holders of the Series 201[•]-[•] notes will not have the right to prior review of, or consent to, any subsequent issuance of notes. See “Risk Factors — Issuance of additional notes or master trust investor certificates may affect your voting rights and the timing and amount of payments to you” and “The Notes — Issuances of New Series, Classes and Tranches of Notes” in this prospectus.

[Some series of notes may be multiple tranche series, meaning that multiple tranches of notes may be issued within each class of notes. For such a multiple tranche series, describe the characteristics of the related tranches. Tranches of notes within a class of notes of a multiple tranche series may be issued on different dates and have different stated principal amounts, interest rates, interest payment dates, expected final payment dates, legal maturity dates and other varying characteristics. Whenever a class of notes is referred to in this prospectus, it also includes all tranches of that class, unless the context otherwise requires.]

For each Monthly Period, the Series 201[•]-[•] notes will be allocated a portion of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee. See “Deposit and Application of Funds — Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee” in this prospectus. Series 201[•]-[•] will be allocated its share of Finance Charge Collections, the Default Amount and the servicing fee based on the Floating Allocation Percentage, and will be allocated its share of Principal Collections based on the Principal Allocation Percentage. Finance Charge Collections allocated to Series 201[•]-[•], after giving effect to any reallocations of Finance Charge Collections among series included in Reallocation Group [A/B], along with certain other amounts, will be treated as Series Available Finance Charge Collections and applied in accordance with “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus. Principal Collections allocated to Series 201[•]-[•], after giving effect to any reallocations of such Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount, along with certain other amounts, will be treated as Series Available Principal Collections and applied in accordance with “Deposit and Application of Funds — Payments of Principal” in this prospectus. Any Default Amount allocated to Series 201[•]-[•] may reduce the Series Nominal Liquidation Amount as described in “Deposit and Application of Funds — Reductions in the Series Nominal Liquidation Amount due to Charge-Offs and Reallocated Principal Collections” in this prospectus.

The issuing entity will pay principal of and interest on the Series 201[•]-[•] notes solely from the portion of Series Available Principal Collections and Series Available Finance Charge Collections and from other amounts which are available to the Series 201[•]-[•] notes under the indenture, the transfer agreement, the servicing agreement and the Series 201[•]-[•] indenture supplement after giving effect to all allocations and reallocations, deposits and withdrawals of amounts in the issuer trust accounts, including any supplemental accounts, relating to the Series 201[•]-[•] notes[, and amounts received under any derivative agreements relating to the Series 201[•]-[•] notes]. If these sources are not sufficient to pay principal of and interest on the Series 201[•]-[•] notes, noteholders will have no recourse to any other assets of the issuing entity or recourse to any other person or entity.

The indenture allows the issuing entity to “reopen” or later increase the amount of an outstanding series, including Series 201[•]-[•] without notice by selling additional notes subject to the same terms as the original notes of the related outstanding series. Any additional Series 201[•]-[•] notes will be treated, for all purposes, like the Series 201[•]-[•] notes that we are offering by this prospectus, except that any new Series 201[•]-[•] notes may begin to bear interest on a different date. Additional Series 201[•]-[•] notes may be issued only if the conditions to issuance described in “The Notes — Issuances of New Series, Classes and Tranches of Notes” in this prospectus are satisfied.

The Series 201[•]-[•] notes are not deposits and neither the Series 201[•]-[•] notes nor any underlying receivables or collateral certificate are insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Nominal Liquidation Amount

Series 201[•]-[•] has a stated principal amount, an outstanding dollar principal amount, an Adjusted Outstanding Dollar Principal Amount and a Nominal Liquidation Amount. Each class of Series 201[•]-[•] notes has a stated principal amount and an outstanding dollar principal amount. Any additional Series 201[•]-[•] notes will increase these amounts.

Stated Principal Amount

The stated principal amount of Series 201[•]-[•] is $[•]. The stated principal amount of the Class A notes is $[•], of the Class B notes is $[•] and of the Class C notes is $[•].

Outstanding Dollar Principal Amount

For Series 201[•]-[•] and any class or tranche of Series 201[•]-[•] notes, the outstanding dollar principal amount is the initial dollar principal amount of the series, class or tranche, less any principal payments made to the noteholders of the series, class or tranche, plus dollar principal amount of any additional Series 201[•]-[•] notes issued.

[For a series, class or tranche of foreign currency notes, the outstanding dollar principal amount is the U.S. dollar equivalent of the initial principal amount of that series, class or tranche of notes, less dollar payments made to derivative counterparties or, in the event the derivative agreement is non-performing, less dollar payments converted to make payments to noteholders, each with respect to principal for that series, class or tranche.]

[For a series, class or tranche of discount notes, describe a formula for calculating the outstanding dollar principal amount. The outstanding dollar principal amount of a series, class or tranche of discount notes will increase over time as principal accretes on that series, class or tranche of notes.]

Adjusted Outstanding Dollar Principal Amount

The Adjusted Outstanding Dollar Principal Amount of the Series 201[•]-[•] notes is the outstanding dollar principal amount of the Series 201[•]-[•] notes, less any amounts on deposit in the principal funding account.

Nominal Liquidation Amount

The Series Nominal Liquidation Amount is a U.S. dollar amount based on the initial dollar principal amount of the Series 201[•]-[•] notes, but with some reductions and increases described below. [For a multiple tranche series, the Nominal Liquidation Amount of the series of notes is equal to the sum of the Nominal Liquidation Amounts of all classes or tranches of notes of that series.]

The Series Nominal Liquidation Amount may be reduced as follows:

•

If Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes are insufficient to cover the Series Default Amount, the Series Nominal Liquidation Amount will be reduced as described in “Deposit and Application of Funds — Reductions in the Series Nominal Liquidation Amount due to Charge-Offs and Reallocated Principal Collections” in this prospectus.

[For a multiple tranche series, while these reductions will be allocated initially pro rata to each tranche of notes based on its Nominal Liquidation Amount regardless of class, they will then be reallocated to the subordinated notes of that series in succession based on class designation. However, these reallocations will be made from tranches of senior notes to tranches of subordinated notes only to the extent that such tranches of senior notes have not used all of their required subordinated amount. For any tranche, the required subordinated amount will be specified in this prospectus. Reductions that cannot be reallocated to a tranche of more subordinate notes will reduce the Nominal Liquidation Amount of the tranche to which the reductions were initially allocated.]

•

Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount will reduce the Series Nominal Liquidation Amount by the amount of such Reallocated Principal Collections as described in “Deposit and Application of Funds — Reductions in the Series Nominal Liquidation Amount due to Charge-Offs and Reallocated Principal Collections” in this prospectus.

[For a multiple tranche series, these reductions will be allocated to each tranche of a class pro rata based on its Nominal Liquidation Amount.]

•	The Series Nominal Liquidation Amount will be reduced by the amount on deposit in the principal funding account.

•	The Series Nominal Liquidation Amount will be reduced by the amount of all payments of principal of the Series 201[•]-[•] notes.

The Series Nominal Liquidation Amount may be increased as follows:

•

The Series Nominal Liquidation Amount can be increased if Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes are available and applied to reimburse earlier reductions in the Series Nominal Liquidation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount, as such reimbursements are described in “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus. Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes that are used to cover the Series Default Amount or used to reimburse earlier reductions in the Series Nominal Liquidation Amount will be treated as Series Available Principal Collections.

•

The Series Nominal Liquidation Amount will increase by an amount equal to the principal amount of any issuance of additional Series 201[•]-[•] notes, or if amounts on deposit in the Principal Funding Account are deposited into the Principal Funding Account for another series or class of notes or paid to the issuing entity.

In most circumstances, the Series Nominal Liquidation Amount, together with any accumulated Series Available Principal Collections held in the principal funding account, will be equal to the outstanding dollar principal amount of the Series 201[•]-[•] notes. However, if reductions in the Series Nominal Liquidation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount are not reimbursed through the subsequent application of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, the stated principal amount of the Series 201[•]-[•] notes may not be paid in full. This will occur because the amount of dollars allocated to pay the Series 201[•]-[•] notes is less than the stated principal amount of the Series 201[•]-[•] notes.

If there is a sale of assets in the issuance trust following (i) an event of default and acceleration of the Series 201[•]-[•] notes or (ii) the Series Legal Maturity Date, the Series Nominal Liquidation Amount will be reduced to zero, even if the proceeds of that sale, amounts on deposit in the issuing entity accounts for Series 201[•]-[•] and any other amounts available to the Series 201[•]-[•] noteholders are not enough to pay all remaining amounts due on those Series 201[•]-[•] notes. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to the Series 201[•]-[•] notes. See “Deposit and Application of Funds — Sale of Assets” in this prospectus.

The Series Nominal Liquidation Amount may not be reduced below zero, and may not be increased above the Adjusted Outstanding Dollar Principal Amount.

The amount of reductions in the Series Nominal Liquidation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount will be limited as described in “Deposit and Application of Funds — Reductions in the Series Nominal Liquidation Amount due to Charge-Offs and Reallocated Principal Collections” in this prospectus.

Interest Payments

The Class A notes will accrue interest from and including the issuance date through but excluding [•] [•], 201[•], and for each following Interest Period, at a rate of [•]% per year [above LIBOR for the related LIBOR Determination Date with respect to each Interest Period].

The Class B notes will accrue interest from and including the issuance date through but excluding [•] [•], 201[•], and for each following Interest Period, at a rate of [•]% per year [above LIBOR for the related LIBOR Determination Date with respect to each Interest Period].

The Class C notes will accrue interest from and including the issuance date through but excluding [•] [•], 201[•], and for each following Interest Period, at a rate of [•]% per year [above LIBOR for the related LIBOR Determination Date with respect to each Interest Period].

[The indenture trustee will determine LIBOR for each Interest Period on the LIBOR Determination Date.]

[The Class A note interest rate, the Class B note interest rate and the Class C note interest rate applicable to the then current and immediately preceding Interest Periods may be obtained by telephoning the indenture trustee at its corporate trust office at (212) 815-6258.]

[Interest on the Class A notes, the Class B notes and the Class C notes will be calculated on the basis of the actual number of days in the related Interest Period and a 360-day year.]

Interest will be paid on each Payment Date, which will be [•] [•], 201[•] and the 15th day of each following month or, if the 15th day is not a Business Day, the following Business Day.

Interest payments on the Class A notes, the Class B notes and the Class C notes on any Payment Date will be calculated on the outstanding dollar principal amount of the Class A notes, the Class B notes and the Class C notes, as applicable, as of the preceding Record Date, except that interest for the first Payment Date will accrue at the applicable note interest rate on the initial dollar principal amount of the Class A notes, the Class B notes and the Class C notes, as applicable, from the issuance date.

Interest due on the Class A notes, the Class B notes and the Class C notes but not paid on any Payment Date will be payable on the following Payment Date, together with additional interest on that amount at the applicable note interest rate. Additional interest on any class of the Series 201[•]-[•] notes will accrue on the same basis as interest on such class of notes, and will accrue from the Payment Date on which the overdue interest became due, to but excluding the Payment Date on which the additional interest is paid.

Interest payments on the Class A notes and the Class B notes on any Payment Date will be paid from Series Available Finance Charge Collections for the related Monthly Period and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes and Reallocated Principal Collections, to the extent available, for the related Monthly Period. Interest payments on the Class C notes on any Payment Date will be paid from Series Available Finance Charge Collections for the related Monthly Period and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes for the related Monthly Period and funds on deposit in the Class C reserve account, if any, for the related Monthly Period.

If interest on Series 201[•]-[•] notes is not paid within 35 days after such interest is due and payable, an event of default will occur. See “The Indenture — Events of Default” in this prospectus.

[A series, class or tranche of discount notes will be issued at a price lower than the stated principal amount payable on the expected final payment date of that series, class or tranche of notes. Until the expected final payment date for a series, class or tranche of discount notes, accreted principal will be capitalized as part of the principal of that series, class or tranche of notes and reinvested in the assets of the issuance trust, so long as an early amortization event with respect to that series, class or tranche has not occurred. Specify the interest rate to be borne by such series, class or tranche of discount notes following an early amortization event or event of default or after its expected final payment date.]

Principal Payments

The issuing entity expects to pay the stated principal amount of the Series 201[•]-[•] notes in one payment on the [•] 201[•] Payment Date, which is the expected final payment date.

The Series 201[•]-[•] notes may be paid later than the expected final payment date if the payment rate deteriorates or insufficient Series Available Principal Collections are accumulated in the principal funding account. [Additionally, in the case of a tranche of subordinated notes of a multiple tranche series, principal of that tranche will be paid on its expected final payment date only to the extent that payment is permitted by the subordination provisions of the senior notes of that series.] The holders of the Class B notes will not begin to receive principal payments until the Class A notes have been paid in full. The holders of the Class C notes will not begin to receive principal payments until the Class A notes and the Class B notes have been paid in full. However, funds on deposit in the Class C reserve account will be available only for the Class C notes to cover certain shortfalls of principal on specified Payment Dates. See “Deposit and Application of Funds — Withdrawals from the Class C Reserve Account” in this prospectus.

It is not an event of default if the stated principal amount of the Series 201[•]-[•] notes is not paid on its expected final payment date. However, if the stated principal amount of the Series 201[•]-[•] notes is not paid in full on its expected final payment date, an early amortization event will occur. See “The Indenture — Early Amortization Events” in this prospectus.

If the stated principal amount of the Series 201[•]-[•] notes is not paid in full by its legal maturity date, an event of default will occur. See “The Indenture — Events of Default” in this prospectus.

Principal of the Series 201[•]-[•] notes may be paid earlier than its expected final payment date if the early amortization event or an optional or mandatory redemption occurs. See “The Indenture — Early Amortization Events” and “— Events of Default” in this prospectus.

Revolving Period

Until principal collections are needed to be accumulated to pay the Series 201[•]-[•] notes, principal collections allocable to the Series 201[•]-[•] notes will either be applied to other series of notes in Reallocation Group [A/B] which are accumulating principal or paid to RFC VIII, as the holder of the transferor interest. This period is commonly referred to as the revolving period. The revolving period begins on the issuance date and, unless an early amortization event or event of default and acceleration of the Series 201[•]-[•] notes occurs, ends at the commencement of the controlled accumulation period. See “— Controlled Accumulation Period” in this prospectus.

During the revolving period, no principal payments will be made to or for the benefit of the Series 201[•]-[•] noteholders. Instead, the Series Available Principal Collections will be treated as Shared Excess Available Principal Collections and used to pay principal to other series in Shared Excess Available Principal Collections Group [A/B] or paid to the holder of the transferor interest.

Controlled Accumulation Period

During the controlled accumulation period, principal will be deposited into the principal funding account. The controlled accumulation period is scheduled to begin at the close of business on the last day of the [•] 201[•] Monthly Period, but may be delayed as described in “— Postponement of Controlled Accumulation Period” in this prospectus and ends on the earlier to occur of:

•	the commencement of the early amortization period; and

•	the payment in full of the stated principal amount of, and any accrued, past due and additional interest on, the Series 201[•]-[•] notes.

If an early amortization event occurs with respect to Series 201[•]-[•] before the controlled accumulation period begins, there will be no controlled accumulation period and the early amortization period will begin.

On each Payment Date during the controlled accumulation period, the indenture trustee will deposit in the principal funding account an amount equal to the least of:

•	Series Available Principal Collections and Shared Excess Available Principal Collections, if any, allocated from other series of notes with respect to that Payment Date;

•	the applicable Controlled Deposit Amount; and

•	the Series Nominal Liquidation Amount (after taking into account any adjustments on that date).

Amounts on deposit in the principal funding account will be paid on the expected final payment date first, to Class A noteholders (in an amount not to exceed the stated principal amount of the Class A notes), second, to Class B noteholders (to the extent such funds exceed the stated principal amount of the Class A notes and in an amount up to the stated principal amount of the Class B notes) and third, to Class C noteholders (to the extent such funds exceed the sum of the stated principal amounts of the Class A notes and the Class B notes and in an amount up to the stated principal amount of the Class C notes), in each case on the expected final payment date, unless paid earlier due to the occurrence of an early amortization event.

During the controlled accumulation period, the portion of Series Available Principal Collections not deposited to the principal funding account for payment of principal of the Series 201[•]-[•] notes on a Payment Date generally will be treated as Shared Excess Available Principal Collections and made available for other series in Shared Excess Available Principal Collections Group [A/B].

We expect, but cannot assure you, that the amounts available in the principal funding account on the expected final payment date will be sufficient to pay in full the stated principal amounts of the Class A notes, the Class B notes and the Class C notes. If there are insufficient funds on deposit in the principal funding account on the expected final payment date, an early amortization event will occur and the early amortization period will begin.

Postponement of Controlled Accumulation Period

The controlled accumulation period currently is scheduled to begin at the close of business on the last day of the [•] 201[•] Monthly Period. However, the date on which the controlled accumulation period actually begins may be delayed if — after making a calculation prescribed by the Series 201[•]-[•] indenture supplement — the servicer determines, in effect, that enough Shared Excess Available Principal Collections are expected to be available for Series 201[•]-[•] from other series in Shared Excess Available Principal Collections Group [A/B] that will be in their revolving period during the controlled accumulation period for Series 201[•]-[•], and that such delay will not affect the payment in full of the Series 201[•]-[•] notes by the expected final payment date. The servicer’s calculation will take into account the then-current principal payment rate on the assets in the issuance trust and the stated principal amounts of other series in Shared Excess Available Principal Collections Group [A/B] that are entitled to share Principal Collections with Series 201[•]-[•]. In no case will the controlled accumulation period be reduced to less than one month.

Early Amortization Period

The early amortization period for the Series 201[•]-[•] notes will begin at the close of business on the Business Day immediately preceding the date on which an early amortization event with respect to Series 201[•]-[•] is deemed to have occurred, and ending upon the earliest to occur of:

•	the payment in full of the stated principal amount of, and any accrued, past due and additional interest on, all classes of the Series 201[•]-[•] notes;

•	the date on which a sale of assets in the issuance trust has taken place following (i) an event of default and acceleration of the Series 201[•]-[•] notes or (ii) the Series Legal Maturity Date; and

•	the seventh Business Day following the Series Legal Maturity Date,

in each case after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on such date.

If the Class A notes have not been paid in full, Series Available Principal Collections and Shared Excess Available Principal Collections, if any, allocated from other series of notes will be paid to the Class A noteholders on each Payment Date until the earliest of:

•	the payment in full of the stated principal amount of, and any accrued, past due and additional interest on, the Class A notes;

•	the date on which a sale of assets in the issuance trust has taken place following an event of default and acceleration of the Series 201[•]-[•] notes; and

•	the Series Legal Maturity Date.

After the Class A notes have been paid in full, and if the Series Legal Maturity Date has not occurred, Series Available Principal Collections and Shared Excess Available Principal Collections, if any, allocated from other series of notes will be paid to the Class B noteholders on each Payment Date until the earliest of:

•	the payment in full of the stated principal amount of, and any accrued, past due and additional interest on, the Class B notes;

•	the date on which a sale of assets in the issuance trust has taken place following an event of default and acceleration of the Series 201[•]-[•] notes; and

•	the Series Legal Maturity Date.

After the Class B notes have been paid in full, and if the Series Legal Maturity Date has not occurred, Series Available Principal Collections and Shared Excess Available Principal Collections, if any, allocated from other series of notes will be paid to the Class C noteholders on each Payment Date until the earliest of:

•	the payment in full of the stated principal amount of, and any accrued, past due and additional interest on, the Class C notes;

•	the date on which a sale of assets in the issuance trust has taken place following an event of default and acceleration of the Series 201[•]-[•] notes; and

•	the Series Legal Maturity Date.

If an early amortization event occurs during the controlled accumulation period, on the next Payment Date, any amount on deposit in the principal funding account will be paid to the Class A noteholders and, after the Class A notes have been paid in full, any remaining amount will be paid to the Class B noteholders and, after the Class B notes have been paid in full, any remaining amount will be paid to the Class C noteholders.

For a discussion of events that might lead to the commencement of the early amortization period, see “—Redemption and Early Amortization of the Notes— Mandatory Redemption” below and “The Indenture — Early Amortization Events” in this prospectus.

Redemption and Early Amortization of the Notes

Optional Redemption

The transferor, if the transferor is an affiliate of the servicer, may, at its option, redeem all outstanding series of notes before their respective expected final payment dates in whole but not in part at any time when the aggregate outstanding dollar principal amount of all outstanding series of notes is less than 10% of sum of the highest outstanding dollar principal amount of each such series at any time. This redemption option is referred to as a clean-up call. The transferor will not redeem subordinated notes if those notes are required to provide credit enhancement for classes of senior notes, and in no event will the transferor redeem the notes if 25% or more of the initial dollar principal amount of any series of notes is outstanding.

If the transferor redeems the notes, it will notify the registered holders of the notes at least 30 days prior to the redemption date. The redemption price of each series, class or tranche of note will equal 100% of the outstanding dollar principal amount of such series, class or tranche of notes, plus accrued, past due and additional interest on those notes to but excluding the date of redemption.

If the transferor is unable to pay the redemption price in full on the redemption date, monthly payments on the notes will thereafter be made until the earlier to occur until either the principal of and accrued interest on the notes are paid in full or the respective legal maturity dates occur, whichever is earlier. Any funds in the collection account allocable to the notes, the related principal funding account and, if applicable, any related Class C reserve account will be applied to make the principal and interest payments on the notes on the redemption date.

Mandatory Redemption

Each series, class or tranche of notes, including the Series 201[•]-[•] notes, will be subject to mandatory redemption on its expected final payment date, which is [•] months before its legal maturity date.

In addition, if an early amortization event occurs, the issuing entity will be required to repay the affected notes before the expected final payment date[; however, because Series 201[•]-[•] notes have the benefit of a derivative agreement, subject to certain exceptions, such repayment will not occur earlier than the expected final payment date]. Following an early amortization event, repayment of principal prior to the expected final payment date will be made only to the extent funds are available for repayment after giving effect to all allocations and reallocations[ and, in the case of subordinated notes of a multiple tranche series, only to the extent that payment is permitted by the subordination provisions of the senior notes of that series]. The issuing entity will give notice to holders of the affected series, class or tranche of notes of the occurrence of an early amortization event. See “The Indenture — Early Amortization Events” in this prospectus for a description of the early amortization events and their consequences to noteholders.

Credit Enhancement

Subordination of Interest and Principal

The Class C notes are subordinated to the Class A notes and the Class B notes. Interest payments generally will be made first on the Class A notes and then on the Class B notes before they are made on the Class C notes. Principal payments on the Class C notes generally will not begin until both the Class A notes and the Class B notes have been paid in full. If the Series Nominal Liquidation Amount is reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount, the principal of and interest on the Class C notes may not be paid in full. If there is a sale of assets in the issuance trust following (i) an event of default and acceleration of the Series 201[•]-[•] notes or (ii) the Series Legal Maturity Date, as described in “Deposit and Application of Funds — Sale of Assets” in this prospectus, the net proceeds of that sale which are available to pay principal of and interest on the Series 201[•]-[•] notes will be paid first to the Class A notes and the Class B notes before any remaining net proceeds will be available for payments due to the Class C notes.

The Class B notes are subordinated to the Class A notes. Interest payments will be made on the Class A notes before they are made on the Class B notes. Principal payments on the Class B notes will not begin until the Class A notes have been paid in full. If the Series Nominal Liquidation Amount is reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount, the principal of and interest on the Class B notes may not be paid in full. If there is a sale of assets in the issuance trust following (i) an event of default and acceleration of the Series 201[•]-[•] notes or (ii) the Series Legal Maturity Date, as described in “Deposit and Application of Funds — Sale of Assets” in this prospectus, the net proceeds of that sale which are available to pay principal of and interest on the Series 201[•]-[•] notes will be paid first to the Class A notes before any remaining net proceeds will be available for payments due to the Class B notes.

[Additional Credit Enhancement]

[Derivative Agreement]

[A derivative agreement may serve as an additional source of funds to pay [principal of or interest] on the [Class [•]]/[Series 201[•]-[•]] notes.]

[The entity providing credit enhancement pursuant to the [•] is [•]. [•] is a [state/country of incorporation] corporation and was incorporated in [•].]

[•] provides a wide range of business and banking services, including [description of services and general character].]

[The table(s) below set(s) forth certain financial information with respect to [•]: [Financial information contemplated by Item 1114(b)(2)(i) or (ii), as applicable, of Regulation AB.]

[Derivative Counterparty]

[The derivative counterparty under the derivative agreement is [•]. The derivative counterparty is a [state/country of incorporation] corporation and was incorporated in [•].

The derivative counterparty provides a wide range of business and banking services, including [description of services and general character].

The long-term credit rating assigned to the derivative counterparty by Fitch is currently “[•],” by Moody’s is currently “[•]” and by Standard & Poor’s is currently “[•].” The short-term credit rating assigned to the derivative counterparty by Fitch is currently “[•],” by Moody’s is currently “[•]” and by Standard & Poor’s is currently “[•].”

[Describe the operation and material terms of any derivative agreement, including limits on amount and timing of payments. Describe material provisions regarding the substitution of the derivative counterparty.]

Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the derivative agreement is [less than 10%].]

[The table(s) below set(s) forth certain financial information with respect to the derivative counterparty: [Financial information contemplated by Item 1115(b)(1) or (2), as applicable, of Regulation AB.]

Groups

A series of notes may be included in one or more groups of series that share Principal Collections and/or Finance Charge Collections. The Series 201[•]-[•] notes are included in the Reallocation Group [A/B], Shared Excess Available Finance Charge Collections Group [A/B] and Shared Excess Available Principal Collections Group [A/B].

Reallocation Group

If a series of notes is included in a Reallocation Group, Finance Charge Collections which would otherwise be allocated to each series based on the Floating Allocation Percentage of that series will instead be combined and will be available for specified required payments for all series in the same Reallocation Group. Any issuance of a new series in a Reallocation Group may reduce or increase the amount of Finance Charge Collections allocated to any other series of notes in that group. See “Deposit and Application of Funds — Reallocations Among Different Series Within Reallocation Group [A/B]” and “Risk Factors — Issuance of additional notes or master trust investor certificates may affect your voting rights and the timing and amount of payments to you” in this prospectus.

While any series of notes may be included in a Reallocation Group, there can be no assurance that any other series will be included in the same group.

Shared Excess Available Finance Charge Collections Group

If a series of notes is included in a Shared Excess Available Finance Charge Collections Group, Finance Charge Collections for any Monthly Period allocated to that series in excess of the amount needed to make all required deposits and payments for that series will be applied to cover shortfalls in amounts payable from Finance Charge Collections allocated to other series of notes in that Shared Excess Available Finance Charge Collections Group. If these shortfalls exceed the total amount of excess Finance Charge Collections available from all series in the same Shared Excess Available Finance Charge Collections Group, referred to as Shared Excess Available Finance Charge Collections, for any Monthly Period, Shared Excess Available Finance Charge Collections will be allocated pro rata among the applicable series of notes in that Shared Excess Available Finance Charge Collections Group based on the relative amounts of those shortfalls.

To the extent Shared Excess Available Finance Charge Collections exceed shortfalls, the balance will be paid to the holder of the transferor interest.

The sharing of Shared Excess Available Finance Charge Collections will be discontinued if the issuing entity delivers to the indenture trustee a certificate to the effect that the continued sharing of Shared Excess Available Finance Charge Collections would have adverse regulatory implications for any account owner or the transferor. Following the delivery by the issuing entity of any such certificate to the indenture trustee, there will be no further sharing of Shared Excess Available Finance Charge Collections.

While any series of notes may be included in Shared Excess Available Finance Charge Collections Group [A/B], there can be no assurance that:

•	any other series will be included in such group,

•	there will be any Shared Excess Available Finance Charge Collections for such group for any Monthly Period, or

•	the issuing entity will not at any time deliver the certificate discontinuing sharing described above.

While the issuing entity does not believe that, based on the applicable rules and regulations as currently in effect, the sharing of Shared Excess Available Finance Charge Collections will have an adverse regulatory implication for any account owner or the transferor, there can be no assurance that this will continue to be true in the future.

Shared Excess Available Principal Collections Group

If a series of notes is in a Shared Excess Available Principal Collections Group, Principal Collections for any Monthly Period allocated to that series in excess of the amount needed to make all required deposits and payments for that series will be applied to cover shortfalls in principal deposits or payments payable from Principal Collections allocated to other series of notes in that Shared Excess Available Principal Collections Group. If these shortfalls exceed the total amount of excess Principal Collections available from all series in the same Shared Excess Available Principal Collections Group, referred to as Shared Excess Available Principal Collections, for any Monthly Period, Shared Excess Available Principal Collections will be allocated pro rata among the applicable series of notes in that Shared Excess Available Principal Collections Group based on the relative amounts of those shortfalls.

To the extent that Shared Excess Available Principal Collections exceed principal shortfalls, the balance will be paid to the holder of the transferor interest, provided that:

•

such Shared Excess Available Principal Collections will be distributed to the holder of the transferor interest only to the extent that the Transferor Amount is equal to or greater than the Required Transferor Amount and the Pool Balance is equal to or greater than the Required Pool Balance; and

•

in certain circumstances described under “Sources of Funds to Pay the Notes — Allocations of Amounts to the Excess Funding Account and Allocations of Amounts on Deposit in the Excess Funding Account,” such Shared Excess Available Principal Collections will be deposited into the excess funding account.

While any series of notes may be included in Shared Excess Available Principal Collections Group [A/B], there can be no assurance that any other series will be included in such group or that there will be any Shared Excess Available Principal Collections for such group for any Monthly Period.

If Principal Collections allocated to a series are shared with another series, the Nominal Liquidation Amount for the series from which Principal Collections were shared will not be reduced.

Issuances of New Series, Classes and Tranches of Notes

The issuing entity may issue a new series, class or tranche of notes or issue additional notes of an existing series, class or tranche only if the conditions of issuance are met (or waived as described below). These conditions include:

•

on or prior to the fifth Business Day before the new issuance is to occur, the issuing entity gives the indenture trustee and each rating agency that has rated any outstanding series, class or tranche of notes notice of the new issuance;

•

on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee and each rating agency that has rated any outstanding series, class or tranche of notes a certificate to the effect that:

•	the issuing entity reasonably believes that the new issuance will not have an Adverse Effect on any outstanding notes;

•

all instruments furnished to the indenture trustee conform to the requirements of the indenture and constitute sufficient authority under the indenture for the indenture trustee to authenticate and deliver the new notes;

•	the form and terms of the new notes have been established in conformity with the provisions of the indenture; and

•	the issuing entity shall have satisfied such other matters as the indenture trustee may reasonably request;

•

on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee and each rating agency that has rated any outstanding series, class or tranche of notes an officer’s certificate of an authorized officer of the issuing entity to the effect that all laws and requirements with respect to the execution and delivery by the issuing entity of the new notes have been complied with, the issuing entity has the trust power and authority to issue the new notes, and the new notes have been duly authorized and delivered by the issuing entity, and, assuming due authentication and delivery by the indenture trustee, constitute legal, valid and binding obligations of the issuing entity enforceable in accordance with their terms, subject to certain limitations and conditions, and are entitled to the benefits of the indenture equally and ratably with all other notes outstanding, if any, subject to the terms of the indenture and each related indenture supplement;

•

on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee and each rating agency that has rated any outstanding series, class or tranche of notes an Issuer Tax Opinion and, to the extent a collateral certificate is included in the issuance trust, a master trust tax opinion relating to the related master trust (or other securitization special purpose entity) with respect to such issuance;

•	on or prior to the date that the new issuance is to occur, the Rating Agency Condition is satisfied with respect to such issuance;

•

as of the date that the new issuance is to occur, (i) the Pool Balance as of the last day of the immediately preceding Monthly Period is equal to or greater than the Required Pool Balance as of the last day of such Monthly Period and (ii) the Transferor Amount as of the last day of the immediately preceding Monthly Period is equal to or greater than the Required Transferor Amount as of the last day of such Monthly Period;

•

in the case of bearer notes described in section 163(f)(2)(A) of the Internal Revenue Code, if such notes are not in registered form (including by reason of a book entry system described in section 163(f)(3)), the notes will be as described in section 4701(b)(1)(B) of the Internal Revenue Code and that section will apply to the notes;

•

on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee an indenture supplement relating to the applicable series, class or tranche of notes and, if applicable, a terms document relating to the applicable class or tranche of notes;

•	in the case of foreign currency notes, the issuing entity appoints one or more paying agents in the appropriate countries; and

•	the provisions governing required subordinated amounts, if any, are satisfied.

If the Rating Agency Condition has been satisfied, then any or all of the conditions described above may be waived or modified (other than the delivery of certain tax opinions, as described in the fourth bullet point above). In addition, the issuing entity may issue rated notes subject to waived, modified or additional conditions agreed to between the issuing entity and each rating agency rating such notes.

The issuing entity and the indenture trustee are not required to provide prior notice to, permit any prior review by or obtain the consent of any noteholder of, any outstanding series, class or tranche to issue any additional series, classes or tranches of notes or any additional notes of any outstanding series, class or tranche of notes. You can review a summary of each series previously issued and currently outstanding under the caption “Annex II: Other Series” included at the end of this prospectus.

The issuing entity may from time to time, without notice to or the consent of, the registered holders of a series, class or tranche of notes, create and issue additional notes equal in rank to the series, class or tranche of notes previously issued in all respects — or in all respects except for the payment of interest accruing prior to the issuance date of the further series, class or tranche of notes or the first payment of interest following the issuance date of the further series, class or tranche of notes. These further series, classes or tranches of notes may be consolidated and form a single series, class or tranche with the previously issued notes and will have the same terms as to status, redemption or otherwise as the previously issued series, class or tranche of notes. In addition, the transferor may retain notes of a series, class or tranche upon initial issuance or upon a reopening of a series, class or tranche of notes and may sell them on a subsequent date.

There are no restrictions on the timing or amount of any issuance of additional notes of an outstanding series, class or tranche of notes, so long as the conditions described above are met or waived. As of the date of any issuance of additional notes of an outstanding series, class or tranche of notes, the stated principal amount, outstanding dollar principal amount and Nominal Liquidation Amount of that class or tranche will be increased to reflect the principal amount of the additional notes. If the additional notes are part of a series, class or tranche of notes that has the benefit of a [derivative agreement], the issuing entity will enter into a derivative agreement for the benefit of the additional notes. Furthermore, the targeted deposits, if any, to any issuing entity account will be increased proportionately to reflect the principal amount of the additional notes.

When issued, the additional notes of a series, class or tranche will be identical in all respects to the other outstanding notes of that series, class or tranche equally and ratably entitled to the benefits of the indenture and the related indenture supplement as applicable to the previously issued notes of such series, class or tranche without preference, priority or distinction.

Payments on Notes; Paying Agent

The notes offered by this prospectus will be delivered in book-entry form and payments of principal of and interest on the notes will be made in U.S. dollars as described under “— Book-Entry Notes” in this prospectus unless the stated principal amount of the notes is denominated in a foreign currency.

The issuing entity, the indenture trustee and any agent of the issuing entity or the indenture trustee will treat the registered holder of any note as the absolute owner of that note, whether or not the note is overdue and notwithstanding any notice to the contrary, for the purpose of making payment and for all other purposes.

The issuing entity will make payments on a note to (i) the registered holder of the note at the close of business on the record date established for the related payment date and (ii) the bearer of a note in bearer form upon presentation of that bearer note on the related payment date.

The issuing entity has designated the corporate trust office of The Bank of New York Mellon in New York City as its paying agent for the notes of each series. The issuing entity will identify any other entities appointed to serve as paying agents on a series, class or tranche of notes in the prospectus. The issuing entity may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, the issuer will be required to maintain an office, agency or paying agent in each place of payment for a series, class or tranche of notes.

After notice by publication, all funds paid to a paying agent for the payment of the principal of or interest on any note of any series which remains unclaimed at the end of two years after the principal or interest becomes due and payable will be paid to the issuing entity. After funds are paid to the issuer, the holder of that note may look only to the issuing entity for payment of that principal or interest.

Denominations

The notes offered by this prospectus will be issued in denominations of $[100,000] and multiples of $[1,000] in excess of that amount.

Record Date

The record date for payment of the notes will be the last day of the calendar month immediately preceding the related payment date.

Governing Law

The laws of the State of New York will govern the notes and the indenture.

Form, Exchange and Registration and Transfer of Notes

The notes offered by this prospectus will be issued in registered form. The notes will be represented by one or more global notes registered in the name of The Depository Trust Company, as depository, or its nominee. We refer to each beneficial interest in a global note as a book-entry note. For a description of the special provisions that apply to book-entry notes, see “— Book-Entry Notes” in this prospectus.

A holder of notes may exchange those notes for other notes of the same class or tranche of any authorized denominations and of the same aggregate stated principal amount, expected final payment date and legal maturity date, and of like terms.

Any holder of a note may present that note for registration of transfer, with the form of transfer properly executed, at the office of the note registrar or at the office of any transfer agent that the issuing entity designates. Unless otherwise provided in the note to be transferred or exchanged, holders of notes will not be charged any service charge for the exchange or transfer of their notes. Holders of notes that are to be transferred or exchanged will be liable for the payment of any taxes or other governmental charges described in the indenture (and any supplement thereto) before the transfer or exchange will be completed. The note registrar or transfer agent, as the case may be, will effect a transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

The issuing entity has appointed The Bank of New York Mellon as the note registrar and transfer agent for the notes. The issuing entity also may at any time designate additional transfer agents for any series, class or tranche of notes. The issuing entity may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. However, the issuing entity will be required to maintain a transfer agent in each place of payment for a series, class or tranche of notes.

Book-Entry Notes

The notes offered by this prospectus will be delivered in book-entry form. This means that, except under the limited circumstances described below under “— Definitive Notes,” purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive paper form. Instead, upon issuance, all of the notes of a class will be represented by one or more fully registered permanent global notes, without interest coupons.

Each global note will be held by a securities depository named The Depository Trust Company and will be registered in the name of its nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC or its nominee will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of notes for purposes of the indenture.

The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held, is used because it eliminates the need for physical movement of securities. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability to own or transfer book-entry notes.

Purchasers of notes in the United States may hold interests in the global notes through DTC, either directly, if they are participants in that system — such as a bank, brokerage house or other institution that maintains securities accounts for customers with DTC or its nominee — or otherwise indirectly through a participant in DTC. Purchasers of notes in Europe may hold interests in the global notes through Clearstream, Luxembourg, or through Euroclear Bank S.A./N.V., as operator of the Euroclear system.

Because DTC will be the only registered owner of the global notes, Clearstream, Luxembourg and Euroclear will hold positions through their respective U.S. depositories, which in turn will hold positions on the books of DTC.

As long as the notes are in book-entry form, they will be evidenced solely by entries on the books of DTC, its participants and any indirect participants. DTC will maintain records showing:

•	the ownership interests of its participants, including the U.S. depositories; and

•	all transfers of ownership interests between its participants.

The participants and indirect participants, in turn, will maintain records showing:

•	the ownership interests of their customers, including indirect participants, that hold the notes through those participants; and

•	all transfers between these persons.

Thus, each beneficial owner of a book-entry note will hold its note indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

The issuing entity, the indenture trustee and their agents will not be liable for the accuracy of, and are not responsible for maintaining, supervising or reviewing DTC’s records or any participant’s records relating to book-entry notes. The issuing entity, the indenture trustee and their agents also will not be responsible or liable for payments made on account of the book-entry notes.

Until Definitive Notes are issued to the beneficial owners as described below under “— Definitive Notes,” all references to “holders” of notes means DTC. The issuing entity, the indenture trustee and any paying agent, transfer agent or securities registrar may treat DTC as the absolute owner of the notes for all purposes.

Beneficial owners of book-entry notes should realize that the issuing entity will make all distributions of principal of and interest on their notes to DTC and will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and the participants are generally required to receive and transmit all distributions, notices and directions from the indenture trustee to the beneficial owners through the chain of intermediaries.

Similarly, the indenture trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture (and any supplement thereto), each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream, Luxembourg or Euroclear. If the beneficial owner is not a participant in that system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised the issuer that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions it takes at the direction of other participants and beneficial owners.

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

Beneficial owners of book-entry notes should also realize that book-entry notes may be more difficult to pledge because of the lack of a physical note. A beneficial owner may also experience delays in receiving distributions on his or her notes since distributions will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner’s account.

The Depository Trust Company

DTC is a limited-purpose trust company organized under the New York Banking Law and is a “banking institution” within the meaning of the New York Banking Law. DTC is also a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities deposited by its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thus eliminating the need for physical movement of securities. DTC is indirectly owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Clearstream, Luxembourg

Clearstream, Luxembourg is registered as a bank in Luxembourg and is regulated by the Banque Centrale du Luxembourg, the Luxembourg Central Bank, which supervises Luxembourg banks. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts. Clearstream, Luxembourg provides various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg also deals with domestic securities markets in over 30 countries through established depository and custodial relationships. Clearstream, Luxembourg has established an electronic bridge with Euroclear in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear. Clearstream, Luxembourg currently accepts over 110,000 securities issues on its books.

Clearstream, Luxembourg’s customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream, Luxembourg’s U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream, Luxembourg has approximately 2,000 customers located in over 80 countries, including all major European countries, Canada, and the United States. Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an accountholder of Clearstream, Luxembourg.

Euroclear System

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. This system eliminates the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear operator is Euroclear Bank S.A./N.V. The Euroclear operator conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. The Euroclear operator establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

This information about DTC, Clearstream, Luxembourg and Euroclear has been provided by each of them for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Distributions on Book-Entry Notes

The issuing entity will make distributions of principal of and interest on book-entry notes to DTC. These payments will be made in immediately available funds by the issuing agent’s paying agent, The Bank of New York Mellon, at the office of the paying agent in New York City that the issuer designates for that purpose.

In the case of principal payments, the global notes must be presented to the paying agent in time for the paying agent to make those payments in immediately available funds in accordance with its normal payment procedures.

Upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts with payments in amounts proportionate to the participants’ respective beneficial interests in the stated principal amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

Distributions on book-entry notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures, to the extent received by its U.S. depository.

Distributions on book-entry notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by its U.S. depository.

In the event Definitive Notes are issued, distributions of principal of and interest on Definitive Notes will be made directly to the holders of the Definitive Notes in whose names the Definitive Notes were registered at the close of business on the related record date.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositories. However, cross-market transactions of this type will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits to notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the Business Day following a DTC settlement date. The credits to or any transactions in the notes settled during processing will be reported to the relevant Euroclear or Clearstream, Luxembourg participants on that Business Day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the Business Day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to these procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Definitive Notes

Beneficial owners of book-entry notes may exchange those notes for physical form or Definitive Notes registered in their name only if:

•	DTC is unwilling or unable to continue as depository for the global notes or ceases to be a registered “clearing agency” and the issuing entity is unable to find a qualified replacement for DTC;

•	the issuing entity, in its sole discretion, elects to terminate its participation in the book-entry system through DTC; or

•

any event of default has occurred with respect to those book-entry notes and beneficial owners evidencing more than 50% of the unpaid outstanding dollar principal amount of the notes of the related series, class or tranche advise the indenture trustee and DTC that the continuation of a book-entry system is no longer in the best interests of those beneficial owners.

If any of these three events occurs, DTC is required to notify the beneficial owners through the chain of intermediaries that the Definitive Notes are available. The appropriate global note will then be exchangeable in whole for Definitive Notes in registered form of like tenor and of an equal aggregate stated principal amount, in specified denominations. Definitive Notes will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the Definitive Notes will be recognized as the “holders” of the notes under the indenture (and any supplement thereto).

Replacement of Notes

The issuing entity will replace at the expense of the holder any mutilated note upon surrender of that note to the indenture trustee. The issuing entity will replace at the expense of the holder any notes that are destroyed, lost or stolen upon delivery to the indenture trustee of evidence of the destruction, loss or theft of those notes satisfactory to the issuing entity and the indenture trustee. In the case of a destroyed, lost or stolen note, the issuing entity and the indenture trustee may require the holder of the note to provide an indemnity satisfactory to the indenture trustee and the issuing entity before a replacement note will be issued, and the issuing entity may require the payment of a sum sufficient to cover any tax or other governmental charge, and any other expenses (including the fees and expenses of the indenture trustee) in connection with the issuance of a replacement note.

Deposit and Application of Funds

The Series 201[•]-[•] indenture supplement specifies how Series Available Finance Charge Collections, Series Available Principal Collections and other amounts allocated to the Series 201[•]-[•] notes will be deposited into the issuing entity accounts established for the Series 201[•]-[•] notes to provide for the payment of interest on and principal of Series 201[•]-[•] notes as payments become due. The following sections summarize those provisions.

Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee

Pursuant to the indenture, with respect to each Monthly Period, the indenture trustee, at the direction of the servicer, will allocate among Series 201[•]-[•] and all other series of notes outstanding Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee, each with respect to such Monthly Period as described below. The servicer’s compliance with its obligations under the servicing agreement will be independently verified as described under “Sources of Funds to Pay the Notes — Evidence as to Compliance” in this prospectus.

With respect to each Monthly Period, the indenture trustee will, at the direction of the servicer (without independent verification of its authority), allocate to the Series 201[•]-[•] notes the product of:

•	the Series Floating Allocation Percentage, and

•	the amount of Finance Charge Collections.

The finance charge collections allocated to Series 201[•]-[•] described above are referred to in this prospectus as “Series Finance Charge Collections.”

In addition, with respect to each Monthly Period, the indenture trustee will, at the direction of the servicer, allocate to the Series 201[•]-[•] notes:

•	the product of the Series Principal Allocation Percentage and the amount of Principal Collections with respect to such Monthly Period,

•	the product of the Series Floating Allocation Percentage and the Default Amount with respect to such Monthly Period, and

•	the product of the Series Floating Allocation Percentage and the Servicing Fee with respect to such Monthly Period.

The Principal Collections, Default Amount and Servicing Fee allocated to Series 201[•]-[•] described above are referred to in this prospectus as “Series Principal Collections,” the “Series Default Amount” and the “Series Servicing Fee,” respectively.

For a detailed description of the percentage used by the indenture trustee in allocating Finance Charge Collections, the Default Amount and the Servicing Fee to the Series 201[•]-[•] notes, see the definition of “Series Floating Allocation Percentage” in the “Glossary of Defined Terms” in this prospectus. For a detailed description of the percentage used by the indenture trustee in allocating Principal Collections to the Series 201[•]-[•] notes, see the definition of “Series Principal Allocation Percentage” in the “Glossary of Defined Terms” in this prospectus.

[In the case of a series of notes having more than one class or tranche, Principal Collections, Finance Charge Collections, the Default Amount and the servicing fee allocated to that series of notes may be further allocated and applied to each class or tranche of notes in the manner and order of priority described in the prospectus.]

[Additional amounts may be allocated to a series, class or tranche of notes if the noteholders of that series, class or tranche have the benefit of a derivative agreement. The specific terms of a derivative agreement, including how any payments made pursuant to such agreement will be applied, will be included in the prospectus for any series, class or tranche of notes that has the benefit of the derivative agreement.]

Upon a sale of assets in the issuance trust following (i) an event of default and acceleration of a series, class or tranche of notes or (ii) the legal maturity date of a series, class or tranche of notes, as described in “— Sale of Assets” in this prospectus, the Nominal Liquidation Amount of that series, class or tranche of notes will be reduced to zero. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to that series, class or tranche of notes.

The servicer will allocate to the holder of the transferor interest, the Transferor Percentage of Finance Charge Collections, Principal Collections, the Default Amount and the servicing fee. However, if the Transferor Amount is, or as a result of the allocation would become, less than the Required Transferor Amount or the Pool Balance is, or as a result of the allocation would become, less than the Required Pool Balance, Principal Collections will be deposited into the excess funding account before being allocated to the holder of the transferor interest. Finance Charge Collections allocated to the holder of the transferor interest may be applied to cover certain shortfalls in the amount of investment earnings (net of losses and investment expenses) on investments of funds in certain bank accounts, such as the principal funding account, for the benefit of noteholders to the extent specified in the prospectus

Reallocations Among Different Series Within Reallocation Group [A/B]

Following the allocation of Finance Charge Collections to the Series 201[•]-[•] notes as described in “— Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee,” Series Finance Charge Collections with respect to each Monthly Period will be combined with Finance Charge Collections allocated to each other series in Reallocation Group [A/B] with respect to such Monthly Period, collectively referred to as Reallocation Group [A/B] Finance Charge Collections.

Reallocation Group [A/B] is a group of series of notes which share Reallocation Group [A/B] Finance Charge Collections pro rata, based on the relative size of the required payments to each series in Reallocation Group [A/B] as compared to the total required payments of all series in Reallocation Group [A/B]. For each Monthly Period, the servicer will calculate the Reallocation Group [A/B] Finance Charge Collections and, on the following Payment Date, will allocate such amount among all series in Reallocation Group [A/B] in the following priority:

(i)    Reallocation Group [A/B] Interest;

(ii)   Reallocation Group [A/B] Default Amount;

(iii)  Reallocation Group [A/B] Fees;

(iv)  Reallocation Group [A/B] Additional Amounts; and

(v)   the balance pro rata among each series in Reallocation Group [A/B] based on the Nominal Liquidation Amount of each such series.

In the case of clauses (i), (ii), (iii) and (iv) above, if the amount of Reallocation Group [A/B] Finance Charge Collections is not sufficient to cover each such amount in full, the amount available will be allocated among the series in Reallocation Group [A/B] pro rata based on the claim that each series has under the applicable clause. This means, for example, that if the amount of Reallocation Group [A/B] Finance Charge Collections is not sufficient to cover Reallocation Group [A/B] Interest, each series in Reallocation Group [A/B], including Series 201[•]-[•], will share such amount pro rata based on the amount of that series’ required interest payment and any other series in Reallocation Group [A/B] with a claim in respect of interest, including overdue and additional interest, if applicable, which is larger than the claim for such amounts for any other series in Reallocation Group [A/B] (for example, due to a higher note interest rate) will receive a proportionately larger allocation. While any series of notes may be included in Reallocation Group [A/B], there can be no assurance that any other series will be included in Reallocation Group [A/B]. Any issuance of a new series in Reallocation Group [A/B] may reduce or increase the amount of Reallocation Group [A/B] Finance Charge Collections allocated to Series 201[•]-[•]. See “Risk Factors — Issuance of additional notes or master trust investor certificates may affect your voting rights and the timing and amount of payments to you” in this prospectus.

Payments of Interest, Fees and Other Items

On each Payment Date, Reallocation Group [A/B] Finance Charge Collections allocated to the Series 201[•]-[•] notes as described in “— Reallocations Among Different Series Within Reallocation Group [A/B],” along with certain other amounts described in the definition of “Series Available Finance Charge Collections” in the “Glossary of Defined Terms” will be applied by the indenture trustee in the following order and priority:

•

first, an amount equal to the Class A Monthly Interest plus Class A Additional Interest due for the related Payment Date and past due for any prior Payment Dates, will be paid to the Class A noteholders on that Payment Date;

•

second, an amount equal to the Class B Monthly Interest plus Class B Additional Interest due for the related Payment Date and past due for any prior Payment Dates, will be paid to the Class B noteholders on that Payment Date;

•

third, an amount equal to the Class C Monthly Interest plus Class C Additional Interest due for the related Payment Date and past due for any prior Payment Dates, will be paid to the Class C noteholders on that Payment Date;

•	fourth, an amount equal to the Series Servicing Fee due for the related Payment Date and past due for any prior Payment Date, will be paid to the servicer;

•	fifth, an amount equal to the Series Default Amount for such Payment Date will be treated as Series Available Principal Collections;

•

sixth, an amount equal to the unreimbursed reductions in the Series Nominal Liquidation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount will be treated as Series Available Principal Collections;

•	seventh, to make targeted deposits, if any, to the accumulation reserve account;

•	eighth, to make targeted deposits, if any, to the Class C reserve account;

•

ninth, following an event of default and acceleration of the Series 201[•]-[•] notes, the balance, if any, up to the outstanding dollar principal amount of the Series 201[•]-[•] notes less the amount of Series Available Principal Collections allocated to Series 201[•]-[•] on that Payment Date will be treated as Series Available Principal Collections; and

•

tenth, all remaining amounts will be treated as Shared Excess Available Finance Charge Collections and will be available to cover any shortfalls in Finance Charge Collections allocated to other series in Shared Excess Available Finance Charge Collections Group [A/B] and, after payment of these shortfalls, the remaining amount will be paid to the holder of the transferor interest.

If Series Available Finance Charge Collections are not sufficient to make all required payments and applications as described above, Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes will be available to make such required payments. Shared Excess Available Finance Charge Collections allocated to the Series 201[•]-[•] notes will be allocated in the same manner and priority as Series Available Finance Charge Collections described above. While any series of notes may be included in Shared Excess Available Finance Charge Collections Group [A/B], there can be no assurance that any other series will be included in Shared Excess Available Finance Charge Collections Group [A/B] or that there will be any Shared Excess Available Finance Charge Collections. See “— Shared Excess Available Finance Charge Collections” and “The Notes — Groups — Shared Excess Available Finance Charge Collections Group” in this prospectus.

Reductions in the Series Nominal Liquidation Amount due to Charge-Offs and Reallocated Principal Collections

The Series Default Amount represents Series 201[•]-[•]’s share of losses from the Trust Portfolio. On the Business Day prior to each Payment Date, the servicer will calculate the Series Default Amount, if any, for the prior Monthly Period. If the Series Default Amount exceeds the amount of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes for such Monthly Period and available to fund this amount, then the Series Nominal Liquidation Amount will be reduced by the excess. This excess is referred to as a “charge-off.”

On each Payment Date, if the sum of Class A Monthly Interest, Class A Additional Interest, Class B Monthly Interest, Class B Additional Interest, the Series Servicing Fee, past due amounts thereon and the Series Default Amount cannot be paid from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, as described in “— Payments of Interest, Fees and Other Items” in this prospectus, then Reallocated Principal Collections will be used to pay these amounts and the Series Nominal Liquidation Amount will be reduced accordingly. However, with respect to Class A Monthly Interest, Class A Additional Interest, the Series Servicing Fee, including past due amounts thereon, and the Series Default Amount, the amount of these Reallocated Principal Collections cannot exceed [10.0]% of the initial Series Nominal Liquidation Amount, minus any reductions due to previous charge-offs resulting from any uncovered

Series Default Amount and due to Reallocated Principal Collections previously used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee and past due amounts thereon, in each case that have not been reimbursed. With respect to Class B Monthly Interest, Class B Additional Interest and past due amounts thereon, the amount of these Reallocated Principal Collections cannot exceed [6.0]% of the initial Series Nominal Liquidation Amount, minus any reductions due to charge-offs resulting from any uncovered Series Default Amount and due to Reallocated Principal Collections previously used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount, in each case that have not been reimbursed.

In no event will the Series Nominal Liquidation Amount be reduced below zero. Reductions in the Series Nominal Liquidation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount may be reimbursed from subsequent Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes and available to fund this amount. A reduction in the Series Nominal Liquidation Amount will reduce the allocation of Finance Charge Collections and Principal Collections to Series 201[•]-[•]. If the Series Nominal Liquidation Amount is reduced to zero, Series 201[•]-[•] will not receive any further allocations of Finance Charge Collections and Principal Collections.

Payments of Principal

On each Payment Date with respect to the revolving period, all Series Available Principal Collections will be treated as Shared Excess Available Principal Collections and applied as described in “—Shared Excess Available Principal Collections” in this prospectus.

On each Payment Date with respect to the controlled accumulation period and the early amortization period, all Series Available Principal Collections will be distributed or deposited in the following priority:

•	during the controlled accumulation period, an amount equal to the Monthly Principal will be deposited in the principal funding account in an amount not to exceed the Controlled Deposit Amount;

•

during the early amortization period, an amount equal to the Monthly Principal will be paid first, to the Class A noteholders until the Class A notes have been paid in full, second, to the Class B noteholders until the Class B notes have been paid in full and third, to the Class C noteholders until the Class C notes have been paid in full; and

•

on each Payment Date during the controlled accumulation period and the early amortization period, the balance of Series Available Principal Collections not applied as described above will be treated as Shared Excess Available Principal Collections and applied as described in “— Shared Excess Available Principal Collections” in this prospectus.

On the earlier to occur of (i) the first Payment Date with respect to the early amortization period and (ii) the expected final payment date, the indenture trustee will withdraw from the principal funding account and distribute first, to the Class A noteholders until the Class A notes have been paid in full, second, to the Class B noteholders until the Class B notes have been paid in full, and third, to the Class C noteholders until the Class C notes have been paid in full, the amounts deposited into the principal funding account.

Limit on Allocations of Series Available Principal Collections and Series Available Finance Charge Collections

The Series 201[•]-[•] notes will be allocated Series Principal Collections and Series Finance Charge Collections solely to the extent of the Series Nominal Liquidation Amount. Therefore, if the Series Nominal Liquidation Amount has been reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default

Amount, the Series 201[•]-[•] notes will not be allocated Principal Collections or Finance Charge Collections to the extent of such reductions. However, any funds in the principal funding account, any funds in the accumulation reserve account and, in the case of the Class C notes, any funds in the Class C reserve account, will still be available to pay principal of and interest on the Series 201[•]-[•] notes. If the Series Nominal Liquidation Amount has been reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount, it is possible for the Series Nominal Liquidation Amount to be increased by subsequent allocations of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes that are allocated to fund this amount. However, there are no assurances that there will be any Series Available Finance Charge Collections or Shared Excess Available Finance Charge Collections available to increase the Series Nominal Liquidation Amount.

Sale of Assets

Assets in the issuance trust may be sold following (i) an event of default and acceleration of the Series 201[•]-[•] notes and (ii) the Series Legal Maturity Date. See “The Indenture — Events of Default” in this prospectus.

If an event of default occurs and the Series 201[•]-[•] notes are accelerated before the Series Legal Maturity Date, the issuing entity may sell assets if the conditions described in “The Indenture — Events of Default” and “— Events of Default Remedies” in this prospectus are satisfied [and, with respect to subordinated notes of a multiple tranche series, only to the extent that payment is permitted by the subordination provisions of the senior notes of that series.] This sale will take place at the option of the indenture trustee or at the direction of the holders of more than 66 2⁄3% of the aggregate outstanding dollar principal amount of the Series 201[•]-[•] notes. However, a sale will only be permitted if at least one of the following conditions is met:

•	the holders of 90% of the aggregate outstanding dollar principal amount of the Series 201[•]-[•] notes consent;

•	the net proceeds of such sale, plus amounts on deposit in the issuing entity accounts would be sufficient to pay all amounts due on the Series 201[•]-[•] notes; or

•

if the indenture trustee determines that the funds to be allocated to the Series 201[•]-[•] notes, including (i) Series Available Finance Charge Collections and Series Available Principal Collections and (ii) amounts on deposit in the issuing entity accounts may not be sufficient on an ongoing basis to make all payments on the Series 201[•]-[•] notes as such payments would have become due if such obligations had not been declared due and payable, and 66 2⁄3% of the noteholders of the Series 201[•]-[•] notes consent to the sale.

[Any sale of assets in the issuance trust for a tranche of subordinated notes of a multiple tranche series may be delayed for that tranche but not beyond the legal maturity date of that tranche if repayment would result in insufficient enhancement being available for the senior notes of that series until (i) the senior notes are prefunded sufficiently, (ii) enough senior notes are repaid, or (iii) new subordinated notes have been issued and, as a result, the tranche of subordinated notes is no longer needed to provide the required subordination for the senior notes of that series. In a multiple tranche series, if a tranche of senior notes directs a sale of assets in the issuance trust, then after the sale, that tranche will no longer be entitled to subordination from subordinated notes of that series.]

If the Series Nominal Liquidation Amount is greater than zero on the Series Legal Maturity Date, after giving effect to any allocations, deposits and payments to be made on such date, the sale of assets in the issuance trust will take place no later than seven Business Days following the Series Legal Maturity Date. [In a multiple tranche series, this sale of assets will take place regardless of the subordination requirements of any senior notes of that series. Proceeds from the sale, amounts on deposit in the issuing entity accounts for that series, class or tranche and any other amounts available to such noteholders will be immediately paid to the noteholders of that series, class or tranche.]

The principal amount of assets designated for sale will be an amount not to exceed the sum of (i) the Series Nominal Liquidation Amount and (ii) the product of the Series Nominal Liquidation Amount and the Discount Option Percentage. Proceeds from such a sale will be paid first, to the Class A noteholders until payment in full of the stated principal amount of, and all accrued, unpaid and additional interest on, the Class A notes, then to the Class B noteholders until payment in full of the stated principal amount of, and all accrued, unpaid and additional interest on, the Class B notes and finally to the Class C noteholders.

The Series Nominal Liquidation Amount will be reduced to zero upon such sale even if the proceeds of that sale and amounts on deposit in the issuing entity accounts for the Series 201[•]-[•] notes are not enough to pay all remaining amounts due on the Series 201[•]-[•] notes. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to Series 201[•]-[•]. The Series 201[•]-[•] notes will be considered to be paid in full and the Series 201[•]-[•] noteholders will have no further right or claim and the issuing entity will have no further obligation or liability for principal of and interest on the Series 201[•]-[•] notes. Noteholders will receive the proceeds of the sale, but no more than the outstanding dollar principal amount of the Series 201[•]-[•] notes, plus all accrued, unpaid and additional interest. The Series 201[•]-[•] notes will no longer be outstanding under the indenture or any supplement thereto once the noteholders have directed the sale of assets.

After giving effect to a sale of assets for the Series 201[•]-[•] notes, the amount of proceeds on deposit in the principal funding account may be less than the outstanding dollar principal amount of the Series 201[•]-[•] notes. This deficiency can arise because of unreimbursed reductions in the Series Nominal Liquidation Amount or if the sale price for the assets was less than the outstanding dollar principal amount of the Series 201[•]-[•] notes. These types of deficiencies will not be reimbursed unless, in the case of Class C notes only, there are sufficient amounts in the Class C reserve account.

Targeted Deposits to the Class C Reserve Account

The Class C reserve account will not be funded unless and until the Quarterly Excess Spread Percentage falls below the levels described in the following table, the Quarterly Principal Payment Rate is equal to or less than [60]% or an early amortization event or event of default occurs with respect to the Series 201[•]-[•] notes.

Quarterly Excess Spread Percentage	Funding Percentage
Greater than [•]%	[	•]%
Greater than [•]% to [•]%	[	•]%
Greater than [•]% to [•]%	[	•]%
Greater than [•]% to [•]%	[	•]%
Greater than [•]% to [•]%	[	•]%
0.00% to [•]%	[	•]%

The Class C reserve account will be funded in each Monthly Period, as necessary, from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, as described in “— Payments of Interest, Fees and Other Items” in this prospectus. For any Monthly Period in which the Class C reserve account is required to be funded, the amount targeted to be deposited in the Class C reserve account is the applicable funding percentage times the initial dollar principal amount of the Series 201[•]-[•] notes. The amount targeted to be deposited in the Class C reserve account will adjust monthly as the Quarterly Excess Spread Percentage rises or falls. For any Monthly Period with respect to which the Quarterly Principal Payment Rate is equal to or less than [•]%, the amount targeted to be deposited in the Class C reserve account will be the greater of (i) [•]% and (ii) the applicable funding percentage specified in the table above. If an early amortization event or event of default occurs with respect to the Series 201[•]-[•] notes, the targeted Class C reserve account amount will be the outstanding dollar principal amount of the Class C notes.

Only the holders of the Class C notes will have the benefit of the Class C reserve account. The percentage and methodology for calculating the amount targeted to be on deposit in the Class C reserve account may change without the consent of any Series 201[•]-[•] noteholders, including the Class C noteholders, if the Rating Agency Condition is satisfied with respect to that change and if the issuing entity has delivered to each rating agency and the indenture trustee an Issuer Tax Opinion.

Withdrawals from the Class C Reserve Account

Withdrawals will be made from the Class C reserve account, but in no event more than the amount on deposit therein, in the following order:

•

Payments of Interest. If the amount available and allocated to pay interest on the Class C notes is insufficient to pay in full the amounts due to the Class C noteholders, the amount of the deficiency will be withdrawn from the Class C reserve account and applied to pay interest on the Class C notes.

•

Payments of Principal. If, on and after the earliest to occur of (i) the date on which assets are sold following an event of default and acceleration of the Series 201[•]-[•] notes, (ii) any date on or after the expected final payment date on which the amount on deposit in the principal funding account (to the extent such amount exceeds the sum of the outstanding dollar principal amount of the Class A notes and the Class B notes) plus the aggregate amount on deposit in the Class C reserve account equals or exceeds the outstanding dollar principal amount of the Class C notes and (iii) the Series Legal Maturity Date, the amount on deposit in the principal funding account is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the Class C reserve account and applied to pay principal of the Class C notes.

•

Withdrawals of Excess Amounts. If on any Payment Date with respect to which the Series 201[•]-[•] notes have not been accelerated, the amount on deposit in the Class C reserve account is greater than the amount required to be on deposit therein, the excess will be withdrawn and paid to the holder of the transferor interest; provided that, on any day following an event of default and acceleration of the Series 201[•]-[•] notes, funds available in the Class C reserve account will be used to fund any amounts owed to the Class C noteholders. After payment in full of the Class C notes, any amount remaining on deposit in the Class C reserve account will be applied first, to pay all amounts due and payable on the Class A notes and Class B notes, if any, and second, to the holder of the transferor interest.

Targeted Deposits to the Accumulation Reserve Account

If more than one deposit of principal is targeted for the Series 201[•]-[•] notes, the accumulation reserve account will be funded on the Payment Date prior to the Payment Date on which a deposit is first targeted as described above in “— Payments of Principal.” The accumulation reserve account will be funded from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, as described above in “— Payments of Interest, Fees and Other Items.”

Withdrawals from the Accumulation Reserve Account

Withdrawals will be made from the accumulation reserve account, but in no event more than the amount on deposit in the accumulation reserve account, in the following order:

•

Interest. If, on or prior to each Payment Date, the net investment earnings for amounts on deposit in the principal funding account are less than the sum of (i) one-twelfth the product of (a) the balance of such principal funding account, up to the outstanding dollar principal amount of the Class A notes, on the last day of the Monthly Period immediately preceding that Payment Date and (b) the Class A note interest rate, (ii) the product of (a) the lesser of (1) the balance of such principal funding account in excess of the outstanding dollar principal amount of the Class A notes and (2) the outstanding dollar principal amount of the Class B notes on the last day of the Monthly Period immediately preceding that Payment Date, (b) the Class B note interest rate for the related interest period and (c) the number of days in the related interest period divided by 360, and (iii) the product of (a) the lesser of (1) the balance of such principal funding account in excess of the outstanding dollar principal amount of the Class A notes and the Class B notes and (2) the outstanding dollar principal amount of the Class C notes on the last day of the Monthly Period immediately preceding that Payment Date, (b) the Class C note interest rate for the related interest period and (c) the number of days in the related interest period divided by 360, then the indenture trustee will withdraw the shortfall from the accumulation reserve account, to the extent required and available, for treatment as Series Available Finance Charge Collections with respect to the related Monthly Period.

•

Withdrawals of Excess Amounts. If on any Payment Date, the amount on deposit in the accumulation reserve account exceeds the amount required to be on deposit, the amount of such excess will be withdrawn from the accumulation reserve account and paid to the owner trustee for distribution pursuant to the trust agreement; provided that, on the earliest of (i) the day on which the Series Nominal Liquidation Amount is reduced to zero, (ii) an event of default and acceleration of the Series 201[•]-[•] notes, (iii) the first Payment Date with respect to an Early Amortization Period, (iv) the expected final payment date and (v) the termination of the issuance trust pursuant to the trust agreement, funds available in the accumulation reserve account will be used to fund any amounts owed to the Series 201[•]-[•] noteholders that are payable from the accumulation reserve account as provided in this “— Withdrawals from the Accumulation Reserve Account.” After payment in full of all such amounts, funds available in the accumulation reserve account will be paid to the holder of the transferor interest.

Final Payment of the Notes

Series 201[•]-[•] noteholders are entitled to payment of principal in an amount equal to the stated principal amount of their notes. However, Series Available Principal Collections will be allocated to pay principal on the Series 201[•]-[•] notes only up to the Series Nominal Liquidation Amount, which will be reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount. In addition, if there is a sale of assets following (i) an event of default and acceleration of the Series 201[•]-[•] notes or (ii) the Series Legal Maturity Date, as described in “— Sale of Assets” in this prospectus, the amount of assets sold will not exceed the sum of (i) the Series Nominal Liquidation Amount and (ii) the product of the Series Nominal Liquidation Amount and the Discount Option Percentage[ and, for a multiple tranche series, only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series]. If the Series Nominal Liquidation Amount has been reduced, Series 201[•]-[•] noteholders will receive full payment of principal and interest only to the extent proceeds from the sale of assets and amounts which have been previously deposited into the issuing entity accounts for the Series 201[•]-[•] notes are sufficient to pay the stated principal amount.

[Following an event of default and acceleration with respect to any tranche of notes of a multiple tranche series which occurs prior to the legal maturity date of such tranche, any sale of assets in the issuance trust with respect to such tranche may be delayed until (i) the senior notes of the same series are prefunded sufficiently, (ii) enough senior notes are repaid, or (iii) new subordinated notes have been issued, in each case to the extent that the tranche of subordinated notes is no longer needed to provide the required subordination for the senior notes of that series. In a multiple tranche series, if a tranche of notes directs a sale of assets in the issuance trust, then after the sale, that tranche will no longer be entitled to subordination from subordinated notes of the same series.]

Any class of Series 201[•]-[•] notes will be considered to be paid in full, the holders of those notes will have no further right or claim, and the issuing entity will have no further obligation or liability for principal or interest, on the earliest to occur of:

•	the date of payment in full of the stated principal amount of, and all accrued, past due and additional interest on, that class of notes;

•	the date on which a sale of assets in the issuance trust has taken place with respect to Series 201[•]-[•], as described in “— Sale of Assets” in this prospectus; and

•	the seventh Business Day following the Series Legal Maturity Date,

in each case after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on such date.

Shared Excess Available Finance Charge Collections

Series 201[•]-[•] is included in a group of series designated as Shared Excess Available Finance Charge Collections Group [A/B]. Series Available Finance Charge Collections in excess of the amount required to make all required deposits and payments for Series 201[•]-[•] will be made available to other series included in Shared Excess Available Finance Charge Collections Group [A/B] whose allocation of Finance Charge Collections is not sufficient to make its required deposits and payments. If Series Available Finance Charge Collections are insufficient to make all required deposits and payments, Series 201[•]-[•] will have access to Shared Excess Available Finance Charge Collections, if any, from other series of notes in Shared Excess Available Finance Charge Collections Group [A/B]. Shared Excess Available Finance Charge Collections allocated to Series 201[•]-[•] will be allocated in the same manner and priority as Series Available Finance Charge Collections as described in “— Payments of Interest, Fees and Other Items” in this prospectus.

Shared Excess Available Finance Charge Collections will be allocated to cover shortfalls in Finance Charge Collections allocated to other series of notes in Shared Excess Available Finance Charge Collections Group [A/B], if any. If these shortfalls exceed Shared Excess Available Finance Charge Collections for any Monthly Period, Shared Excess Available Finance Charge Collections will be allocated pro rata among the applicable series of notes in Shared Excess Available Finance Charge Collections Group [A/B] based on the relative amounts of those shortfalls. Shared Excess Available Finance Charge Collections not needed to cover shortfalls will be paid to the holder of the transferor interest.

Shared Excess Available Finance Charge Collections will not be available for application by other series of notes that are not included in Shared Excess Available Finance Charge Collections Group [A/B].

See “The Notes — Groups — Shared Excess Available Principal Collections Group” in this prospectus.

Shared Excess Available Principal Collections

Series 201[•]-[•] is included in a group of series designated as Shared Excess Available Principal Collections Group [A/B]. Series Available Principal Collections for any Monthly Period will first be used to cover, during the controlled accumulation period, deposits of the applicable Controlled Deposit Amount to the principal funding account, and during the early amortization period, payments to the Series 201[•]-[•] noteholders. Any remaining Series Available Principal Collections for such Monthly Period will be made available to other series included in Shared Excess Available Principal Collections Group [A/B] whose allocation of Principal Collections is not sufficient to make its required principal deposits and payments. If Series Available Principal Collections are not sufficient to make all required deposits and payments, Series 201[•]-[•] will have access to Shared Excess Available Principal Collections, if any, allocated from other series of notes. Shared Excess Available Principal Collections allocated to Series 201[•]-[•] will be allocated in the same manner and priority as Series Available Principal Collections as described in “— Payments of Principal” in this prospectus.

Shared Excess Available Principal Collections will be allocated to cover shortfalls in Principal Collections allocated to other series of notes in Shared Excess Available Principal Collections Group [A/B], if any. If these shortfalls exceed Shared Excess Available Principal Collections for any Monthly Period, Shared Excess Available Principal Collections will be allocated pro rata among the applicable series of notes in Shared Excess Available Principal Collections Group [A/B] based on the relative amounts of those shortfalls. Shared Excess Available Principal Collections not needed to cover shortfalls will be paid to the holder of the transferor interest.

Shared Excess Available Principal Collections will not be available for application by other series of notes that are not included in Shared Excess Available Principal Collections Group [A/B].

See “The Notes — Groups — Shared Excess Available Principal Collections Group” in this prospectus.

Servicer Compensation and Other Fees and Expenses

The servicer is entitled to receive a monthly servicing fee, referred to as the Servicing Fee, as compensation for its servicing activities and as reimbursement for any expenses incurred by it as servicer. For each month, the Servicing Fee will equal the sum of (i) the amount of the servicing fee for the receivables included in the issuance trust, referred to as the Receivables Servicing Fee and (ii) the amount of the servicing fee for each collateral certificate included in the issuance trust. The portion of the Servicing Fee allocated to the Series 201[•]-[•] noteholders, referred to as the Series Servicing Fee, will be paid from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, as described in “— Payments of Interest, Fees and Other Items” in this prospectus.

The following table summarizes the fees and expenses payable from collections:

Fee/Expense	Payee	Payment Source	Amount	Priority of Payment
Servicing Fee	Servicer	Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections

For any Monthly Period:

(A) one-twelfth of the product of (i) [2.00]% and (ii) the aggregate amount of Principal Receivables as of the close of business on the last day of the prior Monthly Period; and

(B) the amount of the servicing fee for any collateral certificates included in the issuance trust

See fourth step under “— Payments of Interest, Fees and Other Items”

The fees, expenses and disbursements of the owner trustee, the indenture trustee and the administrator, as well as certain additional fees and expenses relating to the issuing entity, are paid by RFC VIII out of its own funds, without reimbursement, on behalf of the issuing entity.

Sources of Funds to Pay the Notes

General

As of the date of this prospectus, the issuing entity’s primary assets are receivables arising in designated consumer and small business charge accounts owned by Centurion and FSB and funds on deposit in the issuing entity accounts. The issuing entity has acquired and will acquire the receivables from the transferor pursuant to the transfer agreement. The transferor has and will have acquired receivables from TRS pursuant to a receivables purchase agreement between TRS and the transferor. TRS has and will have acquired receivables from Centurion pursuant to a receivables purchase agreement between Centurion and TRS and from FSB pursuant to a receivables purchase agreement between FSB and TRS, and TRS may, in the future, acquire receivables from Credco pursuant to sale agreements between Credco and TRS. See “Description of the Receivables Purchase Agreements and the Sale Agreements” in this prospectus.

In the future, the issuing entity’s assets may also include receivables arising in designated commercial charge accounts owned by TRS or any of its affiliates and receivables arising in additional consumer and small business charge accounts owned by Centurion, FSB or any of their affiliates. Additionally, in the future, the issuing entity’s assets may include collateral certificates, each representing an undivided interest in a master trust or other securitization special purpose entity, whose assets consist primarily of receivables arising in designated charge accounts owned by TRS, Centurion, FSB or any of their affiliates. In addition, the Invested Amount of any existing collateral certificate included in the issuance trust may be increased or decreased from time to time.

The issuing entity’s assets also include issuing entity accounts [and the benefits of one or more derivative agreements]. [See “The Notes—Additional Credit Enhancement” in this prospectus.]

Payment of principal of and interest on the Series 201[•]-[•] notes is secured by the issuing entity’s assets. The sole source of payment for the principal of and interest on the Series 201[•]-[•] notes is provided by:

•

the portion of Principal Collections and Finance Charge Collections allocated to Series 201[•]-[•] and available, after giving effect to any reallocations, including reallocations of Finance Charge Collections among series, if any, included in Reallocation Group [A/B] (see “— Groups” below and “Deposit and Application of Funds — Reallocations Among Different Series Within Reallocation Group [A/B]” in this prospectus);

•	Series 201[•]-[•]’s allocable share of funds on deposit in the collection account and the excess funding account; [and]

•

funds on deposit in the principal funding account and the accumulation reserve account established for Series 201[•]-[•] and, with respect to the Class C notes only, funds on deposit in the Class C reserve account established for the benefit of the Class C notes [; and]

•	[amounts payable under one or more [derivative agreements].

The Series 201[•]-[•] noteholders will have no recourse to any other assets of the issuing entity (other than Shared Excess Available Finance Charge Collections, if any, from other series in Shared Excess Available Finance Charge Collections Group [A/B] and Shared Excess Available Principal Collections, if any, from other series in Shared Excess Principal Collections Group [A/B]) or recourse to any other person or entity for payment of principal of and interest on the Series 201[•]-[•] notes. In addition to the Series 201[•]-[•] notes, the issuing entity may issue other series of notes.

The composition of the issuing entity’s assets will change over time due to:

•

changes in the composition and amount of the receivables in the issuance trust, including changes in the relative proportion of consumer, small business and commercial receivables, or in the master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust, as new receivables are created, existing receivables are paid off or charged off, additional accounts are designated to have their receivables included in the issuance trust, master trust or other securitization special purpose entity and removed accounts are designated to have their receivables removed from the issuance trust, master trust or other securitization special purpose entity;

•	the ability of the transferor to cause to be increased and decreased the Invested Amount of an existing collateral certificate included in the issuance trust; and

•	the ability of the transferor to transfer additional collateral certificates to the issuance trust.

If accounts are designated to have their receivables included in the issuance trust, all newly generated receivables in those accounts will be transferred to the issuance trust. In addition, additional accounts may be designated to have their receivables included in the issuance trust.

The transferor can cause to be increased the Invested Amount of an existing collateral certificate included in the issuance trust to accommodate the issuance of new notes or solely to increase the size of the Transferor Amount. If at any time the issuance trust contains receivables and one or more collateral certificates, the transferor can choose to increase one, all or any combination thereof in any amount. Any increase in the Invested Amount of an existing collateral certificate without a corresponding increase in the Invested Amount of other existing collateral certificates or the principal amount of receivables in the issuance trust will result in a change in the composition of the issuing entity’s assets.

Alternatively, if at any time the issuance trust contains one or more collateral certificates, Principal Collections and other amounts treated as Principal Collections that are not required to be deposited into a principal funding account for the benefit of a series, class or tranche of notes, paid to the noteholders of a series, class or tranche, deposited into the excess funding account or used to pay shortfalls in interest on senior notes and any other amounts specified in the prospectus, need not be reinvested in that collateral certificate to maintain its invested amount, but instead may be (i) invested or reinvested in another collateral certificate included or to be included in the issuance trust or (ii) paid to the holder of the transferor interest. Any such investment, reinvestment or payment will result in a shift in the composition of the issuing entity’s assets and a decrease in the size of the Invested Amount of that collateral certificate.

In addition, each collateral certificate is subject to its own pay out events or early amortization events under the terms of the applicable pooling and servicing agreement or other related securitization agreement. Principal collections allocated to such collateral certificate upon the occurrence of a pay out event or early amortization event that are not required to be deposited into a principal funding account for the benefit of a series, class or tranche of notes, paid to the noteholders of a series, class or tranche, deposited into the excess funding account or used to pay shortfalls in interest on senior notes and any other amounts specified in the prospectus, may be (i) invested or reinvested in another collateral certificate included or to be included in the issuance trust or (ii) paid to the holder of the transferor interest.

As indicated above, the composition of the issuing entity’s assets is expected to change over time. Additional receivables and additional collateral certificates may be transferred to the issuance trust or the invested amount of an existing collateral certificate included in the issuance trust may be increased without the payment of cash if the conditions to that transfer or increase have been satisfied. New assets included in the issuance trust, either through a transfer of assets or the reinvestment of excess Principal Collections and other amounts treated as Principal Collections, may have characteristics, terms and conditions that are different from those of the receivables or collateral certificates initially included in the issuance trust and may be of different credit quality due to differences in underwriting criteria and payment terms. The pertinent characteristics of the receivables in the issuance trust are described in the prospectus. In the event collateral certificates are included in the issuance trust, the pertinent characteristics of those collateral certificates will be described in each related prospectus.

See “Risk Factors — The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated” in this prospectus.

Deposits of Collections

The servicer has established, and has caused each account owner to establish, a restricted cash account for the purpose of segregating collections received on receivables and any other assets included in the issuance trust. The servicer shall deposit, or shall cause to be deposited, all collections into the applicable segregated account as promptly as possible after receive by the servicer. Neither the servicer nor any subservicer that is an account owner shall commingle amounts received with respect to the receivables or any collateral certificate with its own assets except for the time, not to exceed two business days, necessary to clear any payments or as otherwise permitted by applicable law.

On the business day following each day on which collections are deposited into the applicable segregated account, as described above, the servicer shall deposit, or shall cause to be deposited, into the collection account such collections that are not allocated or are not to be allocated to the holder of the transferor interest pursuant to any of the transaction documents up to the aggregate amount of collections required to be deposited into the issuing entity accounts established for all series, classes or tranches of notes or, without duplication, required to be paid in respect of such notes on or prior to the related payment date pursuant to the terms of the indenture and any applicable indenture supplement. The balance of the collections deposited into the segregation accounts on the preceding business day, including amounts that are allocated or are to be allocated to the holders of the transferor interest pursuant to any of the transaction documents, will be remitted to the holder of the transferor interest.

Any Principal Collections not distributed to the holder of the transferor interest on any day because the Transferor Amount does not exceed the Required Transferor Amount on such day or because the Pool Balance does not exceed the Required Pool Balance on such day (in each case, after giving effect to any receivables or additional collateral certificates transferred to the issuance trust on such day or any increases in the Invested Amount of an existing collateral certificate on such day) will be deposited into the excess funding account.

All interest and investment earnings (net of losses and investment expenses) accrued during a Monthly Period on funds on deposit in any issuer account or any segregated account will constitute collections, but only to the extent such interest and investment earnings are not otherwise applied pursuant to the terms of any transaction document.

In the event of the insolvency or bankruptcy of the servicer or any subservicer that is an account owner, or if certain time periods were to pass, the issuer and the indenture trustee may lose any perfected security interest in any Finance Charge Collections or Principal Collections commingled with the funds of the servicer or held in a segregated account. See “Risk Factors — Some interests could have priority over the indenture trustee’s interest in the receivables, which could cause delayed or reduced payments to you” and “— The indenture trustee may not have a perfected interest in collections commingled by the servicer or any subservicer with its own funds, which could cause delayed or reduced payments to you” in this prospectus.

Required Transferor Amount

The Transferor Amount represents the amount of assets included in the issuance trust not securing any series, class or tranche of notes. For any Monthly Period, the Transferor Amount equals the Pool Balance as of the close of business on the last day of such Monthly Period minus the aggregate Nominal Liquidation Amount of all notes as of the close of business on such day. The Transferor Amount fluctuates due to changes in the amount of principal receivables included in the issuance trust, the aggregate Invested Amount of the collateral certificates included in the issuance trust, the amount on deposit in the excess funding account and the aggregate Nominal Liquidation Amount of all notes. As a result, the Transferor Amount generally increases if there are reductions in the Nominal Liquidation Amount of a series, class or tranche of notes due to payments of principal of that series, class or tranche of notes or a deposit into the principal funding account with respect to that series, class or tranche or an increase in the Pool Balance without a corresponding increase in the Nominal Liquidation Amount of any series, classes or tranches of notes. The Transferor Amount generally decreases as a result of the issuance of a new series, class or tranche of notes, assuming that there is not a corresponding increase in the issuing entity’s assets. In addition, if the servicer adjusts downward the amount of any receivable because of a rebate, refund, unauthorized charge or billing error to an accountholder, or such receivable was created in respect of merchandise that was refused or returned by an accountholder, or if the servicer otherwise adjusts downward the amount of any receivable without receiving collections therefor or without charging off such amount as uncollectible, the Transferor Amount — and not the investors’ interest — will be reduced by the product of one minus the Discount Option Percentage and the amount of the adjustment.

The Transferor Amount is required to be maintained at a certain minimum level, referred to as the Required Transferor Amount. For any Monthly Period, the Required Transferor Amount is a percentage, referred to as the Required Transferor Amount Percentage, of the amount of principal receivables included in the issuance trust as of the close of business on the last day of such Monthly Period. With respect to each series of notes, a percentage will be designated as the series required transferor amount percentage for that series and will be specified in the prospectus. The Required Transferor Amount Percentage is the highest of such series required transferor amount percentages then in effect for any outstanding series of notes. If so specified in the prospectus for a series, the series required transferor amount percentage for any series of notes may change from time to time, including by action of the transferor, subject to certain conditions.

With respect to Series 201[•]-[•], the series required transferor amount percentage is [12.25]%. The transferor may designate a different series required transferor amount percentage for Series 201[•]-[•]. Before reducing that percentage, however, the transferor must provide the indenture trustee with:

•	written confirmation that the Rating Agency Condition has been satisfied; and

•	an Issuer Tax Opinion.

So long as Series 201[•]-[•] is outstanding, the Required Transferor Amount Percentage will be no lower than the series required transferor amount percentage for Series 201[•]-[•]. The Required Transferor Amount Percentage is currently [12.25]% but is subject to change as described above and in this prospectus.

If, at the end of any Monthly Period, the Transferor Amount for such Monthly Period is less than the Required Transferor Amount for such Monthly Period, the transferor is required to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the Invested Amount of an existing collateral certificate included in the issuance trust. See “— Addition of Assets” in this prospectus.

If, when required to do so, the transferor is unable to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the Invested Amount of an existing collateral certificate included in the issuance trust, an early amortization event will occur with respect to the notes. See “The Indenture — Early Amortization Events” in this prospectus.

The interest in the Transferor Amount, referred to as the transferor interest, will initially be held by the transferor, although that interest may be transferred by a holder thereof in whole or in part subject to certain limitations and conditions described in the trust agreement, the transfer agreement, the indenture and the related indenture supplement. The Transferor Amount may be evidenced either in certificated form or in uncertificated form. Any reference in this prospectus to the transferor interest means the interest of the transferor in the Transferor Amount as evidenced in either certificated or uncertificated form. Currently, the transferor interest is in uncertificated form. The Transferor Amount does not provide credit enhancement to the notes.

Required Pool Balance

For any Monthly Period, the Pool Balance equals the sum of (i) the amount of principal receivables included in the issuance trust at the end of such Monthly Period, (ii) the aggregate Invested Amount of the collateral certificates included in the issuance trust at the end of such Monthly Period, and (iii) the amount on deposit in the excess funding account at the end of such Monthly Period.

The issuance trust has a minimum pool balance requirement, referred to as the Required Pool Balance. For any Monthly Period, the Required Pool Balance is an amount equal to the sum of (i) for all notes in their revolving period, the sum of the Nominal Liquidation Amounts of those notes at the end of such Monthly Period and (ii) for all other notes, the sum of the Nominal Liquidation Amounts of those notes at the end of the most recent revolving period for each of those notes, excluding any notes which will be paid in full on the applicable payment date for those notes in the following Monthly Period and any notes that will have a Nominal Liquidation Amount of zero on the applicable payment date for those notes in the following Monthly Period.

If, at the end of any Monthly Period, the Pool Balance is less than the Required Pool Balance for such Monthly Period, the transferor is required to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the Invested Amount of an existing collateral certificate included in the issuance trust as described in “—Addition of Assets” and “— Increases in the Invested Amount of an Existing Collateral Certificate” in this prospectus.

If, when required to do so, the transferor is unable to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the Invested Amount of an existing collateral certificate included in the issuance trust, an early amortization event will occur with respect to the notes. See “The Indenture — Early Amortization Events” in this prospectus.

Allocations of Amounts to the Excess Funding Account and Allocations of Amounts on Deposit in the Excess Funding Account

If, at the end of any Monthly Period, (i) the Transferor Amount is, or as a result of a payment would become, less than the Required Transferor Amount for such Monthly Period or (ii) the Pool Balance is, or as a result of a payment would become, less than the Required Pool Balance for such Monthly Period, the servicer will deposit into the excess funding account the Principal Collections that otherwise would have been paid to the holder of the transferor interest. This deposit will be in an amount equal to the greater of the amount by which the Transferor Amount would be less than the Required Transferor Amount and the amount by which the Pool Balance would be less than the Required Pool Balance, each determined with respect to the related Monthly Period.

If no series of notes is in an accumulation period or an amortization period, amounts on deposit in the excess funding account will be released to the holder of the transferor interest to the extent that, after such release, the Transferor Amount is equal to or greater than the Required Transferor Amount and the Pool Balance is equal to or greater than the Required Pool Balance. If an accumulation period or amortization period has commenced and is continuing with respect to any series of notes, any funds on deposit in the excess funding account will be released, deposited into the collection account and treated as Principal Collections to the extent needed to make principal payments due to or for the benefit of the noteholders of such series. Any remaining amounts on deposit in the excess funding account in excess of the amount required to be treated as Principal Collections for a Monthly Period shall be released to the holder of the transferor interest, but only to the extent that such release would not cause the Transferor Amount to be less than the Required Transferor Amount or the Pool Balance to be less than the Required Pool Balance.

Funds on deposit in the excess funding account will be invested by the indenture trustee, at the direction of the issuing entity, in Eligible Investments. The issuing entity may appoint as its agent under a separate agreement a registered investment advisor to give instruction on behalf of the issuing entity to the indenture trustee for funds to be invested in Eligible Investments. Any earnings (net of losses and investment expenses) earned on amounts on deposit in the excess funding account during any Monthly Period will be withdrawn and treated as Finance Charge Collections for such Monthly Period.

Increases in the Invested Amount of an Existing Collateral Certificate

The transferor may cause to be increased the Invested Amount of any existing collateral certificate included in the issuance trust. The Invested Amount of an existing collateral certificate included in the issuance trust can be increased through:

•

the reinvestment of Principal Collections and other amounts treated as Principal Collections received that are not required to be deposited into a principal funding account for the benefit of a series, class or tranche of notes, paid to the noteholders of a series, class or tranche, deposited into the excess funding account or used to pay shortfalls in interest on senior notes and any other amounts specified in the prospectus;

•	proceeds received in connection with the issuance of additional notes; or

•	funding by the transferor, which funding may be in cash or through an increase in the Transferor Amount.

Notwithstanding the ability to increase the Invested Amount of any existing collateral certificate, the Invested Amount of an existing collateral certificate will not be increased, and reinvestment in that collateral certificate will not be permitted, if (i) an early amortization event has occurred with respect to any notes as a result of a failure to transfer additional assets (including additional receivables or additional collateral certificates) to the issuance trust or a failure to cause to be increased the Invested Amount of an existing collateral certificate included in the issuance trust at a time when the Pool Balance for the prior Monthly Period is less than the Required Pool Balance for the prior Monthly Period and (ii) increasing the Invested Amount of an existing collateral certificate or reinvesting in that collateral certificate would result in a reduction in the allocation percentage applicable for principal collections for the existing collateral certificate.

Addition of Assets

The transferor (without independent verification of its authority) will have the right, from time to time (i) to designate Additional Accounts to be included in the issuing entity’s Portfolio, (ii) to transfer one or more collateral certificates to the issuance trust or (iii) to cause to be increased the Invested Amount of one or more existing collateral certificates. Subject only to the requirements for Eligible Accounts and applicable regulatory guidelines, the account owners have the discretion to select the accounts in any Segment of the Total Portfolio for addition to the Trust Portfolio. Any Additional Accounts designated to the issuing entity’s Portfolio will be selected from the portfolio of accounts owned by TRS, Centurion, FSB or any of their affiliates that is described in the prospectus. Therefore, if Additional Accounts are to be designated, the transferor will, under the RFC VIII receivables purchase agreement, request that TRS designate accounts which qualify as Eligible Accounts to the transferor. In turn, under each of the Centurion receivables purchase agreement and the FSB receivables purchase agreement, TRS may request that Centurion or FSB, as applicable, designate accounts which qualify as Eligible Accounts to TRS. The transferor will designate those accounts to be included in the issuing entity’s Portfolio.

There are two types of Additional Accounts: New Accounts and Aggregate Addition Accounts. A New Account is an account designated to be included in the issuing entity’s Portfolio on the date it is originated by an account owner. An Aggregate Addition Account typically is an account that is designated to be included in the issuing entity’s Portfolio on a date other than its origination date, and the receivables of which generally arise in (i) additional Eligible Accounts from the portfolio of accounts owned by TRS, Centurion, FSB or any of their affiliates that is described in the prospectus, (ii) portfolios of accounts acquired by an account owner from other charge card issuers or (iii) any other account of a type not previously designated to be included in the issuing entity’s Portfolio.

As of the date an Additional Account is selected to be included in the issuing entity’s Portfolio, such Additional Account must be an Eligible Account. Receivables arising in Additional Accounts, however, may not be of the same credit quality as the receivables arising in accounts already included in the issuing entity’s Portfolio or the receivables arising in accounts already included in the Portfolio of a master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust. Additional Accounts may have been originated by TRS, Centurion, FSB or any of their affiliates using credit criteria different from those which were applied by TRS, Centurion, FSB or any of their affiliates to the accounts already included in the issuing entity’s Portfolio or the Portfolio of a master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust, or may have been acquired by TRS, Centurion, FSB or any of their affiliates from a third-party institution which may have used different credit criteria from those applied by TRS, Centurion, FSB or any of their affiliates to the accounts. Consequently, the performance of such Additional Accounts may be better or worse than the performance of the accounts already included in the issuing entity’s Portfolio or in the Portfolio of a master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust. See “Risk Factors — The composition of the issuer’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated” in this prospectus.

At the time of its transfer to the issuance trust, each additional collateral certificate must be an Eligible Collateral Certificate. An additional collateral certificate, however, may not be of the same credit quality as the receivables arising in the accounts already included in the issuing entity’s Portfolio, or any existing collateral certificate included in the issuance trust. This is because the receivables arising in the accounts included in the Portfolio of the master trust or securitization special purpose entity which has issued such additional collateral certificate may not be of the same credit quality as the receivables in any of the accounts included in the issuing entity’s Portfolio or included in the Portfolio of a master trust or other securitization special purpose entity which has issued any such existing collateral certificate due to differences in credit criteria. Consequently, the performance of such additional collateral certificate may be better or worse than the performance of any receivables arising in the accounts already included in the issuing entity’s Portfolio or any existing collateral certificate included in the issuance trust. See “Risk Factors — The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated” in this prospectus.

Unless each rating agency that has rated any outstanding series, class or tranche of notes otherwise consents, the number of New Accounts and Aggregate Addition Accounts designated to be included in the issuing entity’s Portfolio without prior rating agency notice will not exceed the Addition Limit. At the end of each semi-annual period in which New Accounts are designated to be included in the issuing entity’s Portfolio, or more frequently if required by any rating agency that has rated any outstanding series, class or tranche of notes, the transferor will deliver to each such rating agency an opinion of counsel with respect to the New Accounts included as accounts during the preceding six-month period that confirms the creation and perfection of the security interest in the receivables in such New Accounts. If such opinion of counsel is not so received, the ability of the transferor to designate New Accounts will be suspended until such time as each rating agency that has rated any outstanding series, class or tranche of notes otherwise consents in writing or such accounts are removed from the issuing entity’s Portfolio. Accounts of a nature different than the initial accounts or of a type not previously included as an Aggregate Addition Account may not be designated to be included in the issuing entity’s Portfolio as New Accounts.

In addition to the permitted additions described above, the transferor will be required to transfer to the issuance trust receivables arising in Additional Accounts, to transfer additional collateral certificates to the issuance trust or to cause to be increased the Invested Amount of one or more existing collateral certificates included in the issuance trust if, at the end of any Monthly Period, (i) the Transferor Amount for that Monthly Period is less than the Required Transferor Amount for such Monthly Period, or (ii) the Pool Balance for such Monthly Period is less than the Required Pool Balance for such Monthly Period. In such event, the transferor will, on or before the thirtieth day after the end of such Monthly Period (unless the Transferor Amount exceeds the Required Transferor Amount and the Pool Balance exceeds the Required Pool Balance, in each case as of the end of any Business Day during the period between the end of the prior Monthly Period and such addition date), make an addition to the issuance trust in a sufficient amount so that, after giving effect to such addition or increase, the Transferor Amount is at least equal to the Required Transferor Amount and the Pool Balance is at least equal to the Required Pool Balance.

When the transferor transfers receivables in Additional Accounts or additional collateral certificates to the issuance trust or when it causes to be increased the Invested Amount of an existing collateral certificate included in the issuance trust, it must satisfy several conditions, including, as applicable:

•

with respect to the designation of Additional Accounts to the issuing entity’s Portfolio, delivery and acceptance by the owner trustee of a written assignment of receivables in the Additional Accounts or of the additional collateral certificates, as applicable;

•

delivery on the required delivery date to the indenture trustee of a computer file or microfiche list with an accurate list of all Additional Accounts and/or a schedule with an accurate list of all additional collateral certificates, as applicable;

•	delivery to the owner trustee and the indenture trustee of a certificate of an authorized officer to the effect that:

(i)    as of the date an Additional Account is selected for designation to the Issuance Trust Portfolio, such Additional Account is an Eligible Account;

(ii)   at the time of its transfer to the issuance trust, each additional collateral certificate is an Eligible Collateral Certificate;

(iii)  the transferor has delivered copies of the financing statements, if necessary, to perfect the security interest of the issuing entity and the indenture trustee in the related receivables or collateral certificates, as applicable;

(iv)   the transferor has deposited, or has caused the servicer to deposit, into a segregated account all collections with respect to such Additional Accounts since the applicable cut-off date and all collections with respect to such additional collateral certificates as of the addition date;

(v)    as of the addition date, the transferor is not insolvent and the transfer of the receivables and/or the additional collateral certificates is not made in contemplation of insolvency;

(vi)   in the transferor’s reasonable belief, transferring the receivables in the Additional Accounts or the additional collateral certificates will not have an Adverse Effect;

•

if the aggregate number of Additional Accounts selected to have their receivables transferred to the issuance trust exceeds the Addition Limit, satisfaction of the Rating Agency Condition with respect to the proposed addition and delivery by the transferor to each rating agency an opinion of counsel to the effect that the transfer agreement creates in favor of the indenture trustee a security interest in the rights of the transferor in the receivables arising in those Additional Accounts; and

•	with respect to the transfer of additional collateral certificates to the issuance trust, satisfaction of the Rating Agency Condition with respect to the proposed transfer.

In addition to the periodic reports otherwise required to be filed by the servicer with the SEC under the Securities Exchange Act of 1934, as amended, the servicer intends to file, on behalf of the issuing entity a Report on Form 8-K with respect to any addition to the issuance trust of receivables in Additional Accounts or additional collateral certificates that would have a material effect on the composition of the issuing entity’s assets.

Removal of Assets

The transferor (without independent verification of its authority) may, but will not be obligated to, designate accounts and the receivables arising under those accounts for removal from the issuance trust. The removal could occur for a number of reasons, including a determination by the transferor that the issuance trust contains more receivables than the transferor is obligated to retain in the issuance trust under the transfer agreement or a determination that the transferor does not desire to obtain additional financing through the issuance trust at such time. As long as the removal of accounts from the issuance trust satisfies the conditions listed below, the removed accounts may, individually or in the aggregate, be of a higher credit quality than the accounts that remain in the issuance trust. In connection with such a removal, the indenture trustee will be required to transfer all receivables in those removed accounts back to the transferor, whether the receivables already exist or arise after the designation.

The transferor’s rights to removal are subject to the satisfaction of several conditions listed in the transfer agreement, including:

•	delivery to the owner trustee and the indenture trustee for execution of a written reassignment of receivables in the removed accounts;

•	delivery on the required delivery date to the indenture trustee of a computer file or microfiche list containing a true and complete list of all removed accounts;

•	satisfaction of the Rating Agency Condition with respect to such removal; and

•	delivery by the issuing entity to the owner trustee and the indenture trustee of a certificate of an authorized officer to the effect that, in the reasonable belief of the issuing entity,

(i)    no selection procedure believed to be materially adverse to, or materially beneficial to, the interests of the noteholders of any series, class or tranche of notes was utilized in selecting the removed accounts; and

(ii)   such removal will not have an Adverse Effect.

In addition, the accounts designated to be removed shall be selected at random, there shall be no less than 90 days between removals, and the book value of the receivables in the removed accounts shall not exceed [10]% of book value of the receivables in the issuing entity, unless the removed accounts are accounts (i) originated or acquired under a specific affinity agreement, private label agreement, merchant agreement, co-branding agreement or other program which is co-owned, operated or promoted, provided that such agreement has terminated in accordance with the terms therein or (ii) being removed due to other circumstances caused by requirements of agreements in which the right to such removed accounts or control thereof is determined by a party or parties to such agreements other than the transferor, any affiliate of the transferor or any agent of the transferor. Removals described in clauses (i) and (ii) in the preceding sentence also need not satisfy the Rating Agency Condition (as described in the third bullet point above) or the selection procedure requirement (as described in clause (i) of the fourth bullet point above).

Discount Option

The transfer agreement provides that the transferor may at any time and from time to time designate a fixed or variable percentage, referred to as the Discount Option Percentage, of the amount of receivables existing and arising in all or any specified portion of the accounts in the issuing entity’s Portfolio on and after the date of such designation becomes effective to be deemed Discount Option Receivables and treated as finance charge receivables and collections received with respect to such receivables are treated as Finance Charge Collections.

The receivables generated in the accounts included in the issuing entity’s Portfolio generally are not subject to monthly finance charge assessments. As a result, in order to provide yield to the issuance trust with respect to those receivables, the transferor has designated an initial Discount Option Percentage of [3]%. Therefore, [3]% of those receivables will be deemed Discount Option Receivables and treated as finance charge receivables and collections received with respect to such receivables are treated as Finance Charge Collections. The remainder of such receivables are treated as principal receivables and collections received with respect to those receivables are treated as Principal Collections.

The existence of Discount Option Receivables results in an increase in the amount of finance charge receivables and Finance Charge Collections, a reduction in the amount of principal receivables and Principal Collections and a reduction in the Transferor Amount. See “Risk Factors — A change in the discount option percentage may result in the payment of principal earlier or later than expected” in this prospectus.

The aggregate amount of Discount Option Receivables outstanding on any Date of Processing equals (i) the aggregate Discount Option Receivables at the end of the prior Date of Processing, plus (ii) any new Discount Option Receivables created on such Date of Processing, minus (iii) any Discount Option Receivables Collections received on such Date of Processing. Discount Option Receivables created on any Date of Processing will mean the product of the amount of any receivables created on such Date of Processing and the applicable Discount Option Percentage.

After any designation of a Discount Option Percentage, pursuant to the transfer agreement, the transferor may, without notice to or consent of the holders of any series, class or tranche of notes, from time to time increase, reduce or withdraw the Discount Option Percentage. The transferor must provide 30 days prior written notice to the servicer, the owner trustee, the indenture trustee and each rating agency of any such designation or increase, reduction or withdrawal. Such designation or increase, reduction or withdrawal will become effective on the date specified therein only if:

•

the transferor delivers to the owner trustee and the indenture trustee a certificate of an authorized officer of that transferor to the effect that, based on the facts known to that transferor at the time, such designation or increase, reduction or withdrawal will not at the time of its occurrence cause an early amortization event or event of default or an event that, with notice or the lapse of time or both, would constitute an early amortization event or event of default, to occur with respect to any series, class or tranche of notes;

•	the Rating Agency Condition is satisfied with respect to such designation or increase, reduction or withdrawal; and

•	the transferor will have delivered to the owner trustee and the indenture trustee an Issuer Tax Opinion.

Issuing Entity Accounts

Collection Account

For the benefit of all series of notes, the issuing entity has established a collection account for the purpose of receiving collections on the receivables included in the issuance trust and collections on any other assets in the issuance trust, including collections on any collateral certificates that are included in the issuance trust at a later date. See “Sources of Funds to Pay the Notes — Deposits of Collections” above.

Excess Funding Account

For the benefit of all series of notes, the issuing entity has established an excess funding account for the purpose of holding Principal Collections that would otherwise be paid to the holder of the transferor interest at a time when (i) the Transferor Amount is, or as a result of a payment would become, less than the Required Transferor Amount or (ii) the Pool Balance is, or as a result of a payment would become, less than the Required Pool Balance. See “Sources of Funds to Pay the Notes — Allocations of Amounts to the Excess Funding Account and Allocations of Amounts on Deposit in the Excess Funding Account” above.

Principal Funding Account

In connection with Series 201[•]-[•], the issuing entity will establish a principal funding account into which Series Available Principal Collections and Shared Excess Available Principal Collections, if any, allocated from other series of notes will be deposited during the controlled accumulation period. Those principal collections will be used to make payments of principal of the Series 201[•]-[•] notes when due. For a discussion of the timing and amount of principal to be deposited into the principal funding account, see “The Notes — Principal Payments” in this prospectus.

Accumulation Reserve Account

In connection with Series 201[•]-[•], the issuing entity will establish an accumulation reserve account to cover shortfalls in investment earnings on amounts on deposit in the principal funding account. The required amount to be deposited in the accumulation reserve account for the Series 201[•]-[•] notes is zero. However, if more than one deposit is required to be deposited into the principal funding account to pay the principal of the Series 201[•]-[•] notes on the expected final payment date, the amount required to be deposited will be [0.10]% of the initial dollar principal amount of the Series 201[•]-[•] notes, or such other amount designated by the issuing entity. See “Deposit and Application of Funds — Targeted Deposits to the Accumulation Reserve Account” in this prospectus.

Class C Reserve Account

In connection with Series 201[•]-[•], the issuing entity will establish a Class C reserve account to provide credit enhancement solely for the Class C noteholders. Funds on deposit in the Class C reserve account will be available to Class C noteholders to cover shortfalls in interest payable on Payment Dates. If, on and after the earliest to occur of (i) the date on which assets in the issuance trust are sold following an event of default and acceleration of the Series 201[•]-[•] notes, (ii) any date on or after the expected final payment date on which the amount on deposit in the principal funding account (to the extent such amount exceeds the outstanding dollar principal amount of the Class A notes and the Class B notes) plus the aggregate amount on deposit in the Class C reserve account equals or exceeds the outstanding dollar principal amount of the Class C notes and (iii) the Series Legal Maturity Date, the amount on deposit in the principal funding account is insufficient to pay in full the Class C notes, the amount of the deficiency will be withdrawn from the Class C reserve account and applied to pay principal of the Class C notes. Only the holders of Class C notes will have the benefit of this Class C reserve account. The Class C reserve account will be funded (provided that there are sufficient Series Available Finance Charge Collections and, to the extent available, Shared Excess Available Finance Charge Collections) if the Quarterly Excess Spread Percentage or the Quarterly Principal Payment Rate fall below certain levels or an early amortization event or event of default occurs. See “Prospectus Summary — Subordination; Credit Enhancement” and “Deposit and Application of Funds — Withdrawals from the Class C Reserve Account” in this prospectus.

[Supplemental Accounts]

[The issuing entity has also established additional issuing entity accounts, referred to as supplemental accounts.]

Issuing Entity Accounts Generally

Issuing entity accounts are Eligible Deposit Accounts and amounts maintained in issuing entity accounts may only be invested by the indenture trustee at the written direction of the issuing entity, without independent verification of its authority, in Eligible Investments. The issuing entity may appoint as its agent under a separate agreement a registered investment advisor to give instruction on behalf of the issuing entity to the indenture trustee for funds to be invested in Eligible Investments. Each issuing entity account currently is maintained at The Bank of New York Mellon. If at any time an issuing entity account ceases to be an Eligible Deposit Account, that issuing entity account must be moved so that it will again be qualified as an Eligible Deposit Account.

Each month, payments in respect of the receivables and, to the extent a collateral certificate is included in the issuance trust, distributions on such collateral certificate will be deposited into the collection account, and then allocated to each series of notes, and then allocated to the applicable series principal funding account, the accumulation reserve account, the Class C reserve account, if applicable, and any other supplemental account, to make payments under any applicable derivative agreements and additionally as specified in the prospectus.

Representations and Warranties

The transferor will make several representations and warranties to the issuing entity in the transfer agreement.

Regarding No Conflict

The transferor will make certain representations and warranties to the issuing entity in the transfer agreement to the effect that, among other things, as of each issuance date of a series, class or tranche of notes:

•

the execution and delivery by the transferor of the transfer agreement, the servicing agreement, the receivables purchase agreement and each other document relating to the issuance to which it is a party will not conflict with any law or any other agreement to which the transferor is a party; and

•

all required governmental approvals in connection with the execution and delivery by the transferor of the transfer agreement and each other document relating to the issuance have been obtained and remain in force and effect.

Regarding Enforceability

The transferor will make certain representations and warranties to the issuing entity in the transfer agreement to the effect that, among other things:

•

as of each issuance date of a series, class or tranche of notes, the transferor is validly existing under the laws of the jurisdiction of its organization and has the authority to consummate the issuance;

•

as of (i) each issuance date of a series, class or tranche of notes, (ii) each date Additional Accounts are designated and their receivables transferred to the issuance trust or one or more additional collateral certificates are transferred to the issuance trust and (iii) each date the Invested Amount of an existing collateral certificate included in the issuance trust is increased, the transfer agreement and each other document relating to the issuance to which it is a party constitutes a legal, valid and binding obligation enforceable against the transferor; and

•

as of (i) each issuance date of a series, class or tranche of notes and (ii) each date Additional Accounts are designated and their receivables transferred to the issuance trust or one or more additional collateral certificates are transferred to the issuance trust, the issuing entity has all right, title and interest in the receivables and any collateral certificates transferred to the issuance trust by the transferor or has a first priority perfected security interest (as defined in the applicable UCC) in these receivables and any collateral certificates.

In the event of a material breach of any of the representations and warranties described in the above paragraphs that has a material adverse effect on the noteholders’ interest in the receivables or collateral certificates or the availability of the proceeds thereof to the issuing entity (which determination will be made without regard to whether funds are then available pursuant to any supplemental credit enhancement), either the indenture trustee or holders of notes evidencing more than 50% of the outstanding dollar principal amount of all notes, by written notice to the transferor, the administrator and the servicer (and to the owner trustee and the indenture trustee if given by such noteholders), may direct the transferor to accept the reassignment of the receivables or the collateral certificates included in the issuance trust within 60 days of such notice, or within such longer period specified in such notice. The related transferor will be obligated to accept the reassignment of such receivables or collateral certificates on the First Note Transfer Date following the Monthly Period in which such reassignment obligation arises. Such reassignment will not be required to be made, however, if on any day during such applicable period, the relevant representation and warranty shall then be true and correct in all material respects.

The price for such reassignment will be the Reassignment Amount. On the First Note Transfer Date following the Monthly Period in which such reassignment obligation arises, the applicable transferor will deposit the portion of the Reassignment Amount attributable to the applicable notes in the collection account to be treated as Principal Collections or Finance Charge Collections. The payment of such Reassignment Amount in immediately available funds will be considered a payment in full of the noteholders’ interest and such funds will be distributed upon presentation and surrender of the related notes. If the indenture trustee or holders of notes give a notice as provided above, the obligation of the transferor to make any such deposit will constitute the sole remedy respecting a breach of the representations and warranties available to those noteholders or the indenture trustee on behalf of those noteholders.

On each issuance date of a series, class or tranche of notes, the indenture trustee will authenticate and deliver one or more notes representing that series, class or tranche, in each case against payment to the transferor of the net proceeds of the sale of the notes. In the case of the issuance date for the first series of notes, the indenture trustee will register in the issuing entity’s books and records the uncertificated interests of the transferor in the Transferor Amount.

In connection with each transfer of receivables to the issuance trust, the computer records relating to such receivables will be marked to indicate that those receivables have been conveyed to the issuance trust. In addition, the issuing entity and the indenture trustee will be provided with a computer file or a microfiche list containing a true and complete list showing for each account, as of the applicable date of designation, its account number and the aggregate amount of receivables in such account. In connection with each transfer of a collateral certificate to the issuance trust, the official records of the transferor will be marked to indicate that such collateral certificate has been transferred to the issuance trust and the issuing entity and the indenture trustee will be provided with a list showing each collateral certificate transferred to the issuance trust.

The transferor will retain and will not deliver to the indenture trustee any other records or agreements relating to the accounts, the receivables or any collateral certificates. Except as set forth above, the records and agreements relating to the accounts, the receivables and any collateral certificates will not be segregated from those relating to other accounts, receivables or collateral certificates, and the physical documentation relating to the accounts, receivables or collateral certificates will not be stamped or marked to reflect the transfer to the transferor or the issuance trust. The transferor has filed and is required to file UCC financing statements for the transfer of the receivables or collateral certificates to the issuance trust meeting the requirements of applicable state law.

Regarding the Accounts, the Receivables and the Collateral Certificates

Under the transfer agreement, the transferor makes representations and warranties to the issuer to the effect that, among other things:

•	as of each applicable date on which an account is selected to be included in the issuing entity’s Portfolio, referred to in this prospectus as the selection date, each account was an Eligible Account;

•	as of each applicable selection date, each of the receivables then existing in the accounts was an Eligible Receivable;

•	as of the date of creation of any new receivable, such receivable is an Eligible Receivable; and

•	as of each date on which a collateral certificate is transferred to the issuance trust, such collateral certificate is an Eligible Collateral Certificate.

If the transferor materially breaches any representation and warranty described in this paragraph, and such breach remains uncured for 60 days (or such longer period, not in excess of 120 days, as to which the servicer and the indenture trustee agree) after the earlier to occur of the discovery of the breach by the transferor and receipt of written notice of the breach by the transferor, and the breach has a material adverse effect on any noteholders’ interest in that receivable or collateral certificate, all of the Ineligible Receivables or Ineligible Collateral Certificates will be reassigned to the transferor on the terms and conditions set forth below. In such case, the Ineligible Receivable or the Ineligible Collateral Certificate, as applicable, will no longer be included as part of the issuing entity’s assets and the account related to the Ineligible Receivable will no longer be included in the issuing entity’s Portfolio.

An Ineligible Receivable will be reassigned to the related transferor on or before the Monthly Period in which such reassignment obligation arises by the servicer deducting the portion of such Ineligible Receivable that is a principal receivable from the aggregate amount of principal receivables used to calculate the Transferor Amount and the Pool Balance. An Ineligible Collateral Certificate shall be delivered by the indenture trustee to the transferor with a valid assignment in the name of the transferor, and the servicer will deduct the Invested Amount of each such Ineligible Collateral Certificate from the Transferor Amount and the Pool Balance. In the event that the exclusion of an Ineligible Receivable or an Ineligible Collateral Certificate from the calculation of the Transferor Amount or the Pool Balance would cause the Transferor Amount to be reduced below the Required Transferor Amount or the Pool Balance to be reduced below the Required Pool Balance, on the first payment date following the Monthly Period in which such reassignment obligation arises, the transferor will make a deposit in the excess funding account in immediately available funds in an amount equal to the greater of the amount by which (x) the Transferor Amount would be reduced below the Required Transferor Amount or (y) the Pool Balance would be reduced below the Required Pool Balance.

The reassignment of any Ineligible Receivable or Ineligible Collateral Certificate to the transferor, and the obligation of the transferor to make deposits into the excess funding account as described in the preceding paragraph, is the sole remedy respecting any breach of the representations and warranties described in the preceding paragraphs with respect to such receivable or collateral certificate available to the holder of notes or the indenture trustee on behalf of those noteholders.

Additional Representations and Warranties in the Prospectus

It is not required or anticipated that the indenture trustee will make any initial or periodic general examination of the receivables or collateral certificates or any records relating to the receivables or collateral certificates for the purpose of establishing the presence or absence of defects, the compliance by the transferor of its representations and warranties or for any other purpose. In addition, it is not anticipated or required that the indenture trustee will make any initial or periodic general examination of the servicer for the purpose of establishing the compliance by the servicer with its representations or warranties or the performance by the servicer of its obligations under the servicing agreement or for any other purpose. The servicer, however, will deliver to the indenture trustee on or before March 31 of each calendar year an opinion of counsel with respect to the validity of the interest of the indenture trustee in and to the receivables, any collateral certificates and certain other assets of the issuer.

Certain Matters Regarding the Servicer and the Administrator of the Issuance Trust

TRS will service the receivables arising in the portfolios of consumer and small business accounts owned by Centurion, FSB or any of their affiliates, which are included in the issuance trust pursuant to the transfer agreement. As compensation for the performance of its obligations as servicer and as reimbursement for its expenses related thereto, TRS will be entitled to a servicing fee in the amounts and at the times specified in the prospectus.

The servicer may not resign from its obligations and duties under the servicing agreement except:

(i)    upon determination that the performance of such obligations and duties is no longer permissible under applicable law, or

(ii)   if such obligations and duties are assumed by an entity eligible to assume such duties pursuant to the terms of the servicing agreement.

No such resignation will become effective until the indenture trustee or a successor to the servicer has assumed the servicer’s obligations and duties under the servicing agreement. Notwithstanding the foregoing, the servicer may assign part or all of its obligations and duties as servicer under the servicing agreement if such assignment satisfies the Rating Agency Condition.

Any person into which, in accordance with the servicing agreement, the servicer may be merged or consolidated or any person resulting from any merger or consolidation to which the servicer is a party, or any person succeeding to the business of the servicer, will be the successor to the servicer under the servicing agreement.

In addition, TRS or any of its affiliates will be the administrator of the issuing entity and will agree, to the extent provided in the servicing agreement, to provide notices and to perform on behalf of the issuing entity all administrative obligations required by the indenture and as described in the servicing agreement. As compensation for its performance of the administrator’s obligations under the servicing agreement, the administrator will be entitled to a monthly fee not to exceed $5,000, in addition to reimbursement for its liabilities and extra out-of-pocket expenses related to its performance of the administrator’s obligations, to be paid by the transferor.

Servicer Covenants

In the servicing agreement, the servicer has agreed that, as to the receivables included in the issuance trust and the related accounts designated to be included in the issuing entity’s Portfolio, it will, among other things:

•

duly satisfy all obligations on its part to be fulfilled under or in connection with the receivables or the related accounts, and will maintain in effect all qualifications required in order to service the receivables or accounts, the failure to comply with which would have an Adverse Effect;

•	not authorize any rescission or cancellation of the receivables or any collateral certificate, except as ordered by a court of competent jurisdiction or other governmental authority;

•	take no action to impair the rights of the issuing entity, the indenture trustee or the noteholders of any series, class or tranche of notes in the receivables or any collateral certificate; and

•	not reschedule, revise or defer payments due on the receivables, except in accordance with its guidelines for servicing receivables; and

•

except in connection with its enforcement or collection of an account, take no action to cause any receivables to be evidenced by any instrument (as defined in the UCC) and, if any receivable is so evidenced as a result of the servicer’s action, it shall be deemed to be an Ineligible Receivable and shall be assigned to the servicer as provided below.

Under the terms of the servicing agreement, in the event any of the representations, warranties or covenants of the servicer contained in the clauses above is breached, and such breach has a material adverse effect on the indenture trustee’s or the issuing entity’s interest in such receivable or collateral certificate, as applicable and is not cured within 60 days (or such longer period, not in excess of 150 days, as may be agreed to by the indenture trustee and the transferor) from the earlier to occur of the discovery of such event by the servicer, or receipt by the servicer of written notice of such event given by the transferor or the indenture trustee, then all receivables in the account or accounts or each collateral certificate to which such event relates shall be assigned to the servicer on the terms and conditions set forth below; provided, however, that such receivables will not be assigned to the servicer if, on any day prior to the end of such 60-day or longer period:

•	the relevant representation and warranty shall be true and correct, or the relevant covenant shall have been complied with, in all material respects, and

•	the servicer shall have delivered to the transferor and the indenture trustee an officer’s certificate describing the nature of such breach and the manner in which such breach was cured.

Such assignment and transfer will be made when the servicer deposits an amount equal to the amount of such receivables or the Invested Amount of such collateral certificate in the collection account on the First Note Transfer Date following the Monthly Period during which such obligation arises. This reassignment or transfer and assignment to the servicer constitutes the sole remedy available to the noteholders of any series, class or tranche of notes if such representation, warranty or covenant of the servicer is not satisfied and the interest of the indenture trustee in any such reassigned receivables shall be automatically assigned to the servicer.

Servicer Default

In the event of any Servicer Default, either the indenture trustee or noteholders evidencing more than 50% of the aggregate outstanding dollar principal amount of all affected series of notes, by written notice to the servicer and the owner trustee (and to the indenture trustee if given by the noteholders) may terminate all of the rights and obligations of the servicer, as servicer, under the servicing agreement. The indenture trustee will appoint a new servicer. Any such termination and appointment is called a service transfer. If the only Servicer Default is bankruptcy-, insolvency-, receivership- or conservatorship-related, however, the bankruptcy trustee, the receiver or the conservator for the servicer or the servicer itself as debtor-in-possession may have the power to prevent the indenture trustee or noteholders from appointing a successor servicer. See “Risk Factors — Regulatory action could result in losses” in this prospectus.

The rights and interests of the transferor under the transfer agreement and the servicing agreement and in the transferor interest will not be affected by any termination notice or service transfer. If the indenture trustee within 60 days of receipt of a termination notice does not receive any bids from eligible servicers and the servicer delivers an officer’s certificate to the effect that the servicer cannot in good faith cure the Servicer Default that gave rise to the termination notice, then the indenture trustee shall, except when the Servicer Default is caused by the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the servicer, offer the transferor a right of first refusal to purchase the noteholders’ interest for all series of notes. This right of first refusal may be exercised by the transferor on the First Note Transfer Date in the next calendar month. The purchase price for the noteholders’ interest will be equal to the sum of the amounts specified therefor for each outstanding series of notes in the prospectuses and, for any notes offered hereby, in this prospectus.

The indenture trustee shall, as promptly as possible appoint a successor servicer. The successor servicer may be Centurion, FSB, the indenture trustee, any entity into which TRS, Centurion or FSB may be merged or converted or with which any of them may be consolidated, any entity resulting from any merger, conversion or consolidation to which any of TRS, Centurion or FSB will be a party, any entity succeeding to all or substantially all of the assets of any of TRS, Centurion or FSB, or an entity which, at the time of its appointment as successor servicer, (1) services a portfolio of charge or credit accounts, (2) is legally qualified and has the capacity to service the issuing entity’s Portfolio, (3) has, in the sole determination of the indenture trustee, demonstrated the ability to service professionally and competently a portfolio of similar accounts in accordance with high standards of skill and care, (4) is qualified to use the software that is then being used to service the accounts or obtains the right to use or has its own software which is adequate to perform its duties under the servicing agreement and other securitization agreements and (5) has a net worth of at least $[50,000,000] as of the end of its most recent fiscal quarter. The successor servicer shall accept its appointment by written instrument acceptable to the indenture trustee. The successor servicer is entitled to compensation out of collections; however, that compensation will not be in excess of the servicing fee. See “Deposit and Application of Funds — Servicer Compensation” in this prospectus for a discussion of the monthly servicing fee. Because TRS, as servicer, has significant responsibilities with respect to the servicing of the receivables, the indenture trustee may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to perform adequately the duties required of a successor servicer or may not be willing to perform such duties for the amount of the servicing fee currently payable under the applicable indenture supplement. If no successor servicer has been appointed by the indenture trustee and has accepted such appointment by the time the servicer ceases to act as servicer, all rights, authority, power and obligations of the servicer under the servicing agreement shall pass to and be vested in the indenture trustee. The Bank of New York Mellon, the indenture trustee, does not have credit or charge card operations. If The Bank of New York Mellon is automatically appointed as successor servicer, it may not have the capacity to perform the duties required of a successor servicer and current servicing compensation under the applicable indenture supplement may not be sufficient to cover its actual costs and expenses of servicing the receivables. Prior to any appointment of a successor servicer, the indenture trustee will seek to obtain bids from potential servicers meeting certain eligibility requirements set forth in the servicing agreement to serve as a successor servicer of servicing compensation not in excess of the servicing fee plus any amounts payable to the holder of the transferor interest pursuant to the transfer agreement. If the indenture trustee is legally unable to act as servicer, it will petition a court of competent jurisdiction to appoint any established institution qualifying as an eligible servicer as the successor servicer under the servicing agreement. The indenture trustee will notify each rating agency that has rated any outstanding series, class or tranche of notes, the transferor and the administrator upon the removal of the servicer and upon the appointment of a successor servicer.

Evidence as to Compliance

The fiscal year for the issuance trust will end on December 31 of each year. The servicer will file with the SEC an annual report on Form 10-K on behalf of the issuance trust 90 days after the end of its fiscal year.

The servicer will deliver to the indenture trustee and, if required, file with the SEC as part of an annual report on Form 10-K filed on behalf of the issuance trust, the following documents:

•

a report regarding its assessment of compliance during the preceding fiscal year with all applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the notes;

•

with respect to each assessment report described immediately above, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the asserting party, as set forth in relevant SEC regulations; and

•	a servicer compliance certificate, signed by an authorized officer of the servicer, to the effect that:

(i)    a review of the servicer’s activities during the reporting period and of its performance under the servicing agreement has been made under such officer’s supervision.

(ii)   to the best of such officer’s knowledge, based on such review, the servicer has fulfilled all of its obligations under the servicing agreement in all material respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

The servicer’s obligation to deliver any servicing assessment report or attestation report and, if required, to file the same with the SEC, is limited to those reports prepared by the servicer and, in the case of reports prepared by any other party, those reports actually received by the servicer.

Copies of all certificates and reports furnished to the indenture trustee may be obtained by a request in writing delivered to the indenture trustee. Except as described above or as described in this prospectus, there will not be any independent verification that any duty or obligation to be performed by any transaction party — including the servicer — has been performed by that party.

Indemnification

The servicing agreement provides that the servicer will indemnify the transferor, the issuing entity, the owner trustee and the indenture trustee from and against any loss, liability, expense, damage or injury suffered or sustained arising out of certain of the servicer’s actions or omissions with respect to the issuing entity pursuant to the servicing agreement. The servicer will also indemnify the issuing entity, the owner trustee and the indenture trustee from and against any loss, liability, expense, damage or injury suffered or sustained arising out of the administration of the issuance trust by the owner trustee pursuant to the servicing agreement.

Except as provided in the preceding paragraph, the transfer agreement and the servicing agreement provide that neither the transferor nor the servicer nor any of their respective directors, officers, employees, members or agents will be under any other liability to the issuing entity, the owner trustee, the indenture trustee, the noteholders, any provider of supplemental credit enhancement or any other person for any action taken, or for refraining from taking any action, in good faith pursuant to the transfer agreement or servicing agreement, as applicable. However, neither the transferor nor the servicer will be protected against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence of the transferor, the servicer or any such person in the performance of their duties or by reason of reckless disregard of their obligations and duties thereunder.

In addition, the servicing agreement provides that the servicer is not under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the servicing agreement. The servicer may, in its sole discretion, undertake any such legal action which it may deem necessary or desirable for the benefit of noteholders with respect to the servicing agreement and the rights and duties of the parties thereto and the interests of the noteholders thereunder.

Collection and Other Servicing Procedures

TRS has been servicing charge card accounts and credit card accounts since American Express began offering such accounts in 1958 and 1987, respectively. TRS has been the servicer for the issuance trust since receivables were first added to the issuance trust in October 2012. It has been servicing securitized charge card receivables since 1992 in its capacity as the servicer of the American Express Master Trust, and then the American Express Issuance Trust. It has been servicing securitized credit card receivables since 1996 in its capacity as the servicer of the American Express Credit Account Master Trust. See “Transaction Parties — TRS” in this prospectus. TRS currently is the servicer of the American Express Credit Account Master Trust and, in the future, may be the servicer of other master trusts or other securitization special purpose entities.

Pursuant to the servicing agreement, the servicer, whether acting itself or through one or more subservicers, is responsible for servicing, collecting, enforcing and administering the receivables in accordance with customary and usual procedures for servicing similar credit or charge receivables.

Servicing activities to be performed by the servicer include collecting and recording payments, communicating with accountholders, investigating payment delinquencies, providing billing and tax records to accountholders and maintaining internal records with respect to each account. Managerial and custodial services performed by the servicer on behalf of the issuing entity include providing assistance in any inspections of the documents and records relating to the accounts and receivables by the indenture trustee pursuant to the servicing agreement, maintaining the agreements, documents and files relating to the accounts and receivables as custodian for the issuing entity and providing related data processing and reporting services for noteholders and on behalf of the indenture trustee.

If TRS were to become a debtor in a bankruptcy case, a Servicer Default would occur and TRS could be removed as servicer for the issuance trust and a successor servicer would be appointed. See “Sources of Funds to Pay the Notes — Servicer Default” in this prospectus for more information regarding the appointment of a successor servicer.

Outsourcing of Servicing

Pursuant to the servicing agreement, TRS, as servicer, has the right to delegate or outsource its duties as servicer to any person who agrees to conduct such duties in accordance with the servicing agreement, the applicable account guidelines and the applicable account agreements. TRS has outsourced certain of its servicing functions by contracting with affiliated and unaffiliated third parties. TRS has contracted with Centurion and FSB to perform certain limited servicing functions with respect to the receivables arising in the accounts owned by each of Centurion and FSB, consisting of collecting and depositing (or causing to be deposited) into the collection account payments received in respect of such receivables and, when appropriate, charging off as uncollectible such receivables. With respect to each of Centurion and FSB, as compensation for subservicing and administering the receivables in accordance with the applicable subservicing agreement, TRS pays a fee mutually agreed to be fair consideration for the subservicing and administrative obligations performed by such subservicer.

The performance of certain servicing functions has been outsourced by TRS and its affiliates to third party vendors. Functions that are performed by outside vendors include card production and fulfillment, card replacement, contacting customers to collect delinquent and charged-off balances, responding to telephone service center inquiries, front end processing of customer disputes, data entry and imaging and remittance processing. Among other functions, TRS and its affiliates identify areas of risk, design, develop and implement models to minimize financial exposure and maximize customer spending, develop credit underwriting policies and procedures, underwrite and re-underwrite accounts and formulate risk management and credit criteria. The logic and rules inherent in the systems used by outside vendors to route customer inquiries and to make decisions about accounts are developed by TRS and its affiliates. Third party vendors are required to follow detailed account management procedures and policies of TRS in connection with any decisions made with respect to accounts with respect to which they provide services. TRS and its affiliates regularly audit and assess the performance of third party vendors to measure vendor quality and compliance. All third party vendors are required to comply with the account originators’ security and information protection requirements. Decisions to retain a third party vendor are based on cost, the ability of third parties to provide greater flexibility to TRS and its affiliates, experience, financial stability and various other factors.

Regulus West LLC

TRS’ proprietary facilities conduct paper payment remittance processing services. Since 1999, Regulus West LLC, a Delaware limited liability company referred to as “Regulus,” also has performed paper payment remittance processing services pursuant to an agreement with TRS. Regulus provides these services at three locations in the United States. Regulus also provides disaster recovery services to TRS. As a remittance processor, Regulus is responsible for, among other services, transmitting payment information to TRS, which TRS in turn uses to update its obligor records. Regulus also is responsible for processing the remittance checks received by TRS at these locations. Regulus is required to perform the services in accordance with service levels and procedures prescribed by TRS, and TRS regularly monitors Regulus’ performance and compliance with TRS’ standards. Regulus may not subcontract any of its duties to any third party without the prior consent of TRS, which TRS may withhold in its sole discretion. TRS has also reserved the right to perform for itself or have a third party perform any of the services performed by Regulus. Regulus West LLC is a wholly owned subsidiary of Regulus Group LLC, a remittance processing and print distribution company founded in 1995 and headquartered in Napa, California. Effective June 30, 2011, TransCentra, Inc., an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), one of the world’s leading private investment firms, completed its acquisition of 3i Infotech Limited’s (NSE: 3IINFOTEC) US-based Global Billing & Payments unit. The acquired unit, consisting of the subsidiaries formerly known as Regulus Group (including Regulus West LLC) and J&B Software, became a standalone Cerberus portfolio company, which now operates under the TransCentra brand. Regulus continues to provide remittance processing services to banks, credit card issuers, telecommunications carriers, utilities and insurance companies worldwide. Regulus is one of the largest retail remittance processors in the United States, processing more than 45 million payments per month.

In connection with the remittance processing conducted by TRS at its proprietary facility, TRS also has outsourced to a vendor in India the responsibility to manually review, encode and balance paper remittances that cannot be handled by TRS’ automatic payment matching equipment.

Notwithstanding any such delegation or outsourcing, TRS will continue to be liable for all of its obligations as servicer under the servicing agreement. In certain circumstances, however, TRS could be relieved of its duties as servicer upon the assumption of such duties by another entity. See “— Merger or Consolidation of the Transferor or the Servicer” and “Sources of Funds to Pay the Notes — Servicer Default” in this prospectus.

TRS and its affiliates retain the right to change various terms and conditions of the agreements with the third party vendors, and retain the right to change the third party vendors themselves. These changes may be the result of several different factors, including but not limited to: expiration of the servicing contract with the vendor, customer satisfaction, vendor quality and financial strength, compliance with required service levels, adherence to data protection and privacy requirements, adherence to security standards and requirements, performance and skill evaluations, risk management policies, and cost considerations. Accordingly, third party vendors who provide services to TRS, its affiliates and its accountholders may change from time to time, and noteholders will not be notified of any change. Similarly, to the extent that the terms and conditions are altered for agreements with third party vendors, noteholders will not be given notice of those changes.

If an affiliated or unaffiliated third party performing certain outsourced or delegated functions were to enter bankruptcy or become insolvent, then the servicing of the accounts in the issuing entity’s Portfolio could be delayed and payments on your notes could be accelerated, delayed or reduced.

[If an additional unaffiliated servicer will service 10% or more, but less than 20%, of the pool assets, provide the information contemplated in Item 1108(a)(2)(iii) of Regulation AB.]

[If an additional master servicer, affiliated servicer or other material servicer upon whose responsibilities the performance of the receivables in the trust is materially dependent will service the receivables in the issuance trust, or if an unaffiliated servicer will service 20% or more of the pool assets, provide the information contemplated in Item 1108(a)(3) of Regulation AB.]

Merger or Consolidation of the Transferor or the Servicer

The transfer agreement provides that the transferor may not consolidate with or merge into, or sell all or substantially all of its assets as an entirety to, any other entity unless:

(i)    the surviving entity is organized under the laws of the United States of America, any state thereof or the District of Columbia, and either is a savings association, national banking association, bank or other entity which is not eligible to be a debtor in a case under the United States Bankruptcy Code or is a special purpose entity whose powers and activities are limited;

(ii)   in a supplement to the transfer agreement, the surviving entity expressly assumes the transferor’s obligations under the transfer agreement and each related securitization agreement;

(iii)  the transferor shall have delivered to the owner trustee and the indenture trustee an officer’s certificate and an opinion of counsel to the effect that such consolidation, merger, conveyance transfer or sale and the supplement to the transfer agreement comply with the transfer agreement, and regarding the enforceability of the assumption agreement against the surviving entity;

(iv)  all filings required to perfect the issuing entity’s interest in any receivables or collateral certificates to be conveyed by the surviving entity shall have been duly made and copies thereof shall have been delivered to the indenture trustee and the owner trustee;

(v)   the indenture trustee and the owner trustee shall have received an opinion of counsel with respect to clause (iv) above and certain other matters specified in the transfer agreement; and

(vi)  the Rating Agency Condition shall have been satisfied.

Under the servicing agreement, the servicer may not consolidate with or merge into, or sell all or substantially all of its assets as an entirety to, any other entity unless, among other things:

(i)    the surviving entity is, if the servicer is not the surviving entity, a corporation or a banking association organized and existing under the laws of the United States of America or any state or the District of Columbia or is a special purpose entity whose powers and activities are limited;

(ii)   in a supplement to the servicing agreement, the surviving entity expressly assumes the servicer’s obligations under the servicing agreement and each related securitization agreement;

(iii)  the servicer shall have delivered to the owner trustee and the indenture trustee an officer’s certificate and on opinion of counsel to the effect that such consolidation, merger, conveyance transfer or sale comply with the servicing agreement;

(iv)  the servicer shall have delivered prompt notice of the consolidation, merger or transfer of assets to each rating agency that has rated any outstanding series, class or tranche of notes; and

(v)  the surviving entity is an eligible servicer under the servicing agreement.

Assumption of the Transferor’s Obligations

The transfer agreement permits a transfer of all or a portion of the transferor’s charge accounts and the receivables arising thereunder. This transfer may include all (but not less than all) of the transferor’s remaining interest in the receivables and any collateral certificates and its interest in the issuance trust, together with all other obligations under the transfer agreement or relating to the transactions contemplated thereby, to another entity that may or may not be affiliated with the transferor. Pursuant to the transfer agreement, the transferor is permitted to assign, convey and transfer these assets and obligations to such other entity, without the consent or approval of the noteholders of any series, class or tranche of notes, if the following conditions, among others, are satisfied:

(i)    in a supplement to the transfer agreement, the assuming entity expressly assumes the transferor’s obligations under the transfer agreement and each related securitization agreement;

(ii)   the transferor shall have delivered to the indenture trustee and the owner trustee an officer’s certificate and an opinion of counsel each stating that such transfer and assumption comply with the transfer agreement and regarding the enforceability of the assumption agreement against the assuming entity;

(iii)  all filings required to perfect the issuing entity’s interest in any receivables or collateral certificates to be conveyed by the assuming entity shall have been duly made and copies thereof shall have been delivered to the indenture trustee and the owner trustee;

(iv)  if the assuming entity is not eligible to be a debtor under the United States Bankruptcy Code, the transferor shall have delivered notice of such transfer and assumption to each rating agency that has rated any outstanding series, class or tranche of notes. If the assuming entity is eligible to be a debtor in a case under the United States Bankruptcy Code, the transferor shall have delivered copies of each such written notice to the servicer, each other transferor, the owner trustee and the indenture trustee and the Rating Agency Condition shall have been satisfied

(v)   the indenture trustee and the owner trustee shall have received an opinion of counsel with respect to clause (iii) above and certain other matters specified in the transfer agreement; and

(vi)  the indenture trustee and the owner trustee shall have received an Issuer Tax Opinion and any applicable master trust tax opinion.

The transfer agreement provides that the transferor, the assuming entity, the servicer, the issuing entity, the indenture trustee and the owner trustee may enter into amendments to the transfer agreement to permit the transfer and assumption described above without the consent of the noteholders of any series, class or tranche of notes. After any permitted transfer and assumption, the assuming entity will be considered a transferor for all purposes hereof, and the transferor will have no further liability or obligation under the transfer agreement or any related securitization agreement.

The Indenture

The notes will be issued pursuant to the terms of the indenture and a related indenture supplement. The following discussion and the discussions under “The Notes” in this prospectus and certain sections in the prospectus summary summarize the material terms of the notes, the indenture and the related indenture supplement. These summaries do not purport to be complete and are qualified in their entirety by reference to the provisions of the notes, the indenture and the related indenture supplement.

Indenture Trustee

The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the indenture for each series, class and tranche of notes issued by the issuing entity. See “Transaction Parties — The Indenture Trustee” in this prospectus for a description of The Bank of New York Mellon.

Under the terms of the indenture, the issuing entity has agreed to pay to the indenture trustee reasonable compensation for performance of its duties under the indenture. The indenture trustee has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee’s limited responsibilities include the following:

•	to deliver to noteholders of record certain notices, reports and other documents received by the indenture trustee, as required under the indenture;

•	to authenticate, deliver, cancel and otherwise administer the notes;

•	to maintain custody of any collateral certificates;

•	to establish and maintain necessary issuing entity accounts and to maintain accurate records of activity in those accounts;

•	to serve as the initial transfer agent, paying agent and registrar, and, if it resigns these duties, to appoint a successor transfer agent, paying agent and registrar;

•	to invest funds in the issuing entity accounts at the direction of the issuing entity (or its agent);

•	to represent the noteholders in interactions with clearing agencies and other similar organizations;

•	to distribute and transfer funds at the direction of the issuing entity, as applicable, in accordance with the terms of the indenture;

•

to periodically report on and notify noteholders of certain matters relating to actions taken by the indenture trustee, property and funds that are possessed by the indenture trustee, and other similar matters; and

•	to perform certain other administrative functions identified in the indenture.

In addition, the indenture trustee has the discretion to require the issuing entity to cure a potential event of default and to institute and maintain suits to protect the interest of the noteholders in the receivables and any applicable collateral certificate. The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent. The indenture trustee is not responsible for any investment losses to the extent that they result from Eligible Investments.

If an event of default occurs, in addition to the responsibilities described above, the indenture trustee will exercise its rights and powers under the indenture to protect the interests of the noteholders using the same degree of care and skill as a prudent person would exercise in the conduct of his or her own affairs. If an event of default occurs and is continuing, the indenture trustee will be responsible for enforcing the agreements and the rights of the noteholders. See “— Events of Default Remedies” in this prospectus. The indenture trustee may, under certain limited circumstances, have the right or the obligation to do the following:

•	demand immediate payment by the issuing entity of all principal of, and any accrued, past due and additional interest on, the notes;

•	enhance monitoring of the securitization;

•	protect the interests of the noteholders in the receivables or any collateral certificate in a bankruptcy or insolvency proceeding;

•	prepare and send timely notice to noteholders of the event of default;

•	institute judicial proceedings for the collection of amounts due and unpaid;

•	rescind and annul a declaration of acceleration of the notes at the direction of the noteholders following an event of default; and

•	cause the issuing entity to sell assets (see “Deposit and Application of Funds — Sale of Assets” in this prospectus).

Following an event of default, the holders of not less than 66 2⁄3% of the outstanding dollar principal amount of any affected series, class or tranche of notes will have the right to direct the indenture trustee to exercise certain remedies available to the indenture trustee under the indenture. In such case, the indenture trustee may decline to follow the direction of those holders only if it is advised by counsel and is provided with an opinion of counsel to the effect that: (i) the action so directed is unlawful or conflicts with the indenture, (ii) the action so directed would involve it in personal liability or (iii) the action so directed would be unjustly prejudicial to the noteholders not taking part in such direction.

If a Servicer Default occurs, in addition to the responsibilities described above, the indenture trustee may be required to appoint a successor servicer or to take over servicing responsibilities under the servicing agreement. See “Sources of Funds to Pay the Notes — Servicer Default” in this prospectus.

The indenture trustee may resign at any time by giving written notice to the issuing entity. The issuing entity may also remove, or any noteholder who has been a bona fide holder of a note of such series, class or tranche for at least 6 months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the removal of the indenture trustee if the indenture trustee is no longer eligible to act as trustee under the indenture (and any supplement thereto), the indenture trustee fails to comply with the Trust Indenture Act of 1939, as amended, the indenture trustee becomes incapable of acting with respect to any series, class or tranche of notes, or if the indenture trustee becomes insolvent. In all such circumstances, the issuing entity must appoint a successor indenture trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until the successor indenture trustee accepts the appointment. If an instrument of acceptance by a successor indenture trustee has not been delivered to the indenture trustee within 30 days of giving notice of resignation or removal, the indenture trustee may petition a court of competent jurisdiction to appoint a successor indenture trustee.

The issuing entity has agreed to pay the indenture trustee for all services rendered. The issuing entity will also indemnify the indenture trustee for any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the administration of the issuing entity. In certain instances, this indemnification will be higher in priority than payments to noteholders. See “The Indenture — Events of Default Remedies” in this prospectus. The indenture trustee may also be indemnified by the servicer pursuant to the terms of the indenture.

Any successor indenture trustee will execute and deliver to the issuing entity and its predecessor indenture trustee an instrument accepting such appointment. The successor indenture trustee must (i) be a corporation organized and doing business under the laws of the United States of America or of any state, (ii) be authorized under such laws to exercise corporate trust powers, (iii) have a combined capital and surplus of at least $[50,000,000], subject to supervision or examination by federal or state authority, and (iv) have a rating of at least BBB- by Standard & Poor’s. The issuing entity may not, nor may any person directly or indirectly controlling, controlled by, or under common control with the issuing entity, serve as indenture trustee.

The issuing entity or its affiliates may maintain accounts and other banking or trustee relationships with the indenture trustee and its affiliates.

Securities Intermediary

The Bank of New York Mellon is the securities intermediary under the indenture (and any supplement thereto) for each series, class and tranche of notes issued by the issuing entity.

Issuing Entity Covenants

The issuing entity will not, among other things:

•

claim any credit on or make any deduction from the principal and interest payable on the notes, other than amounts withheld in good faith from such payments under the Internal Revenue Code or other applicable tax law (including foreign withholding),

•	voluntarily dissolve or liquidate, or

•

permit (i) the validity or effectiveness of the indenture (or any supplement thereto) to be impaired, or permit the lien created by the indenture (or any supplement thereto) to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture, (ii) any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien in favor of the indenture trustee created by the indenture (or any supplement thereto)) to be created on or extend to or otherwise arise upon or burden the collateral transferred to the issuance trust or proceeds thereof or (iii) the lien in favor of the indenture trustee of the indenture (or any supplement thereto) not to constitute a valid first priority security interest in the collateral transferred to the issuance trust.

The issuing entity may not engage in any activity other than the activities set forth in the trust agreement, the material provisions of which are described in “The Issuing Entity” in this prospectus.

The issuing entity will also covenant that if:

•

the issuing entity defaults in the payment of interest on any series, class or tranche of notes when such interest becomes due and payable and such default continues for a period of 35 days following the date on which such interest became due and payable, or

•	the issuing entity defaults in the payment of the principal of any series, class or tranche of notes on its legal maturity date,

and that default continues beyond any specified grace period provided for that series, class or tranche of notes, the issuing entity will, upon demand of the indenture trustee, pay to the indenture trustee, for the benefit of the holders of any such notes of the affected series, class or tranche, the whole amount then due and payable on any such notes for principal and interest, after giving effect to any allocation and subordination requirements described in this prospectus, with interest, to the extent that payment of such interest will be legally enforceable, upon the overdue principal and upon overdue installments of interest. In addition, the issuing entity will pay an amount sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the indenture trustee, its agents and counsel and all other compensation due to the indenture trustee. If the issuing entity fails to pay such amounts upon such demand, the indenture trustee may institute a judicial proceeding for the collection of the unpaid amounts described above.

Early Amortization Events

The issuing entity will be required to repay in whole or in part, to the extent that funds are available for repayment after giving effect to all allocations and reallocations and, for subordinated notes of a multiple tranche series, to the extent payment is permitted by the subordination provisions of the senior notes of the same series, each affected series, class or tranche of notes upon the occurrence of an early amortization event.

Early amortization events applicable to all notes, including the Series 201[•]-[•] notes, include the following:

•	the occurrence of an event of default and acceleration of the notes of a series, class or tranche;

•	for any series, class or tranche of notes, the occurrence of the expected final payment date of such series, class or tranche of notes;

•	the issuing entity becoming an “investment company” within the meaning of the Investment Company Act of 1940, as amended;

•	the occurrence of certain events of bankruptcy or insolvency of the transferor or an account owner;

•

any account owner becomes unable for any reason to transfer receivables to TRS, TRS becomes unable for any reason to transfer receivables to the transferor or the transferor becomes unable for any reason to transfer receivables to the issuance trust; and

•	with respect to any series, class or tranche of notes, any additional early amortization event specified in the applicable prospectus.

In the case of any event described in the first, second and third bullet points above, an early amortization event shall occur with respect to the applicable series, class or tranche of notes without any notice or other action on the part of the owner trustee, the indenture trustee or any noteholders immediately upon the occurrence of such event. In the case of any event described in the fourth and fifth bullet points above, an early amortization event shall occur with respect to all outstanding series, class or tranche of notes without any notice or other action on the part of the owner trustee, the indenture trustee or any noteholders immediately upon the occurrence of such event (or, in the case of clause (y) below, immediately following the expiration of the 60-day grace period), but only to the extent that:

(x)    as of the date of such event, the average of the Monthly Pool Balance Percentage for the immediately preceding three Monthly Periods is equal to or greater than [10]%, or

(y)    as of the date of such event, the average of the Monthly Pool Balance Percentage for the immediately preceding three Monthly Periods is less than [10]%, and within 60 days following the occurrence of the related insolvency event or inability to transfer assets, the Pool Balance is not at least equal to the Required Pool Balance (without giving effect to principal receivables or collateral certificates attributable to the transferor or the account owner with respect to which the insolvency event or the inability to transfer assets has occurred).

In addition to the early amortization events applicable to all notes, each of the following events will be an early amortization event for the Series 201[•]-[•] notes:

•	if, for any Monthly Period, the Quarterly Excess Spread Percentage is less than the Required Excess Spread Percentage for such Monthly Period;

•

if, when required to do so, the transferor is unable to transfer additional receivables or additional collateral certificates to the issuance trust or to cause to be increased the Invested Amount of an existing collateral certificate included in the issuance trust;

•	any Servicer Default, as described in “Sources of Funds to Pay the Notes — Servicer Default” in this prospectus, occurs that would have a material adverse effect on the Series 201[•]-[•] noteholders;

•

TRS, the transferor or the issuing entity breaches other covenants, representations and warranties under the Series 201[•]-[•] Indenture Supplement or any other transaction document, which breach has a material adverse effect on the Series 201[•]-[•] noteholders and continues unremedied for a period of 60 days after written notice of such failure is given to TRS or the transferor by the indenture trustee or to the transferor and the indenture trustee by any Series 201[•]-[•] noteholder; and

•

the transferor fails to make any payment, transfer or deposit required to be made by it by the terms of the transfer agreement on or before the fifth business day after the date such payment or deposit is required to be made, or if such failure is caused by a nonwillful act of the Transferor, the Transferor fails to remedy such failure within five business days after receiving notice of such failure or otherwise becoming aware of such failure.

The amount repaid with respect to a series, class or tranche of notes will equal the outstanding dollar principal amount of that series, class or tranche, plus any accrued, past due and additional interest to but excluding the date of repayment. If the amount of Finance Charge Collections and Principal Collections allocable to the series, class or tranche of notes to be repaid, together with funds on deposit in the applicable issuing entity accounts and any amounts payable to the issuing entity under any applicable derivative agreement are insufficient to repay such amount in full on the next payment date after giving effect to the subordination provisions and all allocations and reallocations, monthly payments on the notes will thereafter be made on each payment date until the stated principal amount of the notes, plus any accrued, past due and additional interest, is paid in full, or the legal maturity date of the notes occurs, whichever is earlier. [However, if so specified in the prospectus, subject to certain exceptions, any notes that have the benefit of a derivative agreement or other type of arrangement will not be repaid prior to such notes’ expected final payment date.]

No Principal Collections will be allocated to a series, class or tranche of notes with a Nominal Liquidation Amount of zero, even if the stated principal amount of that series, class or tranche has not been paid in full. However, any funds previously deposited into the applicable issuing entity accounts and any amounts received from an applicable derivative agreement will still be available to pay principal of and interest on that series, class or tranche of notes. In addition, if Finance Charge Collections are available, they can be applied to reimburse reductions in the Nominal Liquidation Amount of that series, class or tranche due to charge-offs resulting from any uncovered Default Amount allocated to that series, class or tranche or due to Reallocated Principal Collections used to pay shortfalls in interest on senior notes and any other amounts specified in the prospectus.

Payments on notes that are repaid as described above will be made in the same priority as described in the prospectus. The issuing entity will give notice to holders of the affected notes of the occurrence of an early amortization event.

Events of Default

Each of the following events is an event of default for any affected series, class or tranche of notes:

•	for any series, class or tranche of notes, as applicable, the issuing entity’s failure, for a period of 35 days, to pay interest on such notes when such interest becomes due and payable;

•	for any series, class or tranche of notes, the issuing entity’s failure to pay the stated principal amount of such series, class or tranche of notes on the applicable legal maturity date;

•

the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture, for a period of 90 days after the indenture trustee or the holders of at least 25% of the aggregate outstanding dollar principal amount of the outstanding notes of any affected series, class or tranche has provided written notice requesting remedy of that breach, and, as a result of such default, the interests of the related noteholders are materially and adversely affected and continue to be materially and adversely affected during the 90-day period;

•	the occurrence of certain events of bankruptcy or insolvency of the issuing entity; or

•	for any series, class or tranche of notes, any additional events of default specified in the prospectus relating to that series, class or tranche.

Failure to pay the full stated principal amount of a note on its expected final payment date will not constitute an event of default. An event of default relating to one series, class or tranche of notes will not necessarily be an event of default relating to any other series, class or tranche of notes.

It is not an event of default if the issuing entity fails to redeem or repay a note prior to its legal maturity date because it does not have sufficient funds available or because payment of principal of a subordinated note is delayed because it is necessary to provide required subordination for senior notes.

Events of Default Remedies

The occurrence of an event of default involving the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture, for a period of 90 days after receiving written notice thereof results in an automatic acceleration of all of the notes, without notice or demand to any person, and the issuing entity will automatically and immediately be obligated to pay off the notes to the extent funds are available. If other events of default occur and are continuing for any series, class or tranche, either the indenture trustee or the holders of not less than 66 2⁄3% of the outstanding dollar principal amount of the notes of the affected series, class or tranche may declare by written notice to the issuing entity the principal of all those outstanding notes to be immediately due and payable. This declaration of acceleration may generally be rescinded by the holders of not less than 66 2⁄3% of the aggregate outstanding dollar principal amount of outstanding notes of the affected series, class or tranche.

If an event of default involving the issuing entity’s failure to pay the stated principal amount of a series, class or tranche of notes on the applicable legal maturity date or the bankruptcy or insolvency of the issuing entity occurs, either the indenture trustee or the holders of not less than 66 2⁄3% of the outstanding dollar principal amount of all of the outstanding notes (treated as one class) may declare by written notice to the issuing entity the principal of all the outstanding notes to be immediately due and payable.

If a series, class or tranche of notes is accelerated before its legal maturity date, the indenture trustee may, and at the direction of the holders of not less than 66 2⁄3% of the outstanding dollar principal amount of notes of the affected series, class or tranche at any time thereafter will, at any time thereafter sell or direct the sale of assets in the issuance trust as provided in the prospectus for that series, class or tranche of notes.

In addition, a sale of assets in the issuance trust following an event of default and acceleration of a tranche of subordinated notes of a multiple tranche series may be delayed as described under “Deposit and Application of Funds — Sale of Assets” in this prospectus if the payment is not permitted by the subordination provisions of the senior notes of the same series.

If the Nominal Liquidation Amount of a series, class or tranche of notes is greater than zero on the legal maturity date, assets will be sold, as described in “Deposit and Application of Funds — Sale of Assets” in this prospectus.

Upon the sale of assets in the issuance trust following (i) an event of default and acceleration of a series, class or tranche of notes and (ii) the legal maturity date of a series, class or tranche of notes, the Nominal Liquidation Amount of that series, class or tranche of notes will be reduced to zero upon such sale even if the proceeds of that sale, amounts on deposit in issuing entity accounts for that series, class or tranche and any other amounts available to such noteholders are not enough to pay all remaining amounts due on those notes. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to that series, class or tranche of notes. The notes of that series, class or tranche will be considered to be paid in full and the holders of that series, class or tranche of notes will have no further right or claim and the issuing entity will have no further obligation or liability for principal of and interest on those notes. Noteholders of that series, class or tranche will receive the proceeds of the sale in an amount not to exceed the outstanding dollar principal amount of their notes, plus any accrued, past due and additional interest on such notes. The notes of that series, class or tranche will no longer be outstanding under the indenture (or any supplement thereto) once the sale occurs.

After giving effect to a sale of assets for a series, class or tranche of notes, the amount of proceeds and other amounts on deposit in the issuing entity accounts for that series, class or tranche may be less than the outstanding dollar principal amount of that series, class or tranche. This deficiency can arise due to unreimbursed reductions in the Nominal Liquidation Amount of that series, class or tranche or if the sale price for the assets was less than the outstanding dollar principal amount of that series, class or tranche. These types of deficiencies will not be reimbursed.

Any money or other property collected by the indenture trustee in connection with a sale of assets following an event of default and acceleration for a series, class or tranche of notes will be applied in the following priority, at the date fixed by the indenture trustee:

•	first, to pay all compensation owed to the indenture trustee for services rendered in connection with the indenture (and any supplement thereto);

•

second, to pay the amounts of principal and interest then due and unpaid with respect to the notes of that series, class or tranche, subject to the allocation provisions of the indenture and the related indenture supplement;

•	third, to pay any servicing fees owed to the servicer and any other fees or expenses then owing that series, class or tranche; and

•	fourth, to pay any remaining amounts to the issuing entity.

If a sale of assets in the issuance trust does not take place following an event of default and acceleration of a series, class or tranche of notes, then:

•

The issuing entity will continue to hold the assets, and distributions on the assets will continue to be applied in accordance with the distribution provisions of the indenture and the related indenture supplement.

•

Principal will be paid on the accelerated series, class or tranche of notes to the extent funds are received by the issuing entity and available to the accelerated series, class or tranche after giving effect to all allocations and reallocations and payment is permitted by the subordination provisions of the senior notes of the same series.

•

If the accelerated notes are a tranche of subordinated notes of a multiple tranche series, and the subordination provisions prevent the payment of the accelerated tranche of subordinated notes, prefunding of the senior notes of that series will begin, as provided in the applicable indenture supplement. Thereafter, payment will be made to the extent provided in the applicable indenture supplement.

•

On the legal maturity date of the accelerated notes, if the Nominal Liquidation Amount of the accelerated notes is greater than zero, the indenture trustee will direct the sale of assets as provided in the prospectus.

The holders of not less than 66 2⁄3% of the outstanding dollar principal amount of any accelerated series, class or tranche of notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee. However, this right may be exercised only if the indenture trustee is advised by counsel and is provided with an opinion of counsel upon which it may conclusively rely to the effect that the direction provided by the noteholders does not conflict with applicable law or the indenture or the related indenture supplement or have a substantial likelihood of involving the indenture trustee in personal liability. The holder of any note will have the right to institute suit for the enforcement of payment of principal of and interest on such note on the legal maturity date expressed in such note, and such right will not be impaired without the consent of that noteholder; provided, however, that the obligation to pay principal of and interest on the notes or any other amount payable to any noteholder will be without recourse to the transferor, indenture trustee, owner trustee or any affiliate, or any officer, employee, member or director thereof, and the obligation of the issuing entity to pay principal of and interest on the notes or any other amount payable to any noteholder will be subject to the allocation and payment provisions in the indenture and the applicable indenture supplement and limited to amounts available (after giving effect to such allocation and payment provisions) from the collateral pledged to secure the notes.

Generally, if an event of default occurs and any notes are accelerated, the indenture trustee is not obligated to exercise any of its rights or powers under the indenture (and any supplement thereto) unless the holders of affected notes offer the indenture trustee reasonable indemnity. Upon acceleration of the maturity of a series, class or tranche of notes following an event of default, the indenture trustee will have a lien on the collateral for those notes ranking senior to the lien of those notes for its unpaid fees and expenses.

The indenture trustee has agreed, and the noteholders will agree, that they will not at any time commence, or join in commencing, a bankruptcy case or other insolvency or similar proceedings under the laws of any jurisdiction against the issuing entity, the transferor or any master trust or other securitization special purpose entity that has issued a collateral certificate included in the issuance trust.

Meetings

If a series, class or tranche of notes are issuable in whole or in part as bearer notes, a meeting of noteholders of the series, class or tranche of notes may be called at any time and from time to time pursuant to the indenture to make, give or take any action provided by the indenture.

The indenture trustee will call a meeting upon request of the issuing entity or the holders of at least 10% in aggregate outstanding dollar principal amount of the outstanding notes of the series, class or tranche issuable in whole or in part as bearer notes. In any case, a meeting will be called after notice is given to holders of notes in accordance with the indenture. The indenture trustee may call a meeting of the holders of a series, class or tranche of notes at any time for any purpose.

The quorum for a meeting is a majority of the holders of the outstanding dollar principal amount of the related series, class or tranche of notes, as the case may be, unless a different percentage is specified for approving action taken at the meeting, in which case the quorum is such percentage.

Voting

Any action or vote to be taken by the holders of not less than 66 2⁄3%, or other specified percentage, of any series, class or tranche of notes may be adopted by the affirmative vote of the holders of not less than 66 2⁄3%, or the applicable other specified percentage, of the aggregate outstanding dollar principal amount of the outstanding notes of that series, class or tranche, as the case may be. For a description of noteholders’ voting, see “Risk Factors — You may have limited or no ability to control actions under the indenture, the transfer agreement, the servicing agreement or a master trust pooling and servicing agreement. This may result in, among other things, payment of principal being accelerated when it is beneficial to you to receive payment of principal on the expected final payment date, or it may result in payment of principal not being accelerated when it is beneficial to you to receive early payment of principal” in this prospectus.

Any action or vote taken at any meeting of holders of notes duly held in accordance with the indenture will be binding on all holders of the affected notes or the affected series, class or tranche of notes, as the case may be.

Notes held by the issuing entity, the transferor or any of their affiliates will not be deemed outstanding for purposes of voting or calculating a quorum at any meeting of noteholders.

Resolution of Repurchase Disputes

As discussed under “Description of the Receivables Purchase Agreements and the Sale Agreements —Repurchase Obligations” and “Sources of Funds to Pay the Notes — Representations and Warranties,” upon the breach of certain representations or warranties made on the receivables or the related accounts, the sponsor, Centurion, FSB or the transferor, as applicable, may be required to accept the reassignment of the receivables with respect to which a breach occurred. If the indenture trustee or any Series 201[•]-[•] noteholder (the “requesting party”) requests that the sponsor, Centurion, FSB or the transferor, as applicable (the “representing party”), accept reassignment of any receivable pursuant to the applicable purchase agreement or the transfer agreement due to an alleged breach of a representation or warranty, and the repurchase request has not been fulfilled or otherwise resolved within 180 days of the receipt of notice of such request by the sponsor, Centurion, FSB or transferor, as applicable, then the requesting party will have the right to refer the matter, at its discretion, to either mediation or non-binding third party arbitration or to binding third party arbitration, and the representing party will agree to the selected resolution method.

At the conclusion of the 180-day period described above, the representing party will provide notice informing the requesting party of the status of its request. However, in the absence of any such notice, the requesting party may presume that its request remains unresolved. The requesting party must provide the representing party written notice of its intention to refer an unresolved repurchase request to mediation or arbitration within 30 days of the conclusion of the 180-day period described above. If the requesting party is a noteholder but is not a record holder (including if such noteholder owns a beneficial interest in a notes in book-entry form), in connection with submitting a repurchase request, such requesting party will be required to provide (i) a written certification that it is a beneficial owner of notes and (ii) one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or other similar document to verify that the noteholder is, in fact, a beneficial owner of notes.

If the requesting party selects mediation as the resolution method, the mediation will be administered by a nationally recognized mediation association, and the fees and expenses of the mediation shall be allocated as mutually agreed upon by the representing party and the requesting party as part of the mediation. The mediator(s) will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects third-party arbitration as the resolution method, the third-party arbitration will be administered by a nationally recognized arbitration association mutually agreed upon by the representing party and the requesting party. The arbitrator(s) will be appointed from a list of neutrals maintained by the AAA. The arbitrator(s) will determine the allocation of the costs and expenses of the third-party arbitration.

A failure by the parties to resolve a disputed matter through mediation or non–binding arbitration shall not preclude either party from seeking a resolution through other options available to it, including the initiation of a judicial proceeding in a court of competent jurisdiction, subject to the provisions specified below as applicable to both mediations and arbitrations. By selecting binding arbitration, the requesting party will give up the right to sue in court, including the right to a trial by jury. No person may bring a putative or certified class action to arbitration.

The following provisions will apply to both mediations and third-party arbitrations:

•	Any mediation or arbitration will be held in New York, New York.

•

Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional or ancillary relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law.

•

The details and/or existence of any unfulfilled repurchase request, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties’ attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding; provided, however, that any discovery taken in any arbitration will be admissible in that particular arbitration. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party’s attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure and who are bound by substantially equivalent confidentiality obligations). Information will not be subject to the foregoing obligation of confidentiality (a) to the extent that such information is or becomes publicly available through no wrongful act of the party making the disclosure and (b) to the extent a party is required to disclose such information under applicable law, regulatory requirement or court order, provided that such party where reasonably practicable and to the extent legally permissible, provides the other party to the resolution procedure with prompt prior notice of the required disclosure so that such other party may object to the production of its confidential information or seek a protective order or other appropriate remedy.

A requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded.

Amendments to the Indenture and the Indenture Supplements

The issuing entity and the indenture trustee may amend, supplement or otherwise modify the indenture or any indenture supplement without the consent of any noteholder upon delivery of an Issuer Tax Opinion as described under “— Tax Opinions for Amendments” below and, to the extent a collateral certificate is included in the issuing entity’s assets, a master trust tax opinion with respect to the related master trust or other securitization special purpose entity, and upon delivery by the issuing entity to the indenture trustee of an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to have an Adverse Effect. Such amendments to the indenture or any indenture supplement may:

•	evidence the succession of another entity to the issuing entity, and the assumption by such successor of the covenants of the issuing entity in the indenture and the notes;

•

add to the covenants of the issuing entity, or have the issuing entity surrender any of its rights or powers under the indenture (or any supplement thereto), for the benefit of the noteholders of any or all series, classes or tranches;

•

cure any ambiguity, correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture (or any supplement thereto), or make any other provisions for matters or questions arising under the indenture;

•	add to the indenture certain provisions expressly permitted by the Trust Indenture Act of 1939, as amended;

•	establish any form of note, or to add to the rights of the holders of any series, class or tranche of notes;

•

provide for the acceptance of a successor indenture trustee under the indenture for one or more series, classes or tranches of notes and add to or change any of the provisions of the indenture as will be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one indenture trustee;

•	add any additional early amortization events or events of default relating to any or all series, classes or tranches of notes;

•

provide for the consolidation of any master trust and the issuing entity into a single entity or the transfer of assets in the master trust to the issuing entity after the termination of all series of master trust investor certificates (other than the related collateral certificate);

•

if one or more transferors are added to, or replaced under, the transfer agreement or a related pooling and servicing agreement, or one or more beneficiaries are added to, or replaced under, the trust agreement, make any necessary changes to the indenture or any other related document;

•	add assets to the issuance trust;

•	provide for additional or alternative forms of credit enhancement for any series, class or tranche of notes;

•	to comply with any regulatory, accounting or tax laws; or

•	qualify for sale treatment under generally accepted accounting principles.

The issuing entity and the indenture trustee may further amend the indenture or any indenture supplement to modify, eliminate or add to the provisions thereof to (i) facilitate compliance with the FDIC Rule or changes in laws or regulations applicable to the issuing entity or the transactions described in the indenture or any indenture supplement or (ii) cause the provisions of the indenture to conform to or be consistent with or in furtherance of the statements made herein with respect to the indenture or any indenture supplement, in each case upon delivery by the issuing entity to the indenture trustee and the owner trustee of (x) an officer’s certificate of the issuing entity to the effect that (A) the issuing entity reasonably believes that such amendment will not have an Adverse Effect or (B) such amendment is required to remain in compliance with the FDIC Rule or any other change of law or regulation which applies to the issuing entity or the transactions governed by the transaction documents, or such amendment is required to cause the provisions of the indenture to conform to or be consistent with or in furtherance of the statements made herein with respect to the indenture or any indenture supplement and (y) an Issuer Tax Opinion.

Additionally, the indenture or any indenture supplement may also be amended without the consent of the indenture trustee or any noteholders upon delivery to the owner trustee and the indenture trustee of an Issuer Tax Opinion as described under “— Tax Opinions for Amendments” below and, to the extent a collateral certificate is included in the issuing entity’s assets, a master trust tax opinion with respect to the related master trust or other securitization special purpose entity, for the purpose of adding provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or any indenture supplement or of modifying in any manner the rights of the holders of the notes under the indenture or any indenture supplement; provided, however, that (i) the issuing entity shall deliver to the indenture trustee and the owner trustee an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to have an Adverse Effect and (ii) the Rating Agency Condition shall be satisfied with respect to such amendment.

Additionally, the indenture or any indenture supplement may also be amended without the consent of the indenture trustee or any noteholders upon delivery to the owner trustee and the indenture trustee of an Issuer Tax Opinion as described under “— Tax Opinions for Amendments” below and, to the extent a collateral certificate is included in the issuing entity’s assets, a master trust tax opinion with respect to the related master trust or other securitization special purpose entity, to provide for (i) the establishment of multiple asset pools and the designation of assets to be included as part of specific asset pools or (ii) those changes necessary for compliance with securities law requirements or banking laws or regulations; provided, however, that (i) the issuing entity shall deliver to the indenture trustee and the owner trustee an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to have an Adverse Effect and (ii) the Rating Agency Condition shall be satisfied with respect to such amendment.

The indenture trustee may, but shall not be obligated to, enter into any amendment which adversely affects the indenture trustee’s rights, duties, benefits, protections, privileges or immunities under the indenture (or any supplement thereto).

The issuing entity and the indenture trustee, upon delivery of an Issuer Tax Opinion as described under “— Tax Opinions for Amendments” below and, to the extent a collateral certificate is included in the issuing entity’s assets, a master trust tax opinion with respect to the related master trust or other securitization special purpose entity, may modify and amend the indenture or any indenture supplement, for reasons other than those stated in the prior paragraphs, with prior notice to each rating agency that has rated any outstanding series, class or tranche of notes and the consent of the holders of not less than 66 2⁄3% of the outstanding dollar principal amount of each series, class or tranche of notes affected by that modification or amendment. However, if the modification or amendment would result in any of the following events occurring, it may be made only with the consent of the holders of 100% of each outstanding series, class or tranche of notes affected by the modification or amendment:

•	a change in any date scheduled for the payment of interest on any note or the expected final payment date or legal maturity date of any note;

•

a reduction in the stated principal amount of, or interest rate on, any note, or a change in the method of computing the outstanding dollar principal amount, the Adjusted Outstanding Dollar Principal Amount, or the Nominal Liquidation Amount in a manner that is adverse to any noteholder;

•	a reduction in the amount of a discount note payable upon the occurrence of an early amortization event or other optional or mandatory redemption or upon the acceleration of its legal maturity date;

•	an impairment of the right to institute suit for the enforcement of any payment on any note;

•

a reduction in the percentage in outstanding dollar principal amount of the notes of any outstanding series, class or tranche, the consent of whose holders is required for modification or amendment of the indenture, any indenture supplement or any related agreement or for waiver of compliance with provisions of the indenture or for waiver of defaults and their consequences provided for in the indenture;

•

a modification of any of the provisions governing the amendment of the indenture any indenture supplement or the issuing entity’s covenants not to claim rights under any law which would affect the covenants or the performance of the indenture or any indenture supplement, except to increase any percentage of noteholders required to consent to any such amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected by such modification;

•	permission being given to create any lien or other encumbrance on the collateral ranking senior to the lien of the indenture;

•	a change in the city or political subdivision so designated with respect to any series, class or tranche of notes where any principal of, or interest on, any note is payable; or

•	a change in the method of computing the amount of principal of, or interest on, any note on any date.

The holders of a majority in aggregate outstanding dollar principal amount of the outstanding notes of an affected series, class or tranche may waive, on behalf of the holders of all of the notes of that series, class or tranche, compliance by the issuing entity with specified restrictive provisions of the indenture or the related indenture supplement.

The holders of not less than 66 2⁄3% of the aggregate outstanding dollar principal amount of the outstanding notes of an affected series, class or tranche may, on behalf of all holders of notes of that series, class or tranche, waive any past default under the indenture or the indenture supplement relating to that series, class or tranche of notes. However, the consent of the holders of all outstanding notes of a series, class or tranche is required to waive any past default in the payment of principal of, or interest on, any note of that series, class or tranche or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holders of each outstanding note of that series, class or tranche.

Tax Opinions for Amendments

No amendment to the indenture or any indenture supplement will be effective unless the issuing entity has delivered to the indenture trustee, the owner trustee and each rating agency that has rated any outstanding series, class or tranche of notes an Issuer Tax Opinion and, to the extent any collateral certificates are included in the issuance trust, an opinion of counsel that for federal income tax purposes (i) the amendment will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates issued by the related master trust or other securitization special purpose entity that were characterized as debt at the time of their issuance, (ii) the amendment will not cause the related master trust or other securitization special purpose entity to be treated as an association, or publicly traded partnership, taxable as a corporation and (iii) the amendment will not cause or constitute an event in which gain or loss would be recognized by any holder of investor certificates issued by the related master trust or other securitization special purpose entity.

Addresses for Notices

Notices to holders of notes will be given by mail, facsimile, or electronic transmission, or personally delivered to the holders notes, and sent to the addresses of the holders as they appear in the note register.

Issuing Entity’s Annual Compliance Statement

The issuing entity will be required to furnish annually to the indenture trustee a statement concerning its performance or fulfillment of covenants, agreements or conditions in the indenture (or any supplement thereto) as well as the presence or absence of defaults under the indenture (or any supplement thereto).

Indenture Trustee’s Annual Report

To the extent required by the Trust Indenture Act of 1939, as amended, the indenture trustee will mail each year to all registered noteholders a report concerning:

•	its eligibility and qualifications to continue as trustee under the indenture,

•	any amounts advanced by it under the indenture (or any supplement thereto),

•	the amount, interest rate and maturity date or indebtedness owing by the issuer to it in the indenture trustee’s individual capacity,

•	the property and funds physically held by it as indenture trustee,

•	any release or release and substitution of collateral subject to the lien of the indenture that has not previously been reported, and

•	any action taken by it that materially affects the notes and that has not previously been reported.

List of Noteholders

Three or more holders of notes of any series, class or tranche, each of whom has owned a note for at least six months, may, upon written request to the indenture trustee, obtain access to the current list of noteholders of the issuing entity for purposes of communicating with other noteholders concerning their rights under the indenture (or any supplement thereto) or the notes. The indenture trustee may elect not to give the requesting noteholders access to the list if it agrees to mail the desired communication or proxy to all applicable noteholders.

Reports

Monthly reports containing information on the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission to the extent required by the SEC. These reports will not be sent to noteholders. See “Where You Can Find More Information” in this prospectus for information as to how these reports may be accessed.

These reports, which will be prepared by TRS as servicer for each series, will include, among other things, the following information, to the extent applicable for the related month:

•

certain information regarding the activity in the issuance trust (e.g., beginning and end of month principal receivables, total receivables added, total receivables removed, end of month pool balance, end of month required pool balance, gross default amount, end of month number of accounts, etc.);

•	certain delinquency and loss information, including the annualized net default rate;

•	certain information regarding collections during the related month, including the principal payment rate and the trust portfolio yield;

•	the floating allocation percentage, shared excess finance charge collections, the principal allocation percentage, reallocated principal collections and shared excess principal collections;

•	interest to be paid on the corresponding payment date;

•	principal to be paid on the corresponding payment date, if any; and

•	the nominal liquidation amount for the related series.

On or before January 31 of each calendar year, the paying agent, on behalf of the indenture trustee, will furnish to each person who at any time during the prior calendar year was a noteholder of record a statement containing the information required to be provided by an issuer of indebtedness under the Internal Revenue Code. See “Federal Income Tax Consequences” in this prospectus.

Description of the Receivables Purchase Agreements and the Sale Agreements

The following summarizes the material terms of the Centurion receivables purchase agreement, which is the receivables purchase agreement between Centurion and TRS, the FSB receivables purchase agreement, which is the receivables purchase agreement between FSB and TRS, and the RFC VIII receivables purchase agreement, which is the receivables purchase agreement between TRS and RFC VIII. We refer to the Centurion receivables purchase agreement, the FSB receivables purchase agreement and the RFC VIII receivables purchase agreements collectively as the receivables purchase agreements and we refer to TRS and RFC VIII individually as the purchaser and collectively as the purchasers. Forms of the receivables purchase agreements are filed as exhibits to this registration statement, of which this prospectus is a part.

Sale of Receivables

Centurion and FSB are owners of the accounts which contain the receivables that are purchased by TRS pursuant to the respective receivables purchase agreement. Centurion and FSB are owners of the accounts which contain the receivables that are purchased by RFC VIII pursuant to the RFC VIII receivables purchase agreement and then transferred by RFC VIII to the issuance trust. In the future, receivables generated in accounts owned by TRS may also be purchased by RFC VIII pursuant to the RFC VIII receivables purchase agreement and then transferred by RFC VIII to the issuance trust. In connection with the sale of receivables to TRS and RFC VIII, each of Centurion, FSB and TRS has:

•	filed appropriate UCC financing statements to evidence the sale to the respective purchaser and to perfect the right, title and interest of such purchaser in those receivables; and

•	indicated in its books and records (including any related computer files) that the receivables have been sold by it to the respective purchaser.

Pursuant to the applicable receivables purchase agreement, Centurion, FSB and TRS, respectively:

•

sold all of its right, title and interest, if any, in the receivables existing in the initial accounts at the applicable cut-off date and in the receivables thereafter arising in those accounts, in each case including all recoveries allocable to such receivables, all monies due or to become due, all amounts received or receivable, all collections and all proceeds, each as it relates to such receivables; and

•

will, from time to time, at the request of the respective purchaser, designate additional accounts and sell to the respective purchaser all of its right, title and interest in the receivables existing in the additional accounts on the applicable addition cut-off date and in the receivables arising thereafter in those accounts, in each case including recoveries, all monies due or to become due, all amounts received or receivable, all collections and all proceeds, each as it relates to such receivables.

Pursuant to the transfer agreement, RFC VIII has assigned all of its right, title and interest in the respective receivables purchase agreement, including its right to enforce the agreement against TRS, to the indenture trustee, on behalf of the issuing entity.

Representations and Warranties

In each receivables purchase agreement, Centurion, FSB or TRS, respectively, represents and warrants to the respective purchaser that, among other things:

•	it is validly existing in good standing under the applicable laws of the applicable jurisdiction and has full power and authority to own its properties and conduct its business;

•

its execution and delivery of the receivables purchase agreement and its performance of the transactions contemplated by that agreement will not conflict with or result in any breach of any of the terms of any material agreement to which it is a party or by which its properties are bound and will not conflict with or violate any requirements of law applicable to it; and

•

all governmental authorizations, consents, orders, approvals, registrations or declarations required to be obtained by it in connection with its execution and delivery of, and its performance of the applicable receivables purchase agreement, have been obtained.

Repurchase Obligations

In each receivables purchase agreement, each of TRS, Centurion and FSB, respectively, makes the following representations and warranties, among others:

•

as of the applicable cut-off date with respect to the accounts, the list of accounts and information concerning the accounts provided by it is accurate and complete in all material respects, with certain permitted exceptions;

•	each receivable conveyed by it to the respective purchaser has been conveyed free and clear of any lien or encumbrance, except liens permitted by the applicable receivables purchase agreement;

•

all governmental authorizations, consents, orders, approvals, registrations or declarations required to be obtained, effected or given by it in connection with the conveyance of receivables to the respective purchaser have been duly obtained, effected or given and are in full force and effect;

•	as of each applicable selection date, each account was an Eligible Account;

•	as of each applicable selection date, each of the receivables then existing in the accounts was an Eligible Receivable;

•	as of the date of creation of any new receivable, such receivable is an Eligible Receivable; and

•	no selection procedures reasonably believed by it to be materially adverse to the interests of the respective purchaser have been used in selecting the accounts.

As described under “Sources of Funds to Pay the Notes — Representations and Warranties” in this prospectus, RFC VIII, in its capacity as the transferor to the issuing entity, makes corresponding representations to the issuing entity. The transfer agreement provides that if the transferor materially breaches any of such representations, subject to certain conditions, the transferor will be required to accept reassignment of the related Ineligible Receivables. The RFC VIII receivables purchase agreement provides that if TRS materially breaches any of the representations and warranties described above and, as a result, RFC VIII is required under the transfer agreement to accept a reassignment of the related Ineligible Receivables transferred to the issuing entity by RFC VIII, then TRS will accept reassignment of such Ineligible Receivables and pay to RFC VIII an amount equal to the unpaid balance of such Ineligible Receivables. The Centurion receivables purchase agreement and FSB receivables purchase agreement provide that if Centurion or FSB, as applicable, materially breaches any of the representations and warranties described above and, as a result, TRS is required under the RFC VIII receivables purchase agreement to accept a reassignment of the related Ineligible Receivables transferred to RFC VIII by TRS, then Centurion or FSB, as applicable, will accept reassignment of such Ineligible Receivables and pay to TRS an amount equal to the unpaid balance of such Ineligible Receivables. See “— Representations and Warranties” in this prospectus.

Reassignment of Other Receivables

Each of Centurion, FSB and TRS, as applicable, also represents and warrants in the respective receivables purchase agreement that (i) such receivables purchase agreement and any supplemental conveyance each constitutes a legal, valid and binding obligation of Centurion, FSB or TRS, as applicable, and (ii) such receivables purchase agreement and any supplemental conveyance constitute a valid sale to the respective purchaser of all right, title and interest of Centurion, FSB or TRS, as applicable, of the receivables, including all recoveries, all monies due or to become due, all amounts received or receivable, all collections and all proceeds, each as it relates to such receivables, and that the sale is perfected under the applicable UCC. If a representation described in (i) or (ii) of the preceding sentence is not true and correct in any material respect and as a result of the breach the respective purchaser is required under the applicable receivables purchase agreement to accept a reassignment of all of the receivables previously sold by Centurion, FSB or TRS, as applicable, pursuant to such receivables purchase agreement, Centurion, FSB or TRS, as applicable, will accept a reassignment of those receivables. See “— Representations and Warranties” in this prospectus. If Centurion, FSB or TRS, as applicable, is required to accept such reassignment, Centurion, FSB or TRS, as applicable, will pay to the respective purchaser an amount equal to the unpaid balance of the reassigned receivables.

Amendments

The receivables purchase agreements may be amended by Centurion, FSB or TRS, as applicable, and the respective purchaser without consent of any noteholders. No amendment, however, may be effective unless:

•	the Rating Agency Condition will be satisfied with respect to such amendment; and

•	TRS will deliver an officer’s certificate, dated the date of such action, stating that it reasonably believes that the amendment will not result in an event of default or an early amortization event.

Each receivables purchase agreements may be further amended by Centurion, FSB or TRS, as applicable, and the respective purchaser to modify, eliminate or add to the provisions of such receivables purchase agreement to (i) facilitate compliance with the FDIC Rule or changes in laws or regulations applicable to Centurion, FSB or TRS, as applicable, the respective purchaser or the transactions described in such receivables purchase agreement or (ii) cause the provisions in such receivables purchase agreement to conform to or be consistent with or in furtherance of the statements made herein with respect to such receivables purchase agreement, in each case upon delivery by TRS to the indenture trustee of (x) an officer’s certificate of TRS to the effect that (A) TRS reasonably believes that such amendment will not have an Adverse Effect or (B) such amendment is required to remain in compliance with the FDIC Rule or any other change of law or regulation which applies to Centurion, FSB or TRS, as applicable, the respective purchaser or the transactions governed by the transaction documents, or such amendment is required to cause the provisions of such receivables purchase agreement to conform to or be consistent with or in furtherance of the statements made herein with respect to such receivables purchase agreement and (y) an Issuer Tax Opinion.

Termination

The Centurion receivables purchase agreement and the FSB receivable purchase agreement will not terminate at least until the earlier of (i) the termination of the issuing entity pursuant to the trust agreement, (ii) the termination of the RFC VIII receivables purchase agreement and (iii) the execution of a receivables purchase agreement between Centurion or FSB and a special purpose entity that is a wholly-owned subsidiary of Centurion, FSB or an affiliate, pursuant to which Centurion or FSB will sell receivables to such entity, such entity will convey such receivables to the issuance trust. The RFC VIII receivable purchase agreement will not terminate at least until the earlier of (i) the termination of the issuer pursuant to the trust agreement and (ii) an amendment to the transfer agreement to replace RFC VIII as the transferor under the transfer agreement or to designate an addition transferor under the transfer agreement. Nevertheless, if a receiver or conservator is appointed for Centurion or FSB or a bankruptcy proceeding is commenced against TRS or certain other liquidation, bankruptcy, insolvency or other similar events occur, Centurion, FSB or TRS, as the case may be, will cease to transfer receivables to the respective purchaser and promptly give notice of that event to such purchaser and the indenture trustee, unless the bankruptcy court, receiver or conservator instructs otherwise.

Sale from Credco

On an ongoing basis, Credco purchases from TRS receivables arising in commercial charge accounts owned by TRS. In connection with the designation of Aggregate Addition Accounts and New Accounts to the issuing entity’s Portfolio, Credco and TRS may, in the future, enter into sale agreements, pursuant to which Credco will sell to TRS all of its right, title and interest in the receivables existing in designated accounts and in the receivables thereafter arising in those accounts, including all recoveries allocable to such receivables, all monies due or to become due, all amounts received or receivable and all collections and all proceeds, each as it relates to such receivables.

Asset Representations Review

As discussed under “Description of the Receivables Purchase Agreements and the Sale Agreements—Repurchase Obligations” and “Sources of Funds to Pay the Notes — Representations and Warranties,” the sponsor, Centurion, FSB and the transferor make certain representations and warranties regarding the receivables and the related accounts. As described below, the asset representations reviewer will be responsible for performing a review of all receivables in the Trust Portfolio that are more than 60 days contractually delinquent (i.e., 60 days past the date a payment amount is first due under the applicable card member agreement) and the accounts relating to such receivables for compliance with certain of these representations and warranties if the following sequential events occur:

•	as of the end of any Monthly Period, the 60-Day Delinquency Percentage equals or exceeds the Delinquency Threshold, as described below under “— Delinquency Event”; and

•

the noteholders have voted to direct a review of all receivables in the Trust Portfolio that are more than 60 days contractually delinquent and the accounts relating to such receivables for compliance with the ARR Representations and Warranties on the receivables and the accounts, as described below under “— Voting Event.”

Delinquency Event

If, with respect to any Monthly Period, the 60-Day Delinquency Percentage equals or exceeds the Delinquency Threshold, the transferor will disclose such occurrence in the issuance trust’s monthly distribution report on Form 10-D relating to such Monthly Period.

The “60-Day Delinquency Percentage” for any Monthly Period will equal the average for the three consecutive Monthly Periods ending with such Monthly Period of the aggregate outstanding balance of receivables in the Trust Portfolio that are more than 60 days contractually delinquent (not including any Defaulted Receivables), as a percentage of the total receivables outstanding in the Trust Portfolio, in each case as of the end of the applicable Monthly Period. We determined to base the delinquency event on the percentage of receivables in the Trust Portfolio that are more than 60 days contractually delinquent because it is a relatively stable metric by which to measure nonperforming assets at different points in time. We determined to use a rolling three-month average of monthly delinquency percentages because it is a measure of nonperforming assets over a period of time and is, therefore, a better measure of the significance of that nonperformance than is a measure of nonperforming assets at any particular point in time.

The “Delinquency Threshold” will initially equal [•]%, although the Delinquency Threshold will be reviewed and may be adjusted as described below. The initial Delinquency Threshold is calculated as the product of the historical peak percentage of receivables in the Trust Portfolio and the Prior Trust Portfolio that were more than 60 days contractually delinquent (not including any Defaulted Receivables) as of the end of any Monthly Period from [the formation of the American Express Issuance Trust in May 2005 to [•] 201[•]] ([•]%) and a multiplier of [•]. The “Prior Trust Portfolio” refers to the receivables included in the American Express Issuance Trust, a securitization platform also sponsored by TRS that was established in May 2005 and terminated in September 2013. Like the Trust Portfolio, the Prior Trust Portfolio included receivables from consumer and small business charge accounts owned by Centurion and FSB. In addition, beginning in January 2009, the Prior Trust Portfolio included receivables from commercial charge accounts owned by TRS[, although receivables from commercial charge accounts never represented more than [•]% of the receivables in the Prior Trust Portfolio].

In determining the manner in which the Delinquency Threshold is calculated, we sought to identify a circumstance when rising delinquencies might begin to cause a reasonable investor concern that the receivables in the Trust Portfolio might not have complied with the representations and warranties made with respect to those receivables in the transfer agreement and the receivables purchase agreements. We considered two primary factors: (i) the historical peak percentage of receivables in the Trust Portfolio and the Prior Trust Portfolio that were more than 60 days contractually delinquent and (ii) the history of repurchase demands for receivables in the Trust Portfolio and the Prior Trust Portfolio where the breach of a representation or warranty had been asserted. During the period from [the formation of the American Express Issuance Trust in May 2005 to [•] 201[•]], the historical peak percentage of receivables in the Trust Portfolio and the Prior Trust Portfolio that were more than 60 days contractually delinquent was [•]%. During that same period, neither the indenture trustee nor any noteholder with respect to either the issuing entity or the American Express Issuance Trust made or has made a repurchase demand or asserted a breach of a representation or warranty concerning the receivables. We believe that considering the historical delinquencies of both the Trust Portfolio and the Prior Trust Portfolio together in setting the Delinquency Threshold is appropriate due to strong similarities in the characteristics of the two portfolios. Further, taking into account historical delinquency performance of the Prior Trust Portfolio will provide a significantly longer performance period for review. We believe that delinquency percentages that do not exceed the historical peak delinquency percentage by a reasonable margin are far less likely to bear either a causal or a correlative relationship to any putative or actual breaches of representations and warranties concerning delinquent receivables, particularly in the case of the issuing entity, where no repurchase demand has ever been made nor breach of a representation or warranty been asserted. Further, we believe that establishing a reasonable margin above the historical peak delinquency percentage will reduce the likelihood that the Delinquency Threshold is breached due to general fluctuations in consumer credit cycles or other factors, including changes in the macro-economic environment or underwriting decisions, that are unrelated to breaches of representations and warranties. Based on these considerations, we believe that the Delinquency Threshold, calculated as described above, is an appropriate measure to trigger a review by the asset representations reviewer for a securitization platform that, together with the Prior Trust Portfolio, offers over ten years of securitization history with no history of repurchase demands.

The Delinquency Threshold will be reviewed and may be adjusted upon the occurrence of either of the following events:

(i)    the filing of a registration statement with the SEC relating to any notes to be offered and sold from time to time by the transferor, on behalf of the issuing entity; and

(ii)   a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in the judgment of the transferor, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the charge card accounts comprising the Trust Portfolio or the manner by which delinquencies are defined or determined;

provided, however, that, once the 60-Day Delinquency Percentage for any Monthly Period exceeds the Delinquency Threshold, a review of the Delinquency Threshold that would otherwise be undertaken as described above will be delayed until the date on which it is first reported in the issuance trust’s monthly distribution report on Form 10-D that the 60-Day Delinquency Percentage for the related Monthly Period no longer exceeds the Delinquency Threshold.

In the case of a review undertaken upon the occurrence of an event described in clause (i) above, we may increase or decrease the Delinquency Threshold, including by increasing or decreasing the multiplier used to calculate the Delinquency Threshold, by any amount we reasonably determine to be appropriate based on the composition of the Trust Portfolio at the time of the review. In the case of a review undertaken upon the occurrence of an event described in clause (ii) above, we may increase or decrease the Delinquency Threshold, including by increasing or decreasing the multiplier used to calculate the Delinquency Threshold, by any amount we reasonably determine to be appropriate as a result of the related change in law or regulation. Any adjustment to the Delinquency Threshold will be disclosed in the trust’s monthly distribution report on Form 10-D relating to the Monthly Period in which the adjustment occurs, which report will include a description of how the adjusted Delinquency Threshold rate was determined to be appropriate.

Voting Event

Following the disclosure in a monthly distribution report on Form 10-D that the 60-Day Delinquency Percentage with respect to the related Monthly Period exceeded the Delinquency Threshold, investors in the Series 201[•]-[•] notes and all other outstanding series issued by the issuing entity will have the right to determine whether or not to initiate a vote to direct an asset representations review by providing written notice to the indenture trustee of their desire to initiate such a vote. If any of the noteholders providing such notice is not a record holder (including if such noteholder owns a beneficial interest in a note in book-entry form), the indenture trustee may require that noteholder to provide (i) a written certification that it is a beneficial owner of notes and (ii) one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or other similar document to verify that the noteholder is, in fact, a beneficial owner of notes.

If, within [90] days following the date of disclosure that the Delinquency Threshold has been exceeded, noteholders holding notes evidencing not less than 5% of the aggregate unpaid principal amount of all series of outstanding notes (excluding any notes held by the sponsor, the depositor, the servicer or any of their affiliates) provide written notice to the indenture trustee of their desire to initiate a vote, the indenture trustee will promptly provide notice of such occurrence to all noteholders and commence a solicitation of votes of noteholders to initiate a review. In addition, the transferor will disclose in the issuance trust’s monthly distribution report on Form 10-D relating to the Monthly Period during which the 5% notice threshold was reached that a vote to direct an asset representations review has commenced.

The vote on whether to initiate an asset representations review will be completed within [90] days of the delivery by the indenture trustee of notice to noteholders that a solicitation of votes has commenced. If, at the end of the [90]-day voting period, noteholders holding notes evidencing more than 50% of the aggregate unpaid principal amount of all outstanding series of notes participating in such vote (excluding any notes held by the sponsor, the depositor, the servicer or any of their affiliates) elect to direct an asset representations review, the indenture trustee will promptly provide notice of such occurrence to the transferor, the servicer and the sponsor, and the servicer will provide notice to the asset representations reviewer. In addition, the transferor will disclose the results of the vote in the issuance trust’s monthly distribution report on Form 10-D relating to the Monthly Period during which the voting period ended.

Asset Representations Review Process

Following receipt of notice from the servicer that noteholders have voted to direct an asset representations review, the asset representations reviewer will perform a review of all receivables in the Trust Portfolio that were more than 60 days contractually delinquent (and the accounts relating to such receivables), as of the last day of the Monthly Period immediately preceding the monthly period during which the [90]-day voting period ended, for compliance with the ARR Representations and Warranties on such receivables and the accounts. The asset representations review will be performed in accordance with the procedures set forth in the asset representations review agreement.

The asset representations review agreement provides that, in connection with any asset representations review, the servicer will grant the asset representations reviewer access to documentation related to the performance of its review of the applicable accounts and receivables. The servicer will generally grant access to the review documentation within [60] days of the servicer’s notice to the asset representations reviewer, and the asset representations review will generally be completed within [60] days of the asset representations reviewer receiving access to the necessary documentation.

Upon the completion of an asset representations review, the asset representations reviewer will provide a report to the indenture trustee, the sponsor, Centurion, FSB and the transferor of the findings and conclusions of the review of the receivables and the accounts. A summary of the asset representations reviewer’s report will be included in the issuance trust’s distribution report on Form 10-D for the distribution period in which the report is provided to the indenture trustee, the sponsor and the transferor

The asset representations reviewer will not be the party to determine whether any noncompliance with representations or warranties constitutes a breach of any contractual provision relating to the receivables or the accounts. With respect to any such noncompliance with representations and warranties identified during the asset representations review, the sponsor will be the party to determine whether a contractual breach has occurred relating to the receivables or the accounts.

Asset Representations Reviewer

[            ], a [            ] organized under the laws of [            ], has been engaged to serve as the asset representations reviewer with respect to the receivables in the Trust Portfolio. [Describe to what extent the asset representations reviewer has had prior experience for asset-backed securities transactions involving credit and charge card receivables.]

The asset representations reviewer is not, and so long as the Series 201[•]-[•] notes are outstanding will not be, affiliated with Centurion, FSB, RFC VIII, TRS, the indenture trustee, the owner trustee or any of their affiliates. The asset representations reviewer is not the same party or an affiliate of any party hired by the sponsor or any underwriter to perform pre-closing due diligence work on the receivables.

Other Matters Relating to the Asset Representations Reviewer

The asset representations reviewer will be paid an annual fee of $[•] by the transferor, or the sponsor at the direction of the transferor, in accordance with the asset representations review agreement[, subject to an additional step-up payable if the 60-Day Delinquency Percentage exceeds a specified threshold.] However, the annual fee does not include the fees and expenses payable to the asset representations reviewer in connection with an asset representations review. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee in connection with an asset representations review of [$[•] per hour][insert any other fee methodology agreed upon by the asset representations reviewer and the transferor][, subject to a cap of $[•] per review], which fee will be paid by the transferor, or the sponsor at the direction of the transferor.

The asset representations review agreement provides that the asset representations reviewer will have no liability for any action taken or for refraining from the taking of any action in good faith or for errors in judgment, whether arising from express or implied duties under the asset representations review agreement, with exceptions for liability imposed by reason of the asset representations reviewer’s willful misfeasance, bad faith or negligence or its reckless disregard of its obligations. In addition, the asset representations reviewer will be entitled to rely in good faith on the documents provided to it in connection with the performance of its duties under the asset representations review agreement.

The asset representations reviewer will be replaced if it no longer meets the eligibility requirements under the asset representations review agreement. In addition, the transferor may remove and replace the asset representations reviewer (i) in connection with a material breach or failure to perform by the asset representations reviewer under the asset representations review agreement, (ii) in connection with certain bankruptcy events with respect to the asset representations reviewer or (iii) if the asset representations reviewer becomes a competitor of, or an affiliate of a competitor of, American Express.

The asset representations reviewer may not resign as asset representations reviewer except (i) upon determination that (A) the performance of its duties under the asset representations review agreement is no longer permitted under applicable law and (B) there is no reasonable action that it could take to make the performance of its obligations under the asset representations review agreement permitted under applicable law, or (ii) on or after [•] [•], 201[•], upon one year’s written notice. No resignation of the asset representations reviewer will become effective until a successor asset representations reviewer is in place. The expenses associated with changing from one asset representations reviewer to another asset representations reviewer will be paid as agreed upon by the transferor and the asset representations reviewer and will not be paid out of collections received on the trust’s assets.

Certain Legal Aspects of the Receivables

Consumer Protection Laws

The relationship between an accountholder and credit or charge lender is extensively regulated by federal, state and local consumer protection laws. With respect to charge accounts owned by the banks or TRS, the most significant applicable federal laws include the federal Truth-in-Lending, Equal Credit Opportunity, Fair Credit Reporting and Fair Debt Collection Practices Acts. These statutes and their respective implementing regulations, among other requirements, impose disclosure requirements before and when an account is opened and at the end of monthly billing cycles, limit accountholder liability for unauthorized use, prohibit certain discriminatory practices in extending credit or charging privileges, impose certain limitations on account-related finance charges and other fees, and regulate collection practices and the use of consumer reports. Accountholders are also entitled under the Truth-in-Lending Act to have payments and credits applied to their accounts promptly and to require billing errors to be resolved promptly.

In addition, pursuant to the Credit CARD Act, the federal Truth in Lending Act was amended to require advance notice of any changes in interest rates or fees (or other significant changes to the terms of a credit card account), and to prohibit generally rate increases on existing credit card account balances. These and additional amendments to the federal Truth in Lending Act may make it more difficult for the banks to originate additional accounts or for the servicer to collect payments on the receivables, and the finance charges and other fees that the account owners or their affiliates can charge on credit or charge card account balances may be reduced. Furthermore, cardholders may choose to use credit or charge cards less as a result of this legislation. Each of these results, independently or collectively, may reduce the effective yield on the charge card accounts in the Trust Portfolio, which could result in accelerated or reduced payments on your notes. See “Risk Factors — Changes to consumer protection laws, including in the application or interpretation thereof, may impede origination or collection efforts, change account holder use patterns, or reduce collections, any of which may result in acceleration of or reduction in payment on your notes” in this prospectus for a more complete description of the Credit CARD Act and the risks associated with it.

Pursuant to the Dodd-Frank Act, the CFPB has examination and enforcement authority with respect to certain federal consumer financial laws for some providers of consumer financial products and services, including American Express, Centurion and FSB. The CFPB is directed to prohibit “unfair, deceptive or abusive” acts or practices, and to ensure that all consumers have access to fair, transparent and competitive markets for consumer financial products and services. The review of products and practices to prevent unfair, deceptive or abusive conduct will be a continuing focus of the CFPB and banking regulators more broadly, as well as American Express’ own internal reviews. Internal and regulatory reviews have resulted in, and are likely to continue to result in, changes to American Express’ practices, products and procedures. Such reviews are also likely to continue to result in increased costs related to regulatory oversight, supervision and examination, and additional restitution to Card Members and may result in additional regulatory actions, including civil money penalties. In October 2012, American Express announced that it and certain of its subsidiaries reached settlements with several bank regulators, including the CFPB, relating to certain aspects of its U.S. consumer card practices. In December 2013, American Express announced that certain of its subsidiaries reached settlements with several banking regulators, including the CFPB, to resolve regulatory reviews of marketing and billing practices related to several credit card add-on products. For a description of these settlements, see “— Legal Proceedings” below.

The issuance trust may be liable for certain violations of consumer protection laws that apply to the receivables, either as assignee from the transferor with respect to obligations arising before transfer of the receivables to the issuance trust or as the party directly responsible for obligations arising after the transfer. In addition, an account holder may be entitled to assert such violations by way of set-off against the obligation to pay the amount of receivables owing. All receivables that were not created in compliance in all material respects with the requirements of such laws (if such noncompliance has a material adverse effect on the noteholders’ interest therein) will be reassigned to the transferor. The servicer has also agreed in the servicing agreement to indemnify the trust, among other things, for any liability arising from such violations caused by its servicing activities. For a discussion of the trust’s rights if the receivables were not created in compliance in all material respects with applicable laws, see “Sources of Funds to Pay the Notes — Representations and Warranties” in this prospectus.

The Servicemembers Civil Relief Act (SCRA) allows individuals on active duty in the military to cap the interest rate and fees on debts incurred before the call to active duty at 6%. In addition, subject to judicial discretion, any action or court proceeding in which an individual in military service is involved may be stayed if the individual’s rights would be prejudiced by denial of such a stay. Currently, some accountholders with outstanding balances have been placed on active duty in the military, and more may be placed on active duty in the future. In addition to the requirements of the SCRA, SCRA-covered American Express accountholders receive additional protections for the duration of their active duty status, including: (1) SCRA-eligible balances are subject to an interest rate of 0% for the life of the balance; (2) exclusion from increases to annual fees and annual percentage rates; and (3) exclusion from application of the penalty rate. Additionally, annual membership fees, late payment fees, return payment fees and return ATM fees are waived for covered accountholders for the duration of their active duty status.

Application of federal and state bankruptcy and debtor relief laws would affect the interests of noteholders in the receivables if such laws result in any receivables being charged off as uncollectible when there are no funds available from supplemental credit enhancement or other sources.

Legal Proceedings

In the ordinary course of business, American Express Company and its subsidiaries (“American Express”) are subject to various claims, investigations, examinations, pending and potential legal actions, and other matters relating to compliance with laws and regulations (collectively, legal proceedings).

During the last several years, as regulatory interest in credit card network pricing to merchants or terms of merchant rules and contracts has increased, American Express has responded to many inquiries from banking and competition authorities around the world. In addition, the Department of Justice and various merchants have initiated legal proceedings to challenge aspects of American Express’ card acceptance agreements with merchants on antitrust grounds.

In 2010, the DOJ, along with Attorneys General from Arizona, Connecticut, Hawaii (Hawaii has since withdrawn its claim), Idaho, Illinois, Iowa, Maryland, Michigan, Missouri, Montana, Nebraska, New Hampshire, Ohio, Rhode Island, Tennessee, Texas, Utah and Vermont filed a complaint in the U.S. District Court for the Eastern District of New York against American Express, MasterCard International Incorporated and Visa, Inc., alleging a violation of Section 1 of the Sherman Antitrust Act (the DOJ case). The complaint included allegations that provisions in American Express’ merchant agreements prohibiting merchants from steering a customer to use another network’s card or another type of card (“anti-steering” and “non-discrimination” contractual provisions) violate the antitrust laws. The complaint sought a judgment permanently enjoining American Express from enforcing its anti-steering and non-discrimination contractual provisions. The complaint did not seek monetary damages.

Following a non-jury trial in the DOJ case, the trial court found that the challenged provisions were anticompetitive and on April 30, 2015, the court issued an order entering a permanent injunction. The injunction, which became effective July 20, 2015, prohibits American Express from enforcing certain elements of the anti-steering provisions in the United States. American Express is vigorously pursuing an appeal of the decision and judgment.

In addition to the DOJ case, individual merchant cases and a putative class action are pending in the Eastern District of New York against American Express alleging that its anti-steering provisions in merchant card acceptance agreements violate U.S. antitrust laws. The individual merchant cases seek damages in unspecified amounts. Trial has been scheduled in the individual merchant cases for May 2, 2016. American Express’ motion for summary judgment is pending, and the plaintiffs have filed a motion for summary judgment.

Individual merchants have initiated arbitration proceedings raising similar claims concerning the anti-steering provisions in American Express’ card acceptance agreements and seeking damages. American Express is vigorously defending against those claims.

On November 6, 2015, a putative representative action was filed in California state court on behalf of the People of California by the San Francisco City Attorney for the benefit of California merchants that accept American Express’ cards. The complaint alleges that certain terms in American Express’s merchant agreements violate California law and seeks relief in the form of: (1) a declaratory judgment; (2) an injunction preventing American Express from enforcing those terms; (3) statutory civil penalties in an amount to be determined by the court; (4) restitution for alleged overcharges; and (5) attorney’s fees and cost of suit. American Express intends to defend the suit vigorously.

In July 2004, American Express was named as a defendant in a putative class action filed in the Eastern District of New York, captioned The Marcus Corporation v. American Express Company, et al., in which the plaintiffs allege an unlawful antitrust tying arrangement between certain of American Express’ charge cards and credit cards in violation of various state and federal laws. The plaintiffs in these actions seek injunctive relief and an unspecified amount of damages. In December 2013, American Express announced a proposed settlement of the Marcus case and the putative class action challenging American Express’ anti-steering provisions. The settlement, which provides for certain injunctive relief for the proposed classes, received preliminary approval in the United States

District Court for the Eastern District of New York. On August 4, 2015, the court denied final approval of the settlement; further proceedings are anticipated.

In July 2004, a purported class action complaint, Ross, et al. v. American Express Company, American Express Travel Related Services and American Express Centurion Bank, was filed in the United States District Court for the Southern District of New York alleging that American Express conspired with Visa, MasterCard and Diners Club in the setting of foreign currency conversion rates and in the inclusion of arbitration clauses in certain of their cardholder agreements. The suit seeks injunctive relief and unspecified damages. The class is defined as “all Visa, MasterCard and Diners Club general-purpose cardholders who used cards issued by any of the MDL Defendant Banks.” American Express Card Members are not part of the class. The settlement of the claims asserted on behalf of the damage class concerning foreign currency conversion rates was approved in 2012. On April 10, 2014, following a trial of the claims asserted by the injunction class concerning cardholder arbitration clauses, the Court dismissed plaintiffs’ claims and granted judgment in favor of American Express. Plaintiffs have appealed.

In October 2009, a putative class action, captioned Lopez, et al. v. American Express Bank, FSB and American Express Centurion Bank, was filed in the United States District Court for the Central District of California. The amended complaint sought to certify a class of California American Express Card Members whose interest rates were changed from fixed to variable in or around August 2009 or otherwise increased. On August 20, 2014, plaintiffs filed an amended nationwide complaint and an unopposed motion for preliminary approval of a settlement of the claims alleged in that complaint. The settlement provides for certain relief to class members, attorneys’ fees and costs of up to $6 million. On September 22, 2014, the motion for preliminary approval was denied without prejudice to renew. The parties are responding to the Court’s questions regarding the class notice and claims processes and the request for preliminary approval will be renewed.

Federal Income Tax Consequences

General

The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of an interest in the notes. The following summary has been prepared and reviewed by Orrick, Herrington & Sutcliffe LLP as special tax counsel to the issuing entity (“Special Tax Counsel”). The summary is based on the Internal Revenue Code of 1986, as amended as of the date hereof, and existing final, temporary and proposed Treasury regulations, revenue rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The summary is addressed only to original purchasers of an interest in the notes, deals only with interests in notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code and, except as specifically set forth below, does not address tax consequences of holding interests in notes that may be relevant to investors in light of their own investment circumstances or their special tax situations, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities, non-U.S. persons, or investors holding interests in the notes as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Further, this discussion does not address alternative minimum tax consequences or any tax consequences to holders of equity interests in a holder of an interest in a note. Special Tax Counsel is of the opinion that the following summary of federal income tax consequences is correct in all material respects. An opinion of Special Tax Counsel, however, is not binding on the Internal Revenue Service or the courts, and no ruling on any of the issues discussed below will be sought from the Internal Revenue Service. Moreover, there are no authorities on similar transactions involving interests issued by an entity with terms similar to those of the notes described in this prospectus. Further, note owners should be aware that this summary and the opinions contained herein may not be able to be relied upon to avoid any income tax penalties that may be imposed with respect to the notes. Accordingly, it is suggested that persons considering the purchase of an interest in notes should consult their own tax advisors with regard to the United States federal income tax consequences of an investment in an interest in the notes and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

Description of Opinions

As more fully described in this “Federal Income Tax Consequences” section, Special Tax Counsel is of the opinion generally to the effect that the issuing entity will not be subject to federal income tax, and further that the notes will be characterized as debt for United States federal income tax purposes. Additionally, Special Tax Counsel is of the opinion generally to the effect that the statements set forth in this section, to the extent that they constitute matters of law or legal conclusions, are correct in all material respects.

Special Tax Counsel has not been asked to opine on any other federal income tax matter, and the balance of this discussion does not purport to set forth any opinion of Special Tax Counsel concerning any other particular federal income tax matter. For example, the discussion of original issue discount below is a general discussion of federal income tax consequences relating to an investment in notes that are treated as having original issue discount, which discussion Special Tax Counsel opines is correct in all material respects as described above; however, that discussion does not set forth any opinion as to whether any particular tranche or series of notes will be treated as having original issue discount. Additionally, those matters as to which Special Tax Counsel renders opinions should be understood to be subject to the additional considerations in the discussions relating to those opinions set forth below.

Special Tax Counsel has not been asked to, and does not, render any opinion regarding the state or local income tax consequences of the purchase, ownership and disposition of a beneficial interest in the notes. See “— State and Local Tax Consequences” below.

This description of the substance of the opinions rendered by Special Tax Counsel is not intended as a substitute for an investor’s review of the remainder of this discussion of income tax consequences, or for consultation with its own advisors or tax return preparer.

Tax Characterization of the Issuing Entity and the Notes

Treatment of the Issuing Entity as an Entity Not Subject to Tax

Special Tax Counsel is of the opinion that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury regulation, revenue ruling or judicial decision, each of the issuing entity and, to the extent a collateral certificate is included in the issuing entity’s assets, the related master trust or other securitization special purpose entity will not be classified as an association or as a publicly traded partnership taxable as a corporation for federal income tax purposes. As a result, Special Tax Counsel is of the opinion that the issuing entity will not be subject to federal income tax. However, as discussed above, this opinion is not binding on the Internal Revenue Service and no assurance can be given that this characterization will prevail.

The precise tax characterization of the issuing entity for federal income tax purposes is not certain. It might be viewed as merely holding assets on behalf of the transferor as collateral for notes issued by the transferor. On the other hand, it could be viewed as one or more separate entities for tax purposes issuing the notes. This distinction, however, should not have a significant tax effect on holders of interests in notes except as stated below under “— Possible Alternative Characterizations.”

Treatment of the Notes as Debt

Special Tax Counsel is of the opinion that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury regulation, revenue ruling or judicial decision, the notes will be characterized as debt for United States federal income tax purposes. Additionally, the issuing entity will agree by entering into the indenture, and the holders of interests in notes will agree by their purchase and holding of an interest in notes, to treat the notes as debt secured by the receivables and other assets of the issuing entity for United States federal income tax purposes.

Possible Alternative Characterizations

If, contrary to the opinion of Special Tax Counsel, the Internal Revenue Service successfully asserted that a series or class of notes did not represent debt for United States federal income tax purposes, those notes might be treated as equity interests in the issuing entity or some other entity for such purposes. If so treated, investors could be treated either as partners in a partnership or, alternatively, as shareholders in a taxable corporation for such purposes. If an investor were treated as a partner in a partnership, it would be taxed individually on its respective share of the partnership’s income, gain, loss, deductions and credits attributable to the partnership’s ownership of the receivables and other assets and liabilities of the partnership without regard to whether there were actual distributions of that income. As a result, the amount, timing, character and source of items of income and deduction of an investor could differ if its interest in notes were held to constitute a partnership interest rather than debt. Treatment of a holder of an interest in notes as a partner could have adverse tax consequences to certain holders; for example, absent an applicable exemption, income to foreign persons would be subject to United States tax and United States tax return filing and withholding requirements, and individual holders might be subject to certain limitations on their ability to deduct their share of partnership expenses. Alternatively, the Internal Revenue Service could contend that some or all of the notes, or separately some of the other securities that the issuing entity is permitted to issue (and which are permitted to constitute debt or equity for federal income tax purposes), constitute equity in a partnership that should be classified as a publicly traded partnership taxable as a corporation for federal income tax purposes. Any such partnership would be classified as a publicly traded partnership and could be taxable as a corporation if its equity interests were traded on an “established securities market,” or are “readily tradable” on a “secondary market” or its “substantial equivalent.” The transferor intends to take measures designed to reduce the risk that the issuing entity could be classified as a publicly traded partnership; although the transferor expects that such measures will ultimately be successful, certain of the actions that may be necessary for avoiding the treatment of such other securities as “readily tradable” on a “secondary market” or its “substantial equivalent” are not fully within the control of the transferor. As a result, there can be no assurance that the measures the transferor intends to take will in all circumstances be sufficient to prevent the issuing entity from being classified as a publicly traded partnership. If the issuing entity or any relevant master trust were treated in whole or in part as one or more publicly traded partnerships taxable as a corporation, corporate tax imposed with respect to such corporation could materially reduce cash available to make payments on the notes, and foreign investors could be subject to withholding taxes. Additionally, no distributions from the corporation would be deductible in computing the taxable income of the corporation, except to the extent that any notes or other securities were treated as debt of the corporation and distributions to the related holder of an interest in notes or other security holders were treated as payments of interest thereon. Further, distributions to a holder of an interest in notes not treated as holding debt would be dividend income to the extent of the current and accumulated earnings and profits of the corporation (possibly without the benefit of any dividends received deduction). Prospective investors should consult their own tax advisors with regard to the consequences of possible alternative characterizations to them in their particular circumstances; the following discussion assumes that the characterization of the notes as debt and the issuing entity and any relevant master trust as entities not subject to federal income tax is correct.

Consequences to Holders of an Interest in the Offered Notes

Interest and Original Issue Discount

Subject to the discussion in the immediately following paragraph, stated interest on a note will be includible in gross income as it accrues or is received in accordance with the usual method of tax accounting of a holder of an interest in notes. If the notes are issued with original issue discount, the provisions of Sections 1271 through 1273 and 1275 of the Internal Revenue Code will apply to those notes. Under those provisions, a holder of an interest in such a note (including a cash basis holder) would be required to include the original issue discount on an interest in a note in income for federal income tax purposes on a constant yield basis, resulting in the inclusion of original issue discount in income in advance of the receipt of cash attributable to that income. Subject to the discussion below, an interest in a note will be treated as having original issue discount to the extent that its “stated redemption price” exceeds its “issue price,” if such excess equals or exceeds a “de minimis” amount equal to 0.25 percent multiplied by the weighted average life of the note (determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment). Under Section 1272(a)(6) of the Internal Revenue Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. However, no regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the notes is unclear, but the application of Section 1272(a)(6) could affect the rate of accrual of original issue discount and could have other consequences to holders of interests in the notes. Additionally, the Internal Revenue Service could take the position based on Treasury regulations that none of the interest payable on an interest in a note is “unconditionally payable” and hence that all of such interest should be included in its stated redemption price at maturity. If sustained, such treatment should not significantly affect tax liabilities for most holders of the notes, but prospective investors should consult their own tax advisors concerning the impact to them in their particular circumstances. The issuing entity intends to take the position that interest on the notes constitutes “qualified stated interest” and that the above consequences do not apply.

Notwithstanding the preceding paragraph, the issuing entity may sell all or a portion of certain classes or tranches of notes to one or more of its affiliates, and may have the right while the notes are so held, subject to certain conditions, to reset the interest rate on those notes (such notes, the “retained notes”). The analysis of the accrual of stated interest on, and the application of the original issue discount provisions of the Code with respect to, any retained notes is not completely certain; however, absent an actual sale at a discount equal to or exceeding the applicable “de minimis” amount of original issue discount, the issuing entity generally does not intend to treat retained notes as having been issued with original issue discount. Prospective purchasers of an interest in a retained note should consult their advisers with respect to the reporting of interest income in respect of retained notes, whether retained notes will be treated as issued with original issue discount, and the effect of any such treatment on them.

Market Discount

A holder of an interest in a note who purchases its interest at a discount that exceeds any original issue discount not previously includible in income may be subject to the “market discount” rules of Sections 1276 through 1278 of the Internal Revenue Code. These rules provide, in part, that gain on the sale or other disposition of a note and partial principal payments on a note are treated as ordinary income to the extent of accrued market discount. The market discount rules also provide for deferral of interest deductions with respect to debt incurred to purchase or carry a note that has market discount.

Market Premium

A holder of an interest in a note who purchases its interest at a premium may elect to amortize the premium against interest income over the remaining term of the note in accordance with the provisions of Section 171 of the Internal Revenue Code.

Disposition of an Interest in the Notes

Subject to exceptions such as in the case of “wash sales,” upon the sale, exchange or retirement of an interest in a note, the holder of such interest will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the holder’s adjusted tax basis in its interest in the note. A holder of an interest in a note may also recognize taxable gain or loss as a result of any resetting of the interest rate payable on a retained note by the issuing entity. The holder’s adjusted tax basis in its interest in the note generally will equal the cost of the interest in the note to such holder, increased by any market or original issue discount previously included in income by such holder with respect to the note, and decreased by the amount of any bond premium previously amortized and any payments of principal or original issue discount previously received by such holder with respect to such note. Except to the extent of any accrued market discount not previously included in income, any such gain treated as capital gain will be long-term capital gain if the interest in the note has been held for more than one year, and any such loss will be a capital loss, subject to limitations on deductibility.

3.8% Medicare Tax

Certain non-corporate United States persons will be subject to an additional 3.8% tax on all or a portion of their “net investment income”, which may include the interest payments and any gain realized with respect to the notes, less certain deductions. United States persons should consult their tax advisors with respect to any consequences of this 3.8% Medicare tax.

Foreign Holders

Under United States federal income tax law now in effect, subject to exceptions applicable to certain types of interest, payments of interest by the issuer to a holder of an interest in a note who, as to the United States, is a nonresident alien individual or a foreign corporation (a “foreign person”) will be considered “portfolio interest” and will not be subject to United States federal income tax and withholding tax provided the interest is not effectively connected with the conduct of a trade or business within the United States by the foreign person and the foreign person (i) is not for United States federal income tax purposes (a) actually or constructively a “10 percent shareholder” of the transferor, the issuer or any relevant master trust, (b) a “controlled foreign corporation” with respect to which the transferor, the issuer or any relevant master trust is a “related person” within the meaning of the Internal Revenue Code, or (c) a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (ii) provides the person who is otherwise required to withhold United States tax with respect to the notes with an appropriate statement (on IRS Form W-8BEN, Form W-8BEN-E or a substitute form), signed under penalties of perjury, certifying that the beneficial owner of the note is a foreign person and providing the foreign person’s name, address and certain additional information. If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by an IRS Form W-8BEN, Form W-8BEN-E or substitute form provided by the foreign person that owns the interest in the note. Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof. If such interest is not portfolio interest, then it will be subject to United States federal income and withholding tax at a rate of 30%, unless reduced or eliminated pursuant to an applicable tax treaty or such interest is effectively connected with the conduct of a trade or business within the United States and, in either case, the appropriate statement has been provided.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of an interest in a note by a foreign person will be exempt from United States federal income tax and withholding tax, provided that (i) such gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, and (ii) in the case of an individual foreign person, such individual is not present in the United States for 183 days or more in the taxable year.

The U.S. Treasury Department has issued final Treasury regulations which revise various procedural matters relating to withholding taxes. Holders of interests in notes should consult their tax advisors regarding the procedures whereby they may establish an exemption from withholding.

Backup Withholding and Information Reporting

Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of an interest in a note, may be subject to “backup withholding” tax under Section 3406 of the Internal Revenue Code if a recipient of such payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld would be allowed as a credit against such recipient’s United States federal income tax, provided appropriate proof is provided under rules established by the Internal Revenue Service. Furthermore, certain penalties may be imposed by the Internal Revenue Service on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the Internal Revenue Service concerning payments, unless an exemption applies. Holders of interests in the notes should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption.

Foreign Account Tax Compliance Act

Holders of interests in notes that are not United States persons should be aware of recent legislation commonly known as FATCA and related administrative guidance that impose a 30% United States withholding tax on certain payments (including interest payments in respect of notes and, beginning January 1, 2017, gross proceeds, including the return of principal, from the sale or other disposition, including redemptions, of notes) made to a non-United States entity that fails to take required steps to provide information regarding its “United States accounts” or its direct or indirect “substantial United States owners,” as applicable, or to certify that it has no such accounts or owners. Various exceptions are provided under the legislation and related administrative guidance. To comply with the requirements of FATCA, the indenture trustee or the paying agent may, in appropriate circumstances, require holders of interests in notes to provide information and tax documentation regarding their direct and indirect owners. The issuance trust will not be obligated to pay any additional amounts to “gross up” payments to holders of interests in notes as a result of any withholding or deduction for, or on account of, any present or future taxes, duties, assessments or government charges with respect to payments in respect of the notes. Prospective investors should consult their own tax advisors regarding the application and impact of FATCA based upon their particular circumstances.

The United States federal income tax discussion set forth above may not be applicable depending upon the particular tax situation of a holder of an interest in the notes, and does not purport to address the issues described with the degree of specificity that would be provided by a taxpayer’s own tax advisor. Accordingly, it is suggested that prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of an interest in the notes and the possible effects of changes in federal tax laws.

State and Local Tax Consequences

The discussion above does not address the taxation of the issuing entity or the tax consequences of the purchase, ownership or disposition of an interest in the notes under any state or local tax law. It is suggested that each investor should consult its own tax advisor regarding state and local tax consequences.

Benefit Plan Investors

Benefit plans are required to comply with restrictions under the Employee Retirement Income Security Act of 1974, known as ERISA, and/or section 4975 of the Internal Revenue Code, if they are subject to either or both sets of restrictions. The ERISA restrictions include rules concerning prudence and diversification of the investment of assets of a benefit plan — referred to as plan assets. A benefit plan fiduciary should consider whether an investment by the benefit plan in notes complies with these requirements.

In general, a benefit plan for these purposes includes:

•	a plan or arrangement which provides deferred compensation or certain health or other welfare benefits to employees;

•	an employee benefit plan that is tax-qualified under the Internal Revenue Code and provides deferred compensation to employees — such as a pension, profit-sharing, section 401(k) or Keogh plan; and

•

a collective investment fund or other entity if (i) the fund or entity has one or more benefit plan investors and (ii) certain “look-through” rules apply and treat the assets of the fund or entity as constituting plan assets of the benefit plan investor.

However, a plan maintained by a governmental employer is not a benefit plan for these purposes. Most plans maintained by religious organizations and plans maintained by foreign employers for the benefit of employees employed outside the United States are also not benefit plans for these purposes. A fund or other entity — including an insurance company general account — considering an investment in notes should consult its tax advisors concerning whether its assets might be considered plan assets of benefit plan investors under these rules.

Prohibited Transactions

ERISA and Section 4975 of the Internal Revenue Code also prohibit transactions of a specified type between a benefit plan and a party in interest who is related in a specified manner to the benefit plan. Individual retirement accounts and tax-qualified plans that provide deferred compensation to employees are also subject to these prohibited transaction rules unless they are maintained by a governmental employer or (in most cases) a religious organization. Violation of these prohibited transaction rules may result in significant penalties. There are statutory exemptions from the prohibited transaction rules, and the U.S. Department of Labor has granted administrative exemptions for specified transactions.

Potential Prohibited Transactions from Investment in Notes

There are two categories of prohibited transactions that might arise from a benefit plan’s investment in notes. Fiduciaries of benefit plans contemplating an investment in notes should carefully consider whether the investment would violate these rules.

Prohibited Transactions between the Benefit Plan and a Party in Interest

The first category of prohibited transaction could arise on the grounds that the benefit plan, by purchasing notes, was engaged in a prohibited transaction with a party in interest. A prohibited transaction could arise, for example, if the notes were viewed as debt of the transferor and the transferor is a party in interest as to the benefit plan. A prohibited transaction could also arise if TRS, the transferor, the indenture trustee, the servicer or another party with an economic relationship to the issuing entity either:

•	is involved in the investment decision for the benefit plan to purchase notes; or

•	is otherwise a party in interest as to the benefit plan.

If a prohibited transaction might result from the benefit plan’s purchase of notes, an administrative exemption from the prohibited transaction rules might be available to permit an investment in notes. The exemptions that are potentially available include the following prohibited transaction class exemptions:

•	96-23, available to “in-house asset managers”;

•	95-60, available to insurance company general accounts;

•	91-38, available to bank collective investment funds;

•	90-1, available to insurance company pooled separate accounts; and

•	84-14, available to “qualified professional asset managers.”

In addition to the class exemptions listed above, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide a statutory exemption for prohibited transactions between a benefit plan and a person or entity that is a party in interest to such benefit plan solely by reason of providing services to the benefit plan (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the benefit plan involved in the transaction), provided there is adequate security for the transaction.

However, even if the benefit plan is eligible for one of these exemptions, the exemption may not cover every aspect of the investment by the benefit plan that might be a prohibited transaction.

Prohibited Transactions between the Issuing Entity and a Party in Interest

The second category of prohibited transactions could arise if:

•	a benefit plan acquires notes, and

•

under the “look-through” rules of the U.S. Department of Labor plan asset regulation (located at 29 C.FR. 2510-3.101, as modified by Section 3(42) of ERISA and referred to in this prospectus as the plan asset regulation), assets of the issuer are treated as if they were plan assets of the benefit plan.

In this case, every transaction by the issuing entity would be treated as a transaction by the benefit plan using its plan assets.

If assets of the issuing entity are treated as plan assets of a benefit plan investor, a prohibited transaction could result if the issuing entity itself engages in a transaction with a party in interest as to the benefit plan. For example, if the issuing entity’s assets are treated as assets of the benefit plan and the issuing entity holds a credit or charge receivable that is an obligation of a participant who is a party in interest with respect to that same benefit plan, then there would be a prohibited extension of credit under ERISA between the benefit plan and a party in interest.

As a result, if assets of the issuing entity are treated as plan assets, there would be a significant risk of a prohibited transaction. Moreover, the prohibited transaction class exemptions referred to above could not be relied on to exempt all the transactions of the issuing entity from the prohibited transaction rules. In addition, because all the assets of the issuing entity would be treated as plan assets, managers of those assets might be required to comply with the fiduciary responsibility rules of ERISA.

Under an exemption in the plan asset regulation, assets of the issuing entity would not be considered plan assets, and so this risk of prohibited transactions should not arise, if a benefit plan purchases a note that:

•	is treated as indebtedness under local law, and

•	has no “substantial equity features.”

The issuing entity expects that all notes offered by this prospectus will be indebtedness under local law. Likewise, although there is no authority directly on point, the issuing entity believes that the notes should not be considered to have substantial equity features. As a result, the plan asset regulation should not apply to cause assets of the issuing entity to be treated as plan assets.

Investment by Benefit Plan Investors

For the reasons described in the preceding sections, and subject to the limitations referred to therein, benefit plans can purchase notes. However, the benefit plan fiduciary must ultimately determine whether the requirements of the plan asset regulation are satisfied. More generally, the fiduciary must determine whether the benefit plan’s investment in notes will result in one or more nonexempt prohibited transactions or otherwise violate the provisions of ERISA or the Internal Revenue Code.

Tax Consequences to Benefit Plans

In general, assuming the notes are debt for federal income tax purposes, interest income on notes would not be taxable to benefit plans that are tax-exempt under the Internal Revenue Code, unless the notes were “debt- financed property” because of borrowings by the benefit plan itself. However, if, contrary to the opinion of Special Tax Counsel, for federal income tax purposes, the notes are equity interests in a partnership and the partnership is viewed as having other outstanding debt, then all or part of the interest income on the notes would be taxable to the benefit plan as “debt-financed income.” Benefit plans should consult their tax advisors concerning the tax consequences of purchasing notes.

Underwriting

Subject to the terms and conditions of the underwriting agreement for the Series 201[●]-[●] notes, the issuing entity has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the Class A notes, the Class B notes and the Class C notes set forth opposite its name:

Underwriters of the Class A Notes	Stated Principal Amount
[A Co.]	$	[	●]
[B Co.]		[	●]
[C Co.]		[	●]

	$	[	●]

Underwriters of the Class B Notes	Stated Principal Amount
[A Co.]	$	[	●]
[B Co.]		[	●]
[C Co.]		[	●]

	$	[	●]

Underwriters of the Class C Notes	Stated Principal Amount
[A Co.]	$	[	●]
[B Co.]		[	●]
[C Co.]		[	●]

American Express Receivables Financing Corporation II, or RFC II, may purchase directly all or a portion of the Class B notes and Class C notes upon initial issuance and, at a subsequent date, may sell all or a portion of the Class B notes or Class C notes in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. In connection with any such sale, RFC II may be deemed to be an underwriter of the Class B notes or Class C notes under the Securities Act of 1933 and any discounts or commissions received by it and any profit realized by it on the sale or resale of the Class B notes or Class C notes may be deemed to be underwriting discounts and commissions. However, upon initial issuance, there will be no underwriting arrangement with respect to the Class B notes or Class C notes purchased directly by RFC II. Proceeds to the issuing entity from any sale of the Class B notes or Class C notes will equal the purchase price paid by their purchaser, net of any expenses payable by the issuing entity and any compensation payable to any underwriter or agent.

The underwriting agreement provides that the obligation of the Class A underwriters to pay for and accept delivery of the Class A notes, the obligation of the Class B underwriters to pay for and accept delivery of the Class B notes and the obligation of the Class C underwriters to pay for and accept delivery of the Class C notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. All of the Series 201[●]-[●] notes offered hereby will be issued if any are issued.

The Class A underwriters have advised the issuing entity that the several underwriters propose initially to offer the Class A notes to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that public offering price less a concession not in excess of [●]% of the principal amount of the Class A notes. The Class A underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [●]% of the principal amount of the Class A notes.

The Class B underwriters have advised the issuing entity that the several underwriters propose initially to offer the Class B notes to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that public offering price less a concession not in excess of [●]% of the principal amount of the Class B notes. The Class B underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [●]% of the principal amount of the Class B notes.

The Class C underwriters have advised the issuing entity that the several underwriters propose initially to offer the Class C notes to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that public offering price less a concession not in excess of [●]% of the principal amount of the Class C notes. The Class C underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [●]% of the principal amount of the Class C notes.

In connection with the sale of the Series 201[●]-[●] notes, the underwriters may engage in:

•	over-allotments, in which members of the syndicate selling the Series 201[●]-[●] notes sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;

•	stabilizing transactions, in which purchases and sales of the Series 201[●]-[●] notes may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;

•

syndicate covering transactions, in which members of the selling syndicate purchase the Series 201[●]-[●] notes in the open market after the distribution has been completed in order to cover syndicate short positions; and

•

penalty bids, by which underwriters reclaim a selling concession from a syndicate member when any of the Series 201[●]-[●] notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Series 201[●]-[●] notes to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity, the transferor and TRS will, jointly and severally, indemnify the underwriters against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities.

The issuing entity will receive proceeds of approximately $[●] from the sale of the Series 201[●]-[●] notes. This amount represents [●]% of the principal amount of those notes. The issuing entity will receive this amount net of the underwriting discount of $[●]. The underwriting discount represents [●]% of the principal amount of those notes. Additional offering expenses are estimated to be $[●]. The issuing entity will pay those proceeds to the transferor, who will use the proceeds as described in “Use of Proceeds” in this prospectus.

Offering Restrictions

Each underwriter of these Series 201[●]-[●] notes has agreed that:

•

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done by it in relation to any Series 201[●]-[●] notes in, from or otherwise involving the United Kingdom; and

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Series 201[●]-[●] notes in circumstances in which Section 21(1) of the FSMA does not apply to the trust or the transferors.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”), each underwriter of these Series 201[●]-[●] notes has agreed that, with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of Series 201[●]-[●] notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Series 201[●]-[●] notes to the public in that Relevant Member State:

•	at any time to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•

at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive (defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Series 201[●]-[●] notes shall require the issuing entity or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

As used in this prospectus, the expression an “offer of Series 201[●]-[●] notes to the public” in relation to any Series 201[●]-[●] notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Series 201[●]-[●] notes to be offered so as to enable an investor to decide to purchase or subscribe the Series 201[●]-[●] notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Capital Requirements Regulation

None of the sponsor, the transferor, the issuing entity, indenture trustee, the owner trustee, the underwriters or any affiliate thereof, makes any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of Articles 404 to 410 of the Capital Requirements Regulation (Regulation (EU) No. 575/2013 of 26 June, 2013) (the “CRR”), Articles 50-56 of Regulation (EU) No 231/2013 (the “AIFM Regulation”) or any similar regulation and/or any corresponding regulatory requirements applicable to EU-regulated investors. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the Series 201[●]-[●] notes for investment compliance with the CRR, the AIFM Regulation and any other applicable requirements.

Legal Matters

Certain legal matters relating to the issuance of the notes will be passed upon for the banks, TRS and the issuance trust by Timothy J. Heine, Managing Counsel of TRS, and certain legal matters relating to the issuance of the notes will be passed upon for RFC VIII and the issuance trust by Carol V. Schwartz, Special Securitization Counsel of American Express Company. Mr. Heine and Ms. Schwartz each own or have the right to acquire a number of shares of common stock of American Express which in the aggregate is equal to less than 0.05% of the outstanding common stock of American Express. Certain other legal matters will be passed upon for the transferor and the issuance trust by Orrick, Herrington & Sutcliffe LLP, Richards, Layton & Finger, P.A. and Prince, Yeates & Geldzahler. Certain legal matters will be passed upon for any underwriters, agents or dealers by Orrick, Herrington & Sutcliffe LLP. Certain federal income tax matters will be passed upon for the transferor by Orrick, Herrington & Sutcliffe LLP. In addition, an opinion regarding the legality of the notes being offered and an opinion relating to federal income tax matters with respect to the issuance of the notes have been provided by Orrick, Herrington & Sutcliffe LLP and filed as exhibits to the registration statement relating to the notes.

Investor Communications

The transferor will include in each monthly distribution report on Form 10-D any request received during the applicable reporting period from an investor to communicate with other investors related to investors exercising their rights under the terms of the transaction documents. The information will include the name of the investor making the request, the date the request was received, a statement from the transferor regarding the receipt of such request stating that such investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents and a description of the method other investors may use to contact the requesting investor. The transferor will be responsible for any expenses in connection with the filing of the monthly distribution reports on Form 10-D.

If any requesting investor is a record holder of notes at the time of such request to communicate, such investor will not be required to provide verification of ownership. If the investor is not a record holder of notes (including if such investor owns a beneficial interest in a note in book-entry form), such investor will be required to provide a (i) written certification that it is a beneficial owner of notes and (ii) one other form of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or similar document to verify that the investor is, in fact, a beneficial owner of notes.

Where You Can Find More Information

We have filed a registration statement on Form SF-3 relating to the notes with the Securities and Exchange Commission (SEC) and have met the registrant requirements set forth in General Instruction I.A.1. to Form SF-3. This prospectus is part of the registration statement, but the registration statement includes additional information.

The servicer will file with the SEC all required annual reports on Form 10-K, monthly distribution reports on Form 10-D and current reports on Form 8-K.

You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet Web site (http://www.sec.gov). Our SEC filings may be located by using the SEC Central Index Key (CIK) for American Express Issuance Trust II, 0001562914. For purposes of any electronic version of this prospectus, the preceding uniform resource locator, or URL, is an inactive textual reference only. We have taken steps to ensure that this URL was inactive at the time the electronic version of this prospectus was created.

Reports that are filed with the SEC by the servicer pursuant to the Securities Exchange Act of 1934, as amended, may be accessed by any investor, free of charge, through an Internet Web site at [http://ir.americanexpress.com/ phoenix.zhtml?c=64467&p=irol-debtSEC]. In the event this Internet Web site is temporarily unavailable, TRS will provide to investors electronic or paper copies of such reports free of charge upon request. For purposes of any electronic version of this prospectus, the URL in this paragraph is an inactive textual reference only. We have taken steps to ensure that the URL in this paragraph was inactive at the time we created any electronic version of this prospectus.

We “incorporate by reference” information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC that is incorporated by reference will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus.

All monthly distribution reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of the issuing entity prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling us at: American Express Travel Related Services Company, Inc., 200 Vesey Street, New York, New York 10285-4405, attention: Secretary, (212) 640-5583.

Glossary of Defined Terms

“Addition Limit” means, unless and until each rating agency consents in writing:

•	the number of Additional Accounts designated for any three consecutive Monthly Periods will not exceed 15% of the number of accounts as of the first day of such three-month period;

•	the number of Additional Accounts designated for any twelve consecutive Monthly Periods will not exceed 20% of the number of accounts as of the first day of such twelve-month period;

•

the amount of receivables added to the issuance trust for any three consecutive Monthly Periods will not exceed 15% of the amount of receivables in the issuance trust as of the first day of such three-month period; and

•

the amount of receivables added to the issuance trust for any twelve consecutive Monthly Periods will not exceed 20% of the amount of receivables in the issuance trust as of the first day of such twelve-month period.

“Additional Accounts” means any Eligible Accounts designated to be included in the Portfolio of the issuance trust and whose receivables are transferred to the issuance trust as described in “Sources of Funds to Pay the Notes — Addition of Assets” in this prospectus. Additional Accounts include both Aggregate Addition Accounts and New Accounts.

“Adjusted Outstanding Dollar Principal Amount” means, for any date of determination, the outstanding dollar principal amount of the Series 201[●]-[●] notes as of that date, less any amounts on deposit in the principal funding account.

“Adverse Effect” means, with respect to any series, class or tranche of notes with respect to any action, that such action will at the time of its occurrence (a) result in the occurrence of an early amortization event or event of default relating to such series, class or tranche of notes, as applicable, (b) materially adversely affect the amount or timing of payments to be made to the noteholders of any series, class or tranche of notes pursuant to the indenture, or (c) adversely affect the security interest of the indenture trustee in collateral securing the notes unless otherwise permitted by the indenture.

“Aggregate Addition Accounts” means each charge account established pursuant to an account agreement between an account owner and any person, which account is designated to be included in the Portfolio of the issuance trust.

“ARR Representations and Warranties” means the representations and warranties set forth as an exhibit to the asset representations review agreement.

“Base Rate” means, for any Monthly Period, the sum of (i) the annualized percentage equivalent of a fraction, the numerator of which is equal to the sum of the Class A Monthly Interest, the Class B Monthly Interest and the Class C Monthly Interest for such Monthly Period and the denominator of which is the outstanding dollar principal amount of the Series 201[●]-[●] notes as of the last day of the preceding Monthly Period and (ii) the Servicing Fee Percentage for the Monthly Period.

“Business Day” is, unless otherwise indicated, any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York or any other state in which the principal executive offices of any account owner or the indenture trustee are authorized or obligated by law, executive order or governmental decree to be closed.

[Include for floating rate notes: “Class A Additional Interest” means, for any Payment Date, the product of:

•

the excess of Class A Monthly Interest for that Payment Date and any unpaid Class A Monthly Interest for a prior Payment Date over the aggregate amount of funds allocated and available to pay Class A Monthly Interest for that Payment Date;

•	the sum of (i) Class A note interest rate in effect for the Interest Period related to the current Payment Date and (ii) 2.0% per year; and

•	the actual number of days in that Interest Period divided by 360.]

[Include for fixed rate notes: “Class A Additional Interest” means, for any Payment Date, one-twelfth of the product of:

•

the excess of Class A Monthly Interest for that Payment Date and any unpaid Class A Monthly Interest for a prior Payment Date over the aggregate amount of funds allocated and available to pay Class A Monthly Interest for that Payment Date; and

•	the sum of (i) Class A note interest rate and (ii) 2.0% per year.]

[Include for floating rate notes: “Class A Monthly Interest” means, for any Payment Date, the product of:

•	the Class A note interest rate in effect for the Interest Period related to the current Payment Date;

•	the actual number of days in that Interest Period divided by 360; and

•	the outstanding dollar principal amount of the Class A notes as of the related Record Date;

provided, however, that for the first Payment Date, Class A Monthly Interest shall be equal to the interest accrued on the initial dollar principal amount of the Class A notes at the Class A note interest rate for the period from and including the issuance date to but excluding the first Payment Date. ]

[Include for fixed rate notes: “Class A Monthly Interest” means, for any Payment Date, an amount equal to one-twelfth of the product of:

•	the Class A note interest rate; and

•	the outstanding dollar principal amount of the Class A notes as of the related Record Date;

provided, however, that for the first Payment Date, Class A Monthly Interest shall be equal to $[●]. ]

[Include for floating rate notes: “Class B Additional Interest” means, for any Payment Date, the product of:

•

the excess of Class B Monthly Interest for that Payment Date and any unpaid Class B Monthly Interest for a prior Payment Date over the aggregate amount of funds allocated and available to pay Class B Monthly Interest for that Payment Date;

•	the sum of (i) Class B note interest rate in effect for the Interest Period related to the current Payment Date and (ii) 2.0% per year; and

•	the actual number of days in that Interest Period divided by 360.]

[Include for fixed rate notes: “Class B Additional Interest” means, for any Payment Date, one-twelfth of the product of:

•

the excess of Class B Monthly Interest for that Payment Date and any unpaid Class B Monthly Interest for a prior Payment Date over the aggregate amount of funds allocated and available to pay Class B Monthly Interest for that Payment Date; and

•	the sum of (i) Class B note interest rate and (ii) 2.0% per year.]

[Include for floating rate notes: “Class B Monthly Interest” means, for any Payment Date, the product of:

•	the Class B note interest rate in effect for the Interest Period related to the current Payment Date;

•	the actual number of days in that Interest Period divided by 360; and

•	the outstanding dollar principal amount of the Class B notes as of the related Record Date;

provided, however, that for the first Payment Date, Class B Monthly Interest shall be equal to the interest accrued on the initial dollar principal amount of the Class B notes at the Class B note interest rate for the period from and including the issuance date to but excluding the first Payment Date.]

[Include for fixed rate notes: “Class B Monthly Interest” means, for any Payment Date, one-twelfth of the product of:

•	the Class B note interest rate in effect for the Interest Period related to the current Payment Date; and

•	the outstanding dollar principal amount of the Class B notes as of the related Record Date;

provided, however, that for the first Payment Date, Class B Monthly Interest shall be equal to $[●]. ]

[Include for floating rate notes: “Class C Additional Interest” means, for any Payment Date, the product of:

•

the excess of Class C Monthly Interest for that Payment Date and any unpaid Class C Monthly Interest for a prior Payment Date over the aggregate amount of funds allocated and available to pay Class C Monthly Interest for that Payment Date;

•	the sum of (i) Class C note interest rate in effect for the Interest Period related to the current Payment Date and (ii) 2.0% per year; and

•	the actual number of days in that Interest Period divided by 360.]

[Include for fixed rate notes: “Class C Additional Interest” means, for any Payment Date, one-twelfth of the product of:

•

the excess of Class C Monthly Interest for that Payment Date and any unpaid Class C Monthly Interest for a prior Payment Date over the aggregate amount of funds allocated and available to pay Class C Monthly Interest for that Payment Date; and

•	the sum of (i) Class C note interest rate and (ii) 2.0% per year.]

[Include for floating rate notes: “Class C Monthly Interest” means, for any Payment Date, the product of:

•	the Class C note interest rate in effect for the Interest Period related to the current Payment Date;

•	the actual number of days in that Interest Period divided by 360; and

•	the outstanding dollar principal amount of the Class C notes as of the related Record Date;

provided, however, that for the first Payment Date, Class C Monthly Interest shall be equal to the interest accrued on the initial dollar principal amount of the Class C notes at the Class C note interest rate for the period from and including the issuance date to but excluding the first Payment Date.]

[Include for fixed rate notes: “Class C Monthly Interest” means, for any Payment Date, one-twelfth of the product of:

•	the Class C note interest rate; and

•	the outstanding dollar principal amount of the Class C notes as of the related Record Date;

provided, however, that for the first Payment Date, Class B Monthly Interest shall be equal to $[●]. ]

“Controlled Accumulation Amount” means, for any Payment Date relating to the controlled accumulation period, $[●]; provided, however, that if the commencement of the controlled accumulation period is delayed as described in “The Notes — Principal Payments — Postponement of Controlled Accumulation Period” in this prospectus, the Controlled Accumulation Amount will be $[●].

“Controlled Deposit Amount” means, for any Payment Date relating to the controlled accumulation period, an amount equal to the sum of the Controlled Accumulation Amount for such Payment Date and any Deficit Controlled Accumulation Amount for the immediately preceding Payment Date.

“Date of Processing” means, for any transaction or receipt of collections, the Business Day after such transaction or receipt is first output, in written form pursuant to the servicer’s usual and customary data processing procedures, from the servicer’s computer file of accounts comparable to the accounts in the issuing entity’s Portfolio (regardless of the effective date of recordation).

“Default Amount” means, for any Monthly Period, the sum of:

•

with respect to receivables included in the issuance trust, the aggregate amount of principal receivables other than Ineligible Receivables which became Defaulted Receivables in such Monthly Period, minus the aggregate amount of recoveries received in such Monthly Period, minus the amount of any Defaulted Receivables that the transferor or servicer became obligated to accept reassignment or assignment as described under “Sources of Funds to Pay the Notes — Representations and Warranties” and “— Servicer Covenants” in this prospectus; provided that, in the event of certain insolvency or bankruptcy events with respect to the transferor or the servicer, the amount of Defaulted Receivables subject to reassignment to the transferor or assignment to the servicer, as the case may be, will not be added to the sum so subtracted, and

•

with respect to any collateral certificate included in the issuance trust, the investor default amount or similar amount in the related master trust or other securitization special purpose entity allocated to the holder of the collateral certificate under the applicable securitization agreements for the related master trust or other securitization special purpose entity for such Monthly Period.

“Defaulted Receivables” means, for any Monthly Period, principal receivables that were charged off as uncollectible in such Monthly Period in accordance with the account guidelines and the applicable servicer’s customary and usual servicing procedures for servicing receivables comparable to the receivables. For purposes of this definition, a principal receivable in any account becomes a Defaulted Receivable on the Date of Processing it is recorded as charged-off on such servicer’s computer file of accounts.

“Deficit Controlled Accumulation Amount” means:

•

on the first Payment Date for the controlled accumulation period, the excess, if any, of the Controlled Accumulation Amount for such Payment Date over the amount deposited in the principal funding account on such Payment Date, and

•

on each subsequent Payment Date for the controlled accumulation period, the excess, if any, of the Controlled Deposit Amount for such Payment Date over the amount deposited in the Principal Funding Account on such Payment Date.

“Definitive Notes” means notes in definitive, fully registered form.

“Discount Option Percentage” has the meaning specified in “Sources of Funds to Pay the Notes — Discount Option” in this prospectus.

“Discount Option Receivables” means on any Date of Processing occurring in any Monthly Period following the Monthly Period in which a discount option date occurs, the product of (a) the Discount Option Percentage and (b) receivables received on such Date of Processing.

“Eligible Account” means a charge account established pursuant to an account agreement and owned by an account owner and its successors and permitted assigns which, as of the respective selection date, is a charge account:

•	in existence and maintained by an account owner or such successors or assigns;

•	is payable in United States dollars;

•	has not been identified by the servicer in its computer files as cancelled due to a related accountholder’s bankruptcy or insolvency;

•	has not been sold or pledged to any other party except for any other account owner that has entered into a receivables purchase agreement or the transferor;

•	does not have receivables which have been sold or pledged to any other party other than Credco, TRS or any transferor pursuant to the applicable receivables purchase agreement;

•

has an accountholder who has provided as his or her most recent billing address an address located in the United States, its territories or possessions or a United States military address (provided, however, that, at any time, up to 3% of the aggregate amount of receivables may have accountholders who have provided as their most recent billing addresses, addresses outside of such jurisdictions);

•	has not been identified as an account with respect to which the related card has been lost or stolen (if such account is a charge card account); and

•

does not have receivables that are Defaulted Receivables and does not have any receivables that have been identified by the servicer as having been incurred as a result of fraudulent use of any related charge product.

Eligible Accounts may include accounts, the receivables of which have been written off or which have been identified by the servicer in its computer files as cancelled due to a related accountholder’s bankruptcy or insolvency, in each case as of the applicable selection date; provided that:

•	the balance of all receivables included in such accounts is reflected on the books and records of the related account owner (and is treated for purposes of the transfer agreement) as “zero,” and

•	charging privileges with respect to all such accounts have been canceled in accordance with the account guidelines.

“Eligible Collateral Certificate” means a collateral certificate that has been duly authorized by the transferor and validly issued by the applicable master trust or other securitization special purpose entity and is entitled to the benefits of the applicable trust agreement or pooling and servicing agreement and with respect to which certain representations and warranties made by the transferor in the transfer agreement are true and correct in all material respects.

“Eligible Deposit Account” means either:

•	a segregated account with an Eligible Institution (other than any account owner), or

•

a segregated trust account with the corporate trust department of a depository institution (other than any account owner) organized under the laws of the United States or any one of the states thereof, or the District of Columbia (or any domestic branch of a foreign bank), and acting as a trustee for funds deposited in such account, so long as the rating of any of the unsecured or unguaranteed senior debt securities of such depository institution satisfies the publicly controlling and applicable ratings criteria established by each rating agency.

“Eligible Institution” means a depository institution (which may be the indenture trustee, the owner trustee or any affiliate thereof, but not any account owner) organized under the laws of the United States, any one of the states thereof (including the District of Columbia) or any domestic branch of a foreign bank, so long as such depository institution’s long-term unsecured debt rating or its certificate of deposit rating satisfies the publicly published controlling and applicable ratings criteria established by each rating agency that has rated any outstanding series, class or tranche of notes.

“Eligible Investments” means negotiable instruments, investment property or deposit accounts which are:

•	obligations fully guaranteed by the United States,

•

demand deposits, time deposits or certificates of deposit (having original maturities of no more than 365 days) of depository institutions or trust companies incorporated under the laws of the United States or any state thereof, or the District of Columbia (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities; provided that at the time of the issuer’s investment or contractual commitment to invest therein, the short-term debt rating of such depository institution or trust company are rated by each rating agency then rating any outstanding series in its highest rating category (or any other rating from any rating agency, upon satisfaction of the Rating Agency Condition),

•

commercial paper (having original or remaining maturities of no more than 30 days) that, at the time of the issuer’s investment or contractual commitment to invest therein, shall be rated by each rating agency then rating any outstanding series in its highest rating category (or any other rating from any rating agency, upon satisfaction of the Rating Agency Condition),

•	demand deposits, time deposits or certificates of deposit that are fully insured by the FDIC,

•	bankers’ acceptances (having original maturities of no more than 365 days) issued by any depository institution or trust company referred to in the second clause above,

•

time deposits, other than as referred to in the second clause above (having maturities not later than the First Note Transfer Date), with an entity the commercial paper of which shall be rated by each rating agency then rating any outstanding series in its highest rating category (or any other rating from any rating agency, upon satisfaction of the Rating Agency Condition), and

•

only to the extent permitted by Rule 3a-7 under the Investment Company Act of 1940, as amended, (a) money market funds that, at the time of the issuer’s investment or contractual commitment to invest therein, are rated by each rating agency then rating any outstanding series in its highest rating category

(or any other rating from any rating agency, upon satisfaction of the Rating Agency Condition) (including any such fund for which the indenture trustee or any affiliate of the indenture trustee is investment manager or advisor) or (b) any other investment of a type or rating, so long as the Rating Agency Condition is satisfied;

provided that, with respect to the issuing entity, Eligible Investments shall not include any obligation of an account owner.

“Eligible Receivable” means each receivable:

•	which has arisen in an Eligible Account;

•

which was created in compliance in all material respects with all requirements of law applicable to the related account owner and pursuant to an account agreement that complies with all requirements of law applicable to such account owner, the failure to comply with which would have an Adverse Effect;

•

with respect to which all material consents, licenses, approvals or authorizations of, or registrations or declarations with, any governmental authority required to be obtained or given in connection with the creation of such receivable or the execution, delivery and performance by the related account owner of the applicable account agreement have been duly obtained or given and are in full force and effect;

•

as to which, immediately prior to the transfer to the issuing entity, the transferor or the issuing entity will have good and marketable title, free and clear of all liens (other than any lien for municipal or other local taxes if such taxes are not then due and payable or if the transferor or the related account owner is then contesting the validity thereof in good faith by appropriate proceedings and has set aside on its books adequate reserves with respect thereto);

•	which has been the subject of either:

•	a valid transfer and assignment from the transferor to the issuing entity of all its right, title and interest therein (including any proceeds thereof), or

•	the grant of a first-priority perfected security interest therein (and in the proceeds thereof), effective until the termination of the issuing entity;

•

which is the legal, valid and binding payment obligation of an obligor thereof, legally enforceable against such obligor in accordance with its terms (with certain bankruptcy and equity-related exceptions);

•

which, at the time of its transfer to the issuing entity, has not been waived or modified except as permitted in accordance with the account guidelines and which waiver or modification is reflected in the servicer’s computer file of accounts;

•

which, at the time of its transfer to the issuing entity, is not subject to any right of rescission, setoff, counterclaim or other defense of an obligor (including the defense of usury), other than certain bankruptcy and equity-related defenses;

•	as to which, at the time of its transfer to the issuing entity, the transferor has satisfied all obligations on its part to be satisfied;

•

as to which, at the time of its transfer to the issuing entity, none of the transferor, any account owner, American Express Credit Corporation or TRS, as the case may be, has taken any action which, or failed to take any action the omission of which, would, at the time of its transfer to the issuing entity, impair in any material respect the rights of the issuing entity or noteholders of any series, class or tranche therein; and

•	which constitutes an “account” or a “general intangible” under and as defined in Article 9 of the Delaware UCC and the Utah UCC.

“Excess Recoveries” means, for any Monthly Period, the excess of the aggregate amount of recoveries received in such Monthly Period over the aggregate amount of principal receivables other than Ineligible Receivables which became Defaulted Receivables in such Monthly Period.

“Excess Spread Percentage” means, with respect to each Payment Date, as determined on the Business Day prior to such Payment Date, the amount, if any, by which the Series 201[●]-[●] Portfolio Yield for the related Monthly Period exceeds the Base Rate for such Monthly Period.

“Finance Charge Collections” means, for any Monthly Period, the sum of:

•

with respect to receivables included in the issuance trust, collections of finance charge receivables (including collections received with respect to Discount Option Receivables, if any, for such Monthly Period) received by the servicer on behalf of the issuing entity;

•

with respect to a collateral certificate included in the issuance trust, collections of finance charge receivables allocable to the holder of that collateral certificate under the applicable securitization agreements for the related master trust or other securitization special purpose entity for such Monthly Period;

•	any amounts received by the issuer to be treated as Finance Charge Collections with respect to such series, class or tranche as described in the prospectus for such Monthly Period; and

•	the amount of investment earnings (net of losses and investment expenses), if any, on amounts in deposit in the collection account and the excess funding account for such Monthly Period.

If so specified in the prospectus, Finance Charge Collections for any Monthly Period will include the issuer rate fee amount, if any, paid to the issuing entity with respect to such Monthly Period (to the extent received by the issuing entity and deposited into the collection account).

“First Note Transfer Date” means, for any Monthly Period, the first Note Transfer Date for any series, class or tranche of notes for such Monthly Period.

“Floating Allocation Percentage” for any series of notes will be determined as set forth in the prospectus.

“Ineligible Collateral Certificate” means a collateral certificate that has been reassigned to the transferor as a result of the transferor’s breach of certain representations, warranties and covenants described in “Sources of Funds to Pay the Notes — Representations and Warranties” in this prospectus.

“Ineligible Receivables” means all receivables with respect to an affected account that have been reassigned to the transferor as a result of the transferor’s breach of certain representations, warranties and covenants described in “Sources of Funds to Pay the Notes — Representations and Warranties” in this prospectus.

“Initial Cut-Off Date” means the opening of business on October 24, 2012.

“Interest Period” means the period beginning on and including any Payment Date and ending on but excluding the next Payment Date; provided that the first Interest Period will begin on and include the issuance date and end on but exclude the [●] 201[●] Payment Date.

“Invested Amount” means, for any date of determination with respect to each collateral certificate included in the issuance trust, the invested amount of that collateral certificate as described in the applicable securitization agreements for the related master trust or other securitization special purpose entity.

“Issuer Tax Opinion,” means, with respect to any action, an opinion of counsel that, for United States federal income tax purposes, (1) such action will not cause any outstanding series, class or tranche of notes that were characterized as debt at the time of their issuance to be characterized as other than debt, (2) such action will not cause or constitute an event in which gain or loss would be recognized by any holder of the notes and (3) such action will not cause the issuing entity to be treated as an association, or publicly traded partnership, taxable as a corporation.

[Include for floating rate notes: “LIBOR” means, as of any LIBOR Determination Date, the rate for deposits in United States dollars for a [●]-month period (commencing on the first day of the relevant Interest Period) which appears on Reuters Screen LIBOR01 Page (or such other page as may replace that page on that service for the purpose of displaying comparable rates or prices) as of 11:00 a.m., London time, on such date. If such rate does not appear on that page, the rate for that LIBOR Determination Date will be determined on the basis of the rates at which deposits in United States dollars are offered by four reference banks in the London interbank market for a [●]-month period (commencing on the first day of the relevant Interest Period). The servicer will request the principal London office of each of the reference banks to provide a quotation of its rate. If at least two quotations are provided, the rate for that LIBOR Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, the rate for that LIBOR Determination Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the servicer, at approximately 11:00 a.m., New York City time, on that day for loans in United States dollars to leading European banks for a [●]-month period (commencing on the first day of the relevant Interest Period). If the banks selected by the servicer are not quoting rates as provided in the immediately preceding sentence, LIBOR for such Interest Period will be LIBOR for the immediately preceding Interest Period.

“LIBOR Determination Date” means, for each of the Class A note interest rate, the Class B note interest rate and the Class C note interest rate, (i) for the initial Interest Period, the second London Business Day prior to the issuance date and (ii) for each Interest Period following the initial Interest Period, the second London Business Day prior to the first day of such Interest Period. For purposes of the LIBOR Determination Date, a London Business Day is any day on which dealings in deposits in United States dollars are transacted in the London interbank market.]

“Monthly Period” means, with respect to each Payment Date, unless otherwise indicated, the calendar month immediately preceding such Payment Date; provided, however, that the initial Monthly Period with respect to any series will commence on the closing date with respect to such series.

“Monthly Pool Balance Percentage” means, for any day, the percentage equivalent of a fraction, the numerator of which is an amount equal to the portion of the Pool Balance attributable to the transferor or the account owner with respect to which an insolvency event or the inability to transfer assets has occurred, and the denominator of which is an amount equal to the Pool Balance, in each as of the last day of the immediately preceding Monthly Period.

“Monthly Principal” means, for any Payment Date during the controlled accumulation period and the early amortization period, an amount equal to the least of:

•	the Series Available Principal Collections on deposit in the collection account with respect to that Payment Date;

•	for each Payment Date with respect to the controlled accumulation period, the Controlled Deposit Amount for that Payment Date; and

•

the Series Nominal Liquidation Amount (as adjusted for any charge-offs resulting from any uncovered Series Default Amount and Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount on that Payment Date).

“Monthly Subordination Amount” means, for any Monthly Period, the sum of:

(i)    the lower of:

(a)    the excess of the amounts needed to pay current and past due Class A Monthly Interest and Class A Additional Interest as described in the first clause of “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus, the Series Servicing Fee as described in the fourth clause of “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus and the Series Default Amount as described in the fifth clause of “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus over the Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes that are allocated to cover these amounts; and

(b)    10.0% of the initial Series Nominal Liquidation Amount minus the amount of unreimbursed charge-offs resulting from any uncovered Series Default Amount and unreimbursed Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past amounts due thereon, or any uncovered Series Default Amount; plus

(ii)      the lower of:

(a)    the excess of the amounts needed to pay current and past due Class B Monthly Interest and Class B Additional Interest, as described in the second clause of “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus over the Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes that are allocated to cover these amounts; and

(b)    6.0% of the initial Series Nominal Liquidation Amount minus the amount of unreimbursed charge-offs resulting from any uncovered Series Default Amount and unreimbursed Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount, including any amounts allocated pursuant to clause (i) above with respect to the related Payment Date.

“New Accounts” are those Additional Accounts that the transferor may from time to time, in its sole discretion, designate to be included in the issuance trust, subject to the limitations and conditions specified under “Sources of Funds to Pay the Notes — Addition of Assets” in this prospectus.

“Nominal Liquidation Amount” has the meaning described in “The Notes — Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Nominal Liquidation Amount — Nominal Liquidation Amount” in this prospectus.

“Note Transfer Date” means the Business Day prior to a payment date for a series, class or tranche of notes.

“Payment Date” means (i) with respect to Series 201[●]-[●], [●] [●], 201[●] and the 15th day of each calendar month thereafter, or if such 15th day is not a Business Day, the next succeeding Business Day and (ii) with respect to any other series of notes, the meaning specified in the applicable indenture supplement for such series of notes.

“Pool Balance” has the meaning described in “Sources of Funds to Pay the Notes — Required Pool Balance” in this prospectus.

“Portfolio” means (i) with respect to the issuing entity, certain accounts selected from a portfolio of accounts owned by TRS, Centurion, FSB or any of their affiliates and included in the issuance trust based on the eligibility criteria specified in the transfer agreement and (ii) with respect to any master trust or other securitization special purpose entity which has issued a collateral certificate included in the issuance trust, certain accounts selected from a portfolio of accounts owned by TRS, Centurion, FSB or any of their affiliates and included in that master trust or other securitization special purpose entity based on the eligibility criteria specified in the applicable trust agreement or pooling and servicing agreement.

“Principal Allocation Percentage” for any series of notes will be determined as set forth in the prospectus.

“Principal Collections” means, with respect to any Monthly Period,

•	with respect to receivables, collections other than those designated as Finance Charge Collections on designated accounts for such Monthly Period;

•

with respect to a collateral certificate, collections of principal receivables allocable to the holder of that collateral certificate under the applicable securitization agreements for the related master trust or other securitization special purpose entity for such Monthly Period; and

•

the amount of funds withdrawn from the excess funding account for such Monthly Period which are required to be deposited into the collection account and treated as Principal Collections during an accumulation period or an amortization period pursuant to the indenture.

“Principal Payment Rate” means, for any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the aggregate amount of Principal Collections received during such Monthly Period and the denominator of which is the aggregate principal amount of billed balances as of the first day of such Monthly Period.

“Prior Trust Portfolio” means the initial accounts and any Additional Accounts selected from the Total Portfolio to have their receivables included in the issuance trust based on the eligibility criteria specified in the receivables purchase agreements and the transfer agreement.

“Quarterly Excess Spread Percentage” means (a) with respect to the [●] 201[●] Payment Date, the Excess Spread Percentage with respect to the immediately preceding Monthly Period, (b) with respect to the [●] 201[●] Payment Date, the percentage equivalent of a fraction, the numerator of which is the sum of the Excess Spread Percentages for the immediately preceding two Monthly Periods and the denominator of which is two and (c) with respect to the [●] 201[●] Payment Date and each Payment Date thereafter, the percentage equivalent of a fraction, the numerator of which is the sum of the Excess Spread Percentages for the immediately preceding three Monthly Periods and the denominator of which is three.

“Quarterly Principal Payment Rate” means (a) with respect to the [●] 201[●] Payment Date, the Principal Payment Rate with respect to the immediately preceding Monthly Period, (b) with respect to the [●] 201[●] Payment Date, the percentage equivalent of a fraction, the numerator of which is the sum of the Principal Payment Rates for the immediately preceding two Monthly Periods and the denominator of which is two and (c) with respect to the [●] 201[●] Payment Date and each Payment Date thereafter, the percentage equivalent of a fraction, the numerator of which is the sum of the Principal Payment Rates for the immediately preceding three Monthly Periods and the denominator of which is three.

“Rating Agency Condition” means, unless otherwise specified in the prospectus for any series, class or tranche of notes, with respect to any action subject to such condition, (i) that each rating agency then rating any outstanding series, class or tranche of notes shall have notified the issuing entity, the transferor or the servicer in writing that the proposed action will not result in a reduction or withdrawal of its ratings on any outstanding notes of any series, class or tranche or (ii) if at such time the rating agency has informed the issuing entity, the transferor or the servicer that such rating agency does not provide such written notifications for transactions of this type, then as to such rating agency the issuing entity shall deliver written notice of the proposed action to such rating agency at least 10 business days’ prior to the effective date of such action (or such shorter as permitted under the indenture).

“Reallocated Principal Collections” means, for any Monthly Period, Series Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount, in an amount equal to the lesser of:

•	the Monthly Subordination Amount for such Monthly Period; and

•	Series Principal Collections for such Monthly Period.

“Reallocation Group” means any series of notes that, as specified in the prospectus, is entitled to receive reallocations of Finance Charge Collections as more fully described under “The Notes — Groups — Reallocation Group” in this prospectus. Series 201[●]-[●] notes is included in Group [A/B].

“Reallocation Group [A/B] Additional Amounts” means, for any Payment Date, the sum of the amounts determined with respect to each series in Reallocation Group [A/B] equal to the amount by which the Nominal Liquidation Amount of any such series has been reduced due to charge-offs resulting from any uncovered default amount or due to reallocations of available principal collections to pay shortfalls in interest and any other amounts specified in the prospectus.

“Reallocation Group [A/B] Default Amount” means, for any Payment Date, the sum of the amounts determined with respect to each series in Reallocation Group [A/B] equal to the product of:

•	the Default Amount, and

•	the applicable Floating Allocation Percentage for each series for that Payment Date.

“Reallocation Group [A/B] Fees” means, for any Payment Date, the sum of the amounts determined with respect to each series in Reallocation Group [A/B] equal to the product of:

•

the Servicing Fee with respect to the related Monthly Period and any other similar fees with respect to such Monthly Period which are paid out of Reallocation Group [A/B] Finance Charge Collections for that series pursuant to the prospectus, and

•	the applicable Floating Allocation Percentage for each series for that Payment Date.

“Reallocation Group [A/B] Finance Charge Collections” means, for any Payment Date, the sum of the amounts determined with respect to each series in Reallocation Group [A/B] equal to the product of:

•	Finance Charge Collections with respect to the related Monthly Period, and

•	the applicable Floating Allocation Percentage for each series for that Payment Date.

“Reallocation Group [A/B] Interest” means, for any Payment Date, the sum of the aggregate amount of monthly interest, including overdue monthly interest and any additional interest, if applicable, for all series in Reallocation Group [A/B].

“Reassignment Amount” means, with respect to the receivables or a particular collateral certificate, subject to reassignment as described under “Sources of Funds to Pay the Notes — Representations and Warranties” in this prospectus, for any First Note Transfer Date, the sum of (i)(a) an amount equal to the outstanding principal balance of such receivables as of the last day of the prior Monthly Period or (b) the Invested Amount of that collateral certificate plus (ii) any accrued, past due and additional interest through the related payment date on notes with an outstanding dollar principal amount equal to the applicable amount specified in clause (i), which interest shall be determined based on the applicable note interest rates of each series, class or tranche of notes through the related payment date of such series, class or tranche.

“Receivables Servicing Fee” means, for any Monthly Period, one-twelfth of the product of (i) the Servicing Fee Percentage and (ii) the aggregate amount of Principal Receivables as of the close of business on the last day of the prior Monthly Period.

“Required Excess Spread Percentage” means 0%.

“Required Pool Balance” has the meaning specified in “Sources of Funds to Pay the Notes — Required Pool Balance” in this prospectus.

“Required Transferor Amount” has the meaning specified in “Sources of Funds to Pay the Notes — Required Transferor Amount” in this prospectus.

“Required Transferor Amount Percentage” has the meaning specified in “Sources of Funds to Pay the Notes — Required Transferor Amount” in this prospectus.

“Segment” has the meaning described in “The Total Portfolio — General” in Annex II to this prospectus.

“Series Available Excess Recoveries” means, with respect to Series 201[●]-[●], for any Monthly Period:

•

if (i) the aggregate amount of Excess Recoveries for such Monthly Period is greater than zero and (ii) Series Available Finance Charge Collections (excluding Series Available Excess Recoveries) are insufficient to make all required deposits and payments, an amount equal to Series Excess Recoveries, and

•	otherwise, zero.

“Series Available Finance Charge Collections” means, with respect to Series 201[●]-[●], for any Monthly Period, an amount equal to the sum of:

•

the amount of Reallocation Group [A/B] Finance Charge Collections allocated to Series 201[●]-[●] for such Monthly Period as described in “Deposit and Application of Funds — Reallocations Among Different Series Within Reallocation Group [A/B]” in this prospectus;

•	if such Monthly Period relates to a Payment Date with respect to the controlled accumulation period, net investment earnings, if any, on amounts on deposit in the principal funding account;

•

amounts, if any, to be withdrawn from the accumulation reserve account that must be included in Series Available Finance Charge Collections pursuant to the Series 201[●]-[●] indenture supplement with respect to the related Payment Date;

•	any Series Available Excess Recoveries for such Monthly Period; and

•	any other amounts specified in the Series 201[●]-[●] indenture supplement.

“Series Available Principal Collections” means, with respect to Series 201[●]-[●], for any Monthly Period, Series Principal Collections, minus Reallocated Principal Collections, plus any Series Available Finance Charge Collections available to cover the Series Default Amount or to reimburse reductions in the Series Nominal Liquidation Amount due to charge-offs resulting from any uncovered Series Default Amount and due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount, plus, following an event of default and acceleration of the Series 201[●]-[●] notes, Series Available Finance Charge Collections, if any, available in the ninth clause in “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus.

“Series Default Amount” means, with respect to Series 201[●]-[●], for any Monthly Period, an amount equal to the Series Floating Allocation Percentage times the Default Amount for such Monthly Period.

“Series Excess Recoveries” means, with respect to Series 201[●]-[●], for any Monthly Period, an amount equal to the product of (i) the Series Floating Allocation Percentage for such Monthly Period and (ii) the aggregate amount of Excess Recoveries with respect to such Monthly Period.

“Series Finance Charge Collections,” with respect to Series 201[●]-[●], has the meaning specified in “Deposit and Application of Funds — Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee” in this prospectus.

“Series Floating Allocation Percentage” means, with respect to Series 201[●]-[●], for any Monthly Period, the percentage equivalent (which percentage shall never exceed 100%) of a fraction:

•

the numerator of which is the Series Nominal Liquidation Amount as of the beginning of the first day of such Monthly Period (or, for the first Monthly Period, the initial dollar principal amount of the Series 201[●]-[●] notes); and

•	the denominator of which is the greater of:

(i)    the Pool Balance as of the beginning of the first day of such Monthly Period (or, for the first Monthly Period, the Pool Balance as of the issuance date), and

(ii)   the sum of the Nominal Liquidation Amounts as of the last day of the preceding Monthly Period for all series of notes as of the beginning of the first day of such Monthly Period;

However, the amount calculated above pursuant to clause (i) of the denominator shall be increased by (a) the aggregate amount of principal receivables or additional collateral certificates added to the issuance trust during such Monthly Period or (b) the aggregate amount by which the Invested Amount of an existing collateral certificate included in the issuance trust was increased during such Monthly Period and shall be decreased by the aggregate amount of principal receivables or collateral certificates removed from the issuance trust during such Monthly Period, as though such receivables or collateral certificates had been added to or removed from, as the case may be, the issuance trust as of the beginning of the first day of such Monthly Period.

“Series Legal Maturity Date” means, with respect to Series 201[●]-[●], the [●] 201[●] Payment Date.

“Series Nominal Liquidation Amount” means, as of the issuance date of the Series 201[●]-[●] notes, the initial dollar principal amount of the Series 201[●]-[●] notes and on any date of determination thereafter, the sum of, without duplication,

•	the Series Nominal Liquidation Amount determined on the immediately prior date of determination, plus

•

all reimbursements of reductions in the Series Nominal Liquidation Amount due to charge-offs resulting from any uncovered Series Default Amount and due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount since the prior date of determination, minus

•	any reductions in the Series Nominal Liquidation Amount from an allocation of charge-offs resulting from any uncovered Series Default Amount since the prior date of determination, minus

•

any reductions in the Series Nominal Liquidation Amount due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or the Class B notes or shortfalls in the Series Servicing Fee, including past due amounts thereon, or any uncovered Series Default Amount since the prior date of determination, minus

•

the amount deposited in the principal funding account or paid to the Series 201[●]-[●] noteholders (in each case, after giving effect to any deposits, allocations, reallocations or withdrawals to be made on that day);

provided, however, that (i) the Series Nominal Liquidation Amount may never be less than zero, (ii) the Series Nominal Liquidation Amount may never be greater than the Adjusted Outstanding Dollar Principal Amount; and provided further that, if there is a sale of assets in the issuance trust following (i) an event of default and acceleration of the Series 201[●]-[●] notes or (ii) the Series Legal Maturity Date as described in “Deposit and Application of Funds — Sale of Assets” in this prospectus, the Series Nominal Liquidation Amount will be reduced to zero upon such sale.

“Series Portfolio Yield” means, with respect to Series 201[●]-[●], for any Monthly Period, the annualized percentage equivalent of a fraction:

•	the numerator of which is equal to the sum of:

(i)    Series Available Finance Charge Collections for such Monthly Period, minus

(ii)   the Series Default Amount for such Monthly Period; and

•	the denominator of which is the Series Nominal Liquidation Amount as of the last day of the preceding Monthly Period.

“Series Principal Allocation Percentage” means, with respect to Series 201[●]-[●], for any Monthly Period, the percentage equivalent (which percentage shall never exceed 100%) of a fraction:

•

the numerator of which is (i) during the revolving period, the Series Nominal Liquidation Amount as of the beginning of the first day of such Monthly Period (or, for the first Monthly Period, the initial dollar principal amount of the Series 201[●]-[●] notes) and (ii) during the controlled accumulation period or the early amortization period, the Series Nominal Liquidation Amount as of the close of business on the last day of the revolving period; and

•	the denominator of which is the greater of:

(i)    the Pool Balance as of the beginning of the first day of such Monthly Period (or, for the first Monthly Period, the Pool Balance as of the issuance date),

(ii)   the sum of the Nominal Liquidation Amounts as of the beginning of the first day of such Monthly Period for all series of notes for such Monthly Period, and

(iii)  the sum of the numerator above and the numerators used to calculate the Principal Allocation Percentages for all other series of notes for such Monthly Period;

provided, however, the amount calculated above pursuant to clause (i) of the denominator shall be increased by (a) the aggregate amount of principal receivables or additional collateral certificates added to the issuance trust during such Monthly Period or (b) the aggregate amount by which the Invested Amount of an existing collateral certificate included in the issuance trust was increased during such Monthly Period and shall be decreased by the aggregate amount of principal receivables or collateral certificates removed from the issuance trust during such Monthly Period, as though such receivables or collateral certificates had been added to or removed from, as the case may be, the issuance trust as of the first day of such Monthly Period.

“Series Principal Collections,” with respect to Series 201[●]-[●], has the meaning specified in “Deposit and Application of Funds — Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee” in this prospectus.

“Series Servicing Fee” means, with respect to Series 201[●]-[●], for any Monthly Period, the Servicing Fee for such Monthly Period times the Series Floating Allocation Percentage for such Monthly Period.

“Servicer Default” means any of the following events with respect to the issuance trust:

(i)    failure by the servicer to make any payment, transfer or deposit, or to give instructions or to give notice or instructions to the indenture trustee to make such payment, transfer or deposit, on or before the date the servicer is required to do so under the servicing agreement or the indenture (including any supplement thereto), which is not cured within a five Business Day grace period; provided, however, that any failure caused by a nonwillful act of the servicer will not constitute a Servicer Default if the servicer promptly remedies the failure within five Business Days after receiving notice or otherwise becoming aware of the failure;

(ii)   failure on the part of the servicer duly to observe or perform in any material respect any other covenants or agreements of the servicer in the servicing agreement which has an Adverse Effect and which continues unremedied for a period of 60 days after written notice has been delivered to the servicer and, in some cases, to the owner trustee and the indenture trustee, or the servicer assigns or delegates its duties under the servicing agreement, except as specifically permitted thereunder;

(iii)  any representation, warranty or certification made by the servicer in the servicing agreement or in any certificate delivered pursuant thereto proves to have been incorrect when made, which has an Adverse Effect, and which Adverse Effect continues for a period of 60 days after written notice has been delivered to the servicer and, in some cases, to the owner trustee and the indenture trustee; or

(iv)    the occurrence of certain events of bankruptcy, insolvency or receivership with respect to the servicer; and

(v)     any other Servicer Default described in the prospectus.

Notwithstanding the foregoing, a delay in or failure of performance referred to under clause (i) above for a period of 10 Business Days after the applicable grace period or referred to under clause (ii) or (iii) above for a period of 60 days after the applicable grace period shall not constitute a Servicer Default if such delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and such delay or failure was caused by an act of God or other similar occurrence.

“Servicing Fee” has the meaning described in “Deposit and Application of Funds — Servicer Compensation” in this prospectus.

“Servicing Fee Percentage” means [2.00]%.

“Shared Excess Available Finance Charge Collections” means, for any Monthly Period, as of the related date of determination, with respect to any series of notes in Shared Excess Available Finance Charge Collections Group [A/B], the sum of (i) with respect to Series 201[●]-[●], the amount of Series Available Finance Charge Collections with respect to such Monthly Period, available in the tenth clause in “Deposit and Application of Funds — Payments of Interest, Fees and Other Items” in this prospectus and (ii) the Finance Charge Collections remaining after all required deposits and payments from all other series identified as belonging to Shared Excess Available Finance Charge Collections Group [A/B] which the applicable indenture supplements for those series specify are to be treated as “Shared Excess Available Finance Charge Collections.”

“Shared Excess Available Finance Charge Collections Group [A/B]” means the various series — including the Series 201[●]-[●] notes — that have been designated as a single group for the purpose of sharing Shared Excess Available Finance Charge Collections.

“Shared Excess Available Principal Collections” means, for any Monthly Period, the sum of (i) with respect to the Series 201[●]-[●] notes, the amount of Series Available Principal Collections remaining after all deposits and payments described in “Deposit and Application of Funds — Payments of Principal” in this prospectus and (ii) with respect to any other series of notes in Shared Excess Available Principal Collections Group [A/B], the Principal Collections allocated to that series of notes remaining after all required deposits and payments that are specified to be treated as Shared Excess Available Principal Collections in the applicable indenture supplement.

“Shared Excess Available Principal Collections Group” means a group of series of notes that, as specified in the prospectus, are entitled to receive Shared Excess Available Principal Collections as more fully described under “The Notes — Groups — Shared Excess Available Principal Collections Group” in this prospectus.

“Shared Excess Available Principal Collections Group [A/B]” means the various series of notes — including the Series 201[●]-[●] notes — that have been designated as a single group for the purpose of sharing Shared Excess Available Principal Collections.

“Total Portfolio” means the portfolio of consumer, small business and commercial charge accounts owned by TRS, Centurion, FSB or any of their affiliates from which the accounts designated to be included in the Trust Portfolio are selected.

“Transferor Amount” means, for any asset, for any Monthly Period, an amount equal to (i) the Pool Balance for such Monthly Period, minus (ii) the aggregate Nominal Liquidation Amount of all series, classes and tranches of notes as of the close of business on the last day of such Monthly Period.

“Transferor Percentage” means, for any Monthly Period, 100% minus the sum of the aggregate Floating Allocation Percentage or Principal Allocation Percentage, as applicable, of all series of notes outstanding

“Trust Portfolio” means the initial accounts and any Additional Accounts selected from the Total Portfolio to have their receivables included in the issuance trust based on the eligibility criteria specified in the receivables purchase agreements and the transfer agreement.

ANNEX I

Outstanding Series, Classes and Tranches of Notes

The information in this Annex I forms an integral part of the prospectus.

Group A*

#	Series/ Class	Issuance Date	Stated Principal Amount		Note Interest Rate	Expected Final Payment Date	Legal Maturity Date
1	2013-1	March 21, 2013		$555,556,000
	Class A	—		$500,000,000	One-month LIBOR + 0.28%	March 2018	February 2019
	Class B	—		$22,222,000	One-month LIBOR + 0.45%	March 2018	February 2019
	Class C	—		$33,334,000	One-month LIBOR + 0.70%	March 2018	February 2019
2	2013-A (1)	July 18, 2013		$3,333,334,000
	Class A	—		$3,000,000,000	Floating Rate	Extendable	Extendable
	Class B	—		$133,334,000	Floating Rate	Extendable	Extendable
	Class C	—		$200,000,000	Floating Rate	Extendable	Extendable
3	2013-2	September 24, 2013		$777,778,000
	Class A	—		$700,000,000	One-month LIBOR + 0.43%	September 2018	August 2019
	Class B	—		$31,111,000	One-month LIBOR + 0.70%	September 2018	August 2019
	Class C	—		$46,667,000	One-month LIBOR + 1.15%	September 2018	August 2019
4	201[●]-[●]	[●] [●], 201[●]	$	[●]
	Class A	—	$	[●]	One-month LIBOR + [●]%	[●] 201[●]	[●] 201[●]
	Class B	—	$	[●]	One-month LIBOR + [●]%	[●] 201[●]	[●] 201[●]
	Class C	—	$	[●]	One-month LIBOR + [●]%	[●] 201[●]	[●] 201[●]
Total Principal Amount Outstanding (Group A)			$	[●]

Group B*

#	Series/ Class	Issuance Date	Stated Principal Amount		Note Interest Rate	Expected Final Payment Date	Legal Maturity Date
1	201[●]-[●]	[●] [●], 201[●]	$	[●]
	Class A	—	$	[●]	[●]%	[●] 201[●]	[●] 201[●]
	Class B	—	$	[●]	[●]%	[●] 201[●]	[●] 201[●]
	Class C	—	$	[●]	[●]%	[●] 201[●]	[●] 201[●]
Total Principal Amount Outstanding (Group B)			$	[●]

*	“Group” refers to the reallocation group, shared excess available finance charge collections group and shared excess available principal collections group of each outstanding series. See “Deposit and Application of Funds — Reallocations Among Different Series Within Reallocation Group A”, “— Shared Excess Available Finance Charge Collections”, “— Shared Excess Available Principal Collections”, “The Notes — Groups — Reallocation Group,” “— Shared Excess Available Finance Charge Collections Group” and “— Shared Excess Available Principal Collections Group” in this prospectus.
(1)	Series 2013-A consists of Variable Funding Floating Rate Asset Backed Notes. With respect to Series 2013-A, the figures listed under “Stated Principal Amount” reflect the maximum principal amount of the series or class, as applicable. Similarly, the “Total Principal Amount Outstanding (Group A)” figure below reflects the maximum principal amount of Series 2013-A.

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ANNEX II

The Total Portfolio and the Trust Portfolio

The information in this Annex II forms an integral part of this prospectus.

The Total Portfolio

General

The Total Portfolio consists of two segments of accounts, each of which has individual yield, loss, delinquency and payment rate characteristics: (i) the Consumer and Small Business Segment, consisting of consumer and small business charge accounts and (ii) the Commercial Segment, consisting of commercial charge accounts. We refer to each of the Consumer and Small Business Segment and the Commercial Segment individually as a “Segment” and collectively as the “Segments.” The accounts constituting each Segment are owned by one or more of TRS, Centurion and FSB and, in the future, may be owned by any of their affiliates. As of [                ], 201[  ], [    ]% of the receivables in the Total Portfolio arose in accounts in the Consumer and Small Business Segment and [    ]% of receivables in the Total Portfolio arose in accounts in the Commercial Segment. There is no limitation on the percentage of the Total Portfolio comprised by any Segment and, as a result, the composition of the Total Portfolio has changed, and will continue to change, over time. See “Domestic Charge Card Business” in this prospectus for a description of the material terms and characteristics that generally apply to the accounts in the Total Portfolio.

The initial accounts in the Trust Portfolio were selected from the Total Portfolio based upon the eligibility criteria specified in the receivables purchase agreements and the transfer agreement applied with respect to the accounts as of their selection date. See the definition of “Eligible Account” in the “Glossary of Defined Terms” in this prospectus and “Sources of Funds to Pay the Notes — Representations and Warranties” in this prospectus. Subject only to these criteria and any applicable regulatory guidelines, the account owners have the discretion to select the accounts in any Segment of the Total Portfolio for addition to the issuance trust. The account owners have in the past considered product type, and may in the future consider factors such as product type and tenure of an account in determining the accounts to be added to the Trust Portfolio. Additional Accounts will consist of Eligible Accounts from the Total Portfolio which may or may not currently be in existence and which may have been originated using different credit criteria from those used in originating the accounts already included in the Trust Portfolio. Consequently, yield, loss, delinquency and payment rate experience with respect to the initial accounts and the Additional Accounts may be different from the historical experience of the Total Portfolio or any Segment thereof. See “Sources of Funds to Pay the Notes — Addition of Assets” in this prospectus.

Set forth below is certain information with respect to each Segment of the Total Portfolio. As of the date of this prospectus, only accounts in the Consumer and Small Business Segment are included in the Trust Portfolio. In the future, the Trust Portfolio may include accounts in the Commercial Segment. The accounts in a Segment included in the Trust Portfolio may not be representative of that entire Segment. Consequently, yield, loss, delinquency and payment rate experience with respect to the accounts in the Trust Portfolio may be different from that set forth below for any Segment of the Total Portfolio.

Loss and Delinquency Experience

The following tables set forth the loss and delinquency experience for the Consumer and Small Business Segment and, although not currently included in the Trust Portfolio, the Commercial Segment for each of the periods shown. The consumer charge accounts included in the Consumer and Small Business Segment are owned by Centurion and FSB and, in the future, may be owned by any of their affiliates. The small business charge accounts included in the Consumer and Small Business Segment are owned by FSB and, in the future, may be owned by any of its affiliates. All of the accounts in the Commercial Segment are owned by TRS and, in the future, may be owned by any of its affiliates. There is no limitation on the number of accounts owned by any account owner in any Segment and, as a result, the composition of the account ownership of the accounts in any Segment has changed, and will continue to change, over time. The receivables in an account owned by TRS, Centurion or FSB generally will be charged off no later than the date on which such account becomes six contractual payments past due (i.e., approximately 180 days delinquent).

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The following tables report charge-offs in accordance with the applicable account owner’s charge-off policies as described above. The loss and delinquency rates at any time reflect, among other factors, the quality of the accounts in each Segment, the average seasoning of the accounts in each Segment, the success of the account owners’ collection efforts and general economic conditions.

In January 2010, the charge-off policy for all of TRS’ active commercial charge accounts was changed from a policy under which receivables are generally charged off after they have been approximately 330 days delinquent to a policy under which receivables are generally charged off no later than the date on which such account becomes approximately 180 days delinquent. In each case, the transition resulted in the reclassification of receivables that had been outstanding for more than 180 days, as of the date of the respective transition, from delinquent status to charged-off status.

In general, the loss experience for the receivables arising in small business charge accounts included in the Consumer and Small Business Segment has been higher than the loss experience for the receivables arising in consumer charge accounts included in the Consumer and Small Business Segment. As of the [        ] months ended [                ], 201[  ], [    ]% of the receivables in the Consumer and Small Business Segment arose in consumer charge accounts and [    ]% of the receivables in the Consumer and Small Business Segment arose in small business charge accounts. There is, however, no limitation on the percentage of the Consumer and Small Business Segment comprised by consumer charge accounts or small business charge accounts. As a result, in addition to the factors described above, the relative percentage of receivables of each of these two types of accounts within the Consumer and Small Business Segment will cause the loss experience for the Consumer and Small Business Segment to change over time.

The following tables set forth the loss experience for the Consumer and Small Business Segment and, although not currently included in the Trust Portfolio, the Commercial Segment for each indicated period. Total gross charge-offs include charge-offs of receivables and fees, and do not include the amount of any reductions in receivables due to a rebate, refund, error, fraudulent charge or other miscellaneous adjustment described under “Sources of Funds to Pay the Notes — Required Transferor Amount” in this prospectus. Recoveries are collections received in respect of charged-off accounts in the applicable Segment during the period indicated in the following tables. Total net charge-offs are an amount equal to total gross charge-offs minus total recoveries, each for the applicable period. Average receivables outstanding for each indicated period is the average of the month-end receivables balances for that period. We cannot provide any assurance that the loss experience for the receivables in any Segment in the future will be similar to the historical experience set forth below.

Loss Experience of the Consumer and Small Business Segment

Total Portfolio

(Dollars in Thousands)

	[ ] Months Ended [ ], 201[ ]	Year Ended December 31,
		2014	2013		2012		2011		2010
Average Receivables Outstanding	$	$	$		$		$		$
Total Gross Charge-Offs	$	$	$		$		$		$
Total Recoveries

Total Net Charge-Offs	$	$	$		$		$		$

Total Gross Charge-Offs as a Percentage of Average Receivables Outstanding		%(1)%		%		%		%		%
Total Recoveries as a Percentage of Average Receivables Outstanding		(1)

Total Net Charge-Offs as a Percentage of Average Receivables Outstanding		%(1)%		%		%		%		%

(1)	This percentage is an annualized figure.

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Loss Experience of the Commercial Segment

Total Portfolio

(Dollars in Thousands)

	[ ] Months Ended [ ], 201[ ]		Year Ended December 31,
			2014	2013		2012		2011		2010(1)
Average Receivables Outstanding	$		$	$		$		$		$
Total Gross Charge-Offs	$		$	$		$		$		$
Total Recoveries

Total Net Charge-Offs	$		$	$		$		$		$

Total Gross Charge-Offs as a Percentage of Average Receivables Outstanding		%	(2)%		%		%		%		%
Total Recoveries as a Percentage of Average Receivables Outstanding			(2)

Total Net Charge-Offs as a Percentage of Average Receivables Outstanding		%	(2)%		%		%		%		%

(1)	As discussed above, in January 2010, the charge-off policy for all of TRS’ active commercial charge accounts was changed from a policy under which receivables are generally charged off after they have been approximately 330 days delinquent to a policy under which receivables are generally charged off after they have been approximately 180 days delinquent, resulting in the reclassification of receivables that had been outstanding for more than 180 days from delinquent status to charged-off status.
(2)	This percentage is an annualized figure.

The following tables set forth the delinquency experience for the Consumer and Small Business Segment and, although not currently included in the Trust Portfolio, the Commercial Segment for each indicated period. The average receivables delinquent is the average of the month-end delinquent amounts, while the average receivables outstanding is the average of month-end receivables balances, each for the applicable period. The TRS, Centurion and FSB account servicing platform utilizes a “max aging” protocol such that to the extent any receivable in an account is delinquent, the entire account balance will be characterized as delinquent and all receivables in the account will be classified in the period shown in the table below that includes the most aged receivable in the account. We cannot provide any assurance that the delinquency experience for the receivables in any Segment in the future will be similar to the historical experience set forth below.

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Average Receivables Delinquent as a Percentage of the

Consumer and Small Business Segment

Total Portfolio

(Dollars in Thousands)

	[ ] Months Ended [ ], 201[ ]			Year Ended December 31, 2014			Year Ended December 31, 2013
	Dollar Amount	Percentage of Average Receivables Outstanding		Dollar Amount	Percentage of Average Receivables Outstanding		Dollar Amount	Percentage of Average Receivables Outstanding
Average Receivables Outstanding	$		%	$		%	$		%
Average Receivables Delinquent:
31 to 60 Days	$		%	$		%	$		%
61 to 90 Days
91 or More Days

Total	$		%	$		%	$		%

Year Ended December 31,
	2012			2011			2010
	Dollar Amount	Percentage of Average Receivables Outstanding		Dollar Amount	Percentage of Average Receivables Outstanding		Dollar Amount	Percentage of Average Receivables Outstanding
Average Receivables Outstanding	$		%	$		%	$		%
Average Receivables Delinquent:
31 to 60 Days	$		%	$		%	$		%
61 to 90 Days
91 or More Days

Total	$		%	$		%	$		%

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Average Receivables Delinquent as a Percentage of the Commercial Segment

Total Portfolio

(Dollars in Thousands)

	[ ] Months Ended [ ], 201[ ]			Year Ended December 31, 2014			Year Ended December 31, 2013
	Dollar Amount	Percentage of Average Receivables Outstanding		Dollar Amount	Percentage of Average Receivables Outstanding		Dollar Amount	Percentage of Average Receivables Outstanding
Average Receivables Outstanding	$		%	$		%	$		%
Average Receivables Delinquent:
31 to 60 Days	$		%	$		%	$		%
61 to 90 Days
91 or More Days

Total	$		%	$		%	$		%

Year Ended December 31,
	2012			2011			2010(1)
	Dollar Amount	Percentage of Average Receivables Outstanding		Dollar Amount	Percentage of Average Receivables Outstanding		Dollar Amount	Percentage of Average Receivables Outstanding
Average Receivables Outstanding	$		%	$		%	$		%
Average Receivables Delinquent:
31 to 60 Days	$		%	$		%	$		%
61 to 90 Days
91 or More Days

Total	$		%	$		%	$		%

(1)	As discussed above, in January 2010, the charge-off policy for all of TRS’ active commercial charge accounts was changed from a policy under which receivables are generally charged off after they have been approximately 330 days delinquent to a policy under which receivables are generally charged off after they have been approximately 180 days delinquent, resulting in the reclassification of receivables that had been outstanding for more than 180 days from delinquent status to charged-off status.

The actual loss and delinquency experience of any Segment will vary month to month due to variations in accountholder charge and payment behavior, as well as the product mix within each segment.

Revenue Experience

Receivables generated under the accounts in the Total Portfolio, consisting of amounts charged by accountholders for merchandise and services, annual membership fees and certain other administrative fees billed to accountholders on the accounts, generally are not subject to monthly finance charge assessments. As a result, in order to provide yield to the issuance trust with respect to those receivables, pursuant to the transfer agreement, on any Date of Processing, the receivables existing and arising in all or a specified portion of the accounts in the Trust Portfolio equal to the product of the Discount Option Percentage and the receivables for that Date of Processing are deemed to be Discount Option Receivables and treated as finance charge receivables and collections received with respect to such receivables are treated as Finance Charge Collections. The remainder of such receivables are treated as principal receivables and collections received with respect to such receivables are treated as Principal Collections.

The exercise of the discount option by the transferor results in a larger amount of finance charge receivables and a smaller amount of principal receivables, thereby reducing the likelihood that an early amortization event will occur with respect to the issuance trust’s series of notes due to insufficient Finance Charge Collections, but increasing the likelihood that the transferor will be required to transfer additional assets to the issuance trust. See “Sources of Funds to Pay the Notes — Addition of Assets” in this prospectus. There is no guarantee that any account owner, the transferor

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or their affiliates would be able, or have enough receivables, to transfer to the issuance trust or the related master trusts or other securitization special purpose entities, or would be able to transfer additional collateral certificates to the issuance trust. This could result in an early amortization event with respect to the Series 201[  ]-[  ] notes and an acceleration of or reduction in payments on the Series 201[  ]-[  ] notes.

The dollar amounts representing Finance Charge Collections in the tables below for the Consumer and Small Business Segment and, although not currently included in the Trust Portfolio, the Commercial Segment, have been derived by applying a Discount Option Percentage of 3% (which is, as of the date of this prospectus, the Discount Option Percentage under the transfer agreement) to historical monthly collections of receivables (excluding recoveries on charged-off receivables) in the accounts for each period shown. The average receivables outstanding for each indicated period is the average of the month-end receivables balances for that period. There can be no assurance that the revenues for any Segment in the future will be similar to the historical experience of each Segment set forth below.

Revenue Experience of the Consumer and Small Business Segment

Total Portfolio

(Dollars in Thousands)

	[ ] Months Ended [ ], 201[ ]		Year Ended December 31,
			2014		2013		2012		2011		2010
Average Receivables Outstanding	$		$		$		$		$		$
Finance Charge Collections	$		$		$		$		$		$
Finance Charge Collections as a Percentage of Average Receivables Outstanding		%(1)		%		%		%		%		%

(1)	This percentage is an annualized figure.

Revenue Experience of the Commercial Segment

Total Portfolio

(Dollars in Thousands)

	[ ]Months Ended [ ], 201[ ]		Year Ended December 31,
			2014		2013		2012		2011		2010
Average Receivables Outstanding	$		$		$		$		$		$
Finance Charge Collections	$		$		$		$		$		$
Finance Charge Collections as a Percentage of Average Receivables Outstanding		%(1)		%		%		%		%		%

(1)	This percentage is an annualized figure.

The actual revenue experience of any Segment will vary month to month due to variations in accountholder charge and payment behavior. Pursuant to the transfer agreement, the transferor has the ability to change the Discount Option Percentage, subject to the satisfaction of certain conditions, including satisfaction of the Rating Agency Condition. The transferor may not change the Discount Option Percentage if an early amortization event has occurred and is continuing or if, as a result of that change, the transferor reasonably expects that an early amortization event would occur. See “Sources of Funds to Pay the Notes — Discount Option” and “Risk Factors — A change in the discount option percentage may result in the payment of principal earlier or later than expected” in this prospectus.

Payment Rates

The accounts are designed for use as a method of payment for the purchase of merchandise and services and account balances generally are due in full each month. Therefore, accounts generally cannot be used by

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accountholders for the purpose of financing these purchases. In contrast to revolving credit plan products which do not require payment in full each month, the general requirement that account balances be paid in full each month creates a high monthly payment rate and, therefore, account balances turn over rapidly relative to charge volume. The following tables set forth the highest and lowest accountholder monthly payment rates for the Consumer and Small Business Segment and, although not currently included in the Trust Portfolio, the Commercial Segment during any month in the period shown and the average accountholder monthly payment rates for all months during each period shown, calculated as the percentage equivalent of a fraction. Prior to December 2013, monthly payment rates were calculated as the amount of payments from accountholders (excluding recoveries on charged-off receivables) received during the applicable month divided by the aggregate amount of receivables outstanding as of the beginning of the applicable month. Commencing in December 2013, a normalization factor has been used, and monthly payment rates have been calculated by multiplying the result of the calculation in the previous sentence by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the applicable month. We can offer no assurance as to how monthly payment rates calculated without the normalization factor compare to monthly payment rates calculated with the normalization factor, and we caution investors to compare data only within periods during which monthly payment rates were calculated in the same manner.

As discussed below under “The Trust Portfolio — Principal Payment Rates,” the definition of “Monthly Period” applicable to the American Express Issuance Trust II was amended in August 2013 and again in April 2015. As a result, the August 2013 Monthly Period included an additional four days of collections, and the April 2015 Monthly Period included an additional three days of collections, in each case resulting in a monthly principal payment rate that was higher than would have been the case absent such amendment. Although such definition is not directly applicable to the receivables in the Total Portfolio or the related accounts, we calculate and present information based on monthly activity for the Total Portfolio in a manner consistent with the Monthly Periods applicable to the Trust Portfolio. As a result, the information presented in the following tables for the periods that include August 2013 and April 2015 reflects a month-end shift for each of those months, including the corresponding additional days of collections for each month.

Accountholder Monthly Payment Rates of the

Consumer and Small Business Segment

Total Portfolio

	[ ] Months Ended [ ], 201[ ](1)(2)		Year Ended December 31,
			2014(1)		2013(1)(2)		2012		2011		2010
Lowest Month		%		%		%		%		%		%
Highest Month		%		%		%		%		%		%
Monthly Average		%		%		%		%		%		%

(1)	As discussed above, commencing in December 2013, monthly payment rates have been normalized for a 30-day month.

(2)	As discussed above, the monthly payment rate for August 2013 was calculated with an additional four days of collections, and the monthly payment rate for April 2015 was calculated with an additional three days of collections.

Accountholder Monthly Payment Rates of the

Commercial Segment

Total Portfolio

	[ ] Months Ended [ ], 201[ ](1)(2)		Year Ended December 31,
			2014(1)		2013(1)(2)		2012		2011		2010
Lowest Month		%		%		%		%		%		%
Highest Month		%		%		%		%		%		%
Monthly Average		%		%		%		%		%		%

(1)	As discussed above, commencing in December 2013, monthly payment rates have been normalized for a 30-day month.

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(2)	As discussed above, the monthly payment rate for August 2013 was calculated with an additional four days of collections, and the monthly payment rate for April 2015 was calculated with an additional three days of collections.

The Trust Portfolio

General

The primary assets of the issuance trust consist of receivables generated from time to time in a portfolio, referred to as the Trust Portfolio, of designated accounts in the Consumer and Small Business Segment. In the future, designated accounts in the Commercial Segment may, subject to certain conditions, be included in the Trust Portfolio. See “Domestic Charge Card Business” in this prospectus for a description of the material terms and characteristics that generally apply to the accounts in the Total Portfolio from which the designated accounts in the Trust Portfolio are selected. There is no limitation on the percentage of the Trust Portfolio comprised by any Segment and, as a result, the composition of the Trust Portfolio can and will change over time. The receivables consist of finance charge receivables, which are Discount Option Receivables, and principal receivables, which are all other receivables. See “Sources of Funds to Pay the Notes — Discount Option” and “Glossary of Defined Terms” in this prospectus.

Loss and Delinquency Experience

The following tables set forth the loss and delinquency experience for the Trust Portfolio for each of the periods shown. The loss and delinquency rates at any time reflect, among other factors, the quality of the Trust Portfolio, the average seasoning of the accounts, the success of the account owners’ collection efforts and general economic conditions.

As of [                ], 201[  ], [    ]% of the receivables in the Trust Portfolio arose in consumer charge accounts and [    ]% of the receivables in the Trust Portfolio arose in small business charge accounts. There is, however, no limitation on the percentage of the Trust Portfolio comprised by consumer charge accounts or small business charge accounts. As a result, in addition to the factors described above, the relative percentage of receivables of each of these two types of accounts within the Trust Portfolio will cause the loss and delinquency experience for the Trust Portfolio to change over time. See “The Total Portfolio — Loss and Delinquency Experience” in this Annex II.

The following table sets forth the loss experience for the Trust Portfolio for each indicated period. Total gross charge-offs include charge-offs of principal receivables only, and do not include any charge-offs of finance charge receivables or the amount of any reductions in receivables due to a rebate, refund, error, fraudulent charge or other miscellaneous adjustment described under “Sources of Funds to Pay the Notes — Required Transferor Amount” in this prospectus. If finance charge receivables that have been charged-off were included in total gross charge-offs, total gross charge-offs would be higher as an absolute number and as a percentage of the average principal receivables outstanding during the periods indicated. Recoveries are collections received in respect of charged-off accounts in the Trust Portfolio during the period indicated in the following table. Total net charge-offs are an amount equal to total gross charge-offs minus total recoveries, each for the applicable period. Average principal receivables outstanding for each indicated period is the average of the month-end principal receivables balances for that period. We cannot provide any assurance that the loss experience for the receivables in the Trust Portfolio in the future will be similar to the historical experience set forth below.

Historical data for total gross charge-offs as reported with respect to the Trust Portfolio in the table below (i) unlike the calculation of total gross charge-offs in the “Loss Experience of the Consumer and Small Business Segment” and the “Loss Experience of the Commercial Segment” tables under “The Total Portfolio — Loss and Delinquency Experience,” does not include charge-offs of finance charge receivables and (ii) is calculated using the average principal receivables outstanding instead of the average receivables outstanding. Similarly, historical data for net charge-offs as reported with respect to the Trust Portfolio in the table below is calculated using the average principal receivables instead of the average receivables outstanding. As a result, there are limitations to any comparison of the historical data presented with respect to the Trust Portfolio in the table below and the historical data presented with respect to each Segment of the Total Portfolio in such other tables.

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Loss Experience of the Trust Portfolio

(Dollars in Thousands)

	[ ] Months Ended [ ], 201[ ]		Year ended December 31,				[ ] Months Ended [ ], 2012 (1)
			2014		2013
Average Principal Receivables Outstanding	$		$		$		$
Total Gross Charge-Offs	$		$		$		$
Total Recoveries

Total Net Charge-Offs	$		$		$		$
Total Gross Charge-Offs as a Percentage of Average Principal Receivables Outstanding		%(2)		%		%		%(2)
Total Recoveries as a Percentage of Average Principal Receivables Outstanding		(2)						(2)

Total Net Charge-Offs as a Percentage of Average Principal Receivables Outstanding		%(2)		%		%		%(2)

Number of Accounts Experiencing a Loss
Number of Accounts Experiencing a Recovery(3)
Average Net Loss per Account Experiencing a Loss(4)	$		$		$		$

(1)	Receivables were first added to the issuance trust on the first day of the November 2012 Monthly Period.

(2)	This percentage is an annualized figure.

(3)	Calculated by totaling the number of accounts experiencing a loss in each of the months during the indicated period. Therefore, an account that has experienced a loss in multiple months during the indicated period will be counted more than once.

(4)	Calculated by totaling the number of accounts experiencing a recovery in each of the months during the indicated period. Therefore, an account that has experienced a recovery in multiple months during the indicated period will be counted more than once.

(5)	Calculated as Net Charge-Offs divided by Number of Accounts Experiencing a Loss.

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The following tables set forth the delinquency experience for the Trust Portfolio for each indicated period. With respect to the “Average Receivables Delinquent as a Percentage of the Trust Portfolio” table below, the average receivables delinquent is the average of the month-end delinquent amounts, while the average receivables outstanding is the average of month-end receivables balances, each for the applicable period. With respect to the “Average Number of Delinquent Accounts as a Percentage of the Trust Portfolio” table below, the average number of delinquent accounts is the average of the month-end delinquent accounts, while the average number of outstanding accounts is the average of month-end accounts, each for the applicable period. We cannot provide any assurance that the delinquency experience for the receivables in the Trust Portfolio in the future will be similar to the historical experience set forth below.

Average Receivables Delinquent as a Percentage of the Trust Portfolio

(Dollars in Thousands)

	[ ] Months Ended [ ], 201[ ]			Year ended December 31,						[ ] Months Ended [ ], 2012(1)
				2014			2013
	Dollar Amount	Average Receivables Outstanding		Dollar Amount	Average Receivables Outstanding		Dollar Amount	Average Receivables Outstanding		Dollar Amount	Average Receivables Outstanding
Average Receivables Outstanding	$		%	$		%	$		%	$		%
Average Receivables Delinquent:
31 to 60 Days	$		%	$		%	$		%	$		%
61 to 90 Days
91 to 120 Days
121 to 150 Days
151 to 180 Days
181 to 210 Days
211 to 240 Days
241 to 270 Days
271 to 300 Days
301 or More Days

Total	$		%	$		%	$		%	$		%

(1)	Receivables were first added to the issuance trust on the first day of the November 2012 Monthly Period.

*	Indicates a number that is greater than zero but less than 0.005%.

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Average Number of Accounts Delinquent as a Percentage of the Trust Portfolio

	[ ] Months Ended [ ], 201[ ]			Year ended December 31,						[ ] Months Ended [ ], 2012(1)
				2014			2013
	Number of Accounts	Percentage of Total Number of Accounts		Number of Accounts	Percentage of Total Number of Accounts		Number of Accounts	Percentage of Total Number of Accounts		Number of Accounts	Percentage of Total Number of Accounts
Average Number of Accounts Outstanding			%			%			%			%
Average Number of Accounts Delinquent:
31 to 60 Days
61 to 90 Days
91 to 120 Days
121 to 150 Days
151 to 180 Days
181 to 210 Days
211 to 240 Days
241 to 270 Days
271 to 300 Days
301 or More Days

Total			%			%			%			%

(1)	Receivables were first added to the issuance trust on the first day of the November 2012 Monthly Period.

*	Indicates a number that is greater than zero but less than 0.005%.

Revenue Experience

The following table sets forth the revenue experience for the Trust Portfolio for each indicated period. Finance Charge Collections consist entirely of Discount Option Receivables. See “Sources of Funds to Pay the Notes — Discount Option” and “Glossary of Defined Terms” in this prospectus. Revenue experience from finance charge collections results from dividing finance charge collections by the average principal receivables outstanding. The average principal receivables outstanding for each indicated period is the average of the month-end principal receivables balances for that period.

Historical data for the revenue experience as reported with respect to the Trust Portfolio in the table below is calculated using the average principal receivables outstanding instead of the average receivables outstanding. As a result, there are limitations to any comparison of the historical data presented with respect to the Trust Portfolio in the table below and the historical data presented with respect to each Segment of the Total Portfolio in the “Revenue Experience of the Consumer and Small Business Segment” and “Revenue Experience of the Commercial Segment” tables under “The Total Portfolio — Revenue Experience.”

Revenue Experience of the Trust Portfolio

(Dollars in Thousands)

	[ ] Months Ended [ ], 201[ ]		Year ended December 31,				[ ] Months Ended [ ], 2012(1)
			2014		2013
Average Principal Receivables Outstanding	$		$		$		$
Finance Charge Collections	$		$		$		$
Finance Charge Collections as a Percentage of Average Principal Receivables Outstanding		%(2)		%		%		%(2)

(1)	Receivables were first added to the issuance trust on the first day of the November 2012 Monthly Period.

(2)	This percentage is an annualized figure.

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Principal Payment Rates

The following table sets forth the highest and lowest accountholder monthly principal payment rates for the Trust Portfolio during any month in the period shown and the average accountholder monthly principal payment rates for all months during each period shown, calculated as the percentage equivalent of a fraction. The accounts are designed for use as a method of payment for the purchase of merchandise and services and account balances generally are due in full each month. Therefore, accounts generally cannot be used by accountholders for the purpose of financing these purchases. In contrast to revolving credit plan products which do not require payment in full each month, the general requirement that account balances be paid in full each month creates a high monthly payment rate and, therefore, account balances turn over rapidly relative to charge volume. See “Domestic Charge Card Business” in this prospectus.

Historical data for the monthly principal payment rate as reported with respect to the Trust Portfolio in the table below (i) unlike the calculation of monthly payment rate in the “Accountholder Monthly Payment Rates the Consumer and Small Business Segment” and the “Accountholder Monthly Payment Rates of the Commercial Segment” tables under “The Total Portfolio — Payment Rates,” includes collections of principal receivables only and (ii) is calculated using that month’s opening principal receivables balance. As a result, there are limitations to any comparison of the historical data presented with respect to the Trust Portfolio in the table below and the historical data presented with respect to each Segment of the Total Portfolio in such other tables.

As with the monthly payment rates in the tables under “The Total Portfolio — Payment Rates,” commencing in December 2013, a normalization factor has been used, and monthly principal payment rates have been calculated by multiplying the result of the calculation described above by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the applicable month. We can offer no assurance as to how monthly principal payment rates calculated without the normalization factor compare to monthly principal payment rates calculated with the normalization factor, and we caution investors to compare data only within periods during which monthly principal payment rates were calculated in the same manner.

The definition of “Monthly Period” applicable to the American Express Issuance Trust II was amended in August 2013 and again in April 2015. As a result, the August 2013 Monthly Period included an additional four days of collections, and the April 2015 Monthly Period included an additional three days of collections, in each case resulting in a monthly principal payment rate that was higher than would have been the case absent such amendment.

Accountholder Monthly Principal Payment Rates of the Trust Portfolio

	[ ] Months Ended [ ], 201[ ](1)		Year ended December 31,				[ ] Months Ended [ ], 2012(2)
			2014(1)		2013(1)
Lowest Month		%		%		%		%
Highest Month		%		%		%(3)		%
Monthly Average		%(4)		%		%(3)		%

(1)	As discussed above, commencing in December 2013, monthly principal payment rates have been normalized for a 30-day month.

(2)	Receivables were first added to the issuance trust on the first day of the November 2012 Monthly Period.

(3)	Had the August 2013 Monthly Period not included the additional four days of collections resulting from the amendment to the definition of “Monthly Period” discussed above, the highest monthly principal payment rate for the year ended December 31, 2013 would have been 98.38%, and the average monthly principal payment rate for such period would have been 91.51%.

(4)	Had the April 2015 Monthly Period not included the additional three days of collections resulting from the amendment to the definition of “Monthly Period” discussed above, the average monthly principal payment rate for the nine months ended September 30, 2015 would have been 91.41%.

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The Receivables

As of [    ], 201[    ], the receivables in the accounts included in the Trust Portfolio totaled $[    ], comprised of $[    ] of principal receivables and $[    ] of finance charge receivables.

The following tables, together with the paragraph under “— Composition by Geographic Distribution,” summarize the Trust Portfolio by various criteria as of [    ], 201[    ]. Because the future composition of the Trust Portfolio may change over time, these tables are not necessarily indicative of the composition of the Trust Portfolio at any specific time in the future.

Composition by Account Balance

Trust Portfolio

Account Balance Range	Number of Accounts	Percentage of Total Number of Accounts		Receivables Outstanding	Percentage of Total Receivables Outstanding
Credit Balance			%	$		%
Zero Balance
$0.01 to $1,000
$1,000.01 to $5,000
$5,000.01 to $10,000
$10,000.01 to $15,000
$15,000.01 to $20,000
$20,000.01 to $30,000
$30,000.01 to $40,000
$40,000.01 to $50,000
$50,000.01 or More

Total			%	$	%

The average account balance as of [    ], 201[    ] was $[    ] for all accounts and $[    ] for all accounts other than accounts with a zero balance as of that date.

Composition by Period of Delinquency

Trust Portfolio

Period of Delinquency (Days Contractually Delinquent)	Number of Accounts	Percentage of Total Number of Accounts		Receivables Outstanding	Percentage of Total Receivables Outstanding
Current to 30 Days			%	$		%
31 to 60 Days
61 to 90 Days
91 to 120 Days
121 to 150 Days
151 to 180 Days
181 to 210 Days
211 to 240 Days
241 to 270 Days
271 to 300 Days
301 or More Days

Total			%	$	%

*	Indicates a number that is greater than zero but less than 0.005%.

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Composition by Account Age

Trust Portfolio

Account Age(1)	Number of Accounts	Percentage of Total Number of Accounts		Receivables Outstanding	Percentage of Total Receivables Outstanding
Not More than 11 Months			%	$		%
12 Months to 17 Months
18 Months to 23 Months
24 Months to 35 Months
36 Months to 47 Months
48 Months to 59 Months
60 Months to 71 Months
72 Months or More

Total			%	$		%

(1)	For purposes of this table, the age of an account is rounded down to the nearest whole month. For example, the age of an account that has been in existence for eleven months and twenty days would be rounded down to eleven months, and that account would be included in the “Not More than 11 Months” age range.

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Composition by Geographic Distribution

Trust Portfolio

As of [    ], 201[    ], approximately [    ]%, [    ]%, [    ]%, [    ]% and [    ]% of the receivables related to accountholders having billing addresses in [        ], [        ], [        ], [        ] and [        ], respectively. Not more than 4% of the receivables relate to accountholders having billing addresses in any other single state.

Composition by Standardized Credit Score

Trust Portfolio

The following table sets forth the composition of the consumer and small business accounts included in the Trust Portfolio by FICO®* score ranges. To the extent available, FICO scores are obtained at origination and monthly thereafter. A FICO score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess consumer credit risk. FICO risk scores rank-order consumers according to the likelihood that their credit obligations will be paid in accordance with the terms of their accounts. Although Fair Isaac Corporation discloses only limited information about the variables it uses to assess credit risk, those variables likely include, but are not limited to, debt level, credit history, payment patterns (including delinquency experience), and level of utilization of available credit. FICO scores of an individual may change over time, depending on the conduct of the individual, including the individual’s usage of his or her available credit, and changes in credit score technology used by Fair Isaac Corporation.

FICO scores are based on independent, third-party information, the accuracy of which we cannot verify. The account owners do not use standardized credit scores, such as a FICO score, alone to determine the amount of charges that should be approved on a charge card account. Rather, a FICO score is only one of many factors used by TRS, Centurion and FSB, as account owners, to assess an individual’s credit and default risk. In connection with their underwriting and authorization decisions, the account owners use proprietary scoring models, which they generally have found to be more accurate predictors of credit and default risk than any single standardized credit score such as FICO. The use of proprietary models also enables an account owner to extend credit to an accountholder with a lower FICO score without changing that account owner’s risk tolerance than would be the case if that account owner relied solely on FICO. See “Domestic Charge Card Business — Consumer and Small Business Charge Business — Underwriting and Authorization Procedures” in this prospectus. The FICO scores presented below should not be used alone as a method of forecasting whether accountholders will make payments in accordance with the terms of their accounts. References to “Receivables Outstanding” in the following table include both finance charge receivables and principal receivables. Because the future composition of the Trust Portfolio may change over time, this table is not necessarily indicative of the composition of the Trust Portfolio at any specific time in the future.

Composition by Standardized Credit Score(1)

Trust Portfolio

FICO Score Range	Receivables Outstanding	Percentage of Total Receivables Outstanding
Less than 560	$		%
560-659
660-699
700-759
760 & above
Refreshed FICO Unavailable

Total	$		%

(1)	Standardized Credit Score defined as the FICO score in the most recent Monthly Period.

*	FICO® is a federally registered servicemark of Fair Isaac Corporation.

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ANNEX III

Static Pool Information

The information in this Annex III forms an integral part of the prospectus.

The Trust Portfolio is comprised of receivables arising in designated American Express consumer and small business charge accounts owned by Centurion and FSB.

The following tables present charge-off, delinquency, payment rate and revenue experience of the Trust Portfolio. Due to the nature of the receivables in the Trust Portfolio, the following tables do not include information relating to (i) prepayments, because the concept of prepayments is not an applicable consideration beyond payment rate data, which is provided, or (ii) standardized credit scores, because credit decisions are being made on an ongoing basis based on continuously evolving obligor credit scores.

Data is presented in the following tables in separate increments based on the calendar year of origination of the accounts, each an “Origination Segment.” Data is presented for the five most recent Origination Segments [and for the portion of the current Origination Segment ended [            ], 201[_]]. As used in the tables, the date of origination is generally either the date the account became effective or was first used. The account aging shows activity through the indicated age of the account (e.g., 0-12 months, 13-24 months), which is referred to in this Annex III as the “performance period.” In the following tables, highlighted data is based on a full 12 months of activity for all accounts in the applicable Origination Segment and, therefore, will not change in future disclosures. The data that is not highlighted will change in future disclosures and, in some cases, will reflect activity in an account for less than 12 full months, depending on when the account is originated and when the data for that disclosure is generated.

As of [            ], 201[_], the accounts reflected in the following tables for the Consumer and Small Business Segment had receivables outstanding that were approximately [__]% of the total receivables outstanding in the Trust Portfolio at such date. Because the accounts reflected in the following tables are only a portion of the Trust Portfolio, the overall performance of the receivables in the Trust Portfolio may be different from the performance reflected in the tables below. There can be no assurance that the performance of receivables in the future will be similar to the historical experience set forth below.

A-III-1

Gross Charge-Off Rates

Total gross charge-offs for any Origination Segment include charge-offs of principal receivables only, and do not include any charge-offs of finance charge and fee receivables or the amount of any reductions in principal receivables due to a rebate, refund, error, fraudulent charge or other miscellaneous adjustment described under “Sources of Funds to Pay the Notes — Required Transferor Amount” in the prospectus. The gross charge-off rate, which is an annualized percentage, results from dividing total gross charge-offs by the average month-end receivables for each month in the applicable performance period, which is referred to in this Annex III as the “average receivables outstanding.”

Gross Charge-Off Rate of the Trust Portfolio

As of Date: [            ], 201[_]

Origination Year	0-12 Months	13-24 Months	25-36 Months	37-48 Months	49-60 Months	>=61 Months

[2015 Origination]	[_]%

2014 Origination	[_]%	[_]%

2013 Origination	[_]%	[_]%	[_]%

2012 Origination	[_]%	[_]%	[_]%	[_]%

2011 Origination	[_]%	[_]%	[_]%	[_]%	[_]%

2010 Origination	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%

[Graphical Presentation to be Included]

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Net Charge-Off Rates

Total net charge-offs for any Origination Segment are an amount equal to total gross charge-offs minus total recoveries. The net charge-off rate, which is an annualized percentage, results from dividing total net charge-offs by the average receivables outstanding.

Net Charge-Off Rate of the Trust Portfolio

As of Date: [            ], 201[_]

Origination Year	0-12 Months	13-24 Months	25-36 Months	37-48 Months	49-60 Months	>=61 Months

[2015 Origination]	[_]%

2014 Origination	[_]%	[_]%

2013 Origination	[_]%	[_]%	[_]%

2012 Origination	[_]%	[_]%	[_]%	[_]%

2011 Origination	[_]%	[_]%	[_]%	[_]%	[_]%

2010 Origination	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%

[Graphical Presentation to be Included]

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30 Days+ Delinquency Rates

The 30 Days+ Delinquency Rate (i.e., accounts 31 days or more delinquent) is the result of dividing the average of the month-end delinquent amounts for each month in the applicable performance period by the average month-end receivables outstanding.

30 Days+ Delinquency Rate of the Trust Portfolio

As of Date: [            ], 201[_]

Origination Year	0-12 Months	13-24 Months	25-36 Months	37-48 Months	49-60 Months	>=61 Months

[2015 Origination]	[_]%

2014 Origination	[_]%	[_]%

2013 Origination	[_]%	[_]%	[_]%

2012 Origination	[_]%	[_]%	[_]%	[_]%

2011 Origination	[_]%	[_]%	[_]%	[_]%	[_]%

2010 Origination	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%

[Graphical Presentation to be Included]

A-III-4

Monthly Payment Rates

The monthly payment rate results from dividing total collections received (excluding recoveries on charged-off receivables) during each month by that month’s opening total receivables balance.

Accountholder Monthly Payment Rates of the Trust Portfolio

As of Date: [            ], 201[_]

Origination Year	0-12 Months	13-24 Months	25-36 Months	37-48 Months	49-60 Months	>=61 Months

[2015 Origination]	[_]%

2014 Origination	[_]%	[_]%

2013 Origination	[_]%	[_]%	[_]%

2012 Origination	[_]%	[_]%	[_]%	[_]%

2011 Origination	[_]%	[_]%	[_]%	[_]%	[_]%

2010 Origination	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%

[Graphical Presentation to be Included]

A-III-5

Revenue Experience

[The percentages set forth in the tables below, which are annualized percentages, result from dividing finance charge collections by the average month-end receivables outstanding. Total finance charge collections include discount option receivables.]

[Historical data for revenue experience as reported with respect to the Trust Portfolio (i) unlike the calculation of total finance charges and fees billed above which is based on the related amounts posted to accounts, is calculated based on the related amounts collected on the accounts including recoveries, (ii) is calculated using discount option yield for periods up to and including the February 2012 Monthly Period and (iii) is calculated using Issuer Rate Fees. As a result, there are limitations to any comparison of the historical data presented in this prospectus and the static pool data presented in the table above.]

Revenue Experience of the Trust Portfolio

As of Date: [            ], 201[_]

Origination Year	0-12 Months	13-24 Months	25-36 Months	37-48 Months	49-60 Months	>=61 Months

[2015 Origination]	[_]%

2014 Origination	[_]%	[_]%

2013 Origination	[_]%	[_]%	[_]%

2012 Origination	[_]%	[_]%	[_]%	[_]%

2011 Origination	[_]%	[_]%	[_]%	[_]%	[_]%

2010 Origination	[_]%	[_]%	[_]%	[_]%	[_]%	[_]%

[Graphical Presentation to be Included]

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American Express Issuance Trust II

Issuing Entity

American Express Receivables Financing Corporation VIII LLC

Depositor and Transferor

American Express Travel Related Services Company, Inc.

Sponsor and Servicer

Series 201[•]-[•]

$[•] Class A [Floating][Fixed] Rate Asset Backed Notes

$[•] Class B [Floating][Fixed] Rate Asset Backed Notes

$[•] Class C [Floating][Fixed] Rate Asset Backed Notes

PROSPECTUS

Underwriters

[A Co.]

[B Co.]

[C Co.]

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the dates stated on the cover.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, until the date which is 90 days after the date of this prospectus, all dealers selling the notes will deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee		$100.70**

Printing and Engraving Expenses	$	*

Trustee’s Fees and Expenses	$	*

Legal Fees and Expenses	$	*

Blue Sky Fees and Expenses	$	*

Accountants’ Fees and Expenses	$	*

Rating Agency Fees	$	*

Miscellaneous Fees	$	*

Total	$	*

*	To be filed by amendment

**	Actual

Item 13.	Indemnification of Directors and Officers.

American Express Receivables Financing Corporation VIII LLC

The Delaware Limited Liability Company Act gives Delaware limited liability companies broad powers to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

To the fullest extent permitted by the Delaware Limited Liability Company Act and in accordance with its Limited Liability Company Agreement, American Express Receivables Financing Corporation VIII LLC will indemnify any member, officer, director, employee or agent of American Express Receivables Financing Corporation VIII LLC who is, was or is threatened to be made a party to any proceeding (including a proceeding by or in the right of American Express Receivables Financing Corporation VIII LLC or by or on behalf of a member) by reason of the fact that he, she or it is or was a member, officer or director of American Express Receivables Financing Corporation VIII LLC, is or was acting on behalf of American Express Receivables Financing Corporation VIII LLC in good faith or is or was serving, at the request of American Express Receivables Financing Corporation VIII LLC, as a director, manager, officer, employee or agent of any other legal entity, or is a fiduciary of any employee benefit plan established at the direction of American Express Receivables Financing Corporation VIII LLC, against all liabilities and reasonable expenses incurred in the proceeding except such liabilities and expenses as are incurred because of such individual’s gross negligence or willful misconduct.

Each underwriting agreement will generally provide that the underwriters will indemnify American Express Receivables Financing Corporation VIII LLC and its directors, officers, members and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933, as amended, relating to certain information provided or actions taken by the underwriters. American Express Receivables Financing Corporation VIII LLC has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 14.	Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Limited Liability Company Agreement of American Express Receivables Financing Corporation VIII LLC, dated as of October 24, 2012 (incorporated by reference to Exhibit 3.1 to Registration No. 333-185503).

4.1	Form of Amended and Restated Receivables Purchase Agreement between American Express Centurion Bank and American Express Travel Related Services Company, Inc.

4.2	Form of Amended and Restated Receivables Purchase Agreement between American Express Bank, FSB and American Express Travel Related Services Company, Inc.

4.3	Form of Amended and Restated Receivables Purchase Agreement between American Express Travel Related Services Company, Inc. and American Express Receivables Financing Corporation VIII LLC.

4.4	Form of American Express Issuance Trust II Second Amended and Restated Trust Agreement between American Express Receivables Financing Corporation VIII LLC and Wilmington Trust Company.

4.5	Form of Second Amended and Restated Transfer Agreement among American Express Receivables Financing Corporation VIII LLC, as transferor, the American Express Issuance Trust II, as issuer, and The Bank of New York Mellon, as indenture trustee.

4.6	Form of Second Amended and Restated Servicing Agreement among American Express Receivables Financing Corporation VIII LLC, as transferor, American Express Travel Related Services Company, Inc., as servicer and administrator, the American Express Issuance Trust II, as issuer, and The Bank of New York Mellon, as indenture trustee.

4.7	Form of Second Amended and Restated Indenture between the American Express Issuance Trust II, as issuer, and The Bank of New York Mellon, as indenture trustee.

4.8	Form of Indenture Supplement, including form of Note.

4.9	Amended and Restated Supplemental Servicing Agreement, dated as of March 12, 2013, among American Express Travel Related Services Company, Inc., American Express Centurion Bank, American Express Bank, FSB and American Express Receivables Financing Corporation VIII LLC (incorporated by reference to Exhibit 4.4 to the Form 8-K filed with the Securities Exchange Commission on March 21, 2013).

4.10	Defaulted Receivables Supplemental Servicing Agreement, dated as of March 12, 2013, among American Express Travel Related Services Company, Inc., American Express Centurion Bank, American Express Bank, FSB and American Express Receivables Financing Corporation VIII LLC (incorporated by reference to Exhibit 4.6 to the Form 8-K filed with the Securities Exchange Commission on March 21, 2013).

4.11	Remittance Processing Services Agreement between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10 to Registration Statement No. 333-185503).**

4.11.1	Amendment No. 1, dated as of July 1, 2000, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.1 to Registration Statement No. 333-185503).**

4.11.2	Amendment No. 2, dated as of June 1, 2002, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.2 to Registration Statement No. 333-185503).**

4.11.3	Amendment Agreement Number FIL-05-6-MP01-03, dated October 24, 2005, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.3 to Registration Statement No. 333-185503).

4.11.4	Amendment Agreement Number FIL-05-06-MP01-04, dated as of March 22, 2006, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.4 to Registration Statement No. 333-185503).

4.11.5	Amendment Agreement Number FIL-05-06-MP01-05, dated as of March 29, 2006, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.5 to Registration Statement No. 333-185503).

4.11.6	Amendment Agreement Number NYC-0-06-2807, dated as of August 18, 2006, between American Express Travel Related Services Company, Inc. and Regulus West LLC, extending the Remittance Processing Services Agreement (incorporated by reference to Exhibit 4.10.6 to Registration Statement No. 333-185503).**

4.11.7	Amendment Number NYC-0-06-3581, dated on or about November 15, 2006, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.7 to Registration Statement No. 333-185503).**

4.11.8	Amendment Number NYC-0-06-2162-02, dated as of October 30, 2009, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.8 to Registration Statement No. 333-185503).**

4.11.9	Amendment Agreement Number AMEND-CW170596, dated as of October 30, 2010, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.9 to Registration Statement No. 333-185503).**

4.11.10	Amendment Agreement Number AMEND-CW2268976, dated as of October 31, 2013, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities Exchange Commission on October 31, 2013).**

4.12	Seller Agreement, dated as of October 24, 2012, among American Express Centurion Bank, American Express Bank, FSB, American Express Travel Related Services Company, Inc. and American Express Receivables Financing Corporation VIII LLC (incorporated by reference to Exhibit 4.11 to Registration No. 333-185503).

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to legality.

8.1	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to tax matters.

10.1	Form of Asset Representations Review Agreement.

23.1	Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 5.1).

23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 8.1).

24.1	Powers of Attorney of American Express Receivables Financing Corporation VIII LLC (included on page II-9).

24.2	Certified Copy of resolutions Authorizing Power of Attorney of American Express Receivables Financing Corporation VIII LLC.

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon, as indenture trustee.*

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities.

99.1	Assignment No. 1 of Receivables in Aggregate Addition Accounts included in American Express Issuance Trust II, dated as of July 24, 2013, between American Express Receivables Financing Corporation VIII LLC and the American Express Issuance Trust II (incorporated by reference to Exhibit 99.01 to the Form 8-K filed with the Securities Exchange Commission on July 18, 2013).

*	to be filed by amendment

**	confidential information has been omitted and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Securities and Exchange Commission

Item 15.	Undertakings

A.         Undertaking pursuant to Rule 415.

The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that:

(A)       Paragraphs A.(1)(i), A.(1)(ii) and A.(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement; and

(B)       Paragraphs A.(1)(i) and A.(1)(ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)       That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)       That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is relying on Rule 430D:

(A)       Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)       Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)       That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)       If a registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

B.         Undertaking in respect of filings incorporating subsequent Exchange Act documents by reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.         Request for Acceleration of Effective Date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

D.         Undertaking pursuant to Rule 430A under the Securities Act of 1933.

The undersigned registrant hereby undertakes that:

(1)       For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)       For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

E.         Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on December 9, 2015.

AMERICAN EXPRESS RECEIVABLES FINANCING CORPORATION VIII LLC acting solely in its capacity as a depositor of American Express Issuance Trust II

By:	/s/ Kerri S. Bernstein
Name: Kerri S. Bernstein Title: President and Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kerri S. Bernstein, Jay Banerjee and Carol V. Schwartz, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all amendments (including post-effective amendments) to this Registration Statement, any registration statement filed pursuant to Rule 462(b), and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on December 9, 2015 by the following persons in the capacities indicated.

Signature	Title

/s/ Kerri S. Bernstein	President and Director
Kerri S. Bernstein	(Principal Executive Officer)

/s/ Anderson Y. Lee	Vice President and Treasurer
Anderson Y. Lee	(Principal Financial Officer and
Principal Accounting Officer)

/s/ David L. Fabricant	Director
David L. Fabricant

/s/ John D. Koslow	Director
John D. Koslow

/s/ Ruth K. Lavelle	Director
Ruth K. Lavelle

/s/ Denise D. Roberts	Director
Denise D. Roberts

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Limited Liability Company Agreement of American Express Receivables Financing Corporation VIII LLC, dated as of October 24, 2012 (incorporated by reference to Exhibit 3.1 to Registration No. 333-185503).

4.1	Form of Amended and Restated Receivables Purchase Agreement between American Express Centurion Bank and American Express Travel Related Services Company, Inc.

4.2	Form of Amended and Restated Receivables Purchase Agreement between American Express Bank, FSB and American Express Travel Related Services Company, Inc.

4.3	Form of Amended and Restated Receivables Purchase Agreement between American Express Travel Related Services Company, Inc. and American Express Receivables Financing Corporation VIII LLC.

4.4	Form of American Express Issuance Trust II Second Amended and Restated Trust Agreement between American Express Receivables Financing Corporation VIII LLC and Wilmington Trust Company.

4.5	Form of Second Amended and Restated Transfer Agreement among American Express Receivables Financing Corporation VIII LLC, as transferor, the American Express Issuance Trust II, as issuer, and The Bank of New York Mellon, as indenture trustee.

4.6	Form of Second Amended and Restated Servicing Agreement among American Express Receivables Financing Corporation VIII LLC, as transferor, American Express Travel Related Services Company, Inc., as servicer and administrator, the American Express Issuance Trust II, as issuer, and The Bank of New York Mellon, as indenture trustee.

4.7	Form of Second Amended and Restated Indenture between the American Express Issuance Trust II, as issuer, and The Bank of New York Mellon, as indenture trustee.

4.8	Form of Indenture Supplement, including form of Note.

4.9	Amended and Restated Supplemental Servicing Agreement, dated as of March 12, 2013, among American Express Travel Related Services Company, Inc., American Express Centurion Bank, American Express Bank, FSB and American Express Receivables Financing Corporation VIII LLC (incorporated by reference to Exhibit 4.4 to the Form 8-K filed with the Securities Exchange Commission on March 21, 2013).

4.10	Defaulted Receivables Supplemental Servicing Agreement, dated as of March 12, 2013, among American Express Travel Related Services Company, Inc., American Express Centurion Bank, American Express Bank, FSB and American Express Receivables Financing Corporation VIII LLC (incorporated by reference to Exhibit 4.6 to the Form 8-K filed with the Securities Exchange Commission on March 21, 2013).

4.11	Remittance Processing Services Agreement between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10 to Registration Statement No. 333-185503).**

4.11.1	Amendment No. 1, dated as of July 1, 2000, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.1 to Registration Statement No. 333-185503).**

4.11.2	Amendment No. 2, dated as of June 1, 2002, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.2 to Registration Statement No. 333-185503).**

4.11.3	Amendment Agreement Number FIL-05-6-MP01-03, dated October 24, 2005, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.3 to Registration Statement No. 333-185503).

4.11.4	Amendment Agreement Number FIL-05-06-MP01-04, dated as of March 22, 2006, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.4 to Registration Statement No. 333-185503).

4.11.5	Amendment Agreement Number FIL-05-06-MP01-05, dated as of March 29, 2006, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.5 to Registration Statement No. 333-185503).

4.11.6	Amendment Agreement Number NYC-0-06-2807, dated as of August 18, 2006, between American Express Travel Related Services Company, Inc. and Regulus West LLC, extending the Remittance Processing Services Agreement (incorporated by reference to Exhibit 4.10.6 to Registration Statement No. 333-185503).**

4.11.7	Amendment Number NYC-0-06-3581, dated on or about November 15, 2006, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.7 to Registration Statement No. 333-185503).**

4.11.8	Amendment Number NYC-0-06-2162-02, dated as of October 30, 2009, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.8 to Registration Statement No. 333-185503).**

4.11.9	Amendment Agreement Number AMEND-CW170596, dated as of October 30, 2010, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 4.10.9 to Registration Statement No. 333-185503).**

4.11.10	Amendment Agreement Number AMEND-CW2268976, dated as of October 31, 2013, between American Express Travel Related Services Company, Inc. and Regulus West LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities Exchange Commission on October 31, 2013).**

4.12	Seller Agreement, dated as of October 24, 2012, among American Express Centurion Bank, American Express Bank, FSB, American Express Travel Related Services Company, Inc. and American Express Receivables Financing Corporation VIII LLC (incorporated by reference to Exhibit 4.11 to Registration No. 333-185503).

5.1	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to legality.

8.1	Opinion of Orrick, Herrington & Sutcliffe LLP with respect to tax matters.

10.1	Form of Asset Representations Review Agreement.

23.1	Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 5.1).

23.2	Consent of Orrick, Herrington & Sutcliffe LLP (included in its opinion filed as Exhibit 8.1).

24.1	Powers of Attorney of American Express Receivables Financing Corporation VIII LLC (included on page II-9).

24.2	Certified Copy of resolutions Authorizing Power of Attorney of American Express Receivables Financing Corporation VIII LLC.

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon, as indenture trustee.*

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities.

99.1	Assignment No. 1 of Receivables in Aggregate Addition Accounts included in American Express Issuance Trust II, dated as of July 24, 2013, between American Express Receivables Financing Corporation VIII LLC and the American Express Issuance Trust II (incorporated by reference to Exhibit 99.01 to the Form 8-K filed with the Securities Exchange Commission on July 18, 2013).

*	to be filed by amendment

**	confidential information has been omitted and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Securities and Exchange Commission